As filed with the Securities and Exchange Commission on October 7, 2014

Registration No. 333-198374

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

NEUROSIGMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	3845	26-3105690
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10960 Wilshire Boulevard

Suite 1910

Los Angeles, California 90024

(310) 479-3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Leon Ekchian, Ph.D.

President and Chief Executive Officer

10960 Wilshire Boulevard

Suite 1910

Los Angeles, California 90024

(310) 479-3100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Greg R. Samuel Ryan R. Cox Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000	David J. Segre Michael Nordtvedt Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 7, 2014

PRELIMINARY PROSPECTUS

3,571,429 Shares

NeuroSigma, Inc.

Common Stock

We are offering 3,571,429 shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $13.00 and $15.00 per share. We have applied to list our common stock on The NASDAQ Capital Market under the symbol “NSIG.” We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)
Proceeds to NeuroSigma (Before Expenses)

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

Delivery of the shares of common stock is expected to be made on or about                     , 2014. We have granted the underwriters an option for a period of 30 days to purchase an additional 535,714 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Jefferies

BTIG	Craig-Hallum Capital Group

Prospectus dated                     , 2014.

NeuroSigma

eTNS™

## Proposed Second Generation eTNS™ System

(Under Development)

Proposed
sTNS™
System
(Under
Development)

CAUTION: We have not received approval by the FDA to market our eTNS™ system, proposed Second Generation eTNS™ system or proposed sTNS™ system in the United States. Our eTNS™ system, proposed Second Generation eTNS™ system and proposed sTNS™ system are classified as investigational devices and are limited by Federal (or United States) law to investigational use only.

You should rely only on the information contained in this document or to which we have referred you. We have not and the underwriters have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until             , 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

-i-

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider in making an investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including the sections of this prospectus captioned “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless we state otherwise or the context otherwise indicates, the terms “NeuroSigma,” “we,” “us,” “our,” and the “company” refer to NeuroSigma, Inc. and its consolidated subsidiary.

Overview

We are a life sciences company focused on developing bioelectronic products with the potential to transform the lives of patients suffering from major neurological and neuropsychiatric disorders such as epilepsy and depression. We currently have approval to market our lead product in the European Union for the adjunctive treatment of epilepsy, in Canada for the treatment of drug-resistant epilepsy, and in Australia for the adjunctive treatment of drug-resistant epilepsy. The approvals in the European Union, Canada and Australia are for adults and children nine years and older. Approximately 4.6 million people in these regions suffer from epilepsy. Additionally, we have approval to market our lead product in the European Union for the adjunctive treatment of major depressive disorder and in Canada for the treatment of major depressive disorder, in each case for adults and children nine years and older. In the European Union and Canada, approximately 31.6 million people suffer from major depressive disorder in a given year. We intend to seek, though have not obtained, approval to market our lead product in the United States for the adjunctive treatment of drug-resistant epilepsy and for the treatment of major depressive disorder, where approximately 2.9 million people suffer from epilepsy and approximately 17.0 million people suffer from major depressive disorder in a given year. A portion of the proceeds from this offering will be used to initiate a pivotal trial of our lead product as adjunctive treatment for drug-resistant epilepsy in the United States. We also intend to seek, but have not obtained, approval to market our lead product in Australia for the treatment of major depressive disorder, where approximately 963,000 adults suffer from this disease in a given year. Despite the availability of numerous pharmaceutical and device treatments, approximately one-third of the patients with epilepsy and one-third of the patients with major depression continue to endure debilitating symptoms following first-line treatment. We believe an innovative, safe, non-invasive and affordable treatment alternative with minimal side effects is urgently needed for this subset of patients. We have developed a neuromodulation technology that non-invasively stimulates the trigeminal nerve to treat epilepsy and depression and have begun efforts toward commercialization of this technology in the European Union, Canada and Australia. Although our primary commercialization efforts target the treatment of epilepsy, we are also leveraging our technology to advance initiatives for the treatment of other neurological and neuropsychiatric disorders. Clinical trials in depression, attention deficit hyperactivity disorder and post-traumatic stress disorder have already produced promising data, and an upcoming trial in traumatic brain injury will provide initial data on the use of our technology for the treatment of that condition.

Our non-invasive external trigeminal nerve stimulation system, or eTNS system, employs trigeminal nerve stimulation, or TNS, as adjunctive therapy for drug-resistant epilepsy and major depressive disorder. Adjunctive therapies, including adjunctive medications, are used in combination with one or more other therapies, and are commonly used by patients who do not respond to first-line treatment with the desired stabilization or improvement of their condition. eTNS is a novel medical treatment that delivers low-intensity electrical current through a single-use patch to stimulate branches of the trigeminal nerve near the surface of the forehead, thereby non-invasively modulating activity in targeted brain regions. Clinical studies have provided evidence that our eTNS system did not present the potentially severe side effects associated with other therapies for the indications we target. Patients may conveniently self-administer our eTNS system at home and typically use the device while sleeping. We sell our disposable patches at a price comparable to branded adjunctive medications and our eTNS pulse generator at a significantly lower price than invasive treatment alternatives.

We believe this recurring revenue model is similar to the pharmaceutical sales model and, if properly executed, should position us for rapid growth.

In August 2012, we received CE Mark approval to market our eTNS system in the European Union, or the EU, as adjunctive treatment for epilepsy and major depressive disorder, or MDD, for adults and children nine years and older, and in April 2013, we received a medical device license from Health Canada allowing us to market our eTNS system for the treatment of drug-resistant epilepsy, or DRE, and MDD for adults and children nine years and older in Canada. In March 2014, we received approval to include our eTNS system in the Australian Register of Therapeutic Goods, which allows us to market our eTNS system as adjunctive treatment for DRE for adults and children nine years and older in Australia. We have not obtained U.S. Food and Drug Administration, or FDA, premarket approval, or PMA, which approval would allow us to market our eTNS system in the United States. In order to obtain a PMA, the FDA requires that we (1) obtain an investigational device exemption, or IDE, (2) conduct pilot studies, such as Phase I and Phase II trials, to demonstrate the initial safety of the therapy and to gather preliminary efficacy data in a small number of subjects, (3) conduct a pivotal trial to demonstrate reasonable scientific evidence of safety and efficacy in the indications for which we intend to seek regulatory approval and (4) submit a PMA application to the FDA. We have already completed a 12-subject Phase I clinical trial and a 50-subject Phase II clinical trial of eTNS for DRE and in December 2013, the FDA approved an IDE for the pivotal trial of eTNS for DRE. We plan to commence a multi-center, double-blind randomized controlled pivotal trial of our eTNS system as adjunctive treatment for DRE under our approved IDE in late 2014, with a targeted enrollment of up to 350 subjects. If the data from this trial demonstrates the safety and efficacy of our eTNS system as adjunctive treatment for DRE, we will use such data to support a PMA application to the FDA, with expected submission in the second half of 2016 and an expected decision from the FDA on our PMA application in the second half of 2017. If we receive FDA approval of our PMA application, we plan to begin marketing our eTNS system in the United States as adjunctive treatment for DRE for adults and children 12 years and older. We are also currently conducting a 40-subject Phase II study of eTNS for the treatment of MDD and have completed a 22-subject Phase I study for attention deficit hyperactivity disorder, or ADHD, and a 12-subject Phase I study for post-traumatic stress disorder, or PTSD. We also recently entered into an agreement with the U.S. Department of Veterans Affairs, or the VA, whereby the VA will conduct a Phase I trial evaluating eTNS for the treatment of patients with traumatic brain injury, or TBI.

Prior to 2013, we were a development stage company. We commenced generating revenue from product sales in June 2013 and do not yet have a sales force. We have incurred operating and net losses each year since our inception in 2008. For the year ended December 31, 2013, our product revenue, net, loss from operations and net loss were $35,832, $6,206,944 and $5,827,471, respectively, and as of December 31, 2013, we had an accumulated deficit of $18.1 million. For the six months ended June 30, 2014, our product revenue, loss from operations and net loss were $23,923, $6,886,065 and $7,528,440, respectively, and as of June 30, 2014, we had an accumulated deficit of $25.6 million. Our ongoing and future efforts to develop, seek regulatory approvals for, commercialize and seek third-party reimbursement for our products will require increased spending for a variety of activities, including clinical trials, pre- and post-market clinical studies and patent prosecution. We also need to develop sales, marketing and administrative infrastructures. As a result, we expect to incur increasing losses for the foreseeable future.

Our Targeted Markets

Epilepsy affects approximately 4.2 million individuals in the EU according to an analysis by the World Health Organization, more than 200,000 Canadians according to Epilepsy Canada, approximately 200,000 Australians according to the Epilepsy Foundation of Victoria and approximately 2.9 million Americans according to data from the U.S. Centers for Disease Control and Prevention, or the CDC, and the National Survey of Children’s Health. Although we have not received FDA approval to market our eTNS system in the United States as adjunctive treatment for DRE, we are seeking such approval and, if received, we intend to target the United States market. Based on scientific literature, approximately 30% to 37% of people with epilepsy have DRE, meaning they failed to achieve seizure control after utilizing two or more medications.

Treatment options for DRE currently include adjunctive anti-epileptic drugs, brain surgery, invasive vagus nerve stimulation and invasive deep brain stimulation, each of which has risks of serious side effects or complications. In addition, the therapeutic effect of surgery and invasive treatment options cannot be accurately assessed prior to the procedure.

In a given year, MDD affects approximately 30.3 million people in the EU according to a report from the European College of Neuropsychopharmacology and the European Brain Council, approximately 1.3 million people in Canada according to data from the Canadian Community Health Survey and approximately 17.0 million Americans according to research supported by the National Institutes of Health, or the NIH, and the CDC. Although we have not received FDA approval to market our eTNS system in the United States as adjunctive treatment for MDD, we intend to seek such approval and, if received, we intend to target the United States market. MDD is typically treated with medication, psychotherapy and, to a lesser extent, invasive vagus nerve stimulation and invasive deep brain stimulation. According to the NIH Sequenced Treatment Alternatives to Relieve Depression trial, approximately one-third of patients with MDD are resistant to conventional pharmaceutical treatment. In addition, medication and invasive brain stimulation methods often have significant side effects or risks, and the therapeutic effect of invasive brain stimulation therapies cannot be accurately assessed prior to the procedure.

Our Solution

We believe there is a substantial unmet medical need and commercial opportunity to treat a large number of patients suffering from DRE and MDD. Our eTNS system is composed of a pulse generator that delivers preprogrammed electrical signals to the trigeminal nerve through lead wires to a single-use patch that is applied to the forehead. Due to the unique anatomy of the trigeminal nerve, which is the largest of the cranial nerves and serves as a direct conduit to targeted areas of the brain, we are able to deliver these signals non-invasively.

Data from pre-clinical studies in animals and clinical studies in humans have shown that the signals from eTNS produce changes in cortical excitability. Cortical excitability is a measurement of how easily neurons in the brain react to other electrical or chemical signals, and elevated cortical excitability has been observed in patents with epilepsy. Pre-clinical and human data indicate that eTNS reduces cortical excitability in brain regions linked to epileptic seizures, much like other anti-epileptic treatments. These findings are complemented by human neuroimaging data showing that brain activity is acutely decreased in brain regions associated with seizures among subjects using the device for the first time. Additionally, in June 2014 investigators from King’s College London reported data on direct measurements of cortical excitability in five adult DRE patients undergoing eTNS treatment for 18 weeks. Brief magnetic pulses were used to assess cortical function before and after a course of treatment, in an effort to evaluate the mechanism of action of eTNS. Measures of cortical excitability consistently decreased with the use of eTNS, consistent with an increase in GABA activity, which is the brain’s primary inhibitory neurotransmitter. Other anti-epileptic therapies have previously been shown to affect GABA and to reduce measures of cortical excitability.

Phase I and Phase II clinical trials of eTNS for DRE demonstrated reductions in seizure frequency comparable to those observed in pivotal trials of invasive neuromodulation devices and of adjunctive pharmaceutical treatments. Although Phase I and Phase II clinical trials of eTNS involved relatively small patient samples with data that may not prove to be as reliable as that obtained from a pivotal trial or efficacy data for commercially available tested products, these trials have provided promising evidence that our eTNS solution offers DRE patients, as well as their prescribing medical professionals, a non-invasive, easy-to-use therapeutic system, with minimal reported side effects. Additionally, in July 2014, investigators at King’s College London reported preliminary findings with respect to seven patients ages 10 to 17, representing the first pediatric patients to undergo eTNS treatment. The July 2014 King’s College London preliminary findings were similar to the results of the Phase I and Phase II trials.

Based on the results of a Phase II study of eTNS, the FDA approved our IDE application, permitting us to proceed with a pivotal trial of eTNS for DRE. We have also completed an 11-subject Phase I clinical trial of eTNS for MDD that showed improvements in depression symptoms, and we are conducting a 40-subject

Phase II clinical trial of eTNS for MDD. In all clinical trials of eTNS to date, the reported side effects have been minimal and there have been no device-related serious adverse events in over 10 years of clinical follow-up.

In the EU, Canada and Australia, our eTNS system is currently available by prescription as adjunctive therapy, which we believe will help to optimize the therapeutic benefit of conventional therapy. In addition, our eTNS system does not present the drug-drug interactions common to anti-epileptic drugs, or AEDs, and we believe that physicians can start and discontinue eTNS treatment without the concerns associated with drug dosage management. While our eTNS system is not currently eligible for reimbursement by third-party payers in any jurisdiction, we believe the combination of patient need, the low upfront cost of our eTNS system and the pay-as-you-go cost of our consumable patches places us, with respect to the prospect of reimbursement and the related payment structure, in a position comparable to that of adjunctive pharmaceutical treatments, including branded adjunctive AEDs, which currently receive third-party reimbursement in many jurisdictions.

Investment Opportunity

■	Multiple Opportunities to Address Significant Unmet Medical Need of Large Patient Populations. We have the requisite regulatory approval to begin marketing our eTNS system to the approximately 1.4 million DRE patients in the EU, Canada and Australia and the over 10.5 million MDD patients who are resistant to first-line treatment in the EU and Canada. To date we have not received the requisite approval from the FDA to market our eTNS system in the United States, but we are seeking such approval for DRE and intend to seek such approval for MDD. If we receive the necessary approval, we will begin marketing to the approximately 864,000 people suffering from DRE and the estimated 5.7 million people suffering from MDD who are resistant to first-line treatment in the United States. Additionally, we intend to seek but have not received the requisite approval from the Therapeutic Goods Administration to market our eTNS system for MDD in Australia. If we receive the necessary approval, we intend to begin marketing to the approximately 963,000 MDD patients ages 16 to 85 in Australia who are resistant to first-line treatment. We plan to commence our pivotal trial of eTNS for the treatment of DRE in late 2014 and expect results from our ongoing Phase II clinical trial of eTNS for the treatment of MDD to be available in the second half of 2014. Based on the data we have gathered in our clinical trials described below, we believe we are well-positioned to leverage our TNS platform technology to treat DRE and MDD, as well as ADHD and PTSD.

■	Easy-to-Use Neuromodulation Therapy with Compelling Clinical Results. In contrast to other neuromodulation devices, eTNS does not require an invasive procedure or frequent doctor visits. Our intuitive, cell phone-sized system is designed for ease-of-use to reduce the training burden on prescribing healthcare professionals and to make eTNS therapy accessible to a broad group of patients. Patients can conveniently self-administer our eTNS system at home and typically use the device while sleeping. A 50-subject Phase II, double-blind randomized controlled trial of eTNS for DRE provided encouraging results and was the basis for the FDA’s approval of our IDE application, permitting us to proceed with a pivotal trial of eTNS for DRE. We have also completed an 11-subject Phase I clinical trial of eTNS for MDD, which showed statistically significant improvements in depression symptoms. Clinical trials of eTNS to date have not shown the severe side effects associated with AEDs or the cardiac risk associated with vagus nerve stimulation devices. Further, because eTNS is not a drug, there are no drug-drug interactions and we believe eTNS may be added or removed from the patient’s treatment regimen without these risks.

■	Cost-Effective, Recurring Revenue Model. Our eTNS system is designed for cost-effective, ongoing adjunctive treatment of patients with severe chronic neurological and neuropsychiatric conditions. The prescribed therapeutic effect of our eTNS system is delivered through an adhesive single-use patch that the patient places on the forehead for each treatment. With our device-plus-consumables business model, we plan to sell our eTNS pulse generator at a significantly lower price than invasive treatment alternatives and our single-use patches at a price comparable to branded adjunctive AEDs and antidepressants. We believe this recurring revenue sales model is similar to the pharmaceutical sales model and, if properly executed, should position us for rapid growth.

■	Capital-Efficient Approach to Clinical Development and Product Commercialization. Our collaborative approach with academic institutions allowed us to develop our eTNS system for less than $10 million, which includes cash expenditures paid to such institutions relating to licensing and patent and clinical development costs but does not include potential future milestone payments that are contingent upon achieving specified regulatory criteria. We plan to continue to grow in a capital-efficient manner. We expect that the relatively low manufacturing and treatment costs associated with our eTNS system will allow us to conduct a large-scale pivotal trial of our eTNS system as adjunctive treatment for DRE for less than $10 million. In addition, because the large patient population with DRE is treated by a relatively small number of specialist physicians, we believe we can effectively reach this customer base with a targeted sales and marketing infrastructure.

■	Significant Technology Leadership and Intellectual Property Position. Our team of medical experts pioneered an innovative neuromodulation technology that forms the basis of our eTNS system. We are the only company to have received approval to market TNS as adjunctive treatment for epilepsy in the EU or for DRE in Canada or Australia, as well as the only company to have received approval of an IDE to commence a pivotal trial of eTNS as adjunctive treatment for DRE. If the results of such pivotal trial demonstrate the safety and efficacy of eTNS as adjunctive treatment for DRE, we plan to submit a PMA application in the second half of 2016 that, if approved, will strengthen our competitive position given the time and expense potential competitors would need to invest to obtain a similar approval. We also hold a broad portfolio of intellectual property relating to TNS through exclusive licenses that do not expire before 2030, as well as through development of our own patents and other intellectual property.

Our Growth Strategy

Our goal is to develop and commercialize TNS treatments for patients suffering from a number of major neurological and neuropsychiatric disorders. To achieve our goal, we are pursuing the following strategies:

■	Achieve Broad-Based Adoption of eTNS. Initially, we plan to focus our commercialization efforts on DRE. The large patient population with DRE is treated by a relatively small number of specialist physicians, and we believe we can address a significant portion of these patients with a targeted sales and marketing infrastructure. During the second half of 2014, we plan to commence the establishment of our medical affairs function in the EU, Canada and Australia to target epilepsy specialists and neurologists in each territory. One of the primary responsibilities of our medical affairs function will be to oversee observational trials at major epilepsy centers in those territories to generate “in-territory” data in support of our activities to secure reimbursement. Subsequent to establishing our medical affairs function we will commence development of a direct sales force in the EU, Canada and Australia. We also plan to eventually develop a direct sales force in certain territories where we have received marketing approval to treat depression and will target select psychologists, psychiatrists and primary care physicians with a large number of depression patients. In certain territories, we may use third parties to distribute our eTNS system through co-promotion and various other third-party arrangements. In advance of our full commercial launch, we are raising awareness of our eTNS system through educating and training key opinion leaders, or KOLs, and clinicians at academic medical centers in the EU, Canada and Australia.

■

Seek Third-Party Reimbursement. We plan to pursue third-party reimbursement from both government and private insurance providers for the cost of eTNS treatment in all applicable jurisdictions. While eTNS has not been approved for reimbursement in any jurisdiction, we have commenced reimbursement initiatives for the adjunctive treatment of DRE in the United Kingdom and Canada. To further support our reimbursement strategy, we also plan to conduct pre- and post-market clinical studies aimed at demonstrating both the long-term efficacy and the cost savings associated with eTNS as compared to competing adjunctive treatments. We may face challenges in obtaining reimbursement approval, including closer scrutiny of healthcare expenditures and uncertainty accompanying treatment using new technology, such as our eTNS system, as well as variations in reimbursement systems from country to country. In the United States and the EU, however, many existing drug and medical device therapies receive third-party reimbursement for the treatment of DRE. Compared to these existing therapies, we believe that our eTNS system will offer cost advantages that, along with the safety and efficacy data from our clinical trials to date, will serve as the basis for our reimbursement initiatives.

■	Complete Our Pivotal Trial and Seek FDA Approval. We have not received approval from the FDA to market our eTNS system in the United States. In December 2013, the FDA approved our IDE application permitting us to conduct a pivotal trial of our eTNS system as adjunctive treatment for DRE. We plan to commence this multi-center, double-blind randomized controlled pivotal trial, which will have a targeted enrollment of up to 350 subjects, in late 2014 to generate data to support a PMA application to the FDA. We are considering the advantages and disadvantages of requesting that the FDA allow us to utilize an interim analysis with a sample size readjustment to the pivotal trial design. While an interim analysis with sample size readjustment could provide for a potentially faster time to trial completion and a potentially higher probability of trial success, we would incur a statistical penalty that would require us to achieve a higher standard of statistical significance than otherwise would be required for a successful trial. If the pivotal trial provides data demonstrating the safety and efficacy of eTNS as adjunctive treatment for DRE, we expect to submit our PMA application in the second half of 2016, with an expected decision from the FDA on our PMA application in the second half of 2017. A successful pivotal trial would also provide support for our third-party reimbursement initiatives. In addition, in April 2014 the FDA proposed draft guidance that, in its current form, contemplates early commercialization of certain “non-implantable” devices pursuant to an Expedited Access PMA program, or EAP. If implemented, this EAP may allow us to apply for accelerated commercialization. While we will consider meeting with the FDA concerning the EAP if it is implemented before we complete our PMA application, we will not delay commencement of our pivotal trial.

■	Expand Our Targeted Indications and Product Portfolio. In addition to our commercialization efforts relating to epilepsy and depression, we are also focused on exploring the use of our eTNS system to treat ADHD, PTSD and TBI. Our 22-subject Phase I trial of eTNS for the treatment of ADHD and 12-subject Phase I trial of eTNS for the treatment of PTSD, both conducted at UCLA, showed statistically significant improvements in disease severity on validated rating scales. We intend to continue to pursue regulatory approval to market our eTNS system for the treatment of ADHD and PTSD, and independent investigators have received federal grant funds from the NIH (in the case of ADHD) and the U.S. Army (in the case of PTSD) to commence Phase II, double-blind randomized controlled trials in the second half of 2014 for each of these indications. We are supplying eTNS systems for a Phase I clinical trial to be conducted by the VA, which will evaluate eTNS for the treatment of patients with TBI. This investigator-initiated trial is expected to begin in late 2014. We are also investing in innovative product enhancements, including a second generation of our eTNS system, which is designed with a small form factor and a wire-free pulse generator that is affixed directly to the single-use patch. We believe this second generation product will further increase patient comfort and convenience, thereby increasing market penetration. For patients who are responsive to our eTNS system and would prefer an implantable solution, we are also developing our subcutaneous TNS system.

The following chart summarizes the status of clinical trials and expected events relating to seeking regulatory approvals for the indications that we are targeting with our TNS technology(1):

(1)	We have not received approval from the FDA to market any of our products in the United States.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section of this prospectus captioned “Risk Factors.” These risks include the following, among others:

■	Our success depends on the commercialization of our eTNS system, and we cannot be certain that we will receive regulatory approval to market our eTNS system in the United States, obtain or maintain adequate third-party reimbursement for the costs of our eTNS system or successfully commercialize our eTNS system in any jurisdiction where we have received or intend to seek regulatory approval.

■	Historically, we have relied upon a small number of employees. We have a limited operating history and do not have experience in large-scale manufacturing, cross-border transportation or commercialization of our products. We may not successfully hire and retain qualified personnel, expand our operations, manage our growth, accurately predict our future performance or evaluate our business and prospects.

■	We have incurred operating losses in each year since inception and expect to incur substantial and increasing losses for the foreseeable future.

■	The success of our eTNS system and any products we may develop in the future depends upon our ability to establish and maintain support from relationships with KOLs.

■	If our clinical trials are delayed or if the results of our clinical trials do not support regulatory approvals, our business, operating results and financial condition will be materially adversely affected.

■	Intense competition and rapid technological change could reduce our ability to market our eTNS system successfully and to generate sales.

■	Our auditors identified a material weakness in our internal control over financial reporting in connection with the audit of our 2012 consolidated financial statements. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired.

■	We may require additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.

■	We are subject to many laws and governmental regulations, both domestically and internationally, and any adverse changes in these laws or adverse regulatory actions may materially adversely affect our business, operating results and financial condition.

■	If we are unable to maintain and enforce our intellectual property rights, including those rights that we in-license and upon which we depend, or if we are sued for infringing intellectual property rights of others, our business, operating results and financial condition would be materially adversely affected.

Corporate Information

NeuroSigma was incorporated under the laws of the State of Delaware in March 2008. Our principal executive office is located at 10960 Wilshire Boulevard, Suite 1910, Los Angeles, California 90024 and our telephone number is (310) 479-3100. Our website address is www.neurosigma.com. Information contained on, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

NeuroSigma, the NeuroSigma logo, “eTNS,” “sTNS,” “Monarch,” and other trademarks or service marks of NeuroSigma appearing in this prospectus are the property of NeuroSigma. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. In accordance with Section 102 of the JOBS Act, we have (1) provided reduced executive compensation disclosure in this prospectus, (2) omitted a compensation discussion and analysis from this prospectus and (3) provided only two years of audited consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus. As an emerging growth company we are not required to comply with certain requirements that are applicable to other public companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. Except as described above, we do not intend to take advantage of any other scaled disclosure or relief during the time that we qualify as an emerging growth company, although the JOBS Act would permit us to do so. In addition to scaled disclosure and other relief, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

THE OFFERING

Common stock offered by us	3,571,429 shares

Common stock to be outstanding after this offering	12,633,725 shares (or 13,169,439 shares if the underwriters exercise their option to purchase additional shares)

Underwriters’ option to purchase additional shares	535,714 shares

Use of proceeds	We intend to use the net proceeds from this offering to (1) fund the pivotal trial of our eTNS system as adjunctive treatment for DRE in support of FDA approval, (2) build out our sales, marketing and medical affairs functions, (3) develop our wire-free second generation eTNS system, (4) advance clinical studies of our eTNS system for neuropsychiatric indications, (5) fund observational trials outside the United States and accumulate health economics and quality-of-life data to facilitate reimbursement, (6) repay the aggregate principal amount and related interest on certain promissory notes, including approximately $2.4 million that will automatically become due upon the closing of this offering and (7) fund working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire, license or invest in complementary products, technology or businesses; however, we have no agreements or commitments to complete any such transactions. See the section of this prospectus captioned “Use of Proceeds.”

Risk factors	See the section of this prospectus captioned “Risk Factors” beginning on page 13 and other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

NASDAQ trading symbol	“NSIG”

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price up to 178,572 shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the section captioned “Underwriting.” The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. The directed share program will be arranged through our lead underwriter, Jefferies LLC.

In this prospectus, unless otherwise indicated, the number of shares of common stock that will be outstanding after this offering is based on 8,835,461 shares of common stock outstanding as of June 30, 2014 and excludes:

■	1,572,712 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2014, at a weighted-average exercise price of $6.19 per share;

■	2,067,600 shares of common stock reserved for future issuance under the NeuroSigma, Inc. 2014 Performance Incentive Plan, or the 2014 Plan;

■	78,432 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2014, at a weighted-average exercise price of $20.94 per share; and

■	8,280 shares of common stock issuable upon the exercise of warrants that were issued after June 30, 2014, at an exercise price of $21.14 per share.

Unless otherwise indicated, this prospectus reflects and assumes the following:

■	the 1-for-2.537 reverse stock split of our capital stock effected on October 1, 2014;

■	the issuance of 189,432 shares of common stock upon the conversion of the outstanding principal and accrued interest on a $2,000,000 principal amount convertible promissory note, which the holder thereof may elect to convert upon the completion of this offering at a conversion price equal to 80% of the initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming the completion of this offering on October 8, 2014;

■	the issuance of 37,403 shares of common stock subsequent to June 30, 2014 upon the exercise of warrants at an exercise price of $6.96 per share;

■	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws; and

■	no exercise by the underwriters of their option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. We have derived the summary consolidated statements of operations data for 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the six months ended June 30, 2013 and 2014, as well as the consolidated balance sheet data as of June 30, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results for any future period and our results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014. You should read the following summary consolidated financial data together with the sections of this prospectus captioned “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2012	2013	2013	2014
			(Unaudited)
Consolidated Statement of Operations Data:
Product revenue, net	$—	$35,832	$8,091	$23,923
Cost of goods sold	—	47,945	2,700	12,108

Gross profit (loss)	—	(12,113)	5,391	11,815
Operating expenses:
Research and development (1)	2,799,657	3,576,382	1,674,690	1,088,022
Selling, general and administrative (1)	2,916,427	2,618,449	1,042,637	5,809,858

Total operating expenses	5,716,084	6,194,831	2,717,327	6,897,880

Loss from operations	(5,716,084)	(6,206,944)	(2,711,936)	(6,886,065)
Other income (expense):
Grant income	513,905	539,966	251,130	213,531
Interest expense including related party	(839)	(153,293)	(6,866)	(654,900)
Re-measurement of accelerated repayment feature	—	(5,600)	—	80,000
Re-measurement of beneficial redemption feature	—	—	—	(14,100)
Other expense including related party	—	—	—	(265,306)

Total other income (expense), net	513,066	381,073	244,264	(640,775)

Loss before income taxes	(5,203,018)	(5,825,871)	(2,467,672)	(7,526,840)
Provision for income taxes	(800)	(1,600)	(1,600)	(1,600)

Net loss	(5,203,818)	(5,827,471)	(2,469,272)	(7,528,440)
Less: net loss, non-controlling interests	30,838	39,196	13,869	28,724

Net loss attributable to NeuroSigma	$(5,172,980)	$(5,788,275)	$(2,455,403)	$(7,499,716)

Net loss per share attributable to NeuroSigma—basic and diluted	$(0.70)	$(0.83)	$(0.34)	$(1.12)

Shares used in calculating basic and diluted net loss per share attributable to NeuroSigma	7,364,236	6,961,168	7,238,116	6,725,856

	AS OF JUNE 30, 2014
	ACTUAL	PRO FORMA (2)	PRO FORMA AS ADJUSTED (3)
	(unaudited)
Consolidated Balance Sheet Data:
Cash	$1,558,944	$2,518,935	$44,941,375
Working capital	317,816	577,820	43,000,260
Total assets	4,118,595	5,078,586	45,408,212
Total liabilities	8,166,201	6,732,538	4,226,000
Contingently redeemable restricted common stock	2,858,209	2,858,209	2,858,209
Accumulated (deficit) equity	(25,569,637)	(26,088,035)	(26,484,437)
Total stockholders’ (deficit) equity	(6,905,815)	(4,512,161)	38,324,003

(1)	The following table presents stock-based compensation, including expense relating to common stock issued to non-employees, in each expense category:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2012	2013	2013	2014
			(Unaudited)
Research and development	$1,923,242	$2,424,858	$1,029,466	$556,937
Selling, general and administrative	1,213,934	167,047	51,298	3,884,119

Total stock-based compensation expense	$3,137,176	$2,591,905	$1,080,764	$4,441,056

(2)	Reflects, on a pro forma basis, (a) $699,987 of proceeds from the issuance of a promissory note by us subsequent to June 30, 2014, (b) the assumed conversion on October 8, 2014 of the principal and accrued interest on a $2,000,000 principal amount convertible promissory note into 189,432 shares of common stock at a conversion price equal to 80% of the initial price to public, assuming an initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover of this prospectus, and (c) $260,004 in aggregate proceeds received subsequent to June 30, 2014 upon the exercise of warrants at an exercise price of $6.96 per share.

(3)	Reflects, on a pro forma as adjusted basis, (a) the pro forma adjustments set forth in footnote (2) above, (b) the sale and issuance by us of 3,571,429 shares of common stock in this offering at an assumed initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (c) the application of approximately $2,400,000 of the net proceeds of this offering as described in the section of this prospectus captioned “Use of Proceeds” for the repayment of $2,140,000 in aggregate principal amount of promissory notes and the related interest thereon that will automatically become due upon the closing of this offering. Each $1.00 increase or decrease in the assumed initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash, working capital, total assets and total stockholders’ (deficit) equity by approximately $3,300,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 500,000 shares in the number of shares offered by us would increase or decrease each of cash, working capital, total assets and total stockholders’ (deficit) equity by approximately $6,500,000, assuming that the assumed initial price to public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to public and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the uncertainties described below before making a decision to invest in our common stock. Our business, operating results or financial condition could be adversely affected by any of these risks. In any such case, the value of our common stock could decline significantly and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business and Industry

Our success largely depends on our ability to commercialize our eTNS system, and we cannot be certain that we will receive regulatory approval to market our eTNS system in the United States, obtain and maintain adequate third-party reimbursement for the costs of our eTNS system or successfully commercialize our eTNS system in any jurisdictions where we have received or intend to seek regulatory approval. If we are unable to commercialize our eTNS system, or experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

Prior to 2013, we were a development stage company. We commenced generating revenue from product sales in June 2013 and do not yet have a sales force. We also do not have the necessary FDA approvals to market our eTNS system or any other product in the United States, and our eTNS system is only approved for commercial sale as adjunctive treatment for epilepsy in the EU, as adjunctive treatment for DRE in Canada and Australia and for MDD in the EU and Canada, in each case for adults and children nine years and older. We have incurred, and will continue to incur, significant costs relating to the clinical development and commercialization of our eTNS system. The process of obtaining regulatory approvals to market our eTNS system can be protracted and expensive. We do not know whether the planned pivotal trial of our eTNS system as adjunctive treatment for DRE will begin or be completed on schedule, and if it is completed, whether the safety and efficacy data will be adequate to support regulatory approval in the United States. Even if approved by the FDA, our eTNS system or any other product we develop may not ultimately achieve successful commercialization. We also may never be able to obtain approval to market our eTNS system in any jurisdictions other than the EU, Canada and Australia or be able to commercialize our eTNS system or any other product candidate successfully in any jurisdiction. Our ability to successfully commercialize our eTNS system depends, in large part, on whether third-party payers agree to adequately reimburse the costs of our eTNS system and associated services. We do not currently have any third-party reimbursement for our eTNS system in any jurisdiction and there is significant uncertainty surrounding third-party reimbursement for the use of devices that incorporate new technology, such as our eTNS system. If our eTNS system does not receive regulatory approval in the United States, does not obtain and maintain adequate third-party reimbursement in the United States or abroad or if it is not successfully commercialized for the treatment of DRE, MDD or other indications in the United States or abroad, we may not be able to generate revenue, become profitable, fund the development of our other products or development programs or continue our operations.

We have not received, and may never receive, FDA approval to market our eTNS system or any other product in the United States.

We do not have the necessary FDA approvals to market our eTNS system or any other product in the United States. The process of obtaining regulatory approval to market our eTNS system in the United States involves, among other things, successfully completing clinical trials and obtaining premarket approval from the FDA. The PMA process, which can be protracted and expensive, requires us to prove the safety and efficacy of our product. We must collect and submit detailed and comprehensive scientific and human clinical data and, once that data is submitted, the approval process may take one to three years or more to complete after a PMA application is accepted for filing. Further, completing the process may not result in the FDA approving our PMA.

In December 2013, the FDA approved our IDE application. The IDE allows us to commence a pivotal trial of our eTNS system as adjunctive treatment for DRE, which we expect to begin in late 2014. If the data from the pivotal trial demonstrates the safety and efficacy of eTNS as adjunctive treatment for DRE, such data will serve as the basis for a PMA application for our eTNS system, which we intend to submit in the second half of 2016. There is no guarantee that our PMA application will result in any FDA approval of our eTNS system for the treatment of DRE, in which case we would be unable to market our product in the United States. The FDA may delay, limit or deny approval of our PMA application for many reasons, including:

■	our eTNS system may not be demonstrated to be safe or effective to the FDA’s satisfaction;

■	the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

■	the manufacturing process or facilities we use may not meet applicable requirements; and

■	changes in FDA approval policies or adoption of new regulations may require us to provide additional data.

Any delay in, or failure to obtain or maintain, FDA approval of our eTNS system for the treatment of DRE or any other indications, or any other product we may develop, could prevent us from generating meaningful revenue or achieving profitability, and our business, financial condition and results of operations could be materially adversely affected. Even if approved by the FDA, such approval of our eTNS system or any other product we develop may not ultimately lead to the successful commercialization of such products.

We may be unable to obtain and maintain adequate third-party reimbursement for the costs of our eTNS system, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to successfully commercialize our eTNS system depends, in large part, on whether third-party payers, including private health insurers, managed care plans and government healthcare programs, agree to adequately reimburse the costs of our eTNS system and associated services in the United States, the EU, Canada, Australia and elsewhere. We have not obtained third-party reimbursement for our eTNS system in any jurisdiction and there is significant uncertainty surrounding third-party reimbursement for the use of devices that incorporate new technology, such as our eTNS system. For example, vagus nerve stimulation, or VNS, is a surgically implanted treatment device that stimulates a different cranial nerve than the one we target with our eTNS system. In May 2007, the Centers for Medicare & Medicaid Services of the U.S. Department of Health and Human Services, or CMS, concluded that although VNS is covered under Medicare for patients with certain types of seizures, VNS is not covered for patients with treatment-resistant depression, or TRD, a subset of MDD. CMS reaffirmed the non-coverage decision with regard to TRD in January 2013.

We believe our eTNS system will be purchased principally by healthcare providers and suppliers that typically bill various third-party payers, including private insurance plans, managed care plans and government healthcare programs such as the National Health Service in the United Kingdom, provincial governments and public hospitals in Canada and, subject to receipt of the required regulatory approval to market in the United States, Medicare and Medicaid. The ability of healthcare providers and suppliers to obtain adequate third-party reimbursement for their services and the products they provide is critical to the success of medical technology companies. The availability of adequate reimbursement affects which procedures healthcare providers perform, the products healthcare providers and suppliers purchase and the prices they are willing to pay for such products. If we are unable to obtain adequate reimbursement from public and private third-party payers, or to obtain reimbursement at all, the commercial success of our eTNS system will be compromised and our revenue will be significantly limited. Even if we do obtain reimbursement for our eTNS system, third-party payers may at any time withdraw their coverage policies, cancel any future contracts with us, review and adjust the rate of reimbursement, or stop paying for our eTNS system, which will reduce revenue for treatments using our eTNS system and, indirectly, demand for our eTNS system. In addition, many third-party payers are increasing their efforts to control the cost, use and delivery of healthcare services, which efforts may lead to decreased coverage or reduced payment amounts. If we obtain third-party reimbursement for the costs of our eTNS system, any subsequent reductions in the scope and amount of reimbursement rate could have a negative impact on our revenue.

In countries with public healthcare systems, including Canada, Australia and many countries in the EU, whether healthcare providers use medical devices can depend on whether the public healthcare system pays for the devices and the healthcare providers’ services related to such devices. In certain cases, private healthcare exists alongside the public healthcare system, such that private third-party insurers or the patients themselves pay for the services of healthcare providers and medical devices. Reimbursement varies from country to country and can significantly impact the acceptance of new technology. In many countries outside of the United States, various coverage, pricing and reimbursement approvals are required. We expect that it will take several years to establish broad coverage and reimbursement for treatment using our eTNS system with payers in countries outside of the United States, and our efforts may not be successful.

Our failure to attract and retain qualified personnel and any changes in our key personnel, including officers, could adversely affect our operations.

Historically, we have maintained a small number of employees and instead relied on consultants and outsourcing to qualified third parties in an effort to control our costs. As of October 6, 2014, we had 11 full-time employees. Our success, including our ability to complete our pivotal trial and other clinical trials, commercialize our products and grow our business, will depend upon our ability to attract, hire and retain highly qualified employees and management personnel. Following the completion of this offering, we intend to hire as many additional employees as necessary to meet the needs of various Company initiatives, including sales and marketing, research and development, regulatory affairs, operations and general, administrative and business development, and we anticipate that this will require a significant increase in our headcount. As needed, we may supplement our internal resources with consultants and qualified third parties to implement our business plan. The competition for skilled personnel among life sciences companies, academic institutions, government entities and other organizations in the Los Angeles area is intense, and we may not be successful in hiring or retaining qualified personnel. Further, the employment and consulting services of our scientific, management and other executive officers are terminable at-will. If we lose one or more of these key personnel, our ability to implement our business strategy successfully could be seriously harmed. Replacing key personnel may be difficult and may take an extended period of time due to the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of, and commercialize products successfully. We do not carry key man life insurance on any of our personnel.

We may not successfully manage our growth.

Our success will depend upon our ability to expand our operations and to successfully manage our growth. Our future growth, if any, may place a significant strain on our management and on our administrative, operational and financial resources. Managing our growth effectively will require us to implement and improve our operational, financial and management systems and to train, manage and motivate our employees. These demands may also require us to hire additional management personnel and may require management to develop additional expertise. Any increase in resources devoted to research and product development without a corresponding increase in our operational, financial and management systems could have a material adverse effect on our business, financial condition and results of operations. In addition, our eTNS system has never been manufactured on a high-volume commercial scale, and if we fail to successfully manage the scaling up of manufacturing to commercial scale, we may be subject to delays, cost overruns and inventory shortages that could materially adversely affect our results of operations and growth prospects.

We have incurred operating losses in each year since inception and expect to incur substantial and increasing losses for the foreseeable future.

To date, we have not generated meaningful revenue from product sales, and we have incurred operating and net losses each year since our inception in 2008. Our net losses for 2011, 2012, 2013 and the six months ended June 30, 2014 were $4.9 million, $5.2 million, $5.8 million and $7.5 million, respectively. As of June 30, 2014, we had an accumulated deficit of $25.6 million, and we expect to incur increasing losses for the foreseeable future. Our business is subject to all of the risks inherent in the development of a new business enterprise, such as the risks that we may be unable to (1) obtain additional capital needed to support the commercialization of our eTNS system, (2) develop a market for our eTNS system and other product candidates, (3) successfully transition from a company with a research and development focus to a company capable of commercializing our eTNS system and other product candidates and (4) attract and retain qualified management as well as technical and scientific staff. If the net proceeds from this offering are insufficient to enable commercialization of our eTNS system, we will need to obtain additional or alternative financing or significantly modify our operational plans for us to continue as a going concern. If the pivotal trial of our eTNS system for DRE fails to achieve its predefined endpoint or does not provide safety and efficacy data sufficient for purposes of obtaining regulatory approval in the United States for the treatment of DRE, if our eTNS system does not achieve market acceptance, or if we are unsuccessful in our efforts to obtain adequate third-party reimbursement for our eTNS system, we may not generate meaningful revenue and our business, financial condition, results of operations and cash flows could be materially adversely affected and we may not be able to continue as a going concern. Further, we may not be profitable even if we commercialize our eTNS system. If we fail to achieve and maintain profitability, or if we are unable to fund our operations, you could lose all or part of your investment.

We have a limited operating history, and do not yet have experience in the large-scale manufacturing, cross-border transportation and commercialization of our products, which may make it difficult to predict our future performance or evaluate our business and prospects.

We were incorporated in 2008. Since inception, our operations have been limited primarily to organizing our company, funding the development of our technology and conducting pre-clinical studies and clinical trials for our product candidates. We have obtained regulatory approval to market our eTNS system in the EU as adjunctive treatment for epilepsy and MDD, in Canada for the treatment of DRE and MDD and in Australia as adjunctive treatment for DRE, but have not received FDA approval to market our eTNS system in the United States nor approval from applicable regulatory agencies to market our eTNS system in any jurisdiction other than the EU, Canada and Australia. We only recently began commercializing our eTNS system in the EU, Canada and Australia, and we do not have experience in the large-scale manufacturing, cross-border transportation or commercialization of our products. We may encounter unforeseen difficulties in our efforts to manufacture our products in commercial quantities, including issues related to our reliance on third-party manufacturers over which we do not have direct control. Further, we may experience increased costs and decreased margins due to our inexperience with projecting demand for our products. In addition, because our products must cross international borders, we are also subject to risk of delay due to customs inspection, particularly given our limited experience with the required documentation and other customs rules. Any increases in customs duties or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could also increase our expenses or the final cost of our products to our customers. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for noncompliance. If we are unable to successfully commercialize our eTNS system due to the foregoing risks or otherwise, we may not be able to generate revenue, become profitable, fund the development of our other products or development programs and we may have to cease operations.

We are subject to extensive government regulation, including FDA approval, before our product candidates may be marketed in the United States. We have limited in-house experience in regulatory affairs and, even if our product candidates receive regulatory approval, we will be subject to ongoing regulatory requirements and may face regulatory or enforcement action in any jurisdiction in which we market our products.

Both before and after approval of our product candidates, we, our product candidates and our suppliers and contract manufacturers are subject to extensive regulation by governmental authorities in the United States and other countries covering, among other things, designing, testing, manufacturing, quality control, labeling, advertising, promotion, transportation, distribution and import and export. We have limited in-house experience in preparing, submitting and prosecuting regulatory filings and applications necessary to gain regulatory approvals and have traditionally outsourced these functions. If we are unable to hire or engage regulatory experts to help navigate the extensive regulatory regime, or if we hire or engage such experts but they fail to perform as expected, (1) we may be unable to obtain approval to market our products in the United States or (2) even if we obtain FDA approval to market our products, we may be unable to comply with ongoing regulatory requirements. Failure to comply with regulatory requirements may subject us to administrative and judicially-imposed sanctions, including but not limited to suspension or cancellation of our regulatory approvals, warning letters, civil and criminal penalties, injunctions, interruption of manufacturing or clinical trials, product seizures or detention, product recalls, total or partial suspension of production, refusal to approve pending product marketing applications, and resulting adverse publicity. We, the FDA or an institutional review board, or IRB, may suspend or terminate human clinical trials at any time on various grounds, including a finding that patients are being exposed to an unacceptable health risk or that the treatment does not have any effect.

The FDA may decide that our data is insufficient to support approval of our product candidates and require additional pre-clinical, clinical or other studies. If we apply to include an interim analysis in our pivotal trial of eTNS for the treatment of DRE, and the FDA permits us to do so, we will incur a statistical penalty that will require us to achieve a higher standard of statistical significance than would otherwise be required for a successful trial. As we develop our product candidates, we periodically discuss clinical, regulatory and manufacturing matters with the FDA, and our views may, at times, differ from those of the FDA. If we are unable to resolve these differing views, we may be required to provide additional information, which may require conducting additional pre-clinical studies or clinical trials. If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate for FDA approval, if we are unable to successfully complete our clinical trials or other testing, or if the results of these and other trials or tests raise safety concerns or fail to demonstrate efficacy, we may be delayed in obtaining approval to market our product candidates in the United States, or may never be able to obtain such marketing approval.

Even if we receive regulatory approval to market a particular product candidate, the approval could be conditioned on us conducting additional costly post-approval studies. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to correct, recall or withdraw the product from the market or impede or delay our ability to obtain regulatory approvals in additional countries. Even after approval, discovery of previously unknown problems with a product, manufacturer, or facility, such as previously undiscovered side effects or design or manufacturing defects, may result in restrictions on any product, manufacturer, or facility, including, among other things, a possible withdrawal of approval of the product. We will also be subject to ongoing adverse event reporting requirements with respect to our products. The manufacturing facilities of our contract manufacturers and other third-party service providers in the supply chain will also be subject to inspection by the FDA and other regulatory authorities to ensure that we are in compliance with the FDA’s Quality System Regulation and corresponding manufacturing requirements in other jurisdictions. If we fail to comply with those manufacturing and other quality system requirements, we may be subject to any of the sanctions described above and our ability to produce our products may be adversely affected.

We may not be able to achieve market acceptance of our eTNS system, which could cause our sales to be lower than expected.

Market acceptance of our eTNS system depends on our ability to prove to physicians, patients, third-party payers and other members of the medical community the clinical efficacy and safety of trigeminal nerve stimulation through eTNS as adjunctive treatment for DRE, MDD and other conditions. Only a small number of patients have been treated using eTNS in the EU, Canada and Australia, and many physicians are unfamiliar with this form of therapy. Furthermore, patients or their physicians may have negative perceptions of neuromodulation and associate our eTNS system with more extreme therapies such as electroconvulsive therapy, which could dissuade patients and physicians from using or prescribing our products. Market acceptance of our eTNS system is dependent on it being prescribed by a physician. It may be difficult to overcome such negative perceptions, especially with parents who are considering treatment options for their children and, in associating TNS with more extreme therapies, perceive our product to be unsafe. Further, patients or their physicians may find other therapies, including pharmacologic options, more attractive than our eTNS system in terms of familiarity, efficacy and cost, as well as reimbursement availability. Market acceptance of, and demand for, our eTNS system and any other product candidate that we may develop and commercialize will depend on many factors, including:

■	our ability to provide acceptable evidence of safety and efficacy and acceptance by physicians of each product as a safe and effective treatment;

■	our ability to overcome any potential negative perceptions of TNS;

■	availability, relative cost and relative efficacy of alternative and competing treatments;

■	the effectiveness of our marketing and distribution strategy which we have not yet begun to implement in a material way;

■	perceived advantages over alternative treatments;

■	relative convenience and ease of administration of our products;

■	the availability of adequate reimbursement by insurers or other third parties;

■	the prevalence and severity of adverse side effects related to our products currently unknown to us; and

■	publicity concerning our products, competing products and treatments or neuromodulation generally.

Failure of our eTNS system to gain market acceptance could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to establish a sales, marketing and distribution infrastructure or enter into agreements with third parties to perform these functions, we will not be successful in commercializing our product candidates.

We do not yet have our sales, marketing and distribution infrastructure in place and no significant experience in the sale, marketing and distribution of medical devices. Developing a direct sales force is expensive and time-consuming, and delayed development of a direct sales force could affect the timing and acceptance of our eTNS system or other products. The development of a capable sales, marketing and distribution infrastructure will require substantial resources, which may divert the attention of our management and key personnel.

In select territories, we may use third parties to distribute our eTNS system through co-promotion and various other third-party arrangements. If we enter into arrangements with third parties to perform sales, marketing and distribution services, our results of operations may be adversely impacted more than if we market and sell any approved product candidates ourselves. If such third parties misrepresent our products, do not provide appropriate service and delivery, or violate U.S. law or the law in any jurisdiction where our products are labeled, advertised, promoted, transported, distributed, warehoused, imported or exported, our reputation could be harmed, and we could be subject to fines, sanctions or both.

Factors that may inhibit our efforts to develop an internal sales, marketing and distribution infrastructure include:

■	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

■	the inability of sales personnel to obtain access to the specialized physicians that we are targeting for adoption of our products or to effectively demonstrate the benefits of our products to adequate numbers of these physicians;

■	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

■	unforeseen costs and expenses associated with creating a sales and marketing organization.

Because we have limited experience in marketing and selling our eTNS system, our ability to forecast demand, the infrastructure required to support such demand and the sales cycle is unproven. If we are not able to build a sales, marketing and distribution infrastructure or enter into agreements with one or more third parties to perform these functions, we may be unable to commercialize our product candidates successfully, which could have a material adverse effect on our business, financial condition and results of operations.

The success of our eTNS system and any products we may develop in the future depends upon our ability to establish and maintain support from relationships with key opinion leaders.

If we fail to establish or maintain support from relationships with KOLs, our eTNS system and any products we may develop in the future may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products. It is important for these leaders to believe in the quality and reliability of our products, the data we generate and the integrity of our company. If these KOLs determine that our eTNS system or any other product candidate that we develop is not clinically effective or that alternative technologies or procedures are more effective, we will encounter significant difficulty driving adoption of or establishing our eTNS system or such other product candidates as a standard of care, which would limit our revenue growth and our ability to achieve profitability. We also rely on these KOLs to provide us with considerable guidance and feedback regarding the use of and patient experience with our products. If we are unable to establish or maintain strong relationships with KOLs or to receive their advice and input regarding our products, the development and marketing of our products could suffer. This could have a material adverse effect on our business, financial condition and results of operations.

Delays in the commencement or completion of clinical testing could result in increased costs to us and delay our ability to generate meaningful revenues.

We do not know whether ongoing or planned clinical trials, including the pivotal trial of our eTNS system as adjunctive treatment for DRE, will begin on time or be completed on schedule, or at all. The commencement or completion of clinical trials can be disrupted for a variety of reasons, including difficulties in:

■	recruiting and enrolling patients to participate in, and investigators to conduct, a clinical trial;

■	obtaining regulatory approval to commence or continue a clinical trial;

■	reaching agreements on acceptable terms with prospective clinical research organizations and trial sites;

■	manufacturing sufficient quantities of a product candidate; or

■	obtaining IRB approval to conduct a clinical trial at a prospective site.

A clinical trial may also be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

■	failure to conduct the clinical trial in accordance with regulatory requirements or in accordance with our clinical protocols;

■	inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

■	unforeseen safety or efficacy issues; or

■	lack of adequate funding to continue the clinical trial.

In addition, changes in regulatory requirements and guidance may occur, and we may need to amend clinical trial protocols to respond to such changes, which could impact the cost, timing or successful completion of a clinical trial. If we experience delays in the commencement or completion of our clinical trials, including the pivotal trial of our eTNS system as adjunctive treatment for DRE, the commercial prospects for our eTNS system and our other product candidates will be harmed, and our ability to generate meaningful product revenue will be delayed. Many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also lead to the denial of regulatory approval of a product candidate, including FDA approval of our eTNS system as adjunctive treatment for DRE. Adverse results associated with clinical trials may also lead to the suspension or withdrawal of regulatory approval of our products in those jurisdictions in which we have received such approval, including the EU, Canada and Australia.

We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or otherwise expected, we may not be able to obtain regulatory approval for our product candidates.

We have never conducted our own clinical trials. Instead, we have relied, and intend to continue to rely, on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to assist us with our clinical trials. Although we do not conduct our own clinical trials, we are responsible for compliance with regulations and standards, including good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. If these third parties do not successfully carry out their contractual obligations, comply with regulatory requirements or meet expected deadlines, if such third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for any other reason, our clinical trials may be extended, delayed, suspended or terminated. Further, we may not be able to obtain regulatory approval for our product candidates, including FDA approval of our eTNS system as adjunctive treatment for DRE.

The results of our clinical trials, including the pivotal trial of our eTNS system as adjunctive treatment for DRE, may not support our product candidate claims or may result in the discovery of serious adverse side effects.

Our research and development, pre-clinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities, both in the United States and abroad. We intend to conduct pre-and post-market clinical studies to support the approval of our products, seek approval for the use of our products to treat additional indications and gather information about our products’ safety, efficacy and optimal use. Clinical trials must be conducted in compliance with FDA regulations or the regulations of comparable foreign agencies or such agencies may take enforcement action. The data collected from these clinical trials may ultimately be used to support marketing approval for these products. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA or foreign authorities will agree with our conclusions. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that later trials will replicate the results of prior trials and pre-clinical studies. Further, the clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our submissions with applicable regulatory authorities and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile, which could cause us to alter, delay or terminate a clinical trial with respect to that product candidate. Failure to obtain FDA approval and to ultimately commercialize our products candidates and generate revenues will have a material adverse effect on our business, financial condition and results of operations.

We may not obtain approval to market our eTNS system for the treatment of indications other than DRE and MDD and, as such, we may never generate revenue from other indications.

We have conducted or supported Phase I trials of eTNS in the treatment of ADHD and PTSD and may in the future pursue other indications. One or more large-scale pivotal trials, in addition to those that we have planned for DRE and, assuming successful completion of our ongoing Phase II trial, MDD, would be required to support regulatory approval of eTNS for any additional indications. Additional clinical trials will require substantial investment, and we may not be able to obtain adequate funding to conduct such trials. If we do invest in future trials for these or any other indications, we cannot assure you that the results of such trials will be positive. If we do not elect to conduct research with regard to these or other new indications, our trial results are not positive, and as a result, we do not receive additional regulatory approvals, or the use of eTNS for the treatment of alternative indications does not prove to be commercially viable, our revenue growth, if any, would be limited to any revenue from existing approved indications, which are currently the use of our eTNS system as adjunctive treatment for epilepsy in the EU, adjunctive treatment for DRE in Canada and Australia and for MDD in the EU and Canada, in each case for adults and children nine years and older.

We do not have the ability to manufacture clinical or commercial supplies of eTNS components on our own and rely on third parties, some of which are currently sourced by one supplier, to manufacture such components. If our suppliers or component and contract manufacturers do not comply with regulatory requirements or otherwise are unable to meet our demand or specifications for materials, components and contract services, we may be forced to qualify new vendors or change our product design, which would impair our ability to deliver products to our customers on a timely basis and adversely affect our business, results of operations and financial condition.

We currently do not intend to manufacture eTNS components in-house and instead will rely on third parties to do so. We rely upon sole-source suppliers for many of the key components, materials and contract services used in manufacturing our eTNS system, but do not currently have any long-term contracts with these suppliers. Accordingly, we may periodically experience discontinuation or unavailability of components, materials or contract services, which may require us to qualify alternative sources or, if no such alternative sources are identified, change our product design. Pursuing and qualifying alternative sources or redesigning specific components of our products, if or when necessary, could consume significant resources. In addition, such changes, including the addition of a new manufacturing site or significant manufacturing process or design changes that could affect the safety and efficacy of our eTNS system, generally require regulatory submissions and approvals. Although the FDA is required to approve or deny such submissions within 180 days, if our submission is incomplete or the FDA has questions about the submission that require additional data or information, the process can last much longer. Any extended delays in securing or an inability to secure alternative sources for these or other components, materials and contract services could result in manufacturing and product supply interruptions, which could have a material adverse effect on our business, financial condition and results of operations.

Our manufacturers may be vulnerable to damage from various types of disasters, including fires, terrorist acts, floods, power losses, communications failures and similar events. If any such disaster were to occur, we may not be able to obtain components, materials or contract services from our manufacturers. Furthermore, if we receive FDA approval for any of our products, the manufacturing facilities producing those products would require re-approval by the FDA in the event of damage, which could result in significant delays before we could manufacture products from a replacement facility. The insurance we or the manufacturer maintains may not be adequate to cover our losses resulting from disasters or other business interruptions. Therefore, any such catastrophe could have a material adverse effect on our business, financial condition and results of operations.

Our manufacturers and suppliers might not meet regulatory quality standards applicable to manufacturing and quality processes, which could have a material adverse effect on our business, financial condition and results of operations.

If we receive FDA approval, we and our contract manufacturers must comply with current good manufacturing practice requirements contained in the FDA’s Quality System Regulation, which are strictly enforced by the FDA through its establishment inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation.

We must also comply with comparable requirements in the EU, Canada and Australia. The Canadian Medical Device Regulations for Class II medical devices require medical devices to be manufactured in compliance with the

ISO 13485:2003 quality management system standard. Further, although ISO 13485:2003 certification is not a prerequisite for marketing medical devices in the EU, the EU Medical Device Directives set forth stringent quality system requirements that must be met in order to obtain a CE Mark, and products manufactured in compliance with ISO 13485:2003 are presumed to comply with such requirements. We obtained a quality management system certification, ISO 13485:2003, for the design, manufacturing and distribution of a neuromodulation therapy device for the treatment of neurological and neuropsychiatric disorders. The effective date of the certification is June 22, 2012 and the expiration date is June 21, 2015. If we fail to renew this quality management system certification before June 21, 2015 or if it is revoked, our license in Canada will be suspended. Further, Failure to comply with quality management system requirements in the EU will not only prevent us from marketing our eTNS system in the EU, but may also affect our ability to market our eTNS system in Australia because we relied on our CE Mark to obtain the requisite approvals in Australia.

Further, we have little control over our contract manufacturers’ compliance with the regulations and standards applicable to manufacturing and quality processes, or with their internal quality control and quality assurance procedures, although we are responsible for their compliance. Failure to comply with these requirements by our contract manufacturers could result in the issuance of untitled letters or warning letters from authorities, as well as sanctions being imposed on us, including fines and civil or criminal penalties, suspension of production, suspension or delay in product approval, product seizure, recall or withdrawal of product approval. If the quality or safety of any product candidate supplied by contract manufacturers is compromised due to their failure to adhere to applicable laws or for any other reason, we may not be able to obtain or maintain regulatory approval for, or successfully commercialize, our eTNS system, which would have a material adverse effect on our business, financial condition and results of operations.

Our eTNS system and any products we may develop in the future may have defects that result in product recalls, which would result in substantial costs and reduced sales that would materially adversely affect our business, results of operations and financial condition.

Component failures, manufacturing, warehousing or distribution problems or hardware or software design defects could result in our eTNS system and any products we may develop in the future not delivering the therapy for which they are indicated or not otherwise performing to specifications, and could also result in other unintended consequences, including injuries to patients or other users. The occurrence of such problems or other adverse clinical reactions may lead to a voluntary or mandatory recall of our eTNS system or such other products or, in the case of our subcutaneous trigeminal nerve stimulation system, or sTNS system, if approved, require explantation and result in significant costs. Any product recall could also lead to a substantial loss of physician and patient confidence in our products and, consequently, have a material adverse effect on our growth prospects or operating results. A recall could also result in substantial litigation, including product liability claims, with liabilities well in excess of our insurance coverage limits. Further, any recall with respect to the sTNS system we intend to develop could require removal and potentially re-implantation of our sTNS device, thereby increasing the risk to the patient. Any of these events could have a material adverse effect on our reputation, business, financial condition and results of operations.

Product liability claims could adversely affect our consolidated financial condition, our earnings and our reputation.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. In addition, our sTNS system is currently designed to be implanted in the human body for long periods of time. Component failures, manufacturing defects, design flaws or inadequate disclosure of product-related risks or product-related information with respect to the products we manufacture or sell or may manufacture or sell in the future could result in an unsafe condition or injury to, or death of, a patient. The occurrence of such an event could result in product liability claims or a recall of, or safety alert relating to, one or more of our products, which could ultimately lead to, in certain cases, the removal of such products from the body and possible claims for costs associated therewith. While we have secured product liability insurance, it may prove to be insufficient. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers for our products. Recent U.S. Supreme Court case law has clarified that the FDA’s authority over medical devices preempts state tort laws, but legislation has been introduced at the federal level to allow state intervention, which could lead to increased and inconsistent regulation at the state level and increased risk of adverse product liability judgments.

We are involved in a dispute with a former advisor over a repurchase of his shares of our common stock, and if we are unable to resolve this dispute in our favor, such dispute may adversely affect our results of operations and capitalization.

In September 2008, we issued 50,000 shares of restricted common stock to Dr. Antonio A.F. De Salles, our former Senior Scientific Advisor, pursuant to a restricted stock purchase agreement designed to compensate Dr. De Salles for his services. The agreement with Dr. De Salles provides that the shares would be subject to a repurchase right which would lapse in 48 equal monthly installments so long as Dr. De Salles provided continuous service. Further, the agreement provides that Dr. De Salles would be deemed to remain in service for so long as he continued to actually and physically render services to us, solely as determined by and in accordance with directives of our board of directors. In March 2010, we consented to the transfer of the shares by Dr. De Salles to the De Salles Children’s Trust. In December 2011, we initiated a 50-for-1 stock split, such that the 50,000 shares became 2,500,000 shares. On October 1, 2014, we effected a 1-for-2.537 reverse stock split, such that the 2,500,000 shares became 985,415 shares. In April 2013, our board of directors determined that Dr. De Salles had not continuously and physically provided services and we repurchased all of these shares of common stock at an aggregate repurchase price of $500 (an amount equal to the original purchase price for the shares). In August 2013, we filed a claim in arbitration requesting declaratory relief with respect to the repurchase of the shares, taking the position that Dr. De Salles never actually and physically provided services to us and that pursuant to the restricted stock purchase agreement, our board of directors has the sole discretion to determine whether Dr. De Salles provided services to us, regardless of whether or what services were actually provided. Dr. De Salles disputes that he did not provide service to the company and that we had the right to repurchase such shares. He also asserts that his shares were fully vested in September 2012, and claims that they were therefore not subject to our repurchase right. Drs. De Salles and Alessandra Gorgulho, as co-trustees for the De Salles Children’s Trust, subsequently filed a counterclaim to invalidate our repurchase and cancellation of the 985,415 shares in the name of the De Salles Children’s Trust. The demand further sought reissuance of the shares, actual damages if the shares cannot be reissued, unspecified punitive and exemplary damages and other relief. On May 19, 2014, we submitted a first amended demand for arbitration and statement of claim for rescission, declaratory relief, statutory misappropriation of trade secrets, common law misappropriation, conversion, common law unfair competition, statutory unfair competition, breach of implied contract and accounting. The relief sought includes rescission of the restricted stock purchase agreement, declaratory relief, damages and/or disgorgement of improperly gained profits in excess of $2,000,000, an order trebling the amount of such award, punitive and exemplary damages, injunctive relief, an accounting, reasonable attorneys’ fees, costs of the arbitration, and prejudgment interest.

We also filed a complaint on October 29, 2013 in the U.S. District Court, Central District of California against Drs. De Salles and Gorgulho for misappropriation of trade secrets, conversion, breach of implied contract, quantum meruit and accounting. Dr. De Salles filed a motion to compel the federal court action into arbitration and on January 31, 2014, the federal court issued an order granting Dr. De Salles’s motion to compel arbitration and to stay the federal court action as to Dr. De Salles. On January 24, 2014, Dr. Gorgulho filed a motion to dismiss the action alleging insufficient service of process. On March 26, 2014, the federal court construed the motion to dismiss as a motion to quash, granting the motion to quash but also granting our request for jurisdictional discovery. Matters with respect to the federal court action involving Dr. Gorgulho remain ongoing.

On December 26, 2013, we unilaterally and voluntarily entered into an escrow agreement as a protective measure designed to highlight the potential dilution to investors in this offering (as well as existing stockholders) in the event and to the extent that Dr. De Salles prevails in this dispute. Pursuant to the escrow agreement, we issued and delivered 985,415 shares of our common stock to an independent third party to be held in escrow until such time as the litigation matter and contractual dispute described above are resolved. Because the shares are held in escrow at this time, the capitalization stated in this prospectus reflects our capitalization as if Dr. De Salles was reissued these shares. This arbitration may be a distraction to management and if the arbitration is not decided in our favor, Dr. De Salles or the De Salles Children’s Trust may be awarded the shares or we may be required to pay damages, which may materially adversely impact our results of operations. On February 18, 2014, our insurer agreed to defend the counterclaim in this matter but reserved its right to determine that the counterclaim is not covered by the insurance policy. If our insurer so determines and we do not dispute that determination or that determination is upheld by a court, we will have to bear our own defense costs.

We expect to generate a substantial portion of our revenue internationally and are subject to various risks relating to our international activities, any of which could materially adversely affect our operating results.

We believe that a significant percentage of our future revenue will come from international sources. Our eTNS system is currently approved for use only in the EU, Canada and Australia, and we intend to expand our overseas operations. Engaging in international business involves a number of difficulties and risks, including:

■	required compliance with existing and changing foreign regulatory requirements and laws;

■	required compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, or the FCPA, and U.K. Bribery Act, privacy requirements, labor laws and anti-competition regulations;

■	export and import restrictions;

■	distribution and warehousing laws and logistics and supply chain requirements;

■	various reimbursement and insurance regimes;

■	laws and business practices favoring local companies;

■	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

■	political and economic instability;

■	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;

■	difficulties and costs of staffing and managing foreign operations; and

■	difficulties protecting or procuring intellectual property rights.

We expect to sell our products in local currency outside of the United States, principally the euro, British pound, Canadian dollar and Australian dollar. We expect that our expenses will be denominated in the currencies in which our operations are located, which is, and is expected to be, primarily in the United States. If our operations in countries outside of the United States grow, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. For example, if the value of the U.S. dollar increases relative to foreign currencies, in the absence of a corresponding change in local currency prices, our revenue could be adversely affected as we convert revenue from local currencies to U.S. dollars.

If we dedicate significant resources to our international operations and are unable to effectively manage our exposure to foreign currency fluctuations or the risks listed above, our business, financial condition and results of operations will suffer.

Intense competition and rapid technological changes could reduce our ability to market our eTNS system successfully and generate sales.

We believe that existing and future pharmaceutical therapies will be the primary competition for our eTNS system. However, we may also face competition from other medical device companies that have the technology, experience and capital resources to develop alternative devices for the treatment of DRE, MDD, and any other indications we pursue. Many of our competitors have substantially greater financial, manufacturing, marketing and technical resources than we do and have obtained third-party reimbursement approvals for their therapies. We may not have invested in the past, or may not invest in the future, sufficient resources in research and development to successfully enable our products to compete with other technologies, products or therapies for our target indications. In addition, the healthcare industry is characterized by extensive research efforts and rapid technological progress. Our competitors may develop technologies and obtain regulatory approval for products that are more effective than ours. In addition, advances in surgical techniques may make surgery a more attractive therapy for DRE, MDD or other indications we pursue. The development by others of new treatment methods with novel drugs, medical devices or surgical techniques could render our products non-competitive or obsolete. For example, the development of an effective pharmaceutical therapy for epilepsy with a significantly lower incidence of side effects than what is currently available would reduce or eliminate many of the limitations that our eTNS system is designed to address. We may not be able to compete successfully against current and future competitors, including new products, technology and surgeries such competitors may develop, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to develop new products or enhance the capabilities of our eTNS system to keep pace with rapidly changing technology, which could have a material adverse effect on our business and operating results.

Our success depends on our ability to develop new products and applications for our technology to treat additional indications, while improving the performance and cost-effectiveness of our eTNS system. New technologies, techniques or products could emerge that might offer better combinations of price and efficacy than our eTNS system or any future products we may develop. Existing markets for our products are characterized by rapid technological change and innovation. It is critical to our success that we anticipate changes in technology and customer requirements and successfully introduce new, enhanced and competitive technologies to meet patients’ needs on a timely and cost-effective basis. At the same time, however, we must carefully manage our introduction of new products. We are in the initial stages of developing a second generation of our eTNS system in an effort to increase patient comfort, convenience and compliance. Our current second generation design includes a wire-free pulse generator that is directly affixed to the single-use patch, thus eliminating the need for lead wires. We are also in the initial stages of developing our sTNS system for patients who are responsive to eTNS and would prefer an implantable solution. If prescribing physicians or patients believe that our next generation products will offer enhanced features or be sold for a more attractive price than our current designs, they may delay purchases until such products are available. We may also have excess or obsolete inventory of older products as we transition to new products and we do not have experience in managing product transitions. Further, competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies. If we do not successfully innovate and introduce new technology into our product lines or manage the transitions to new product offerings, or if we are unable to respond to opportunities as quickly and effectively as our competitors, our business, financial condition and results of operations could be materially adversely affected.

Our government grants may subject us to government audits, which could expose us to penalties.

Given that certain of our activities are funded by government grants, we may be subject to routine audits by U.S. government agencies. In connection with these audits, these agencies may review our performance, cost structure and compliance with applicable laws, regulations and standards and the terms and conditions of the grant. If any of our costs are found to be allocated improperly, the costs may not be reimbursed and any amounts already reimbursed for such costs may have to be refunded. Accordingly, an audit could result in a material adjustment to our results of operations and financial condition. Moreover, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions. In addition, we may be required to devote substantial resources to our systems used to track expenditures funded by our government grants.

Unauthorized persons may attempt to distribute counterfeit eTNS systems or components, including patches, and may perform research and development activities on our products without our approval, oversight or knowledge, which could have a material adverse effect on our reputation, results of operations and financial condition.

Unauthorized persons may attempt to make counterfeit copies of our eTNS system and its components, including our proprietary disposable patches, particularly in foreign markets and may perform research and development activities on our products without our approval, oversight or knowledge. If we discover these activities, we intend to take action through local authorities and legal counsel where practical. The inability to effectively deter counterfeit efforts and unauthorized research and development activities could have a material adverse effect on our reputation, results of operations and financial condition.

Acquisitions or joint ventures could disrupt our business, cause dilution to our stockholders and otherwise harm our business.

We may acquire other businesses, products or technologies as well as pursue strategic alliances, joint ventures, technology licenses or investments in complementary businesses. We have not made any acquisitions to date, and our ability to do so successfully is unproven. Any of these transactions could be material to our business, financial condition and results of operations and expose us to many risks, including:

■	disruption in our relationships with customers, distributors or suppliers as a result of such a transaction;

■	unanticipated liabilities related to acquired companies;

■	difficulties integrating acquired personnel, technologies and operations into our existing business;

■	diversion of management time and focus from operating our business to acquisition integration challenges;

■	increases in our expenses and reductions in our cash available for operations and other uses; and

■	possible write-offs or impairment charges relating to acquired businesses.

Foreign acquisitions involve unique risks in addition to those mentioned above, including risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

Also, the anticipated benefit of any acquisition may not materialize. Future acquisitions or strategic alliances could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We cannot predict the number, timing or size of future acquisitions or joint ventures, or the effect that any such transactions might have on our operating results.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially affect our business, financial condition and results of operations.

Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of future foreign earnings. Should the scale of our international business activities expand, any changes in the U.S. taxation of such activities could increase our worldwide effective tax rate and harm our business, financial condition and results of operations.

Our net operating loss carryforwards may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

We may be limited in the portion of net operating loss carryforwards, or NOLs, that we can use in the future to offset taxable income for U.S. federal income tax purposes. As of December 31, 2013, we had NOLs for federal income tax purposes and for state income tax purposes of $7.8 million and $8.3 million, respectively, which, if not used, expire through 2033. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code, or Section 382, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We have not completed a Section 382 analysis to determine if an ownership change has occurred. Until such analysis is completed, we cannot be sure that the full amount of existing NOLs will be available to us, even if we do generate taxable income before their expiration. Further, our NOLs may also be impaired under similar provisions of state law. We have recorded a full valuation allowance related to our NOLs and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets. Our NOLs may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

Risks Related to Our Finances and Capital Requirements

Our financial condition and results of operations may fluctuate on a quarterly or annual basis in the future, which may cause our stock price to decline.

Our revenues, expenses and operating results may vary significantly from quarter to quarter or from year to year for several reasons, including, without limitation:

■	the ability of our sales force to effectively commercialize our eTNS system or any other product we may develop, and the extent to which any of our products gain market acceptance;

■	the existence and timing of coverage determinations or other reimbursement policies by third-party payers;

■	the rate and amount of expenditures incurred on our clinical, manufacturing, sales, marketing and product development efforts;

■	our ability to obtain and retain qualified personnel;

■	the availability of key components, materials and contract services, which depends on, among other things, our ability to forecast sales, as well as the ability of our suppliers to timely provide us with such key components, materials and contract services;

■	investigations of our business and business-related activities by regulatory or other governmental authorities;

■	variations in the quantity of product orders at quarter- or year-end;

■	temporary manufacturing interruptions or disruptions;

■	the timing and success of new product and new market introductions;

■	changes or delays in our ability to obtain domestic or foreign regulatory approvals for our products;

■	increased competition, patent expirations or new technologies or treatments;

■	product recalls or safety alerts;

■	positive or negative media coverage of our products, our competitors’ products or our industry;

■	the availability of grant income to supplement our product development efforts;

■	litigation, including product liability, patent, employment, securities class action, stockholder derivative, general commercial and other lawsuits; and

■	the affordability of our eTNS system and any other product candidates to our customers, given the current economic environment.

As a result of any of these factors, our consolidated results of operations may fluctuate significantly and may be below security analyst expectations, which may in turn cause our stock price to decline substantially.

Our near-term expense estimates will be based, in large part, on estimates of our development costs and costs to build our commercial infrastructure, which are difficult to predict.

We expect to base our near-term expense levels on our operating forecasts and estimates of future development costs and costs to build our commercial infrastructure. Operating results are difficult to forecast, particularly given our limited operating and product sales history. We expect that a significant portion of our expenses will be fixed, and as a result, we may be unable to adjust spending quickly enough to offset any expense obligations. Any failure to accurately predict our expense estimates could cause our operating results in any given quarter, or a series of quarters, to be lower than expected, which could cause the price of our common stock to decline.

We may require additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.

We expect our negative cash flows from operations to increase for the foreseeable future. The development and regulatory approval of our eTNS system and other product candidates and the development of our sales and marketing capabilities will require the commitment of substantial funds. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

■	the rate of progress and cost of our clinical trials and other development activities;

■	the costs and timing of obtaining and maintaining regulatory approval;

■	the costs of establishing or contracting for sales and marketing capabilities;

■	the extent to which we acquire or in-license new products, technologies or businesses;

■	the effect of competing technological and market developments; and

■	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We may seek additional funding through strategic alliances or through public or private sales of our equity securities, or through debt financing. Strategic alliances, additional equity financing or debt financing may not be available on terms favorable to us, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our then existing or planned development, commercialization or expansion activities. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Raising additional funds by issuing equity securities, incurring debt or through licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish valuable proprietary rights, respectively.

To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. Further, any debt financing we obtain may involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of our assets, as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our products or proprietary technologies, or grant licenses on terms that are not favorable to us. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Legal and Regulatory Environment

We are subject to many laws and governmental regulations, both domestically and internationally, and any adverse regulatory action may materially adversely affect our business, financial condition and results of operations.

Our products are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, design, testing, manufacture, labeling, marketing and distribution of our products. We cannot guarantee that we will be able to obtain marketing clearance or approval for our existing or new products, or enhancements or modifications to existing products, and if we do, such approval may:

■	take a significant amount of time;

■	require the expenditure of substantial resources;

■	involve stringent clinical and pre-clinical testing, as well as post-market surveillance or post-market studies;

■	involve modifications or replacements of our products; and

■	result in limitations on the indications for use of our products.

We cannot be certain that we will receive required approval or clearance from the FDA and foreign regulatory agencies for our existing products, any new products or modifications to existing products on a timely basis. The failure to receive approval or clearance for our products on a timely basis could have a material adverse effect on our financial condition and results of operations.

Both before and after an approved product is commercially released, we will have ongoing responsibilities under United States, EU, Canadian and Australian regulations. We will also be subject to periodic inspections by the FDA and comparable foreign authorities to determine compliance with regulatory requirements, such as the Quality System Regulation of the FDA, Canada’s Food and Drugs Act and Regulations, medical device reporting regulations, vigilance in reporting of adverse events and regulations regarding notification, corrections and recalls. These inspections can result in inspectional observations or reports, warning letters or other forms of enforcement action. If the FDA or comparable foreign authorities conclude that we are not in compliance with applicable laws or regulations, or that any of our products are ineffective or pose an unreasonable health risk, such authorities could ban these products, suspend or cancel our medical device licenses, impose “stop-sale” and “stop-import” orders, detain or seize adulterated or misbranded products, order a recall, repair, replacement, correction or refund of such products, refuse to approve pending PMA applications or require us to notify health professionals and others that the products present unreasonable risks of substantial harm to the public health. Furthermore, in the EU, Canada and Australia, where we have obtained approval to market our eTNS system for specified indications, we may lose such approval. Discovery of previously unknown problems with a product, manufacturer, or facility, such as previously undiscovered side effects, or design or manufacturing defects, may result in restrictions on the use of our eTNS system, restrictions placed on us or our manufacturers, or withdrawal of the existing regulatory approval of our eTNS system. The FDA or comparable foreign authorities may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, assess civil or criminal penalties against our officers, employees or us or recommend criminal prosecution of our company. Adverse regulatory action of a certain magnitude may restrict us from effectively marketing and selling our products. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material adverse effect on our business, financial condition and results of operations.

Foreign governmental regulations have become increasingly stringent and more extensive, and we may become subject to even more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s noncompliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and civil or criminal sanctions. In some jurisdictions, such as Germany, any violation of a law related to medical devices is also considered to be a violation of unfair competition law. In such cases, governmental authorities, our competitors and business or consumer associations may then file lawsuits to prohibit us from commercializing our eTNS system in such jurisdictions. Our competitors may also sue us for damages. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on our business, financial condition and results of operations.

We are also subject to various environmental laws and regulations both within and outside of the United States. Our operations involve the use of substances regulated under environmental laws, primarily those used in manufacturing and sterilization processes. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources or the insurance we carry to cover such claims. Failure to comply with environmental protection laws and regulations could have a material adverse impact on our business, financial condition and results of operations.

Healthcare reform legislation and other administration and legislative proposals could have a material adverse effect on our business, financial condition, results of operations.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, together, the Affordable Care Act, were enacted in March 2010. As a U.S.-based company with significant anticipated sales in the United States if we receive the necessary FDA approval for any of our products, these health care reform laws will materially impact our business. Certain provisions of the Affordable Care Act will become effective in future years and the administrative agencies responsible for issuing regulations that implement some aspects of the laws have yet to do so. Accordingly, the consequences of this legislation are not yet fully understood. The Affordable Care Act imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. This new tax may adversely affect our gross margins, results of operations and cash flows. The Affordable Care Act also contains a number of provisions aimed at improving quality and decreasing costs in the Medicare program. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies and what impact these provisions will have on Medicare reimbursement rates. The Medicare provisions include value-based payment programs, increased funding for comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the Affordable Care Act includes a reduction in the annual rate of inflation for hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning in 2014. Recently, there have been challenges accompanying the implementation of the individual requirement to buy coverage under the Affordable Care Act. The impact of this implementation and any similar challenges associated with the implementation of any other parts of the Affordable Care Act on the overall insured population in the United States have not yet been fully realized. We cannot predict what additional healthcare programs and regulations will be implemented at the federal or state level, or the effect of the recent or any future legislation or regulation on our business. However, any changes that lower potential reimbursement for our products, reduce the potential number of people eligible for reimbursement for the use of our products, or otherwise reduce demand for our products could adversely affect our business, financial condition and results of operations.

In addition, the Physician Payment Sunshine Act, or the Sunshine Act, was enacted by the U.S. Congress as part of the Affordable Care Act to increase the transparency of manufacturers’ interactions with U.S. healthcare providers. Pursuant to the Sunshine Act, as implemented by CMS, we are required by law to annually disclose certain information about payments and other transfers of value to U.S. physicians and teaching hospitals effective August 1, 2013. Also, certain states have enacted similar transparency laws that require annual disclosure of payments and other transfers of value to healthcare professionals licensed in those states. A few states have also enacted gift prohibition laws that prohibit or restrict certain interactions between medical device manufacturers and health care professionals licensed in those states. Failure to comply with these requirements could result in significant penalties and adversely affect our business, financial condition and results of operations.

Certain state governments have also enacted legislation aimed at increasing transparency of our interactions with healthcare professionals. As a result, we are required by law to disclose payments and other transfers for value to healthcare professionals licensed by certain states, and will be required to do the same at the federal level in the future. Any failure to comply with enhanced legal and regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

If we do not continue to comply with applicable laws and regulations, we could lose our ability to market and sell our products or be subject to substantial fines or other penalties.

The design, pre-clinical and clinical testing, manufacturing, labeling, sale, distribution, servicing and promotion of our eTNS system and any other product candidates are subject to extensive and rigorous laws and regulations, including regulations from the U.S. Department of Health and Human Services (related to Medicare, Medicaid, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the FDA) and comparable state and international agencies. If we receive approval to market our eTNS system or any other product candidate in the United States, we must ensure that our marketing and sales practices comply with all applicable laws and regulations. Commercial distribution in foreign countries is also subject to regulatory approvals from the appropriate authorities in such countries.

The process of obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain. Moreover, regulatory approvals may include restrictions on the indicated uses for which a product may be marketed. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, civil money penalties, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions, injunctions and criminal prosecution. Adverse results in post-approval studies may result in limitations on or withdrawal of previously granted approvals. Furthermore, changes in existing regulations or adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals. We may not be able to obtain additional future regulatory approvals on a timely basis or at all. Delays in receipt of, or failure to receive, such future approvals, suspension or withdrawal of previously received approvals, or recalls of products could severely harm our ability to market and sell our current and future products. Also, any adverse regulatory action, depending on its breadth, may have a material adverse effect our business, financial condition and results of operations.

Failure to provide the quarterly reports or final report required under the conditions of our Health Canada license may result in the suspension of our license to market our eTNS system in Canada, and even if we fulfill these reporting obligations, Health Canada may reclassify the risk class associated with our eTNS system or may suspend our device license. In any such case, our ability to generate revenues in Canada could be materially adversely affected.

Our eTNS system received a Class II medical device license, with conditions, from Health Canada for the treatment of DRE, MDD and TRD for adults and children nine years and older. It is unusual for Health Canada to issue a Class II medical device license with conditions. The original condition attached to this license required that we provide to Health Canada, before June 1, 2014, a clinical report discussing Phase III trial results from a larger patient population as additional evidence of clinical safety and efficacy of our eTNS system for the approved indications. On August 6, 2013, in response to our request submitted on July 30, 2013, Health Canada agreed to extend this clinical report deadline to June 1, 2016, provided that we submit quarterly updates to Health Canada on patient enrollment and any safety issues that may occur in the Phase III trial. Our quarterly reporting obligation commenced on January 15, 2014 and concludes on April 15, 2016, with the final clinical report discussing Phase III trial results due June 1, 2016. Failure to provide the quarterly reports by these dates or failure to provide the final clinical report by June 1, 2016 may result in the suspension of our Health Canada license.

Even if we provide these reports by these deadlines, our eTNS system may not continue to be licensed because Health Canada may suspend our license if it is not satisfied with the evidence that we provide regarding the clinical safety and efficacy of our eTNS system. Further, Health Canada may reclassify the risk class associated with our eTNS system or may suspend our device license for many reasons, including:

■	our eTNS may not be demonstrated to be safe or effective to Health Canada’s satisfaction;

■	the manufacturing process or facilities we use may not meet applicable requirements; and

■	changes in Health Canada approval policies or adoption of new regulations may require additional data.

Any failure to maintain our Health Canada license for our eTNS system as treatment for DRE and MDD could materially adversely affect our ability to generate revenues in Canada. Further, any delay in or failure to obtain or maintain a Health Canada license for our eTNS system as treatment for any other indications, or any delay in or failure to obtain or maintain a Health Canada license for any other product we may develop, could also have a material adverse effect on our ability to generate revenues in Canada.

The FDA-proposed draft guidance for an Expedited Access PMA program for medical devices may never be finalized and the program may not be implemented. Even if the program is implemented, our eTNS system may not qualify for the program.

In April 2014, the FDA proposed draft guidance for an Expedited Access PMA program for medical devices, or EAP. The draft guidance was subject to a 90-day comment period and may never be finalized. Even if the FDA proposed draft guidance is finalized, it will not create or confer any rights for or on any person and does not operate to bind the FDA or the public but rather only represents the FDA’s current views with respect to this topic. The FDA may never implement this EAP and the FDA will only implement the EAP if such program satisfies the requirements of the applicable statutes and regulations. Furthermore, even if the EAP is implemented, the FDA may determine that our eTNS system is not a candidate for the program or we may determine that we do not wish to apply for this program. Additionally, even if our eTNS system is deemed a candidate for the program and we achieve clinical results sufficient to receive conditional PMA approval thereunder permitting us to market and sell our eTNS system in the United States, our final pivotal trial results may not support such approval and could cause the FDA to withdraw such conditional approval.

The medical device industry is experiencing greater scrutiny and regulation by governmental authorities and is the subject of numerous investigations, often involving marketing and other business practices. These investigations could result in the commencement of civil and criminal proceedings; lead to substantial fines, penalties and administrative remedies; divert the attention of our management; lead to greater governmental regulation in the future; impose administrative costs and have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain laws and regulations, including the federal Anti-Kickback Statute, the federal False Claims Act, or the FCA, HIPAA and the FCPA, which govern the sales and marketing practices of healthcare companies. The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare or Medicaid. The Anti-Kickback Statute contains both civil and criminal sanctions, which are enforced by the Office of the Inspector General of the U.S. Department of Health and Human Services, or the OIG, and the U.S. Department of Justice, or the DOJ. Over the past several years, the U.S. government has accused an increasing number of pharmaceutical and medical device manufacturers of violating the federal Anti-Kickback Statute and the FCPA based on certain marketing and sales practices and compensation arrangements with referral sources. The FCPA prohibits payments or the provision of anything of value to foreign officials for the purpose of obtaining or keeping business. Pharmaceutical and medical device manufacturers also have been accused of alleged violations of the FCA, which imposes civil liability (including substantial monetary penalties and damages) on any person or corporation that (1) knowingly presents a false or fraudulent claim for payment to the U.S. government, (2) knowingly uses a false record or statement to obtain payment or (3) engages in a conspiracy to defraud the federal government to obtain allowance for a false claim.

Under the whistleblower provisions of the FCA, private parties may bring actions on behalf of the U.S. government. These private parties are entitled to share in any amounts recovered by the government through trial or settlement. Both direct enforcement activity by the government and whistleblower lawsuits have increased significantly in recent years and have increased the risk that we may be forced to defend a prosecution under the federal Anti-Kickback Statute or the FCPA, be forced to defend against a false claims action, be liable for monetary fines, or be excluded from the Medicare and Medicaid programs as a result of an investigation resulting from an enforcement action or a whistleblower case. We are subject to HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, subjects obligations on covered healthcare providers, health plans and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may also apply to our sales and marketing activities. We anticipate that the government will continue to scrutinize our industry closely and that we will continue to be subject to rigorous regulation by governmental authorities in the future. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, adverse regulatory action, which, in certain instances, may restrict us from effectively marketing and selling our products damages, fines, imprisonment, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations, any of which would have a material adverse effect on our business. In addition, negative publicity resulting from any adverse regulatory action could have a material adverse effect on our business, financial condition and results of operations. Additionally, penalties for a company’s noncompliance with governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions. If any of the physicians or other providers or entities with whom we do business is found not to be in compliance with applicable laws, they may be subject to similar sanctions, which could also materially adversely affect our business. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on our business, financial condition and results of operations.

Cost containment pressures and domestic and foreign legislative or administrative reforms resulting in restrictive reimbursement practices of third-party payers or preferences for alternate therapies could decrease the demand for our products from healthcare providers and the prices they are willing to pay for those products.

Major third-party payers for healthcare services in the United States and abroad continue to work to contain healthcare costs. The introduction of cost containment incentives, combined with closer scrutiny of healthcare expenditures by both private health insurers and employers, could result in increased discounts and contractual adjustments to healthcare provider charges for services performed. Initiatives to limit the growth of healthcare costs, including price regulation, are also underway in several countries. Implementation of healthcare reforms in the United States and in significant overseas markets such as Germany, and in other countries may limit the price of, or the level at which, reimbursement is provided for our products and adversely affect both our pricing flexibility and the demand for our products. Healthcare providers may respond to such cost-containment pressures by substituting lower cost products or other therapies for our products.

Legislative or administrative reforms to the U.S. or international reimbursement systems that significantly reduce reimbursement for the cost of eTNS treatment, or adverse decisions relating to our products by administrators of such systems in coverage or issues, would have an adverse impact on the products purchased by our customers and the prices our customers are willing to pay for them. This in turn would have an adverse effect on our business, financial condition and results of operations.

We plan to operate in multiple regulatory environments that require costly and time-consuming approvals.

Even if we obtain regulatory approvals to commercialize our eTNS system or any other product that we may develop, sales of our products across different jurisdictions will be subject to regulatory requirements that vary from country to country. The time and cost required to obtain approvals from these countries may be longer or shorter than that required for FDA approval, and requirements for licensing may differ from those of the FDA. Laws and regulations regarding the manufacture and sale of our products are subject to future changes, as are administrative interpretations and policies of regulatory agencies. If we fail to comply with applicable foreign, federal, state or local market laws or regulations, we could be subject to enforcement actions. Enforcement actions could include product seizures, recalls, withdrawal of clearances or approvals, and civil and criminal penalties, which in each case could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to maintain and enforce our proprietary rights, we may not be able to compete effectively or operate profitably.

Our commercial success will depend, in part, on obtaining and maintaining patent, trade secret, trademark and other intellectual property protection of our proprietary technology and information as well as successfully defending against third-party challenges to our proprietary technology and information. We will be able to protect our proprietary technology and information from use by third parties only to the extent that valid and enforceable patents, trade secrets, trademarks or other intellectual property protection cover them and we have exclusive rights to utilize them.

Our commercial success will continue to depend in part on the patent rights we own, the patent rights we have licensed, the patent rights of our collaborators and suppliers and the patent rights we plan to obtain related to future products we may market. Our success also depends on our and our licensors’, collaborators’ and suppliers’ ability to maintain and defend these patent rights against third-party challenges to their validity, scope, ownership, inventorship or enforceability. Further, we do not control the patent prosecution of our licensed patent applications. There is a risk that our licensors will not devote the same resources or attention to the prosecution of the licensed patent applications as we would if we controlled the prosecution of the patent applications, and the resulting patent protection, if any, may not be as strong or comprehensive as if we had prosecuted the applications ourselves. In addition, because UCLA owns much of the intellectual property on which our eTNS system is based, we may depend upon UCLA to enforce these intellectual property rights against third parties. While our licensing agreements with UCLA contain obligations by UCLA to assist us in the enforcement of these intellectual property rights, it may not do so on a timely basis or at all or it may not devote sufficient resources to such enforcement efforts. Depending upon the circumstances of the litigation, we may be required to pay our own litigation legal fees and costs and those of UCLA.

The patent positions of medical device companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

■	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

■	we or our licensors might not have been the first to file patent applications for these inventions;

■	others may independently develop similar or alternative technologies or duplicate any of our technologies;

■	it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents;

■	it is possible that our patents or the patents of our licensors, or any patents issuing from pending patent applications, will be found to be invalid, unenforceable, owned by others or invented by others;

■	as the patent office rules require a duty of disclosure of material, non-cumulative references, failure to do so can result in a patent being found unenforceable, and it is possible that an undisclosed reference could be found to be material and non-cumulative in the context of litigation;

■	our issued patents and the issued patents of our licensors may not provide a basis for commercially viable products, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;

■	we may not develop additional proprietary technologies or product candidates that are patentable; or

■	the patents of others may have an adverse effect on our business.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we seek to protect confidential information, in part, by confidentiality agreements with our employees, consultants, contractors, or scientific and other advisors, they may unintentionally or willfully disclose our information to competitors. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

If we are not able to defend the patent or trade secret protection position of our technologies and product candidates, then we will not be able to exclude competitors from developing or marketing competing products, and we may not generate enough revenue from product sales to justify the cost of development of our product candidates and to achieve or maintain profitability.

We depend on certain technologies that are licensed to us. If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose rights that are important to our business.

We rely on licenses from UCLA in order to be able to use various proprietary technologies that are material to our business, including our eTNS system. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to the continuation of and compliance with the terms of those licenses, which include diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Under our existing licensing agreements, we are obligated to pay royalties on net product sales of product candidates or related technologies to the extent they are covered by such agreements. If we fail to comply with our obligations under current or future licensing agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product that is covered by these licensing agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of product candidates being developed using rights licensed to us under any such agreement, including our eTNS system. Termination of these licensing agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, which could have a material adverse effect on our business, financial condition and results of operations.

We may engage in litigation to protect our intellectual property and other proprietary rights, causing us to suffer significant expenses.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation, which could result in substantial cost to and diversion of effort by us, may be necessary to enforce patents issued or licensed to us, to protect trade secrets or know-how owned by us, or to determine the scope and validity of the proprietary rights of others. Adverse determinations in litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could prevent us from manufacturing, selling or using our eTNS system, our proposed sTNS system or products we may develop using TNS technology, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are sued for infringing intellectual property rights of other parties, such litigation will be costly and time consuming, and an unfavorable outcome would have a material adverse effect on our business, financial condition and results of operations.

Although we believe that we would have valid defenses to any allegations that our current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties of which we are aware, we cannot be certain that a third party will not challenge our position in the future. It is possible that other parties may own patent rights that might be infringed by our products or other activities. There has been, and we believe that there will continue to be, significant litigation and demands for licenses in our industry regarding patent and other intellectual property rights. Our competitors or other patent holders may assert that our products and the methods we employ are covered by their patents. These parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing, use or sales of the product or product candidate that is the subject of the suit.

Pursuant to our licensing agreement with UCLA, as amended, UCLA granted us a worldwide exclusive license under certain patents and patent applications generally relating to transcutaneous and subcutaneous bilateral neurostimulation for the treatment of neuropsychiatric and neurological disorders. However, as a result of patent infringement claims, or in order to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees, royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Some of our employees were previously employed at universities or other biotechnology or medical device companies. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail to successfully defend against such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hinder or prevent our ability to commercialize certain potential products. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. Any such event could severely harm our business, financial condition and results of operations.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents or applications will be due to be paid to the United States Patent and Trademark Office and various foreign governmental patent agencies in several stages over the lifetime of the patents or applications.

The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We intend to employ professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering and Our Common Stock

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. Although we expect that our common stock will be approved for listing on The NASDAQ Capital Market, or NASDAQ, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The initial price to public for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. Based on the estimated offering price of our common stock in this offering, our initial market capitalization is expected to be modest and as a result our common stock may not be an attractive investment for a number of institutional investors, which could reduce the trading activity in our stock. The lack of an active trading market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active trading market may also reduce the fair market value or the trading price of your shares. An inactive trading market may also impair our ability to raise capital to continue to fund operations through equity offerings and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Our stock price after the completion of this offering may be highly volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control, and this volatility may be enhanced if the trading market for our common stock is not very active. These factors include those discussed elsewhere in this section of the prospectus and others such as:

■	failure to obtain or delays in obtaining product approvals or clearances from the FDA or regulators outside of the United States;

■	successful commercialization of our eTNS system or other products we may develop;

■	adverse regulatory or reimbursement decisions or announcements;

■	a slowdown in the medical device industry or the general economy;

■	actual or anticipated quarterly or annual variations in our results of operations or those of our competitors;

■	actual or anticipated changes in our growth rate relative to our competitors;

■	changes in earnings estimates or recommendations by securities analysts;

■	fluctuations in the values of companies perceived by investors to be comparable to us;

■	announcements by us or our competitors of new products or services, significant contracts, commercial relationships, capital commitments or acquisitions;

■	competition from existing technologies and products or new technologies and products that may emerge;

■	the entry into, modification or termination of agreements with our sales representatives or distributors;

■	developments with respect to intellectual property rights;

■	sales, or the anticipation of sales, of our securities by us, our insiders or our other stockholders, including upon the expiration of contractual lock-up agreements or market stand-off provisions;

■	our ability to develop and market new and enhanced products on a timely basis;

■	our commencement of, or involvement in, litigation or other disputes; and

■	additions or departures of key management or technical personnel, or failure to attract such personnel.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, and such fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial price to public, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and results of operations and divert management’s attention and resources from our business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company that may have a modest market capitalization, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If we obtain securities or industry analyst coverage, and any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of our company or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved. In addition, while we are an “emerging growth company,” we are allowed to delay compliance with new financial accounting standard until such standard is generally applicable to private companies. However, we have elected not to avail ourselves of this extended transition period under the JOBS Act, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to new or revised accounting standards generally available to public companies. Our election not to take advantage of the extended transition period is irrevocable.

We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

Our management might apply the proceeds from this offering in ways that do not increase the value of your investment.

Our management will have broad discretion as to the use of the net proceeds from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. We might apply the net proceeds of this offering in ways with which you do not agree, or in ways that do not yield a favorable return. If our management applies these proceeds in a manner that does not yield a significant return, if any, on our investment of these net proceeds, it would adversely affect the market price of our common stock. Until the proceeds are used, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value. For more information on our planned use of proceeds, please see the section of this prospectus captioned “Use of Proceeds.”

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Based on shares outstanding as of June 30, 2014, upon completion of this offering, we expect to have outstanding a total of 12,633,725 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, only the shares of common stock sold in this offering by us will be freely tradable, without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, in the public market unless such shares are purchased by our affiliates through the directed share program. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements and market stand-off provisions pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements and market stand-off provisions expire, based on shares outstanding as of October 6, 2014, up to an additional 7,800,738 shares of common stock will be eligible for sale in the public market, 6,121,543 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, 1,572,712 shares of our common stock issuable upon the exercise of outstanding stock options, 86,712 shares of our common stock issuable upon the exercise of outstanding warrants and 1,093,000 shares of restricted common stock will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 promulgated under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

In addition, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a future financing, acquisition, litigation settlement, employment arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

Our auditors identified a material weakness in our internal control over financial reporting as of December 31, 2012, which has been remediated. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us and have a material adverse effect on our common stock price.

Although as of December 31, 2013 we had no material weakness in our internal control over financial reporting, as of December 31, 2012, our auditors identified an adjustment related to inventories capitalized on our balance sheet prior to receipt of marketing approval. The adjustment to reduce the carrying amount of inventory resulted from the lack of a designed control to perform a detailed inventory recoverability analysis on a timely basis. As a result of this audit finding, we have determined that we had a material weakness relating to our internal control over financial reporting as of December 31, 2012. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls.

In order to ensure inventory is carried at its net recoverable amount and to prevent this error from recurring, during 2013 we established an internal control requiring the preparation, review and approval of an analysis of the net realizability of inventory prior to the issuance of our 2012 consolidated financial statements. This internal control provides for detailed assessments of the recoverability of inventory at the time of purchase as well as subsequent expectations related to utilizing such inventory for clinical purposes and recoverability through commercial sale. This internal control is performed on a quarterly basis and is executed by personnel with knowledge of accepted accounting practices common to our industry. As such, we believe we have fully remediated the material weakness.

Despite our efforts, similar or different material weaknesses may be identified in the future, and we may be unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and the related rules and regulations of the SEC when required. If we cannot in the future favorably assess, or our independent registered public accounting firm, when required, is unable to provide an unqualified attestation report on, the effectiveness of our internal control over financial reporting, investor confidence in the reliability of our financial reports may be adversely affected, which could have a material adverse effect on our stock price. In addition, any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from NASDAQ or other adverse consequences that would materially harm our business.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that will require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas.

Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations, and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of shares of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

Our independent registered public accounting firm may not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act, depending on whether we choose to rely on certain exemptions set forth in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Our executive officers, directors and their affiliates will beneficially own or control approximately 50.82% of the outstanding shares of our common stock (after giving effect to the exercise of all outstanding vested and unvested options and warrants which vest within 60 days of October 6, 2014), following the completion of this offering. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our stock. Among other things, the amended and restated certificate of incorporation and amended and restated bylaws:

■	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges that our board of directors may designate;

■	provide that the authorized number of directors may be changed only by resolution of our board of directors;

■	provide that all vacancies, including newly-created directorships, may, except as otherwise required by law or an applicable preferred stockholder agreement, if any, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

■	divide our board of directors into three classes;

■	provide that, unless otherwise specified in a preferred stockholder agreement, a director may only be removed from the board of directors by a majority vote of the stockholders for cause;

■	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;

■	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and meet specific requirements as to the form and content of a stockholder’s notice;

■	not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

■	provide that special meetings of our stockholders may be called only by a majority of the members of our board of directors or by our president; and

■	provide that stockholders will be permitted to amend the bylaws only with the affirmative vote of the holders of not less than a majority of the total voting power of all of our outstanding securities then entitled to vote generally in the election of directors.

Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. In some cases you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan” and “project” or the negative of these words or other similar terms or that concern our expectations, strategy, plans or intentions.

Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

■	our ability to obtain regulatory approval to market our eTNS system in the United States, and the timing and costs associated with such approval;

■	our ability to achieve market acceptance of and, to successfully commercialize, our eTNS system in the EU, Canada, Australia and, assuming we receive the necessary regulatory approval, the United States;

■	whether market acceptance and successful commercialization of eTNS will lead to profitability;

■	the timing and results of the pivotal trial of our eTNS system as adjunctive treatment for DRE and the costs associated with such trial;

■	the timing and results of our ongoing Phase II clinical trial of our eTNS system for the treatment of MDD;

■	our ability to obtain third-party reimbursement for the costs of eTNS treatment;

■	the development, satisfactory completion and results of clinical trials of products in our TNS pipeline for various indications;

■	the design, specifications and features of our second generation eTNS device and our sTNS device;

■	the potential impact of our second generation eTNS device on market penetration;

■	our ability to establish and maintain strong relationships with KOLs;

■	our future plans regarding the manufacture of eTNS components for our clinical trials or on a commercial scale;

■	the ability of our current suppliers to meet the projected demand for our products and our future plans related to expanding suppliers;

■	the timing and cost to obtain approvals to commercialize our eTNS system internationally;

■	the extent to which future revenue will be generated internationally and the risks associated with foreign currency exchanges;

■	the effect of changes in healthcare laws domestically and internationally;

■	the sufficiency of our policies and standards relating to compliance with applicable healthcare laws domestically and internationally;

■	our ability to obtain broad intellectual property rights covering TNS, to protect our existing intellectual property, and to remain in compliance with, and receive rights under, our existing and future licensing agreements;

■	the extent that PMA approval will enhance our competitive position;

■	our ability to react to increased competition in the future as improved or new technologies emerge;

■	the outcome of our pending dispute with Dr. De Salles;

■	the extent of product failure rates and warranty costs;

■	the extent and effect of the costs of, and the timing of payments under, the UCLA licensing agreement on our costs;

■	the extent of our reliance on equity funding as a source of funds;

■	our ability to attract and retain skilled personnel for our product development and commercialization efforts;

■	our ability to effectively manage our growth;

■	whether and to what extent our expenses grow as a result of growth in additional personnel and increased product sales revenue;

■	statements regarding future revenue, expenses and operating results;

■	whether successful completion of this offering will raise sufficient capital to enable commercialization of our eTNS system; and

■	our expected use of proceeds from this offering.

You should refer to the section of this prospectus captioned “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the common stock that we are offering will be approximately $43.2 million, or approximately $50.2 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial price to public of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase or decrease in the assumed initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $3.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 0.5 million shares in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $6.5 million, assuming that the assumed initial price to public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We do not expect that a change in the initial price to public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We intend to use the net proceeds from this offering as follows:

■	under $10.0 million to fund the pivotal trial of our eTNS system as adjunctive treatment for DRE in support of FDA approval, which we expect to cover the entire cost of such trial;

■	approximately $7.0 million to build out our sales, marketing and medical affairs functions;

■	approximately $3.0 million to develop our wire-free second generation eTNS system;

■	approximately $6.0 million to advance clinical studies of our eTNS system for neuropsychiatric indications;

■	approximately $2.0 million to fund observational trials outside the United States and accumulate health economics and quality-of-life data to facilitate reimbursement;

■	approximately $6.1 million (including $4.8 million owed to related parties Mr. Cook and Dr. Chambi) to repay the aggregate principal amount and related interest on certain promissory notes, of which $2.4 million will be used to repay promissory notes that automatically become due upon the closing of this offering; and

■	the remainder for working capital and other general corporate purposes.

We may also use a portion of the net proceeds from this offering to acquire, license and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transactions.

As stated above, we will use a portion of the net proceeds from this offering to repay the aggregate principal amount and the related interest thereon for certain of our promissory notes due 2015. These promissory notes have a simple interest rate of 12% per year. The principal and related interest on these notes is due and payable in full on the earlier of (1) July 1, 2015 and (2) the closing of one or more equity financings that generates aggregate gross proceeds to us in excess of $25.0 million. We used the proceeds from the sale and issuance of these notes for general corporate purposes.

We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing activities, the pace of our international expansion plans and our investments or any acquisitions. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared nor paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying dividends on our common stock in the foreseeable future. In addition, instruments governing debt we may incur in the future may materially restrict our ability to pay dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The table below sets forth our capitalization, including total indebtedness (which includes the beneficial redemption feature and the accelerated repayment feature on certain promissory notes) as of June 30, 2014 as follows:

■	on an actual basis;

■	on a pro forma basis to reflect (1) $699,987 of proceeds from the issuance of a promissory note by us subsequent to June 30, 2014; (2) the assumed conversion on October 8, 2014 of the principal and accrued interest on a $2,000,000 principal amount convertible promissory note into 189,432 shares of common stock at a conversion price equal to 80% of the initial price to public, assuming an initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover of this prospectus; and (3) the issuance of 37,403 shares of common stock subsequent to June 30, 2014 upon the exercise of warrants at an exercise price of $6.96 per share and the receipt of the aggregate exercise price of $260,004 subsequent to June 30, 2014 with respect to such exercises; and

■	on a pro forma basis as adjusted to reflect (1) the pro forma adjustments set forth in the bullet above; (2) the issuance and sale by us of 3,571,429 shares of common stock in this offering at an assumed initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses; (3) the application of approximately $2,400,000 of the net proceeds of this offering as described in the section of this prospectus captioned “Use of Proceeds” for the repayment of $2,140,000 in aggregate principal amount of promissory notes and the related interest thereon that will automatically become due upon the closing of this offering; and (4) the filing of our amended and restated certificate of incorporation in Delaware.

You should read this table in conjunction with the sections of this prospectus captioned “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	AS OF JUNE 30, 2014
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)
	(unaudited)
Total indebtedness	$6,135,721	$4,769,455	$2,866,499
Contingently redeemable restricted common stock	2,858,209	2,858,209	2,858,209
Stockholders’ (deficit) equity:
Common stock and additional paid-in capital, $0.0001 par value, 30,000,000 shares authorized, 8,835,461 shares issued and outstanding, actual; 30,000,000 shares authorized, 9,062,296 shares issued and outstanding, pro forma; 125,000,000 shares authorized, 12,633,725 shares issued and outstanding, pro forma as adjusted	18,813,506	21,725,558	64,958,124
Accumulated deficit	(25,569,637)	(26,088,035)	(26,484,437)
Non-controlling interests	(149,684)	(149,684)	(149,684)

Total stockholders’ (deficit) equity	(6,905,815)	(4,512,161)	38,324,003

Total capitalization	$2,088,115	$3,115,503	$44,048,711

(1)	The number of shares of common stock issuable upon conversion of the outstanding principal and accrued interest on the convertible promissory note depends, in part, on the initial price to public and the date on which this offering is completed. As a result, the actual number of shares of common stock issued upon such conversion may differ from the number of shares set forth above. Assuming an initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover of this prospectus, if the holder so elects, the outstanding principal and accrued interest on the convertible promissory note, which converts at a conversion price equal to 80% of the initial price to public, or $11.20 per share, and assuming the completion of this offering on October 8, 2014, would convert into 189,432 shares of common stock. Each $1.00 increase in the assumed initial price to public of $14.00 per share would decrease the number of shares issuable upon such conversion by 12,629 shares. Each $1.00 decrease in the assumed initial public offering price of $14.00 per share would increase the number of shares issuable upon such conversion by 14,572 shares. If the holder does not elect to convert the convertible promissory note upon the completion of this offering, the holder would no longer have the right to convert the principal and interest thereon into shares of common stock and we would be required to repay such principal and accrued interest on the contractual maturity date of February 28, 2016.

(2)	Each $1.00 increase or decrease in the assumed initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $3,300,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 500,000 shares in the number of shares offered by us would increase or decrease each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $6,500,000, assuming that the assumed initial price to public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to public and other terms of this offering determined at pricing.

The share information in the table above excludes:

■	1,572,712 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2014, at a weighted-average exercise price of $6.19 per share;

■	2,067,600 shares of common stock reserved for future issuance under the 2014 Plan;

■	78,432 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2014, at a weighted-average exercise price of $20.94 per share; and

■	8,280 shares of common stock issuable upon the exercise of warrants that were issued after June 30, 2014, at an exercise price of $21.14 per share.

To the extent that new options are issued under the 2014 Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

DILUTION

If you invest in our common stock in this offering, your interest will immediately be diluted to the extent of the difference between the initial price to public per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock upon the completion of this offering.

Our historical net tangible book (deficit) value per share is determined by dividing our total tangible assets less our total liabilities and contingently redeemable restricted common stock by the number of shares of our common stock outstanding. Our net tangible book (deficit) value as of June 30, 2014 was $(6,905,815), or $(0.78) per share of common stock.

Our pro forma net tangible book (deficit) value as of June 30, 2014 was $(4,512,161), or $(0.50) per share of common stock. Pro forma net tangible book (deficit) value per share represents the amount of our total tangible assets less our total liabilities and contingently redeemable restricted common stock, divided by the pro forma number of shares of our common stock outstanding on June 30, 2014, after giving effect to (1) $699,987 of proceeds from the issuance of a promissory note by us subsequent to June 30, 2014, (2) the assumed conversion of the $2,000,000 principal amount and accrued interest on a convertible promissory note on October 8, 2014 into 189,432 shares of common stock at a conversion price equal to 80% of the initial price to public, assuming an initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover of this prospectus, and (3) the issuance of 37,403 shares of common stock subsequent to June 30, 2014 upon the exercise of warrants at an exercise price of $6.96 per share and the receipt of the aggregate exercise price of $260,004 subsequent to June 30, 2014 with respect to such exercises.

After giving effect to the receipt of net proceeds from sale of shares of common stock in this offering at an assumed initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and our intended use of approximately $2,400,000 of the net proceeds from this offering to repay certain promissory notes due 2015 described in the section of the prospectus captioned “Use of Proceeds,” our pro forma as adjusted net tangible book value as of June 30, 2014 would have been approximately $38,324,000, or $3.03 per share. This represents an immediate increase in net tangible book value of $3.53 per share to our existing stockholders and an immediate dilution of $10.97 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution:

Assumed initial price to public per share		$14.00
Historical net tangible book (deficit) value per share as of June 30, 2014	$(0.78)
Increase in net tangible book (deficit) value per share attributable to pro forma adjustments described above	$0.28

Pro forma net tangible book (deficit) value as of June 30, 2014	$(0.50)
Increase in pro forma net tangible book (deficit) value per share attributable to this offering	$3.53

Pro forma as adjusted net tangible book value per share immediately after this offering		$3.03

Dilution in net tangible book value per share to investors participating in this offering		$10.97

Each $1.00 increase or decrease in the assumed initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value by approximately $3,300,000, or approximately $0.26 per share, and increase or decrease the dilution per share to investors in this offering by approximately $0.26 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase of 500,000 shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by approximately $6,500,000, or $0.38 per share, and the dilution per share to investors in this offering would be $10.59 per share, assuming that the assumed initial price to public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, a decrease of 500,000 shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value by approximately $6,500,000, or $(0.41) per share, and the dilution per share to investors in this offering would be $11.38 per share, assuming that the assumed initial price to public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to public and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be approximately $3.44 per share, and the dilution in net tangible book value per share to investors in this offering would be approximately $10.56 per share. In addition, new investors will experience further dilution to the extent any outstanding options to purchase common stock are exercised.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2014, the differences between the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed initial price to public of $14.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	9,062,296	72%	$8,407,951	14%	$0.93
New investors	3,571,429	28	50,000,006	86	14.00

Total	12,633,725	100%	$58,407,957	100%

Each $1.00 increase or decrease in the assumed initial price to public of $14.00 per share would increase or decrease total consideration paid by new investors by approximately $3,570,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase or decrease of 500,000 shares in the number of shares offered by us would increase or decrease total consideration paid by new investors by $7,000,000, assuming that the assumed initial price to public remains the same.

The share information in the table above excludes:

■	1,572,712 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2014, at a weighted-average exercise price of $6.19 per share;

■	2,067,600 shares of common stock reserved for future issuance under the 2014 Plan;

■	78,432 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2014, at a weighted-average exercise price of $20.94 per share; and

■	8,280 shares of common stock issuable upon the exercise of warrants that were issued after June 30, 2014, at an exercise price of $21.14 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statements of operations data for 2012 and 2013, as well as the consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for 2011 from our audited consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for the six months ended June 30, 2013 and 2014, as well as the consolidated balance sheet data as of June 30, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results for any future period and our results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014. You should read the following selected consolidated financial data in conjunction with the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2011	2012	2013	2013	2014
Consolidated Statement of Operations Data:				(unaudited)
Product revenue, net	$—	$—	$35,832	$8,091	$23,923
Cost of goods sold	—	—	47,945	2,700	12,108

Gross profit (loss)	—	—	(12,113)	5,391	11,815
Operating expenses:
Research and development (1)	1,099,993	2,799,657	3,576,382	1,674,690	1,088,022
Selling, general and administrative (1)	2,362,161	2,916,427	2,618,449	1,042,637	5,809,858

Total operating expenses	3,462,154	5,716,084	6,194,831	2,717,327	6,897,880

Loss from operations	(3,462,154)	(5,716,084)	(6,206,944)	(2,711,936)	(6,886,065)
Other income (expense):
Grant income	35,890	513,905	539,966	251,130	213,531
Interest expense including related party	(1,478,912)	(839)	(153,293)	(6,866)	(654,900)
Re-measurement of accelerated repayment feature	—	—	(5,600)	—	80,000
Re-measurement of beneficial redemption feature	—	—	—	—	(14,100)
Other expense including related party	—	—	—	—	(265,306)

Total other income (expense), net	(1,443,022)	513,066	381,073	244,264	(640,775)

Loss before income taxes	(4,905,176)	(5,203,018)	(5,825,871)	(2,467,672)	(7,526,840)
Provision for income taxes	(800)	(800)	(1,600)	(1,600)	(1,600)

Net loss	(4,905,976)	(5,203,818)	(5,827,471)	(2,469,272)	(7,528,440)
Less: net loss, non-controlling interests	52,463	30,838	39,196	13,869	28,724

Net loss attributable to NeuroSigma	$(4,853,513)	$(5,172,980)	$(5,788,275)	$(2,455,403)	$(7,499,716)

Net loss per share attributable to NeuroSigma—basic and diluted	$(0.77)	$(0.70)	$(0.83)	$(0.34)	$(1.12)

Shares used in calculating basic and diluted net loss per share attributable to NeuroSigma	6,310,712	7,364,236	6,961,168	7,238,116	6,725,856

	AS OF DECEMBER 31,		AS OF JUNE 30,
	2012	2013	2014
			(unaudited)
Consolidated Balance Sheet Data:
Cash	$830,056	$1,408,688	$1,558,944
Working capital (deficit)	696,108	(265,905)	317,816
Total assets	1,181,551	2,998,284	4,118,595
Total liabilities	432,675	4,893,927	8,166,201
Contingently redeemable restricted common stock	—	—	2,858,209
Accumulated deficit	(12,281,646)	(18,069,921)	(25,569,637)
Total stockholders’ (deficit) equity	748,876	(1,895,643)	(6,905,815)

(1)	The following table presents stock-based compensation, including expense related to common stock issued to non-employees, in each expense category:

	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2011	2012	2013	2013	2014
				(unaudited)
Research and development	$787,189	$1,923,242	$2,424,858	$1,029,466	$556,937
Selling, general and administrative	1,102,366	1,213,934	167,047	51,298	3,884,119

Total stock-based compensation expense	$1,889,555	$3,137,176	$2,591,905	$1,080,764	$4,441,056

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that are subject to risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with such statements. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section of this prospectus captioned “Risk Factors.”

Overview

We are a life sciences company focused on developing bioelectronic products to treat patients suffering from major neurological and neuropsychiatric disorders such as epilepsy and depression. Our non-invasive eTNS system employs trigeminal nerve stimulation, or TNS, as adjunctive therapy for drug-resistant epilepsy and major depressive disorder. Adjunctive therapies, including adjunctive medications, are used in combination with one or more other therapies and are commonly used by patients who do not respond to first-line treatment with the desired stabilization or improvement of their condition. eTNS is a novel medical treatment that delivers low-intensity electrical current through a single-use patch to stimulate branches of the trigeminal nerve near the surface of the forehead, thereby non-invasively modulating activity in targeted brain regions.

We were formed in March 2008 to pursue neurostimulation therapies. Key milestones in our history include the following:

■	In July 2010, we obtained an exclusive, worldwide license to patented and patent-pending technologies relating to transcutaneous and subcutaneous bilateral neurostimulation for the treatment of neuropsychiatric and neurological disorders from the University of California, Los Angeles, or UCLA.

■	In August 2012, we received CE Mark approval in the European Union, or the EU, to market our eTNS system as adjunctive treatment for epilepsy and major depressive disorder, or MDD, for adults and children nine years and older.

■	In January 2013, the results of the Phase II clinical trial of our eTNS system as adjunctive treatment for DRE were published in the online issue of Neurology, the medical journal of the American Academy of Neurology.

■	In April 2013, we received a medical device license from Health Canada, which allows us to market our eTNS system for the treatment of drug-resistant epilepsy, or DRE, and MDD for adults and children nine years and older.

■	In June 2013, we commenced commercialization of our eTNS system in the EU and Canada.

■	In December 2013, the U.S. Food and Drug Administration, or the FDA, unconditionally approved our Investigational Device Exemption, or IDE, application, allowing us to commence a pivotal trial of our eTNS system as adjunctive treatment for DRE.

■	In March 2014, we received approval to include our eTNS system in the Australian Register of Therapeutic Goods, which allows us to market our eTNS system as adjunctive treatment for DRE for adults and children nine years and older in Australia.

Prior to 2013, we were a development stage company primarily focused on research and development. We have funded our operations primarily through the sale and issuance of common stock and promissory notes, and from grants received from the National Institutes of Health, or the NIH, pursuant to the Small Business Technology Transfer Program.

In June 2013, we commenced commercialization of our eTNS system in the EU and Canada and began generating minimal product revenue. We generate revenue from the sale of our eTNS system as well as from recurring sales of our proprietary, single-use patches. Currently, the list price of a four-week supply of patches is comparable to that of a four-week supply of branded adjunctive anti-epileptic drugs, or AEDs. Through the date of this prospectus, substantially all patients and customers have paid for our eTNS system and patches at the time of sale because the cost of eTNS treatment is not eligible for reimbursement in any of the jurisdictions in which we have received regulatory approval.

Initially, we plan to focus our commercialization efforts on DRE. The large patient population with DRE is treated by a relatively small number of specialist physicians, and we believe we can address a significant portion of this patient population with a targeted sales and marketing infrastructure. During the second half of 2014, we plan to commence the establishment of our medical affairs function in the EU, Canada and Australia to target epilepsy specialists and neurologists in each territory. One of the primary responsibilities of our medical affairs function will be to oversee observational trials at major epilepsy centers in those territories to generate “in-territory” data in support of our activities to secure reimbursement. Subsequent to establishing our medical affairs function we will commence development of a direct sales force in the EU, Canada and Australia. In 2015 and beyond, we intend to target psychiatrists and the primary care physicians who focus on neurological and neuropsychiatric disorders. In select territories, we may use third parties to distribute our eTNS system through co-promotion and various other third-party arrangements. In advance of our full commercial launch, we are raising awareness, trial and usage of our eTNS system through educating and training key opinion leaders, or KOLs, and clinicians at academic medical centers in the EU, Canada and Australia. We are also seeking approval from third-party payers for reimbursement of the cost of eTNS treatment in key markets where our system has received regulatory approval, which we believe will remove barriers to adoption and thus drive greater sales volume.

A key element of our growth strategy is obtaining FDA approval to market our eTNS system as adjunctive treatment for DRE in the United States. In late 2014, we plan to initiate a large-scale pivotal trial of our eTNS system as adjunctive treatment for DRE to generate data to support a premarket approval, or PMA, application to the FDA, with projected submission in the second half of 2016, with an expected decision from the FDA on our PMA application in the second half of 2017. We are also conducting a Phase II study of our eTNS system as adjunctive treatment for MDD, which we expect to complete in the second half of 2014. If this Phase II trial is successful, we anticipate commencing enrollment for a Phase IIb trial to verify our findings in a larger patient population. Successful results from the Phase IIb trial would then be used to seek an IDE for another large-scale pivotal trial and, if the FDA approves the IDE, promptly initiate such trial. If such pivotal trial generates positive results demonstrating the safety and efficacy of our eTNS system for the treatment of MDD, we intend to submit a PMA application for the MDD indication. We have contracted, and plan to continue to contract, with clinical investigators and clinical trial sites to conduct our clinical trials. To date, our clinical trials have been conducted at UCLA and the University of Southern California, or USC. We have selected a clinical research organization to assist with execution of the planned large-scale pivotal trial relating to DRE.

Our collaborative approach with academic institutions allowed us to develop our eTNS system for less than $10 million, which includes cash expenditures paid to such institutions relating to licensing and patent and clinical development costs but does not include potential future milestone payments that are contingent upon achieving specified regulatory criteria. In addition, we have leveraged grants to supplement our research and development investments. For example, in January 2013, the NIH awarded us a grant that provides up to $3.6 million in milestone-based funding to accelerate the development of our subcutaneous trigeminal nerve stimulation system, or sTNS system. We began using the initial amounts available, $618,603, under the grant in February 2013, and through June 30, 2014, we had utilized $152,814. We expect to utilize the remaining $3.0 million in milestone-based funding as we perform the underlying research and development activities through January 2018. To the extent we successfully complete this offering, the amount utilized in any year through 2018 is not expected to be a significant source of cash flows for any such year. The amounts that can be used under this milestone-based funding are subject to the availability of funds by the NIH in future periods and satisfactory research and development progress. Required remaining milestones include fabricating and testing prototypes and conducting pre-clinical animal studies and human clinical trials. We also expect to dedicate future grant income we may be awarded to pursue additional indications for eTNS, including attention deficit hyperactivity disorder, and post-traumatic stress disorder. Further, we are in the initial stages of developing a second generation of our eTNS system, which is designed with a small form factor and a wire-free pulse generator that is directly affixed to the single-use patch, thus eliminating the need for lead wires and increasing the ease-of-use. We plan to continue these development activities in a capital-efficient manner.

Historically, we have utilized a flexible and efficient cost structure by collaborating with academic institutions and using consultant and other third-party service providers to advance our research and development activities. As we execute our strategic plan, we will allocate an increasing amount of resources to build our domestic and international operations infrastructure. Following the completion of this offering, we intend to hire as many additional employees as necessary to meet the needs of various company initiatives, including sales and marketing, research and development, regulatory affairs, operations and general, administrative and business development activities, and we anticipate that this will require a significant increase in our head count.

Given the low volume of production to date, we have contracted with single sources to manufacture the components of our eTNS system, although we do not currently have long-term contracts with these suppliers. We test and package our eTNS systems at, and ship them from, our Los Angeles facility. We expect to continue such approach through at least 2014, although over the longer term we plan to expand our network of suppliers and production capacity with a view towards improving our margins through economies of scale and mitigating risks associated with single-source suppliers. In order to mitigate any adverse impacts from a disruption of supply, we attempt to maintain an adequate supply of purchased inventory components.

We have a limited operating history and have experienced net losses in each year since our inception. As of June 30, 2014, we had an accumulated deficit of approximately $25.6 million, which is inclusive of our stock-based compensation and non-employee common stock expenses of $12.6 million. Our ongoing and future efforts to develop, seek regulatory approvals for, commercialize and seek third-party reimbursement for our products will require increased spending for a variety of activities, including clinical trials, pre- and post-market clinical studies and patent prosecution. In addition, we also need to develop sales, marketing and administrative infrastructures. As a result, we expect to incur increasing operating losses for the foreseeable future.

Key Components of Our Results of Operations

Product Revenue, Net

We received regulatory approval to market our eTNS system in the EU, Canada and Australia and commenced sales in the EU in June 2013. We generate our product revenue in the EU through the sale of our eTNS system as well as from recurring sales of our proprietary single-use patches to KOLs and to patients with a prescription. We recognize product revenue when (1) persuasive evidence of an arrangement exists, (2) the product is shipped and title and risk of loss have passed, (3) the price to the buyer is fixed or determinable and (4) collectability is reasonably assured. We do not offer a right of return other than for warranty claims. Product revenue is recognized net of discounts, which are provided at the time of sale. Although we have only granted very limited discounts at the time of sale to date, going forward we may grant other sales allowances, such as volume-based rebates. In the future, we expect to sell to medical institutions and governmental agencies and will provide these customers with customary credit terms.

The current list price of our eTNS system, which includes a one-month supply of single-use patches, is €800. Our single-use patches are currently priced such that the cost of a month’s supply is comparable to that of a month’s supply of branded adjunctive AEDs. The cost of eTNS treatment is not currently eligible for reimbursement in any of the jurisdictions in which we have received regulatory approval to market our eTNS system, and many of our customers to date have paid for our eTNS system and our patches at the time of sale.

In the near term, the prices of our products will continue to be denominated in a currency other than the U.S. dollar. Therefore, we have foreign currency risks related to our revenue denominated in currencies other than the U.S. dollar. Because we expect our product revenue in the EU, Canada and Australia to grow as a result of our commercialization efforts, our results of operations and cash flows will become increasingly subject to fluctuations due to changes in foreign currency exchange rates, particularly with respect to the U.S. dollar versus the euro and the British pound. Further, our revenue may fluctuate, to some degree, from period to period due to changes in foreign currency rates compared to the U.S. dollar.

Cost of Goods Sold

Cost of goods sold primarily consists of the cost of our purchased component parts, shipping and handling costs, royalty obligations and inventory impairment charges, if any.

We warrant our products to be free from defects in material and workmanship under normal use and service for a period of two years from the date of sale. Under the terms of the warranty, we have the discretion to repair or replace the product that is considered defective. A provision for estimated future costs related to warranty is recorded when products are shipped and revenue recognized. Our estimate of future costs to satisfy warranty obligations is primarily based on estimates of future defects in material and workmanship as well as estimates of replacement costs. If future actual failure rates or future actual costs differ from our estimates, we will record the impact in subsequent periods. Although our estimates of failure rates and warranty costs have been insignificant through June 30, 2014, cost of goods sold will be impacted by potential changes in those estimates.

Direct labor and related overhead such as warehousing costs have not been significant through June 30, 2014. As we anticipate our product revenue to increase, we expect to incur greater direct labor costs and overhead costs such as increased warehousing costs, which will be included in cost of goods sold. Cost of goods sold will also be impacted by the provisions of our license agreement with UCLA, which includes certain payments upon the achievement of regulatory milestones. For additional information about our agreement with UCLA, see the section of this prospectus captioned “Business—Intellectual Property.”

Research and Development Expenses

Our research and development expenses primarily consist of product development costs, engineering expenses, clinical trial expenses, including supplies and devices used in such trials, regulatory fees and expenses and materials costs. Research and development expenses also include personnel-related expenses for employees and consultants engaged in the development of our products, including stock-based compensation and consulting fees. We expense research and development costs as they are incurred. We expect research and development expenses to grow significantly as we use the proceeds from this offering to fund clinical trials of our eTNS system for DRE and for other targeted indications, as well as development of the second generation of our eTNS system and the development of our sTNS system.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily consist of compensation for executive, finance, market development and administrative personnel, including stock-based compensation, as well as costs of patent prosecution and legal services related to our efforts to obtain and maintain broad protection for our intellectual property. Other significant expenses include costs associated with attending medical conferences, professional fees for legal and accounting services, consulting fees and travel expenses. We expect selling, general and administrative expenses to grow significantly as we hire additional executive, finance, selling, market development and administrative personnel.

Grant Income

We have applied for and have been awarded NIH grants, which have financed a portion of our research and development costs. Grant income consists of NIH grants for the development of eTNS, sTNS and other programs. We receive grant income as reimbursement for expenses that have been previously incurred for research and development activities. Under the terms of the grants, we are obligated to comply with certain stipulations and regulations including, but not limited to, research and development protocols. Grant funds must be applied toward the research and development programs specified by the NIH, rather than for all of our programs generally. We have applied, and in the future, we expect to continue to apply for NIH and other U.S. agency grants, but our receipt of any such future grants will be subject to their availability and the discretion of that U.S. agency.

Interest Expense

Interest expense relates to the debt instruments we have issued, which have been used as a significant source of financing since our inception. For 2011, in addition to the stated interest cost on the borrowings outstanding, interest expense also included the fair value of common stock warrants issued to the lenders as well as interest expense relating to a conversion discount provided to holders of our convertible promissory notes that were outstanding and converted to common stock in 2011. In 2013 and for the six months ended June 30, 2014, interest expense consisted of the interest cost associated with the stated interest rate on the promissory notes and the amortization of the discount associated with allocating a portion of the proceeds from the promissory note issuances to the common stock warrants and to the accelerated repayment feature and beneficial redemption feature included within certain promissory notes.

Results of Operations

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Product Revenue, Net, Cost of Goods Sold and Gross Profit

Product revenue, net was $23,923 for the six months ended June 30, 2014, compared to $8,091 for the six months ended June 30, 2013. Cost of goods sold was $12,108 for the six months ended June 30, 2014 compared to $2,700 for the six months ended June 30, 2013. Each of these increases was due to the commencement of commercial product sales in the EU in June 2013.

Given that we commenced commercial sales in June 2013, we believe that the gross profit for the six months ended June 30, 2014 does not reflect our gross profit expected in future periods. In the near term, we may experience cost of goods sold in excess of our product revenue due to investments we plan to make in our operations, including hiring additional direct labor and increased overhead costs primarily related to additional warehousing costs. Over the long term, we expect our gross profit to improve as product revenue grows and we make improvements to our operational cost structure.

Operating Expenses

	SIX MONTHS ENDED JUNE 30,		INCREASE (DECREASE)	% INCREASE (DECREASE)
	2013	2014
	(unaudited)
Operating expenses:
Research and development (1)	$1,674,690	$1,088,022	$(586,668)	(35.0)%
Selling, general and administrative (1)	1,042,637	5,809,858	4,767,221	457.2

Total operating expenses	$2,717,327	$6,897,880	$4,180,553	153.8%

(1)	The following table presents stock-based compensation included in each expense category:

	SIX MONTHS ENDED JUNE 30,		INCREASE (DECREASE)	% INCREASE (DECREASE)

	2013	2014
	(unaudited)
Research and development	$1,029,466	$556,937	$(472,529)	(45.9)%
Selling, general and administrative	51,298	3,884,119	3,832,821	7,471.7

Total stock-based compensation expense	$1,080,764	$4,441,056	$3,360,292	310.9%

Research and Development. The decrease in research and development expense for the six months ended June 30, 2014 as compared to the same period in 2013 was primarily due to a decrease in the number of non-employee stock options that vested during the period. These non-employee stock options had vested by December 31, 2013 and therefore, there was no related expense during the six months ended June 30, 2014, primarily contributing to a $472,529 decrease in stock-based compensation expense attributable to outstanding stock options. The remaining decrease was primarily driven by reduced clinical trial and product development activity associated with our eTNS technology.

Selling, General and Administrative. The increase in selling, general and administrative expense for the six months ended June 30, 2014 as compared to the same period in 2013 was primarily due to (1) $3,832,821 increase in stock-based compensation, primarily due to restricted shares of common stock issued to several key employees and directors in February and March of 2014, (2) $307,189 increase in accounting and auditing fees and (3) $668,779 increase in compensation related costs primarily due to the hiring of several key employees during the six months ended June 30, 2014. The aforementioned increases were partially offset by decreases in travel expenses.

Grant Income

Grant income was $213,531 for the six months ended June 30, 2014, compared to $251,130 for the six months ended June 30, 2013. The $37,599 decrease in grant income recognized resulted from a decline in reimbursable research and development activities performed under the related grants.

Interest Expense

Interest expense was $654,900 for the six months ended June 30, 2014, compared to $6,866 for the six months ended June 30, 2013. The $648,034 increase was primarily attributable to the increase in notes payable from June 30, 2013 to June 30, 2014. For the six months ended June 30, 2014, interest expense consisted primarily of $318,704 in stated interest expense on notes payables which ranged from 10% to 12% per year and $335,423 related to the amortization of the discounts associated with allocating a portion of the proceeds from certain promissory note issuances to the common stock warrants, the accelerated repayment feature and the beneficial redemption feature included within certain promissory notes (see Note 5, Borrowings, of our consolidated financial statements included elsewhere in this prospectus).

2013 Compared to 2012

Product Revenue, Net, Cost of Goods Sold and Gross Loss

Product revenue, net was $35,832 for 2013, compared to $0 for 2012. Cost of goods sold was $47,945 for 2013, compared to $0 for 2012. Each of these increases was due to the commencement of commercial product sales in the EU in June 2013. Cost of goods sold for 2013 included a $21,418 impairment charge related to inventory components that are expected to expire prior to being used in saleable products.

Given that we commenced commercial sales in June 2013 and due to the inventory component impairment charge of $21,418, we believe that the gross loss for 2013 does not reflect our gross profit expected in future periods. In the near term, we may continue to experience cost of goods sold in excess of our product revenue due to investments we plan to make in our operations, including hiring additional direct labor and increased overhead costs primarily related to additional warehousing costs. Over the long term, we expect our gross profit to improve as product revenue grows and we make improvements to our operational cost structure.

Operating Expenses

	YEAR ENDED DECEMBER 31,		INCREASE (DECREASE)	% INCREASE (DECREASE)
	2012	2013
Operating expenses:
Research and development (1)	$2,799,657	$3,576,382	$776,725	27.7%
Selling, general and administrative (1)	2,916,427	2,618,449	(297,978)	(10.2)

Total operating expenses	$5,716,084	$6,194,831	$478,747	8.4%

(1)	The following table presents stock-based compensation, including expense relating to common stock issued to non-employees, included in each expense category:

	YEAR ENDED DECEMBER 31,		INCREASE (DECREASE)	% INCREASE (DECREASE)
	2012	2013
Research and development	$1,923,242	$2,424,858	$501,616	26.1%
Selling, general and administrative	1,213,934	167,047	(1,046,887)	(86.2)

Total stock-based compensation expense	$3,137,176	$2,591,905	$(545,271)	(17.4)%

Research and Development. The increase in research and development expense for 2013 as compared to 2012 was primarily due to (1) an increase in the fair value of our common stock and an increase in the number of stock options that vested during the period, resulting in a $501,616 increase in stock-based compensation expense and (2) an increase in clinical trial activities primarily related to our eTNS technology.

Selling, General and Administrative. The decrease in selling, general and administrative expense for 2013 as compared to 2012 was primarily driven by a $1,046,887 decrease in expenses related to common stock issued to a non-employee that for accounting purposes was deemed to have fully vested in 2012 and, therefore, there was no related expense during 2013. The decrease in stock-based compensation expense was partially offset by increases in professional fees, rent expense for our expanded office facility and travel expenses.

Grant Income

Grant income was $539,966 for 2013, compared to $513,905 for 2012. The amount of grant income recognized during 2013 was comparable to the amount of grant income recognized during 2012 because reimbursable research and development activities underlying the grants were comparable between the two years.

Interest Expense

Interest expense was $153,293 for 2013 compared to $839 for 2012. In 2013, we issued promissory notes with an aggregate principal amount of $3,369,007 to related parties and other investors. In connection with the 2013 promissory note issuances, we also issued the noteholders warrants to purchase shares of our common stock. The 2013 interest expense was due to the stated interest rate on the promissory notes and the amortization of the discount associated with allocating a portion of the proceeds from the 2013 promissory note issuances to the common stock warrants and to the accelerated repayment feature included within certain promissory notes (see Note 5, Borrowings, of our consolidated financial statements included elsewhere in this prospectus).

Liquidity and Capital Resources

Since our inception, we have incurred net losses and negative cash flows from our operations. We incurred net losses of $5,827,471 and $7,528,440, and used $2,563,463 and $2,076,858 of cash in our operating activities for 2013 and the six months ended June 30, 2014, respectively. At June 30, 2014, we had an accumulated deficit of $25,569,637.

Historically, we have funded our operations primarily through the sale and issuance of common stock and promissory notes, and grants received from the NIH pursuant to the Small Business Technology Transfer Program. From inception through June 30, 2014, these private placements have generated approximately $12,849,000, and we have received $1,149,649 under NIH grants. As of June 30, 2014, our principal source of liquidity was cash totaling $1,558,944. Our cash accounts are located in checking and savings accounts at two separate FDIC-insured financial institutions.

We expect to continue to incur substantial and increasing losses for the foreseeable future. We also expect our cash expenditures to increase in the near term as we fund the pivotal trial of our eTNS system as adjunctive treatment for DRE and build our domestic and international operations infrastructure. Additionally, as a public company, we will incur significant audit, legal and other expenses that we do not incur as a private company. We believe that our existing cash on hand, together with the net proceeds from this offering, will be sufficient to fund our operations for at least the next 12 months. We anticipate making capital expenditures in 2014 of approximately $400,000 to $600,000, primarily related to (1) enterprise resource planning implementation, (2) computer hardware and (3) networking equipment and leasehold improvements.

In order to meet our future liquidity needs, we are reliant upon additional financing (either through this offering or otherwise) for our operations and growth. Additional financing may not be available on a timely basis or on terms acceptable to us. Historically, our majority stockholder has been a significant source of funding. Certain significant stockholders have provided support letters to our independent registered public accountants indicating that they have the ability and the intent to provide additional funding to meet our liquidity needs through at least December 31, 2014; however, there is no guarantee that these stockholders will fund us to the point where our operations will generate positive cash flows on a consistent basis. If adequate funds are not available from our significant stockholders or other sources of financing, we may have to delay development of new products or reduce other operating expenses. Any of these factors could harm our business and financial condition, results of operations, and cash flows.

The following table shows a summary of our cash flows for 2012 and 2013 and for the six months ended June 30, 2013 and 2014:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2012	2013	2013	2014
			(unaudited)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$(2,133,827)	$(2,563,463)	$(1,138,479)	$(2,076,858)
Net cash provided by (used in) investing activities	(28,818)	(35,007)	(35,950)	(12,973)
Net cash provided by (used in) financing activities	2,125,738	3,177,102	919,500	2,240,087

Net increase (decrease) in cash	$(36,907)	$578,632	$(254,929)	$150,256

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2014 consisted primarily of net loss of $7,528,440 offset by non-cash expenses for stock-based compensation of $4,441,056, amortization of note discounts of $335,423 and fair value of warrants issued of $265,306. The significant items effecting the change in operating assets and liabilities included an increase in interest payable of $318,704, an increase in accounts payable of $95,681 and a $136,398 increase in accrued compensation. The increase in interest payable was primarily due to promissory note issuances and the increase in accrued compensation was primarily due to the hiring of several key employees during the six months ended June 30, 2014. The increase in accounts payable was primarily due to the timing of payments.

Net cash used in operating activities for the six months ended June 30, 2013 consisted primarily of net loss of $2,469,272 offset by non-cash expenses for stock-based compensation of $1,080,764. The significant items in the change in operating assets and liabilities included an increase in grants receivable of $125,466 offset by an increase in accounts payable of $330,566. The increase in grants receivable was primarily due to the timing of collection of payments for the NIH grants and the increase in accounts payable was primarily due to the timing of payments.

Net cash used in operating activities for 2013 consisted primarily of net loss of $5,827,471 offset by non-cash expenses for stock-based compensation of $2,591,905. The significant items in the change in operating assets and liabilities included an increase in accounts payable of $392,932, and a decrease in inventory of $58,097. The increase in accounts payable was primarily due to an increase in professional fees payable, including legal and accounting fees, as of December 31, 2013. The decrease in inventory was primarily due to usage of inventory to support commercial sales in the EU, which commenced in 2013, and inventory provided for clinical trials and product evaluations.

Net cash used in operating activities for 2012 consisted primarily of net loss of $5,203,818 offset by non-cash expenses for stock-based compensation and re-measurement of common stock issued to non-employees of $3,137,176. The significant items in the change in operating assets and liabilities included an increase in accounts payable of $167,809, an increase in inventory of $139,696, and an increase in grant receivable of $89,774. The increase in accounts payable was primarily due to the timing of payments. The increase in inventory was primarily due to purchases of inventory in anticipation of commercial sales in the EU commencing in 2013. The increase in grant receivable was primarily due to the performance of our obligations under two NIH grants during 2012 as compared to a single grant in 2011, as well as the timing of grant collections.

Investing Activities

Net cash used in investing activities for 2013 and 2012 and the six months ended June 30, 2014 and 2013 consisted of purchases of property and equipment. Net cash used in investing activities for 2012 also reflected the payment of a security deposit for our additional office space.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2014 primarily related to proceeds from the issuances of promissory notes, the related accelerated repayment and beneficial redemption features and common stock warrants totaling $3,200,000 and exercises of common stock warrants totaling $475,001, partially offset by payments for initial public offering costs totaling $1,434,915. Net cash provided by financing activities for the six months ended June 30, 2013 related primarily to proceeds from issuance of promissory notes totaling $900,000.

Net cash provided by financing activities for 2013 primarily related to proceeds from the issuances of promissory notes, the related accelerated repayment features and common stock warrants totaling $3,340,000.

Net cash provided by financing activities for 2012 was primarily related to proceeds from issuances of common stock totaling $2,128,259.

Off-Balance Sheet Arrangements

As of June 30, 2014, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Contractual Obligations and Commitments

The following table summarizes our long-term contractual cash obligations as of December 31, 2013:

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Debt, including interest (1)	$4,040,140	$—	$4,040,140	$—	$—
Operating lease obligations	493,354	159,762	333,592	—	—
Purchase obligations (2)	44,164	44,164	—	—	—

Total	$4,577,658	$203,926	$4,373,732	$—	$—

(1)	Represents the principal and accrued interest payable on our outstanding promissory notes based on the contractual repayment date of July 1, 2015. Certain of the promissory notes include an accelerated repayment feature whereby the principal and accrued interest would become due and payable upon the closing of one or more equity financings that generates aggregate gross proceeds to us in excess of $25.0 million.
(2)	Purchase obligations relate to research and development commitments (including those related to clinical trials) and open purchase orders for the acquisition of inventory.

In addition to amounts in the table above, we are contractually obligated to pay additional amounts, which in the aggregate would be material, upon our achievement of various development and regulatory milestones for license agreements we have entered into with the third parties. Such milestone events relate to enrolling the first subject in a company-sponsored clinical trial, regulatory approval to market product candidates, and receipt of a reimbursement code from the Centers for Medicare & Medicaid Services. These payments are contingent upon the occurrence of various future events, all of which have some level of uncertainty of occurring. These contingent payments have not been included in the table above. As of December 31, 2013, under our license arrangements, we may be required to make milestone payments aggregating $530,000 (including $165,000 for each TNS product candidate) if the applicable milestone events relating to product candidates we are pursuing are achieved. To date, we have not been obligated to make any milestone payments required by the license arrangements. During 2014, we expect to enroll the first patient in a company-sponsored clinical trial, which would require us to pay a milestone payment of $15,000. We do not expect to be required to make any further milestone payments prior to December 31, 2014.

Subsequent to December 31, 2013, through the date of this prospectus, we issued promissory notes with an aggregate principal amount of approximately $3,900,000, consisting, in part, of a $2,000,000 principal amount convertible promissory note that accrues interest at 10% per year, with the principal and accrued interest due and payable on February 28, 2016. The convertible promissory note includes a provision that allows the noteholder to convert the principal and accrued interest into shares of common stock upon the closing of the next equity financing in which we receive aggregate gross proceeds of not less than $50.0 million, which principal and accrued interest is convertible into shares of common stock at a conversion price equal to 80% of the price of common stock sold in such financing. The remaining approximately $1,900,000 in aggregate principal amount of promissory notes accrue interest at 12% per year, with $1,200,000 of the principal and interest due and payable in full upon the earlier of (1) July 1, 2015 and (2) the closing of one or more equity financings that generate aggregate gross proceeds to us in excess of $25.0 million and the remaining approximately $700,000 of the principal due on July 1, 2015. The approximately $3,900,000 in aggregate principal amount of promissory notes issued subsequent to December 31, 2013 are not included in the table above.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, equity prices and other market changes. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

Due to the fixed interest rate of our borrowings, we do not currently have any exposure to changes in our interest expense as a result of changes in interest rates.

Foreign Currency Exchange Risk

In the near term, the prices of our products will continue to be denominated in a currency other than the U.S. dollar. As we expect our product revenue in the EU, Canada and Australia to grow, our results of operations and cash flows will become increasingly subject to fluctuations due to changes in foreign currency exchange rates, particularly with respect to the U.S. dollar versus the euro and the British pound. To date, we have not had foreign denominated cash, receivables and payables but believe that we will have foreign denominated accounts receivable in the near future. To date, we have not entered into any material foreign currency hedging contracts.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. Actual results could differ materially from those estimates. We consider many factors in selecting appropriate financial accounting policies and in developing the estimates and assumptions that are used in the preparation of our consolidated financial statements. We must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and we must select an amount that falls within that range of reasonable estimates. This process may result in actual results differing materially from those estimated amounts used in the preparation of our consolidated financial statements.

While our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following critical policies are most important to understanding and evaluating our reported financial results.

Revenue Recognition

We recognize product revenue when (1) persuasive evidence of an arrangement exists, (2) the product is shipped and title and risk of loss have passed, (3) the price to the buyer is fixed or determinable and (4) collectability is reasonably assured. We do not offer a right of return other than for warranty claims. Product revenue is recognized net of any discounts offered at the time of sale.

Warranty Provisions

We warrant our products to be free from defects in materials and workmanship under normal use and service for a period of two years from the date of sale. Under the terms of the warranty, we have the discretion to repair or replace the product that is considered defective. A provision for estimated future costs related to warranty is recorded when products are shipped and revenue recognized. Our estimate of future costs to satisfy warranty obligations is primarily based on estimates of future defects in materials and workmanship as well as replacement cost. If future actual failure rates or future actual costs differ from our estimates, we will record the impact in subsequent periods. As of June 30, 2014, our failure rate estimates are not significant.

Clinical Trials

We contract with clinical trial sites and clinical investigators to conduct our clinical trials. Generally, we contract with clinical trial sites to screen and enroll patients, provide patients with equipment and training, conduct in-clinic studies, prepare patient report forms and collect and aggregate trial data. Clinical trial site fees generally include a set-up fee, a per-patient trial management fee and an overhead charge. We contract with clinical investigators to implement our trial protocol, secure institutional review board approval, supervise the staff who instruct the subjects in the use of our eTNS system and who perform assessments of the subjects, and generally ensure that the study is conducted in a safe and ethical manner. Our contracts with clinical trial sites and clinical investigators require that the parties comply with regulations and guidelines issued for the type of study being performed. The financial terms of these contracts are subject to negotiation, which vary from contract to contract and to date have resulted in payment flows that match the periods over which materials or services are provided to us under such contracts. Accordingly, we reflect clinical trial expenses and the related amounts owed in our consolidated financial statements by matching those expenses with the period in which services and efforts are expended. Amounts payable for clinical trial expenses incurred that have not yet been paid are included in accounts payable on our consolidated balance sheets.

Stock-Based Compensation

We account for stock-based awards granted to employees and directors by recording compensation expense based on the awards’ grant date estimated fair values. Stock-based awards granted to our non-employees (excluding non-employee directors acting in their role as a member of our board of directors) are re-measured as they vest. The stock-based compensation is recognized in our consolidated statements of operations during the period the related services are rendered. We expect that our expense related to stock-based compensation will increase over time.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

We estimate the fair value of our common stock option awards using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards under this model requires judgment, including estimating the value per share of our common stock, expected volatility of our common stock, expected term of the awards, the risk-free interest rate and expected dividend yield. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, based on management’s judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, stock-based compensation recorded for future periods may differ materially from that recorded for prior periods. The fair value of restricted stock is based on the estimated value per share of our common stock on the date of award for employees and directors and on the date of vesting for non-employees (excluding non-employee directors).

The determination of the estimated value per share of our common stock is discussed below. Due to our limited operating history and a lack of company-specific historical and implied volatility data, we use the historical volatility of a group of comparable companies as an estimate for our common stock’s expected volatility. When selecting these comparable public companies, we considered a number of factors such as industry, stage of life cycle, size and financial leverage, as well as the availability and sufficiency of historical share price information. The historical volatility data was computed using the daily reported closing prices for the selected companies’ shares for a period similar in length to the expected term of our stock-based awards. We will continue to employ this process until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available. For purposes of determining the expected term of the employee and director awards, in the absence of sufficient historical data relating to stock-option exercises by our employees and directors, we apply a simplified approach in which the expected term of an award is presumed to be the midpoint between the vesting date and the expiration date of the award. The risk-free interest rates for periods within the expected life of the option are based on the

U.S. Treasury yield curve in effect during the period the options were granted. Our expected dividend yield is zero, as we have not and do not currently intend to declare dividends in the foreseeable future.

Once we have determined the estimated fair value of our employee and director stock-based awards, we recognize the portion of that value that corresponds to the portion of the award that is ultimately expected to vest, taking estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the straight-line, single option method. We estimate forfeitures based upon our historical experience. To the extent that actual forfeitures differ from our estimates, the difference will be recorded as a cumulative adjustment in the period the estimates are revised. To date, there have been no employee forfeitures of common stock options and restricted stock. Stock options and restricted stock granted to our non-employees (excluding non-employee directors) are re-measured as they vest.

No common stock options were granted during 2013, and we did not issue any restricted shares of common stock in 2012 or 2013. In February and March 2014, our board of directors authorized the issuance of an aggregate of 1,093,000 restricted shares of common stock and options to purchase an aggregate of 118,247 shares of our common stock to employees, directors and non-employees. The assumptions used to estimate the fair value of common stock options granted to employees during 2012 and the three months ended March 31, 2014 using the Black-Scholes option-pricing model were as follows:

	YEAR ENDED DECEMBER 31, 2012	THREE MONTHS ENDED MARCH 31, 2014

Expected volatility	70%	62%
Expected term (in years)	5.7	5.0
Weighted-average risk free interest rate	0.94%	1.47%
Expected dividends	0.00%	0.00%

Employee and non-employee stock-based compensation expense, which includes employee and non-employee common stock options and restricted shares of common stock, and expense relating to common stock issued to non-employees recognized in the statements of operations were allocated as follows:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2012	2013	2013	2014
			(unaudited)
Research and development	$1,923,242	$2,424,858	$1,029,466	$556,937
Selling, general and administrative	1,213,934	167,047	51,298	3,884,119

Total stock-based compensation expense	$3,137,176	$2,591,905	$1,080,764	$4,441,056

As of June 30, 2014, there was $19,929,825 of unrecognized compensation cost related to unvested restricted shares of common stock, which is expected to be recognized over a weighted-average period of approximately 3.1 years. As of June 30, 2014, there was $1,839,025 of unrecognized compensation cost related to unvested employee common stock options, which is expected to be recognized over a weighted-average period of approximately 1.6 years.

Fair Value Estimate of Common Stock

We are required to estimate the fair value of our common stock underlying our stock-based awards when performing the fair value calculations utilizing the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors based on input from management. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. Given the absence of a public trading market prior to this offering, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at the time of granting the award. These factors included, among others, the most recent valuation of our common stock available prior to the dates of grant, which considered the methods outlined in the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide, sales of common stock to new and existing investors, operating and financial performance, lack of liquidity of our common stock, the likelihood of achieving a discrete liquidity event, such as an initial public offering and general and industry specific economic outlook. Until completion of this offering, at which time our common stock will start trading on NASDAQ, our board of directors will continue to determine the fair value of our common stock underlying stock options. Following the completion of this offering, the fair value of the shares of our common stock underlying stock options will be the closing price of our common stock on the date such common stock options are granted.

The following table includes the grant dates and related exercise prices of stock options granted and restricted shares of common stock awards issued between January 1, 2012 and October 6, 2014. The per share estimated fair value of common stock also included in the table below represents the determination by our board of directors of the estimated fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, as applicable, of contemporaneous valuations of our common stock performed with the assistance of an independent third-party as of December 31, 2011 and December 31, 2013 as discussed below, and the sale of common stock to new investors in connection with the valuation as of December 31, 2012. We did not grant any common stock options during 2013.

Date of Grant	Type of Award	AGGREGATE NUMBER OF UNDERLYING SHARES	STOCK OPTION EXERCISE PRICE PER SHARE	PER SHARE ESTIMATED FAIR VALUE OF COMMON STOCK
May 10, 2012	Stock option	149,780	$7.06	$7.06
August 22, 2012	Stock option	746,942	7.06	7.06
February 7, 2014	Stock option	118,247	21.14	21.14
February 14, 2014	Restricted common stock	992,489	N/A	21.14
February 21, 2014	Restricted common stock	11,824	N/A	21.14
March 19, 2014	Restricted common stock	88,687	N/A	21.14

In determining the exercise prices of the common stock option grants above, our board of directors considered the most recent valuation of our common stock, which was performed as of December 31, 2011 for stock option grants during 2012 and as of December 31, 2013 for stock option grants on February 7, 2014, as well as the other factors described below and determined that no other significant events or circumstances had occurred between December 31, 2011 and May 10, 2012, December 31, 2011 and August 22, 2012 or December 31, 2013 and February 7, 2014, in each case that would indicate there was a change in the fair value of our common stock during such period.

Estimated Fair Value of Common Stock as of December 31, 2011. We obtained the assistance of an independent third-party valuation firm in estimating the fair value of our common stock as of December 31, 2011 using an income approach. We first estimated our enterprise value, which incorporated a discounted cash flow valuation and a market approach for determining the terminal value within the income approach. The valuation applied a discount rate of 47.5% based on the risks attributable to our size, industry and stage of operations. We then added our cash on hand to arrive at a total market value of our equity of approximately $93 million and applied a 40.0% discount for lack of marketability to arrive at an estimated fair value at December 31, 2011 of $7.06 per share of our common stock.

Estimated Fair Value of Common Stock as of December 31, 2012. We concluded that the estimated fair value of our common stock remained relatively unchanged from December 31, 2011 to December 31, 2012. This was primarily attributable to the fact that while we did receive CE Mark approval to market our eTNS system in the EU, the CE Mark approval and the associated cash flows were anticipated in our December 31, 2011 valuation. Additionally, during 2012, the contribution to the value of our common stock from the progress of our research and development activities was substantially offset by our revised pricing strategies and continued efforts to obtain financing to support our liquidity needs, which resulted in delays in the timing and execution of our business plan and the associated timing of future expected cash flows. Throughout 2012, we continued to fund our operations primarily through the issuance of approximately 306,000 shares of our common stock, all of which were issued at a price of $6.96 per share. While a significant portion of the common stock transactions involved existing investors, there were issuances of 8,631 shares in June 2012, 14,385 shares in October 2012, and 14,385 shares in November 2012 to two new investors at a price of $6.96 per share. Based on the above, our board of directors estimated the fair value of our common stock to be $7.06 per share at December 31, 2012.

Estimated Fair Value of Common Stock as of December 31, 2013. We obtained the assistance of an independent third-party valuation firm in estimating the fair value of our common stock as of December 31, 2013 by utilizing the probability-weighted expected return method to allocate the enterprise value to our common stock. Under this method, the per share value of our common stock was estimated based upon the probability-weighted present value of expected future equity values for our common stock, under various possible future liquidity event scenarios, discounted for a lack of marketability. The future liquidity event scenarios were: (1) an initial public offering within five months; (2) a merger or sale of our company at a control premium within five months; (3) a liquidation or dissolution of our company within two years; and (4) a stay private scenario with a liquidity event within five years. The timing of the future liquidity event scenarios was determined based primarily on input from our board of directors and management. A probability weighting of 70.0% was used for the initial public offering scenario, 12.5% was used for the merger or sale scenario, 2.5% was used for the liquidation or dissolution scenario and 15% was used for the stay private scenario. The future value of our common stock in the initial public offering scenario was estimated by application of a market approach based on certain key assumptions, including our expected pre-money initial public offering valuation based on recently completed initial public offerings of similar stage life sciences and medical technology companies and the expected date for a future liquidity event. The future value of our common stock under the merger or sale scenario was estimated based on a combination of an income approach, which incorporated a discounted cash flow valuation, and a market approach, using our expected pre-money initial public offering valuation, as adjusted to reflect a control premium. For the initial public offering and merger or sale exit scenarios, a cost of equity of 30% was utilized to discount the expected common stock values at the exit date to the present value as of December 31, 2013. For the stay private scenario, we used an option-pricing method. Under the option-pricing method, each class of capital stock, such as common stock, common stock options, and common stock warrants, is modeled as a call option with a distinct claim on the total equity value of our company. The option’s exercise price is the total equity enterprise value. We first estimated our equity enterprise value of $159 million using a combination of an income approach, which incorporated a discounted cash flow valuation, and a market approach. Within the option-pricing model, we estimated a volatility input of 65% based on the historically observed volatilities of selected comparable public companies and a risk-free rate of 1.76%. We applied a 17% lack of marketability discount to the probability-weighted scenario values to arrive at an estimated fair value of our common stock of $21.14 as of December 31, 2013.

Estimated Fair Value of Common Stock as of March 31, 2014. We concluded that no significant events had occurred during the first quarter that would result in a material change in our enterprise value. Accordingly, we updated our December 31, 2013 valuation to reflect the probability-weighted present value of the expected future equity values for our common stock based on (a) the timing and probability of possible future liquidity event scenarios, (b) the issuance of restricted common stock and common stock options and the issuance and exercise of common stock warrants during the first quarter, and (c) the application of a discount for the lack of marketability based on the estimated timing of the future liquidity event scenarios. The updated future liquidity event scenarios were: (1) an initial public offering within three months; (2) a merger or sale of our company at a control premium within three months; (3) a liquidation or dissolution of our company within two years; and (4) a stay private scenario with a liquidity event within five years. The timing of the future liquidity event scenarios was determined based primarily on input from our board of directors and management. A probability weighting of 70.0% was used for the initial public offering scenario, 12.5% was used for the merger or sale scenario, 2.5% was used for the liquidation or dissolution scenario and 15% was used for the stay private scenario. For the initial public offering and merger or sale exit scenarios, a cost of equity of 30% was utilized to discount the expected common stock values at the exit date to the present value as of March 31, 2014. For the stay private scenario, we utilized an option-pricing model and updated the input assumptions, including an estimated volatility of 62% and a risk-free rate of 1.73%. We applied a 9% lack of marketability discount to the probability-weighted scenario values to arrive at an estimated fair value of our common stock of $21.21 as of March 31, 2014.

No common stock options or restricted shares of common stock were granted subsequent to March 31, 2014.

Common Stock Warrants

In connection with our financing activities, we issued fully vested and exercisable common stock purchase warrants. The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model.

Accelerated Repayment Feature

The terms of certain of our outstanding promissory notes require us to repay the amount borrowed plus interest upon the closing of one or more equity financings that generates aggregate gross proceeds in excess of $25.0 million to us, which we refer to as the “accelerated repayment feature.” For accounting purposes, the accelerated repayment feature represents a separate financial instrument and is remeasured at fair value on a recurring basis, with the change in fair value, if any, reflected as other income (expense) in the consolidated statement of operations. In valuing the accelerated repayment feature, we use a model that incorporates a number of subjective assumptions, including the likelihood and timing of an accelerated repayment event occurring, discounted to the measurement date.

Beneficial Redemption Feature

One of our promissory notes includes a provision that allows the noteholder to convert the principal and accrued interest into shares of our common stock upon the closing of the next equity financing in which we receive gross aggregate proceeds of not less than $50.0 million, at a 20% discount to the price of our common stock in such financing, which we refer to as the “beneficial redemption feature”. For accounting purposes, the beneficial redemption feature represents a separate financial instrument and is remeasured at fair value on a recurring basis, with the change in fair value, if any, reflected as other income (expense) in the consolidated statement of operations. In valuing the beneficial redemption feature, we use a model that incorporates a number of subjective assumptions, including the likelihood and timing of a beneficial redemption event occurring, discounted to the measurement date.

Contingencies and Assessments

During the ordinary course of business, we may become involved in various matters of contractual disputes or litigation. We consider the likelihood of the loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies and assessments. An estimated loss contingency or assessment is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Deferred Taxes Valuation and Tax Exposures

We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and tax basis of our assets and liabilities, along with net operating losses and tax credit carryovers. These differences are measured using the enacted tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. A valuation allowance is recorded against our deferred tax assets if, based on the weighted available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. We have considered estimated taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. When we establish or reduce the valuation allowance against our deferred tax assets, our provision for income taxes will increase or decrease, respectively; in the period such determination is made. A full valuation allowance has been recognized for all periods presented.

Additionally, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the consolidated financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement. If necessary, we establish reserves for uncertain tax positions. Interest expense and penalties for uncertain tax positions would be classified in the consolidated financial statements as income tax expense. We do not have any reserves for uncertain tax positions for all periods presented.

Recently Adopted Accounting Standards and JOBS Act

We have not recently adopted any accounting standards that have had a significant impact on our consolidated financial statements. In May 2014, a new accounting standard was issued that amends the guidance for the recognition of revenue from contracts with customers to transfer goods and services. This new standard will be effective for interim and annual periods beginning January 1, 2017, and is required to be adopted retrospectively. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies.

BUSINESS

Overview

We are a life sciences company focused on developing bioelectronic products with the potential to transform the lives of patients suffering from major neurological and neuropsychiatric disorders such as epilepsy and depression. We currently have approval to market our lead product in the European Union for the adjunctive treatment of epilepsy, in Canada for the treatment of drug-resistant epilepsy, and in Australia for the adjunctive treatment of drug-resistant epilepsy. The approvals in the European Union, Canada and Australia are for adults and children nine years and older. Approximately 4.6 million people in these regions suffer from epilepsy. Additionally, we have approval to market our lead product in the European Union for the adjunctive treatment of major depressive disorder and in Canada for the treatment of major depressive disorder, in each case for adults and children nine years and older. In the European Union and Canada, approximately 31.6 million people suffer from major depressive disorder in a given year. We intend to seek, though have not obtained, approval to market our lead product in the United States for the adjunctive treatment of drug-resistant epilepsy and for the treatment of major depressive disorder, where approximately 2.9 million people suffer from epilepsy and approximately 17.0 million people suffer from major depressive disorder in a given year. A portion of the proceeds from this offering will be used to initiate a pivotal trial of our lead product as adjunctive treatment for drug-resistant epilepsy in the United States. We also intend to seek, but have not obtained, approval to market our lead product in Australia for major depressive disorder, where approximately 963,000 adults suffer from this disease in a given year. Despite the availability of numerous pharmaceutical and device treatments, approximately one-third of the patients with epilepsy and one-third of the patients with major depression continue to endure debilitating symptoms following first-line treatment. We believe an innovative, safe, non-invasive and affordable treatment alternative with minimal side effects is urgently needed for these subsets of patients. We have developed a neuromodulation technology that non-invasively stimulates the trigeminal nerve to treat epilepsy and depression and have begun efforts toward commercialization of this technology in the European Union, Canada and Australia.

Although our primary commercialization efforts target the treatment of epilepsy, we are also leveraging our technology to advance initiatives for the treatment of other neurological and neuropsychiatric disorders. Clinical trials in depression, attention deficit hyperactivity disorder and post-traumatic stress disorder have already produced promising data, and an upcoming trial in traumatic brain injury will provide initial data on the use of our technology for the treatment of that condition. Based on these findings, we plan to conduct clinical trials to demonstrate the safety and efficacy of our technology for each of these indications. As with other products marketed for these medical conditions, the U.S. Food and Drug Administration, or the FDA, regulates the marketing of our product in the United States, and we intend to seek approval to market our product in accordance with its regulatory pathways.

Our non-invasive external trigeminal nerve stimulation system, or eTNS system, employs trigeminal nerve stimulation, or TNS, as adjunctive therapy for drug-resistant epilepsy and major depressive disorder. Adjunctive therapies, including adjunctive medications, are used in combination with one or more other therapies, and are commonly used by patients who do not respond to first-line treatment with the desired stabilization or improvement of their condition. eTNS is a novel medical treatment that delivers low-intensity electrical current through a single-use patch to stimulate branches of the trigeminal nerve near the surface of the forehead, thereby non-invasively modulating activity in targeted brain regions. Clinical studies have provided evidence that our eTNS system did not present the potentially severe side effects associated with other therapies for the indications we target. Patients may conveniently self-administer our eTNS system at home and typically use the device while sleeping. We sell our disposable patches at a price comparable to branded adjunctive medications and our eTNS pulse generator at a significantly lower price than invasive treatment alternatives. We believe this recurring revenue model is similar to the pharmaceutical sales model, and, if properly executed, should position us for rapid growth.

Epilepsy affects approximately 4.2 million individuals in the European Union, or the EU, according to an analysis by the World Health Organization, or the WHO, more than 200,000 Canadians according to Epilepsy Canada, approximately 200,000 Australians according to the Epilepsy Foundation of Victoria and approximately 2.9 million Americans according to data from the U.S. Centers for Disease Control and Prevention, or the CDC, and the National

Survey of Children’s Health. Although we have not received approval from the U.S. Food and Drug Administration, or the FDA, to market our eTNS system as adjunctive treatment for DRE in the United States, we are seeking such approval for adults and children 12 years and older and, if received, we intend to target the United States market. Based on scientific literature, approximately 30% to 37% of people with epilepsy have drug-resistant epilepsy, or DRE, meaning they failed to achieve seizure control after utilizing two or more medications. Treatment options for DRE currently include adjunctive anti-epileptic drugs, brain surgery, invasive vagus nerve stimulation and invasive deep brain stimulation, each of which has risks of serious side effects or complications. In addition, the therapeutic effect of surgery and invasive treatment options cannot be accurately assessed prior to the procedure.

In a given year, major depressive disorder, or MDD, affects approximately 30.3 million people in the EU according to a report from the European College of Neuropsychopharmacology, or the ECNP, and the European Brain Council, or the EBC, approximately 1.3 million people in Canada according to data from the Canadian Community Health Survey, approximately 963,000 Australian adults according to the Australian Bureau of Statistics and approximately 17.0 million Americans according to research supported by the National Institutes of Health, or the NIH, and the CDC. Although we have not received approval from the Therapeutic Goods Administration, or TGA, or the FDA to market our eTNS system in Australia or the United States, respectively, as adjunctive treatment for MDD, we intend to seek such approval and, if received, we intend to target the Australian and United States markets. MDD is typically treated with medication, psychotherapy and, to a lesser extent, invasive vagus nerve stimulation and invasive deep brain stimulation. According to the NIH Sequenced Treatment Alternatives to Relieve Depression, or STAR*D, trial, approximately one-third of patients with MDD are resistant to conventional pharmaceutical treatment. In addition, medication and invasive brain stimulation methods often have significant side effects or risks, and the therapeutic effect of invasive brain stimulation therapies cannot be accurately assessed prior to the procedure.

In August 2012, we received CE Mark approval to market our eTNS system in the EU as adjunctive treatment for epilepsy and MDD for adults and children nine years and older, and in April 2013, we received a medical device license from Health Canada allowing us to market our eTNS system for the treatment of DRE and MDD for adults and children nine years and older in Canada. In March 2014, we received approval to include our eTNS system in the Australia Register of Therapeutic Goods, which allows us to market our eTNS system as adjunctive treatment for DRE for adults and children nine years and older in Australia. We have not received approval from the FDA to market our eTNS system in the United States. In order to obtain FDA approval of a premarket approval, or PMA, application, which would allow us to market our eTNS system in the United States, the FDA requires that we (1) obtain an investigational device exemption, or IDE, (2) conduct pilot studies, such as Phase I and Phase II trials, to demonstrate the initial safety of the therapy and to gather preliminary efficacy data in a small number of subjects, (3) conduct a pivotal trial to demonstrate reasonable scientific evidence of safety and efficacy in the indications for which we intend to seek regulatory approval and (4) submit a premarket approval, or PMA, application to the FDA. We have already completed a 12-subject Phase I clinical trial and a 50-subject Phase II clinical trial of eTNS for DRE and in December 2013, the FDA approved an IDE for the pivotal trial of eTNS for DRE. We plan to commence a multi-center, double-blind randomized controlled pivotal trial of our eTNS system as adjunctive treatment for DRE in late 2014, with a targeted enrollment of up to 350 subjects. If the data from this trial demonstrates the safety and efficacy of our eTNS system as adjunctive treatment for DRE, we will use such data to support a PMA application to the FDA, with expected submission in the second half of 2016 and an expected decision from the FDA on our PMA application in the second half of 2017. Additionally, in April 2014 the FDA proposed draft guidance for an Expedited Access PMA program for medical devices, or EAP, that, in its current from, contemplates a quicker path for companies to receive FDA approval to market “non-implantable” devices designed to treat “life-threatening or irreversibly debilitating diseases or conditions.” If the EAP is implemented, we will evaluate whether to pursue this accelerated pathway. Acceptance into this proposed program would likely be conditioned upon the completion of post-market evaluation and reporting requirements but could result in a faster pathway to approval and commencement of United States sales. While we intend to meet and confer with the FDA concerning the EAP if it is implemented, we will not delay commencement of our pivotal trial. Now that the 90-day comment period with respect to the draft guidance has expired, the FDA will review the submitted comments and consider revisions. The FDA has not announced a date by which it anticipates finalizing the guidance.

We are also leveraging our eTNS technology to advance initiatives for the treatment of other indications. We are conducting a 40-subject Phase II study of eTNS for the treatment of MDD and have completed a 22-subject Phase I study for attention deficit hyperactivity disorder, or ADHD, and a 12-subject Phase I study for post-traumatic stress disorder, or PTSD. In addition, we recently entered into an agreement with the U.S. Department of Veterans Affairs pursuant to which they will conduct a Phase I clinical trial evaluating eTNS for the treatment of patients with traumatic brain injury, or TBI. Independent investigators have received federal grant funds from the NIH (in the case of ADHD) and the U.S. Army (in the case of PTSD) to commence Phase II, double-blind randomized controlled trials in the second half of 2014 for ADHD and PTSD. These trials are being conducted pursuant to the FDA’s abbreviated IDE process. The purpose of these trials is to obtain clinical data on safety and efficacy, and we intend to use these data along with data from additional studies to support applications for approval by the FDA to market our eTNS system for these additional indications. Additionally, data gathered from Phase II studies is used to determine the patient population, stimulation parameters and treatment duration of a pivotal trial.

Our targeted marketing strategy includes raising awareness, trial and usage of our eTNS system through educating and training key opinion leaders, or KOLs, and clinicians at academic medical centers in the EU, Canada and Australia. We are also seeking approval from third-party payers for reimbursement of the cost of our eTNS system in key markets where our system has received regulatory approval. During the second half of 2014, we plan to commence the establishment of our medical affairs function in the EU, Canada and Australia to target epilepsy specialists and neurologists in each territory. One of the primary responsibilities of our medical affairs function will be to oversee observational trials at major epilepsy centers in these territories to generate “in-territory” data in support of our activities to secure reimbursement. Subsequent to the establishment of our medical affairs function we will commence development of a direct sales force in the EU, Canada and Australia. In 2015 and beyond, we also intend to target psychiatrists and primary care physicians who focus on neurological and neuropsychiatric disorders. In select territories, we may use third parties to distribute our eTNS system through co-promotion and various other third-party arrangements.

Our Solution

We believe there is a substantial unmet medical need and commercial opportunity to treat a large number of patients suffering from DRE and MDD. Our eTNS system is composed of a pulse generator that delivers preprogrammed electrical signals to the trigeminal nerve through lead wires to a single-use patch that is applied to the forehead. Due to the unique anatomy of the trigeminal nerve, which is the largest of the cranial nerves and serves as a direct conduit to targeted areas of the brain, we are able to deliver these signals non-invasively.

Data from pre-clinical studies in animals and clinical studies in humans have shown that the signals from eTNS produce changes in cortical excitability. Cortical excitability is a measurement of how easily neurons in the brain react to other electrical or chemical signals, and elevated cortical excitability has been observed in patents with epilepsy. Pre-clinical and human data indicate that eTNS reduces cortical excitability in brain regions linked to epileptic seizures, much like other anti-epileptic treatments. These findings are complemented by human neuroimaging data showing that brain activity is acutely decreased in brain regions associated with seizures among subjects using the device for the first time. Additionally, in June 2014 investigators from King’s College London reported data on direct measurements of cortical excitability in five adult DRE patients undergoing eTNS treatment for 18 weeks. Brief magnetic pulses were used to assess cortical function before and after a course of treatment, in an effort to evaluate the mechanism of action of eTNS. Measures of cortical excitability consistently decreased with the use of eTNS, consistent with an increase in GABA activity, which is the brain’s primary inhibitory neurotransmitter. Other anti-epileptic therapies have previously been shown to affect GABA and to reduce measures of cortical excitability.

Phase I and Phase II clinical trials of eTNS for DRE demonstrated reductions in seizure frequency comparable to those observed in pivotal trials of invasive neuromodulation devices and of adjunctive pharmaceutical treatments. Although Phase I and Phase II clinical trials of eTNS involved relatively small patient samples with results that may not prove to be as reliable as those obtained from a pivotal trial or efficacy data for commercially available tested products, these trials have provided promising evidence that our eTNS solution offers DRE patients, as well as their prescribing medical professionals, a non-invasive, easy-to-use therapeutic system, with minimal reported side effects. A 12-subject Phase I clinical trial of eTNS for DRE showed a mean reduction in seizure frequency of 66% after three months of therapy. Further, a 50-subject Phase II, double-blind randomized controlled trial of eTNS for DRE showed an increase in responder rate among patients in the treatment group from 17.8% at 6 weeks to 40.5%

after 18 weeks of treatment. Additionally, in July 2014, investigators at King’s College London reported preliminary findings with respect to seven patients ages 10 to 17, representing the first pediatric patients to undergo eTNS treatment. The July 2014 King’s College London preliminary findings were similar to the results of the Phase I and Phase II trials. Three children (43% of the group) reported a 50% or more reduction in seizure frequency after 18 weeks.

Based on the results of the Phase II study of eTNS, the FDA approved our IDE application, permitting us to proceed with a pivotal trial of eTNS for DRE. We have also completed an 11-subject Phase I clinical trial of eTNS for MDD that showed improvements in depression symptoms ranging from 50% to 58% on four commonly used scales for measuring the severity of depression in clinical trials, and we are conducting a 40-subject Phase II clinical trial of eTNS for MDD. In all clinical trials of eTNS to date, the reported side effects have been minimal and there have been no device-related serious adverse events in over ten years of clinical follow-up.

In the EU, Canada and Australia, our eTNS system is currently available by prescription as adjunctive therapy, which we believe will help to optimize the therapeutic benefit of conventional therapy. In addition, our eTNS system does not present the drug-drug interactions common to anti-epileptic drugs, or AEDs, and we believe that physicians can start and discontinue eTNS treatment without the concerns associated with drug dosage management. While our eTNS system is not currently eligible for reimbursement by third-party payers in any jurisdiction, we believe the combination of patient need, the low upfront cost of our eTNS system and the pay-as-you-go cost of our consumable patches places us, with respect to the prospect of reimbursement and the related payment structure, in a position comparable to that of branded adjunctive AEDs, which currently receive third-party reimbursement in many jurisdictions.

Our pulse generator is approximately the size of a cell phone, powered by a rechargeable nine-volt battery and manufactured to our specifications using standard components. It generates an electrical signal according to our proprietary algorithms and monitors patient use. Our proprietary single-use patch conducts the electrical signal to the trigeminal nerve and is designed for bilateral nerve stimulation and easy patient application. Because of these features, we believe our eTNS system offers patients an easy-to-use therapeutic treatment option.

Neuroimaging data suggests that TNS may be effective for the treatment of additional indications, and we are currently investigating eTNS treatment for DRE, MDD, ADHD and PTSD. We are also in the initial stages of developing a second generation of our eTNS system, which is designed with a small form factor and a wire-free pulse generator that is directly affixed to the single-use patch, thus eliminating the need for lead wires and increasing the ease-of-use. For patients who are responsive to eTNS and would prefer an implantable solution, we are developing a TNS device that is placed just below the surface of the skin, or subcutaneously. We have been awarded a multi-phase, milestone-based grant from the NIH, pursuant to which we are entitled to receive up to $3.6 million in milestone funding to accelerate development of this subcutaneous trigeminal nerve stimulation, or sTNS, system.

Investment Opportunity

■	Multiple Opportunities to Address Significant Unmet Medical Need of Large Patient Populations. We have the requisite regulatory approval to begin marketing our eTNS system to the approximately 1.4 million DRE patients in the EU, Canada and Australia and the over 10.5 million MDD patients who are resistant to first-line treatment in the EU and Canada. To date we have not received the requisite approval from the FDA to market our eTNS system in the United States but we are seeking such approval for DRE and intend to seek such approval for MDD. If we receive the necessary approval, we intend to begin marketing to the approximately 864,000 people suffering from DRE and the estimated 5.7 million people suffering from MDD who are resistant to first-line treatment in the United States. Additionally, we have not received the requisite approval from the TGA to market our eTNS system for MDD in Australia. If we receive the necessary approval, we intend to begin marketing to the approximately 963,000 MDD patients ages 16 to 85 in Australia who are resistant to first-line treatment. We plan to commence our pivotal trial of eTNS for the treatment of DRE in late 2014, and expect results from our ongoing Phase II clinical trial of eTNS for the treatment of MDD to be available in the second half of 2014. Based on the data we have gathered in our clinical trials described below, we believe we are well-positioned to leverage our TNS platform technology to treat DRE and MDD, as well as ADHD and PTSD.

■	Easy-to-Use Neuromodulation Therapy with Compelling Clinical Results. In contrast to other neuromodulation devices, eTNS does not require an invasive procedure or frequent doctor visits. Our intuitive, cell phone-sized system is designed for ease-of-use to reduce the training burden on prescribing healthcare professionals and to make eTNS therapy accessible to a broad group of patients. Patients can conveniently self-administer our eTNS system at home and typically use the device while sleeping. A 50-subject Phase II, double-blind randomized controlled trial of eTNS for DRE provided encouraging results and was the basis for the FDA’s approval of our IDE application, permitting us to proceed with a pivotal trial of eTNS for DRE. We have also completed an 11-subject Phase I clinical trial of eTNS for MDD, which showed improvements in depression symptoms ranging from 50% to 58% on four commonly used scales for measuring the severity of depression in clinical trials. Clinical trials of eTNS to date have not shown the severe side effects associated with AEDs or the cardiac risk associated with vagus nerve stimulation devices. Further, because eTNS is not a drug, there are no drug-drug interactions and we believe eTNS may be added or removed from the patient’s treatment regimen without these risks.

■	Cost-Effective, Recurring Revenue Model. Our eTNS system is designed for cost-effective, ongoing adjunctive treatment of patients with severe chronic neurological and neuropsychiatric conditions. The prescribed therapeutic effect of our eTNS system is delivered through an adhesive single-use patch that the patient places on the forehead for each treatment. With our device-plus-consumables business model, we plan to sell our eTNS pulse generator at a significantly lower price than invasive treatment alternatives and our single-use patches at a price comparable to branded adjunctive AEDs and antidepressants. We believe this recurring revenue sales model is similar to the pharmaceutical sales model and, if properly executed, should position us for rapid growth.

■	Capital-Efficient Approach to Clinical Development and Product Commercialization. Our collaborative approach with academic institutions allowed us to develop our eTNS system for less than $10 million, which includes cash expenditures paid to such institutions relating to licensing and patent and clinical development costs but does not include potential future milestone payments that are contingent upon achieving specified regulatory criteria. We plan to continue to grow in a capital-efficient manner. We expect that the relatively low manufacturing and treatment costs associated with our eTNS system will allow us to conduct a large-scale pivotal trial of our eTNS system as adjunctive treatment for DRE for less than $10 million. In addition, because the large patient population with DRE is treated by a relatively small number of specialist physicians, we believe we can effectively reach this customer base with a targeted sales and marketing infrastructure.

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Significant Technology Leadership and Intellectual Property Position. Our team of medical experts pioneered an innovative neuromodulation technology that forms the basis of our eTNS system. We are the only company to have received approval to market TNS as adjunctive treatment for epilepsy in the EU or for DRE in Canada or Australia, as well as the only company to have received approval of an IDE to commence a pivotal trial of eTNS as adjunctive treatment for DRE. If the results of such pivotal trial demonstrate the safety and efficacy of eTNS as adjunctive treatment for DRE, we plan to submit a PMA application in the second half of 2016 that, if approved, will strengthen our competitive position given the time and expense potential competitors would need to invest to obtain a similar approval. We also hold a broad portfolio of intellectual property relating to TNS through exclusive licenses that do not expire before 2030, as well as through development of our own patents and other intellectual property.

Our Growth Strategy

Our goal is to develop and commercialize TNS treatments for patients suffering from a number of major neurological and neuropsychiatric disorders. To achieve our goal, we are pursuing the following strategies:

■	Achieve Broad-Based Adoption of eTNS. Initially, we plan to focus our commercialization efforts on DRE. The large patient population with DRE is treated by a relatively small number of specialist physicians, and we believe we can address a significant portion of these patients with a targeted sales and marketing infrastructure. During the second half of 2014, we plan to commence the establishment of our medical affairs function in the EU, Canada and Australia to target epilepsy specialists and neurologists in each territory. One of the primary responsibilities of our medical affairs function will be to oversee observational trials at major epilepsy centers in those territories to generate “in-territory” data in support of our activities to secure reimbursement. Subsequent to establishing our medical affairs function we will commence development of a direct sales force in the EU, Canada and Australia. We also plan to eventually develop a direct sales force in certain territories where we have received marketing approval to treat depression and will target select psychologists, psychiatrists and primary care physicians with a large number of depression patients. In certain territories, we may use third parties to distribute our eTNS system through co-promotion and various other third-party arrangements. In advance of our full commercial launch, we are raising awareness of our eTNS system through educating and training KOLs and clinicians at academic medical centers in the EU, Canada and Australia.

■	Seek Third-Party Reimbursement. We plan to pursue third-party reimbursement from both government and private insurance providers for the cost of eTNS treatment in all applicable jurisdictions. While eTNS has not been approved for reimbursement in any jurisdiction, we have commenced reimbursement initiatives for the adjunctive treatment of DRE in the United Kingdom and Canada. To further support our reimbursement strategy, we also plan to conduct pre- and post-market clinical studies aimed at demonstrating both the long-term efficacy and the cost savings associated with eTNS as compared to competing adjunctive treatments. We may face challenges in obtaining reimbursement approval, including closer scrutiny of healthcare expenditures and uncertainty accompanying treatment using new technology, such as our eTNS system, as well as variations in reimbursement systems from country to country. In the United States and the EU, however, many existing drug and medical device therapies receive third-party reimbursement for the treatment of DRE. Compared to these existing therapies, we believe that our eTNS system will offer cost advantages that, along with the safety and efficacy data from our clinical trials to date, will serve as the basis for our reimbursement initiatives.

■

Complete Our Pivotal Trial and Seek FDA Approval. We have not received approval from the FDA to market our eTNS system in the United States. In December 2013, the FDA approved our IDE application, permitting us to conduct a pivotal trial of our eTNS system as adjunctive treatment for DRE. We plan to commence this multi-center, double-blind randomized controlled pivotal trial, which will have a targeted enrollment of up to 350 subjects, in late 2014 to generate data to support a PMA application to the FDA. We are considering the advantages and disadvantages of requesting that the FDA allow us to utilize an interim analysis with a sample size readjustment to the pivotal trial design. While an interim analysis with sample size readjustment could provide for a potentially faster time to trial completion and a potentially higher probability of trial success, we would incur a statistical penalty that would require us to achieve a higher standard of statistical significance than otherwise would be required for a successful trial. If the pivotal trial provides data demonstrating the safety and efficacy of eTNS as adjunctive treatment for DRE, we expect to submit our PMA application in the second half of 2016, with an expected decision from the FDA on our PMA application in the second half of 2017. A successful pivotal trial would also provide support for our third-party reimbursement initiatives. In addition, FDA draft guidance, in its current form, contemplates early commercialization of certain non-implantable devices pursuant to an EAP. If implemented, the EAP may allow us to apply for accelerated commercialization. While we will consider meeting with the FDA concerning the EAP if it is implemented before we complete our PMA application, we will not delay commencement of our pivotal trial.

■	Expand Our Targeted Indications and Product Portfolio. In addition to our commercialization efforts relating to epilepsy and depression, we are also focused on exploring the use of our eTNS system to treat ADHD and PTSD. Our 22-subject Phase I trial of eTNS for the treatment of ADHD and 12-subject Phase I trial of eTNS for the treatment of PTSD, both conducted at UCLA, showed improvements in symptom severity of 47% and 32%, respectively. We intend to continue to pursue regulatory approval to market our eTNS system for the treatment of ADHD and PTSD, and independent investigators have received federal grant funds from the NIH (in the case of ADHD) and the U.S. Army (in the case of PTSD) to commence Phase II, double-blind randomized controlled trials in the second half of 2014 for each of these indications. We are supplying eTNS systems for a Phase I clinical trial to be conducted by the U.S. Department of Veterans Affairs, which will evaluate eTNS for the treatment of patients with TBI. This investigator-initiated trial is expected to begin in late 2014. We are also investing in innovative product enhancements, including a second generation of our eTNS system, which is designed with a small form factor and a wire-free pulse generator that is affixed directly to the single-use patch. We believe this second generation product will further increase patient comfort and convenience, and thereby increase market penetration. For patients who are responsive to our eTNS system and would prefer an implantable solution, we are also developing our subcutaneous sTNS system.

The following chart summarizes the status of clinical trials and expected events relating to seeking regulatory approvals for the indications that we are targeting with our TNS technology(1):

(1)	We have not received approval from the FDA to market any of our products in the United States.

Target Indications

Epilepsy

Epilepsy is a potentially fatal chronic neurological disorder characterized by the spontaneous recurrence of unprovoked seizures, severe convulsions, loss of consciousness, falls and distorted vision. Until reliable seizure control has been achieved, patients are forced to adjust their lifestyles to avoid activities that a seizure can significantly disrupt or render life-threatening. Epilepsy can have significant life-altering consequences for patients such as a loss of the ability to drive, loss of employment, disruption of school attendance, academic underachievement and disruption of social life. Additionally, patients with DRE have an increased risk of disability and, according to a 2010 article published in the New England Journal of Medicine, a mortality rate up to three times higher than the general population.

Prevalence

The WHO reports that epilepsy affects more than 50 million people worldwide and is the fourth leading neurological cause of disability, exceeding Parkinson’s Disease, multiple sclerosis, tetanus and meningitis. According to an analysis by the WHO, approximately 0.8% of the European population, or the equivalent of approximately 4.2 million people in the EU suffer from epilepsy. According to Epilepsy Canada, epilepsy affects approximately 0.6% of the Canadian population, or approximately 210,000 people. The Epilepsy Foundation of Victoria estimates that approximately 0.9% of Australians suffer from epilepsy, which is the equivalent of approximately 205,000 people. In the United States, data from the CDC and the National Survey of Children’s Health indicate that epilepsy affects approximately 1.0% of adults, or approximately 2.4 million people, and nearly 500,000 children. Further, according to the CDC, nearly 150,000 Americans are diagnosed with epilepsy each year. The Epilepsy Foundation of America estimates that 30% to 37% of people with epilepsy have DRE.

Current Epilepsy Treatment Options

Anti-Epileptic Drugs (AEDs). AEDs are currently the “first-line” treatment option for epilepsy, with more than 30 medications approved by the FDA for use in the management of epilepsy. Even among patients with DRE, these medications form the backbone of treatment, with many patients cycling through different combinations to find an optimal regimen that provides some level of seizure control while minimizing side effects. According to IMS Health Incorporated, U.S. sales of AEDs were approximately $5.9 billion in 2011 and according to EvaluatePharma, a leading research and advisory firm for pharmaceutical and healthcare issues, the global market for AEDs was nearly $10 billion in 2012. AEDs can be classified as first, second or third generation based on how long they have been used clinically. First generation AEDs were successful at controlling seizures in approximately two-thirds of patients with epilepsy, but often at the cost of severe side effects, including fatigue, dizziness, nausea, weight gain, severe allergy, sexual dysfunction, depression and risk of suicide and birth defects. Due to the severity of the side effects, as well as the burden of frequent dosing, patient non-compliance is a common cause of breakthrough seizures with these medications.

The limitations of first-generation epilepsy medications prompted the development of the second generation AEDs, which first entered the market in the 1990s. These medications were typically introduced as adjunctive treatment for drug-resistant patients, and had fewer side effects and dosing issues as compared with the first generation drugs, but ultimately failed to change the percentage of patients with DRE. The second generation AEDs were commercially successful, with multiple drugs in this category achieving blockbuster status with annual sales of greater than $1 billion.

In recent years, third generation AEDs have been begun to enter the marketplace in response to continuing demand from patients and physicians for new solutions to reduce the incidence of DRE, as well as the commercial success of the second generation drugs. In 2009, Vimpat (lacosamide) became the first approved third-generation AED, with competing pharmaceutical products such as Potiga (ezogabine) and Fycompa (perampanel) gaining FDA approval in 2011 and 2012, respectively. All of these medications were approved as adjunctive treatment for DRE, with Phase III trials demonstrating responder rates between 33% and 47%; however, this success was at the expense of significant side effects, including dizziness, nausea, headache, retinal abnormalities, skin color changes, homicidal ideation, fatigue, irritability, aggression and hostility. In the case of Potiga and Fycompa, “Black Box Warnings” were required to be included on their labeling indicating that they carry a significant risk of serious or life-threatening adverse events.

Despite these limitations, early indications suggest that the third generation AEDs may enjoy commercial success and rapid adoption similar to their second generation predecessors. For example, Vimpat had global sales of approximately $554 million in 2013. Such significant sales within five years of launch suggest that there is substantial patient and physician demand in the marketplace for new anti-epileptic therapeutics.

Vagus Nerve Stimulation (VNS). Vagus nerve stimulation, or VNS, is an invasive neuromodulation technique designed to prevent seizures with an implanted device that delivers electrical pulses through the vagus nerve to targeted regions in the brain. VNS requires a neurosurgeon to place a lead around the vagus nerve in the left side of the neck. The lead is then connected to a pulse generator that is implanted in the patient’s chest. VNS has been implanted in over 75,000 patients worldwide, with approximately 5,000 implants performed worldwide each year. According to data from the pivotal trial of VNS for epilepsy and a long-term follow-up study of the same patient population, subjects exhibited a 23% responder rate after 12 weeks and a 35% responder rate after one year of VNS treatment. A significant potential side effect of VNS includes dysphonia, a neurological disorder that results from inadvertent stimulation of a branch of the vagus nerve that controls the larynx. This can be a bothersome side effect associated with intermittent periods of voice alteration that compromise that patient’s ability to speak normally. However, in most cases the dysphonia gradually disappears in a few months. VNS also complicates the ability of epilepsy patients to undergo certain types of MRIs that are usually prescribed to monitor the patient’s epilepsy over the long term. Although there is scientific evidence that high frequency stimulation of both vagus nerves increases efficacy by stimulating both sides of the brain, VNS is limited to unilateral, low-frequency stimulation due to the cardiac risk associated with stimulating the vagus nerve on the right side of the neck. Further, epilepsy patients and their doctors cannot predict the effectiveness of the expensive VNS implantation procedure prior to surgery and approximately two-thirds of such patients will ultimately not be responders to VNS. Consequently, non-responsive patients may want the VNS system removed, which requires another surgical procedure. This second procedure is often limited to explantation of the pulse generator due to the risks associated with explantation of the leads wrapped around the vagus nerve. According to information publicly available from Cyberonics, Inc., a VNS neuromodulation therapy company, the cost of the VNS device is approximately $45,000, which includes $25,000 for the cost of implantation surgery but does not account for any potential third-party reimbursement. While the median reduction in seizure frequency at 12 months is 45%, only one in three VNS patients will be a responder.

Resective Brain Surgery. When AEDs are not effective, the traditional treatment alternative has been surgical removal of the portion of the brain where seizures originate. Resective brain surgery involves exposing the brain by dividing the skin and sometimes muscle on the side of the head, and then removing a piece of skull. Only a subset of patients with DRE, however, is eligible for this surgery. If the seizure focus is too close to the speech, vision, or memory centers of the brain, the risk of causing harm may disqualify a patient from this surgery. In its October 2011 issue, The Lancet medical journal published a study that evaluated the outcome of epilepsy surgery for 615 adults with DRE and found that 52% of participants were free of complex partial and generalized seizures five years after surgery, and approximately 70% of those who had become seizure-free continued to use medication to control seizures. Resective brain surgery involves a complex preparatory and recovery process that often takes more than a year. It is also expensive and, though generally safe, has significant risks such as memory, language and motor impairment, post-operative depression, intracranial bleeding and infection. Furthermore, many surgeries are not effective in treating epilepsy, and it is not possible to determine effectiveness prior to the operation. Given these limitations and results, only about 1,500 resective surgeries are performed each year in the United States.

Deep Brain Stimulation (DBS). Deep brain stimulation, or DBS, for epilepsy involves implanting a stimulating electrode in discrete focal areas of the brain tissue. Regulators in the EU and Australia have approved DBS as adjunctive treatment for partial-onset seizures and it is approved in Canada as treatment for patients with DRE, but DBS has not been approved by the FDA for marketing in the United States. DBS requires implantation by a specialized neurosurgeon at major neurosurgery centers. Though generally safe, the required surgical procedure, which is performed in an inpatient setting, is invasive and expensive and has significant risks, such as memory impairment, post-operative depression, intracranial bleeding and infection. Similar to the limitations of VNS and resective brain surgery, it is not possible to determine the effectiveness of this treatment prior to surgery. The device and cost of the surgical procedure is estimated at $50,000 to $70,000, without taking into account the potential for third party reimbursement.

Responsive Neurostimulation (RNS). RNS is designed to suppress seizure activity before a full seizure occurs. RNS requires an electronics module to be surgically implanted in the skull of the patient and connected to electrode wires that are either implanted within the brain or placed on the brain surface in the area of presumed seizure origin. The device monitors brain waves and, upon identifying the “signature” of a seizure onset, delivers an electric current to the brain of the patient to suppress the seizure. RNS received FDA approval in November 2013 as adjunctive therapy for the treatment of individuals 18 years of age or older who (1) have partial-onset seizures, (2) have undergone diagnostic testing that found no more than two brain regions where their seizures originate, (3) are still having seizures despite treatment with two or more AEDs and (4) are experiencing frequent and disabling seizures, such as motor partial seizures, complex partial seizures or secondarily generalized seizures. Similar to the other procedures that involve accessing the brain, the RNS procedure has significant risks, such as intracranial bleeding and infection, and it is not possible to determine the effectiveness of the treatment prior to the implantation operation. Furthermore, only a subset of patients is eligible for RNS because the therapy requires that patients have no more than two brain regions where their seizures originate that are clearly identifiable with diagnostic testing such as an MRI.

Our eTNS System

We believe the estimated 30% to 37% of epilepsy patients who are drug resistant urgently need a safe, non-invasive and affordable alternative to currently available treatments. We believe our eTNS system has the potential to disrupt the current treatment paradigm and become the preferred choice as adjunctive treatment for epilepsy for a number of reasons, including:

eTNS is Non-Invasive. Our eTNS system is non-invasive and consequently has lower barriers to access and inherently lower risks than implantable systems. Patients can try the device in their own home without committing to surgery or additional medication. Patients in the Phase I and Phase II clinical trials of eTNS found that it was easy to use at home, and most of these patients mastered patch placement and use of the device within minutes.

Minimal Reported Side Effects. Our eTNS system has been approved in the EU and Australia as a Class IIa device, which is one of the lower risk medical device ratings in these jurisdictions. Receipt of this classification was based on Phase I and Phase II clinical trials of eTNS demonstrating a low incidence of mild to moderate side effects. The most common side effects during these trials included skin irritation, headache and anxiety, but the majority of these side effects resolved over time and did not preclude patients from using the eTNS device. As of September 2014, over 150 subjects have participated in clinical trials of eTNS at UCLA and the University of Southern California, or USC, and the clinical experience continues to be positive with a low incidence of side effects. Because the regulatory approval we have obtained in the EU and Australia, as well as the regulatory approval we intend to seek in the United States, is for the use of our eTNS system as an adjunctive treatment, patients in such territories would continue to suffer any side effects associated with the one or more epilepsy medications that they take in combination with eTNS treatment. Our eTNS system does not pose any concern with respect to drug-drug interactions. If eTNS treatment is added adjunctively instead of another AED, then we believe the drug burden may be reduced.

Competitive Early Clinical Results. Although conducted with fewer patients, Phase I and Phase II clinical trials of eTNS for DRE demonstrated reductions in seizure frequency comparable to those observed in pivotal trials of invasive neuromodulation devices and adjunctive pharmaceutical treatments. While these findings must be repeated in larger trials, they served as the basis for the FDA’s approval of our IDE application, permitting us to proceed with a pivotal trial of eTNS for DRE, and suggest that eTNS will be competitive with other treatments in the marketplace.

Cost-Effective Pricing. Currently, the list price for an eTNS system, which includes a four-week supply of patches, is €800 and the list price of a four-week supply of disposable patches is comparable to that of a month’s supply of branded AEDs. In contrast to other neuromodulation treatments that require expensive, invasive implantation procedures, we believe the combination of patient need, the low upfront cost of our eTNS system and the pay-as-you-go cost of our consumable patches places us, with respect to the prospect of reimbursement and the related payment structure, in a position comparable to that of adjunctive pharmaceutical treatments, including branded adjunctive AEDs, which currently receive third-party reimbursement in many jurisdictions. Despite including the upfront cost of the eTNS device and the cost of daily patches for one year, eTNS treatment is more affordable than competing third-generation AEDs and device treatments for DRE. The graph below compares the one-year costs of two such AEDs, Vimpat and Potiga, and the one-year cost of eTNS treatment.

Adjunctive Epilepsy Treatment Options Comparison Chart. The table below summarizes the differences among various options for adjunctive treatment of DRE, based in part on published studies for each treatment. The following results are not based on data resulting from a head-to-head trial and are not direct comparisons. Different protocol designs, trial designs, patient selection and populations, number of patients, trial endpoints, trial objectives and other parameters that are not the same between the relevant trial lead to bias in the results causing comparisons of results from different trials to be unreliable. The FDA and the U.S. Federal Trade Commission, or the FTC, require comparison of data obtained in a head-to-head trial for any comparison of safety or efficacy of products. The comparisons we are making between eTNS and other products would not be permitted by the FDA to support an application for approval to market eTNS and the FTC would not permit such comparison in any advertising by us.

	eTNS	ADJUNCTIVE AEDS	VNS	RESECTIVE BRAIN SURGERY	DBS	RNS
Invasiveness	■ Non-invasive	■ Non-invasive	■ Invasive ■ Requires surgically accessing the vagus nerve in the neck	■ Invasive ■ Requires intracranial procedure ■ Only suitable for certain types of seizures	■ Invasive ■ Requires intracranial procedure	■ Invasive ■ Requires intracranial procedure ■ Only suitable for certain types of seizures
Efficacy Data (type of trial or study; sample size)	40% responder rate (1) (Phase II; 50 subjects)	33%-47% responder rate (2) (Phase III; 380+ subjects)	35% responder rate (3) (Pivotal; 196 subjects)	52% rate of seizure freedom (4) (Long-term outcomes post-surgery; 615 subjects)	40% median reduction in seizure frequency (5) (Phase III; 110 subjects)	43% responder rate (6) (Phase III; 191 subjects)
Primary Side Effects or Associated Risks	■ Skin irritation ■ Anxiety ■ Headache

■     Several have “Black Box Warnings” (7)

■     Dizziness

■    Nausea

■     Headache

■    Weight gain

■     Severe allergy

■    Sexual dysfunction

■     Depression

■    Suicide risk

■     Birth defects

■    Vision loss

■     Retinal abnormalities

■    Homicidal ideation

■     Skin color changes

■    Fatigue

■     Irritability

■    Aggression and hostility (8)

			■ Voice alteration ■ Cough ■ Vocal cord paralysis ■ Limits patient’s ability to undergo certain MRIs ■ Device-related infection	■ Memory impairment ■ Language impairment ■ Motor impairment ■ Post-operative depression ■ Intracranial bleeding ■ Infection	■ Memory impairment ■ Post-operative depression ■ Intracranial bleeding ■ Infection	■ Intracranial bleeding ■ Infection

(1)	Responder rate after 18-week acute treatment period. (DeGiorgio CM et al. Neurology 2013 Feb 26;80(9):786–91).
(2)	Responder rates based on 386-subject Fycompa trial (perampanel 12 mg) (French JA et al. Epilepsia 2013 Jan;54(1):117–25), 536-subject Potiga trial (ezogabine 900 mg) (Brodie MJ et al. Neurology 2010 Nov 16;75(20):1817–24) and 405-subject Vimpat trial (lacosamide 600 mg) (Chung S et al. Epilepsia 2010 Jun;51(6):958–67).
(3)	Responder rate at 12 months. (DeGiorgio CM et al. Epilepsia 2000 Sep;41(9):1195–1200).
(4)	Due to the nature of this treatment option, this figure does not reflect a responder rate but instead reflects the results of a study on the long-term outcome of surgery. (de Tisi J et al. Lancet 2011 Oct 15;378(9800):1388–95).
(5)	Responder rate was not reported in results of 110-subject Phase III trial. Subjects demonstrated a median reduction in seizure frequency of 40.4% after 12 weeks. (Fisher R et al. Epilepsia 2010 May;51(5):899–908).
(6)	Responder rate at 12 months. (Morrell MJ et al. Neurology 2011 Sep 27;77(13):1295-304).
(7)	The FDA requires the drug labels of each of Fycompa (perampanel), Potiga (ezogabine), Sabril (vigabatrin) and Lamictal (lamotrigine), among others, to include a boxed warning, the most serious type of warning FDA gives.
(8)	Side effects associated with individual adjunctive AEDs vary, and certain of the side effects presented above are rare.

Trigeminal Nerve Stimulation—Mechanism of Action in Epilepsy

Mechanism of action, or MOA, is the scientific rationale for how and why a therapy works. To understand the MOA of TNS, it is important to consider the concept of cortical excitability and how this relates to disorders such as epilepsy. Cortical excitability is a term used to characterize how easily neurons in the brain react to electrical or chemical stimulation. Multiple studies have shown that people with epilepsy have increased levels of cortical excitability, or “hyperexcitable brain networks,” meaning that abnormal electrical impulses can more easily spread in their brains and cause seizures. Other studies have shown that patients with newly-diagnosed epilepsy who begin AED therapy and become seizure-free demonstrate a decrease of cortical excitability while, in contrast, persistently elevated cortical excitability in these patients is associated with continued seizures and DRE.

Several convergent lines of evidence indicate that TNS decreases cortical excitability. For example, pre-clinical studies in healthy rats performed at the University of Pittsburgh demonstrated that TNS reduces baseline cortical excitability by keeping neurons in a refractory state where they temporarily cannot respond to electrical stimuli. It was also demonstrated that the magnitude of reduction in cortical excitability was dependent upon the frequency of stimulation, where frequency is measured in hertz, or cycles of electrical stimulation per second. Higher frequencies of greater than 100 hertz resulted in significantly greater decreases in cortical excitability than did lower frequencies, analogous to the dose-response curve of medications. These findings are complemented by additional pre-clinical work performed at Duke University in which investigators studied TNS in a rat model of epilepsy known as PTZ that is commonly used to identify new AED treatments prior to clinical testing in humans. These investigators demonstrated that TNS exerted a significant anti-seizure effect, and that the magnitude of the reduction in cortical excitability increased robustly when the therapy was delivered bilaterally, to both trigeminal nerves, and at frequencies greater than 100 hertz. This extends the evidence for a dose-response relationship on cortical excitability to include effects on seizures. We used these statistically-significant pre-clinical findings to help design our clinical studies of eTNS.

Additionally, studies of human research subjects receiving eTNS also support the concept that eTNS reduces cortical excitability. For example, investigators at UCLA, including Dr. Ian Cook, a Professor-in-Residence of Psychiatry and Biobehavioral Sciences and currently our Senior Vice President and Chief Medical Officer, conducted a neuroimaging study in humans receiving eTNS for the first time, and found that eTNS acutely and significantly reduced blood flow in regions of the brain associated with the initiation and propagation of seizures. A reduction in blood flow correlates with reduced baseline metabolic activity of neurons in that brain region. PET data also showed modulation of brain activity in the trigeminal receptive field, and no significant change in blood flow in the portion of the prefrontal cortex immediately adjacent to the external disposable patch. These findings indicate that TNS is acting through stimulation of the trigeminal nerve rather than direct penetration of the current into brain tissue. In addition, other studies utilizing electroencephalography, or EEG, data recorded electrical brain activity from individuals receiving eTNS for the treatment of seizures. In one report, an individual with status epilepticus, a life-threatening condition marked by continuous seizures, had persistent convulsions despite treatment with multiple AEDs and was placed in a medication-induced coma. After four days of adjunctive eTNS, his EEG showed a return towards a normal pattern of activity and he was subsequently taken out of the coma. He was eventually able to be released from the intensive care unit and discharged from the hospital. In a second report, the EEG of a patient with DRE showed frequent abnormal spike discharges (approximately four per minute) at baseline. Within minutes of introducing eTNS stimulation, these discharges decreased to about one and a half per minute, representing a 62.5% reduction. The data in both reports showed acute reductions in the abnormal electrical brain activity associated with epilepsy.

More recently, a study of five adults with DRE performed at King’s College London and presented in June 2014 demonstrated a statistically significant reduction in cortical excitability after 18 weeks of eTNS as adjunctive therapy. The purpose of this study was to determine if eTNS exerted effects on cortical excitability similar to those seen with successful use of AEDs. Two parameters of cortical excitability, short intracortical inhibition at two milliseconds and the cortical silent period, were measured before and after 18 weeks of adjunctive eTNS. The investigators found a decrease in the short intracortical inhibition from 116.3 to 69.5 (n=5, p=0.06) and a significant increase in the cortical silent period from 0.022 to 0.042 (n=5, p=0.05). Importantly, these findings reflect increased signaling in neuronal pathways employing gamma-aminobutyric acid, or GABA, the primary inhibitory neurotransmitter of the brain. GABA is also involved in the MOA of several commonly used AEDs such as benzodiazepines, barbiturates, and valproic acid.

Taken as a whole, these studies support a mechanism of action in which eTNS works by using the brain’s pre-existing pathways to decrease cortical excitability and inhibit the spread of abnormal electrical discharges that result in seizures. Furthermore, an increasing body of evidence suggests that the long-term anti-seizure effects of eTNS may be achieved in part by increased GABA activity, which is also known to mediate the effects of several of the most commonly used AEDs.

eTNS for Epilepsy—Clinical Studies

Phase I and II clinical trials of eTNS indicate responder rates comparable to published responder rates of invasive neuromodulation devices and those of adjunctive pharmaceutical treatments. For example, our 50-subject Phase II, double-blind randomized controlled trial of eTNS for DRE showed an increase in responder rate among patients in the treatment group from 17.8% at 6 weeks to 40.5% after 18 weeks of treatment. This increase in responder rate had a p-value of 0.01, indicating that there was a statistically significant improvement in responder rate among patients in the treatment group. Such difference in responder rate between the treatment and control groups approached, but did not achieve, the generally accepted standard for statistical significance of 0.05. P-values are a common statistical tool used to measure the probability that a result could be due to random chance. A p-value of 0.01 indicates that there is a 1% chance that the observed increase in the responder rate among patients in the treatment group could have occurred randomly, and not as the result of a true treatment effect. The standard for statistical significance is typically a p-value less than or equal to 0.05. P-values between 0.05 and 0.1 are commonly said to “approach” statistical significance. A key criteria for obtaining FDA approval of a medical product is demonstrating the safety and efficacy of the product to the FDA, which typically requires showing statistical significance.

The table below presents a summary of our clinical results to date based upon trials of eTNS as an adjunctive treatment for DRE. The table shows the responder rates from the Phase I and II trials, as well as the results of a retrospective sub-analysis of our Phase II data that was performed to determine optimal pivotal trial design which is described below under “—Retrospective Analysis of Phase II Results”. The p-values and number of patients in each study, represented by the letter “n”, are provided in parentheticals. Taken as a whole, these findings are encouraging, with responder rates of 42% in Phase I, 40.5% in Phase II, and 52.9% in our retrospective sub-analysis. The table also shows that the mean percentage change in seizure frequency, which is the primary endpoint of our pivotal trial, was -34.4% among patients in the sub-analysis of the Phase II trial.

eTNS FOR EPILEPSY—SUMMARY OF CLINICAL RESULTS TO DATE
Phase I Responder Rate at 6 months	Phase II Responder Rate at 18 weeks	Phase II Sub-Analysis Responder Rate at 18 weeks	Phase II Sub-Analysis Mean % Change in Seizures Phase III Primary Endpoint

42% (open label n = 12)	40.5% (p = 0.01 within group, p = 0.078 vs. control n = 42)	52.9% (p < 0.01 within group, p = 0.057 vs. control n = 26)	-34.4% (p < 0.001 within group, p = 0.029 vs. control n = 26)

We have also have initiated research collaborations with KOLs at leading European epilepsy centers. Results from this ongoing initiative were presented by a team of investigators from King’s College London and Hospital Universitario Fundación Jiménez Diaz in Madrid, Spain during the annual meeting of the European Congress on Epileptology held in Stockholm in June 2014. These independent investigators received eTNS devices and patches from NeuroSigma, but we did not provide financial support and did not have any input with respect to the design or conduct of the studies. Data from King’s College London showed a median reduction in seizure frequency of 38% among the 13 subjects that completed 12 weeks of therapy with eTNS and 29% among the 10 subjects that completed 18 weeks of therapy with eTNS. The group from Spain reported a mean reduction in seizure frequency of 22.3% in eight patients during weeks one to 12 and 43.4% in six patients during weeks 13 to 24 of the treatment period. Both groups reported minimal side effects, in line with the prior Phase I and Phase II data from the United States studies.

In clinical trials to date, eTNS has not shown the systemic side effects that may be associated with AEDs, nor the surgical risks associated with implantable devices. The Phase II clinical trial, as well as the preliminary data from King’s College, also indicates that our eTNS system may have positive effects on mood. Accordingly, the potential for

eTNS to improve mood in epilepsy patients, who often experience co-occurring depression, is in direct contrast to most AEDs and certain intracranial devices used to treat epilepsy, which are known to depress mood. If these findings are confirmed in our planned pivotal trial of our eTNS system as adjunctive treatment for DRE, we believe it will enhance the marketability of our system.

Phase I Trial of eTNS. The first trial of eTNS as adjunctive treatment for DRE was initiated in 2001 and conducted by Dr. Christopher DeGiorgio our Vice President, Neurology and a Professor of Neurology at UCLA. Fourteen subjects were enrolled to receive eTNS treatment for a minimum of 12 hours daily, and 12 subjects completed the three-month trial. The primary endpoint for this trial was mean percent reduction in seizure frequency after three months of eTNS treatment. eTNS was well tolerated, and there were no serious adverse events related to the device. There was a statistically significant decrease in average daily seizure frequency of 66% from 2.1 seizures per day to 0.71 seizures per day (p = 0.034) after three months of treatment. After six months, average daily seizure frequency was reduced to 0.92 seizures per day (p = 0.073), and after 12 months, average daily seizure frequency was 0.86 seizures/day (p = 0.058), which results approached, but did not achieve, statistical significance. Five out of 12 subjects, or 42%, experienced 50% or greater reduction in seizure frequency at the six and 12 month timepoints and at 12 months one subject had a greater than 90% reduction in seizure frequency, and remained seizure-free while using the eTNS system for over three years.

Phase II Trial of eTNS. A Phase II double-blind randomized controlled trial of eTNS as adjunctive treatment for DRE was initiated in March 2008. This multi-center trial was conducted at UCLA and USC. The objective was to obtain preliminary safety and efficacy data for eTNS under double-blind conditions and to explore the suitability of treatment and control stimulation parameters in preparation for a pivotal trial. Fifty subjects with two or more partial-onset seizures per month were enrolled and randomized to treatment (eTNS at high frequency) or control (eTNS at low frequency). Patients received therapy for 12 to 16 hours daily and were evaluated for changes in seizures and mood at six, 12 and 18 weeks. Key inclusion criteria for the Phase II trial were two or more complex partial or generalized tonic-clonic seizures per month for the last two consecutive months, and failure of adequate trials of a least two AEDs.

(1)	The treatment group consisted of 24 subjects. The control group consisted of 25 subjects.
(2)	The treatment group consisted of 23 subjects. The control group consisted of 19 subjects.
(3)	The treatment group consisted of 23 subjects. The control group consisted of 19 subjects.
(4)	The treatment group consisted of 17 subjects.
(5)	The control group consisted of 9 subjects.

Forty-two subjects completed the Phase II trial, and eTNS was well-tolerated. Side effects included skin irritation (14%), anxiety (4%) and headache (4%). Subjects in the treatment group had a statistically significant improvement in responder rate from 17.8% at six weeks to 40.5% at 18 weeks (p = 0.01). The increase in responder rate among patients in the treatment group was encouraging and is also typical of neuromodulation treatments for epilepsy where a significant increase in efficacy over time is observed. Among patients in the control group, 15.6% of subjects met responder criteria at 18 weeks versus 40.5% in the treatment group (p = 0.078). Such difference in responder rate between the treatment and control groups approached, but did not achieve, the generally accepted standard for statistical significance of 0.05. The Phase II trial also showed a decrease in median seizure frequency at the 12-week timepoint of 2.2 seizures per month among patients in the treatment group versus an increase of 0.1 seizures per month in the control group (p = 0.01 within group; p = 0.06 between groups). The decrease in median seizure frequency was statistically significant within the treatment group and approached but did not achieve statistical significance as compared to the control group. The decrease in median seizure frequency over the entire double-blind period was 1.4 seizures per month in the treatment group versus 0.5 seizures per month in the control group (p = 0.10 within group; p = 0.51 between groups), and such difference was not statistically significant. Variability in baseline seizure frequency and the ramp-up time necessary for eTNS to achieve full efficacy were the primary reasons that the p-value for the difference between the treatment and control groups was greater than the standard for statistical significance. In addition to the changes in seizure frequency, there was an observed improvement in mood, with subjects in the treatment group averaging a decrease of 8.13 on the BDI versus a decrease of only 3.95 among subjects in the control group (p = 0.02). A linear regression analysis demonstrated that improvements in mood were independent of changes in seizure frequency.

Retrospective Analysis of Phase II Results. In preparation for the pivotal trial of our eTNS system as adjunctive treatment for DRE, we analyzed the Phase II data to identify the most appropriate patient population, treatment duration and number of subjects. To reduce variability in the study population, we included only those subjects with greater than or equal to four and less than 60 seizures per month in our retrospective analysis. It should be noted that these inclusion criteria are consistent with those used in Phase III studies of other anti-epilepsy treatments. Additionally, we included a treatment induction phase whereby patients will receive treatment prior to measuring their seizures to account for the lag in efficacy that is typical of neuromodulation treatments for epilepsy. When we applied these modified criteria to our Phase II data, we observed a larger effect than was observed in the original study population and found a mean percent reduction in seizure frequency of 34.4% in the treatment group, versus an increase of 6.6% in the control group (p = 0.029). We used these results to identify the subject inclusion criteria and time-frame for the pivotal trial of our eTNS system for DRE and to guide our discussions with the FDA.

Pivotal Trial of eTNS. In December 2013, the FDA unconditionally approved our IDE application, allowing us to commence a pivotal trial of our eTNS system as adjunctive treatment for DRE. We expect to begin enrollment for the trial in late 2014. If data from the pivotal trial demonstrates the safety and efficacy of eTNS as adjunctive treatment for DRE, such data will serve as the basis for a PMA application for our eTNS system, which we intend to submit in the second half of 2016. We also expect to use this data to support our reimbursement efforts in all applicable jurisdictions. The pivotal trial has been conservatively designed and powered to detect, on a statistically significant basis, an effect size similar to that observed in the Phase II study. The trial will enroll up to 350 subjects at 30 centers throughout the United States, and will consist of an eight week baseline followed by a 16-week randomized, double-blind treatment period. We intend to begin enrolling subjects in late 2014, with anticipated completion of enrollment in late 2015. We estimate that completion of the trial will take approximately 18 months from the start of enrollment. We have selected our clinical research organization, or CRO, to assist with execution of the trial, and already have obtained human-subjects approval from our central institutional review board, and this approval is acceptable to most clinical sites that we expect to include in our trial. This estimate is based on using 30 sites with an average of one patient enrolled at each site per month. At this rate, enrollment will take approximately 12 months to complete, with an additional six months for the last patient to exit the trial. The primary endpoint for the trial will be the mean percent change in seizure frequency from baseline during weeks five to 16 of the double-blind treatment period, and the trial is powered to detect a 30% decrease in seizure frequency in the treatment group versus a 15% decrease in the control group. This endpoint achieved statistical significance in our retrospective sub-analysis of the Phase II trial described above. We are also considering the advantages and disadvantages of requesting that the FDA allow us to utilize an interim analysis with a sample size readjustment to the trial design. Advantages of the interim analysis with sample size readjustment are a potentially faster time to trial completion and a potentially higher probability of trial success. A disadvantage of the interim analysis with sample size readjustment is that we would incur a statistical penalty that would require us to achieve a higher standard of statistical significance than otherwise would be required for a successful trial. Secondary endpoints for the trial include responder rate, mood, health economics and quality of life. These secondary endpoints were selected to further support the findings of our previous trials. Of note, there was a statistically significant improvement in mood, as measured by the Beck Depression Inventory, or BDI, among subjects enrolled in the treatment group as compared to those enrolled in the control group (p = 0.02). In preliminary discussions, the FDA has indicated to us that statistically significant outcomes on the secondary endpoints of mood and quality of life could be used to support an expanded label for our eTNS therapy. We will include only patients experiencing four to 60 seizures per month, which is in line with other approved epilepsy therapies.

Expedited Access PMA. In April 2014, the FDA proposed draft guidance with respect to an EAP that, in its current form, contemplates a quicker path for companies to receive FDA approval to market “non-implantable” devices designed to treat “life-threatening or irreversibly debilitating diseases or conditions.” Now that the 90-day comment period with respect to the draft guidance has expired, the FDA will review the submitted comments and consider revisions. The FDA has not announced a date by which it anticipates finalizing the guidance. While we will consider meeting with the FDA concerning the EAP if it is implemented before we complete our PMA application, we will not delay commencement of our pivotal trial.

eTNS for Lennox-Gastaut Syndrome

In July 2014 enrollment began for a Phase I, open-label trial of eTNS as adjunctive treatment for Lennox-Gastaut Syndrome, or LGS. LGS is a rare brain disorder with childhood onset that is marked by three clinical features: (1) impaired intellectual functioning, (2) the presence of multiple seizure types and (3) a specific abnormality on electroencephalogram, or EEG. Current treatments for LGS are primarily focused on controlling seizures, but response is highly variable and such treatments may have limited success in treating seizure activity in some individuals. The Phase I trial of eTNS for LGS was initiated based on preliminary results from an independent investigator in Spain who treated three patients with LGS and found a mean reduction in seizure frequency of 24.3% after 24 weeks of use, as well as two patients enrolled in the Phase II trial of eTNS for DRE with a diagnosis of LGS who experienced a 53% and 58% reduction in seizure frequency, respectively.

The purpose of this Phase I trial is to obtain safety and efficacy data in this underserved population that may eventually serve as the basis for a humanitarian device exemption, or HDE. An HDE may be granted for a device that the FDA has designated as a humanitarian use device, or HUD, which is a medical device intended to treat a rare disease or condition that affects or manifests in less than 4,000 individuals annually in the United States. The FDA interprets this as fewer than 4,000 new cases of the disease or condition in the United States per year. For a device to qualify for review and approval under an HDE, there must be no comparable device (other than another HDE-approved device or a device under an approved IDE) available to treat or diagnose the disease or condition, and the manufacturer must explain why the device would not be available unless an HDE were granted. The annual incidence of LGS in the United States is estimated to be 2,085 new cases per year. The HDE process for our eTNS system begins with an application to the FDA for HUD designation, in which we must demonstrate that our eTNS system meets the HUD definition and we must also describe LGS, the proposed indications for use of our eTNS system, and the reasons why such a device is needed for the LGS patient population. If the FDA grants the HUD designation, we can then submit an HDE marketing application.

An HDE application is not required to contain the results of scientifically valid clinical investigations demonstrating that the device is effective for its intended purpose. In order to obtain HDE approval it must be shown that the device will not expose patients to an unreasonable or significant risk of illness or injury and the probable benefit to health from use of the device outweighs the risk of illness or injury from its use. We believe it is therefore possible that results from a relatively small open-label trial could be used to obtain HDE approval, allowing us to commence U.S. commercialization of eTNS for LGS potentially as early as 2015. It should be noted that the number of HDE-approved products labeled for pediatric use that can be sold for profit is limited to an annual distribution number, defined as the number of devices reasonably needed to treat, diagnose, or cure a population of 4,000 individuals in the United States. With respect to HDE-approved products, the population consists of patients ages 21 and younger. In addition to the restrictions on annual distribution, HDE-approved products generally may not be used unless the use is first approved by an institutional review board, or IRB.

Depression

MDD is a medical illness that is characterized by a combination of symptoms that interfere with a person’s ability to work, sleep, study, eat and enjoy once-pleasurable activities. Some people may experience a single episode of MDD in their lifetime, but more often a person may have multiple episodes. Common signs and symptoms of MDD include: persistent sadness, anxiety, pessimism, feelings of guilt, irritability, loss of interest in hobbies and other activities, fatigue, and insomnia. Further, these symptoms can often lead to thoughts of death or suicide and difficulties with concentration, memory and decision-making. The diagnosis of MDD is frequently made by a mental health professional, such as a psychiatrist, but may be made by a patient’s primary care physician.

Prevalence

In a given year, MDD affects approximately 6.9% of adults and children over the age of 14 in the EU, or the equivalent of 30.3 million people in 2010, according to a report from the ECNP and the EBC, approximately 4.0% of Canadian adults and children over the age of 10, or approximately 1.3 million people, according to data from the Canadian Community Health Survey, and approximately 4.1% of Australians over the age of 16, or approximately 963,000 people, according to a national survey conducted by the Australian Bureau of Statistics. In the United States, studies supported by the NIH indicate that an estimated 6.7% of adults, or approximately 16.1 million people 18 years and older, suffer from MDD in a given year. Further, according to data from the CDC’s National Health and Nutrition Examination Survey, MDD affects approximately 2.7% of children ages 8 to 15, or an aggregate of over 890,000 people, in a given year in the United States. In the NIH STAR*D trial, a multi-center trial with over 4,000 subjects, investigators found that approximately one-third of patients with MDD are resistant to conventional pharmaceutical treatment.

Current Depression Treatment Options

Medications for Depression. The most common treatment methods for a person diagnosed with depression are medication and psychotherapy. There are approximately three dozen medications approved by the FDA for managing depression. Commonly prescribed antidepressant medications include fluoxetine (Prozac), sertraline (Zoloft), paroxetine (Paxil), escitalopram (Lexapro), venlafaxine (Effexor), desvenlafaxine (Pristiq) and duloxetine (Cymbalta). While these drugs are effective for many patients, the NIH STAR*D study concluded that approximately two-thirds of subjects did not achieve remission after 12 to 14 weeks of treatment with a single medication, and approximately one-third of subjects did not achieve remission despite trying four medications over the course of the study. Thus there are large numbers of MDD patients for whom medication therapy is insufficient to alleviate their symptoms. The most common side effects associated with antidepressants include headache, nausea, insomnia, nervousness, agitation and sexual dysfunction. Another class of medication, the tricyclic antidepressants, also can cause side effects including sexual dysfunction, blurred vision and drowsiness. Despite the relative safety and popularity of one category of antidepressants called SSRIs, the FDA issued a public warning in 2004 about an increased risk of suicidal thought or behavior in children and adolescents taking antidepressant medications. Antidepressants may also be associated with potentially dangerous interactions with certain other medications.

Electroconvulsive Therapy (ECT). Electroconvulsive therapy, or ECT, is usually reserved for patients with MDD that threatens the life of the patient through suicidal impulses or when all other treatments have been exhausted. ECT involves running current through the brain of the patient at high voltages, typically two to three times per week for a total of six to 12 treatments. Typically, the patient is placed under general anesthesia and the therapy is administered by a psychiatrist and an anesthesiologist who are assisted by nurses and other medical staff. Common side effects of ECT include confusion, memory loss, nausea, muscle aches or spasms. This therapy can also impact the daily lives of patients, as they are generally directed not to drive while they are receiving ECT treatments. Studies into the efficacy of ECT have shown that it can be an effective therapy, with remission rates ranging from 35% to 73% one week after a course of ECT treatment. Despite this relatively high success rate, ECT is generally reserved as a last-line treatment due to its side effects, social stigma and overall disruption of patients’ lives.

Transcranial Magnetic Stimulation (TMS). Transcranial Magnetic Stimulation, or TMS, uses a strong, pulsed magnetic field to make electrical currents flow in brain tissue. These pulses cause nerve cells in the brain to fire, altering their patterns of activity and leading to improvements in the symptoms of depression. In 2008, the FDA approved a system for administering TMS for use in the management of treatment-resistant depression, or TRD. TMS must be administered at an outpatient treatment facility, and typically requires treatment five days a week, for a total of 20 to 30 treatments lasting 30-60 minutes each. Although no anesthesia is required, TMS has side effects including pain or discomfort in the scalp, and headache, and on rare occasions, TMS may induce a seizure. The rate at which subjects symptoms returned to a normal range, or remission rates, with TMS were approximately 35% in a post-FDA approval study, but as with all treatments for depression, a patient may experience symptom relapses and require another course of treatment. According to a study on the durability of TMS, 10 of 99 patients relapsed over the course of the 24-week study. Additionally, 38 of 99 subjects met criteria for symptom-worsening, although most such patients reachieved symptomatic benefit with adjunctive TMS. Reimbursement for TMS treatment currently varies as some insurers do not recognize TMS as an effective treatment for patients with MDD.

Vagus Nerve Stimulation (VNS). In 2005, the FDA approved VNS for use in treating MDD in limited circumstances. A double-blind study of VNS for depression showed a remission rate of 15% after 12 weeks, and 27% after one year. Since 1999, Medicare has covered VNS for patients with medically refractory partial-onset seizures for whom surgery is not recommended or for whom surgery has failed. However, in May 2007, the Centers for Medicare & Medicaid Services of the U.S. Department of Health and Human Services, or CMS, concluded that VNS is not covered for patients with TRD. CMS reaffirmed the non-coverage decision with regard to TRD in January 2013. Further, in 2009, the United Kingdom’s National Institute for Health and Clinical Excellence, or NICE, stated that there was insufficient evidence to support the safety and efficacy of VNS for treatment of TRD and required clinicians to undergo special audits prior to the procedure. As previously discussed in the section of this prospectus captioned “—Epilepsy—Current Epilepsy Treatment Options,” VNS produces notable side effects and involves high upfront costs.

Our eTNS System

As discussed above in the section of this prospectus captioned “—Epilepsy—Current Epilepsy Treatment Options,” our eTNS system is a non-invasive treatment with minimal reported side effects that is priced competitively with existing adjunctive treatment options. For these reasons and based on the data we have gathered thus far in Phase I and Phase II trials, we believe we are well-positioned to treat the MDD indication.

Depression Treatment Options Comparison Chart. The following table presents a summary of various options for the treatment of depression, all of which are adjunctive therapies except for antidepressant medications, which may be prescribed as monotherapy. The following results are not based on data resulting from a head-to-head trial and are not direct comparisons. Different protocol designs, trial designs, patient selection and populations, number of patients, trial endpoints, trial objectives and other parameters that are not the same between the relevant trial lead to bias in the results causing comparisons of results from different trials to be unreliable. The FDA and the FTC require comparison of data obtained in a head-to-head trial for any comparison of safety or efficacy of products. The comparisons we are making between eTNS and other products would not be permitted by the FDA to support an application for approval to market eTNS and the FTC would not permit such comparison in any advertising by us.

	eTNS	ANTIDEPRESSANT MEDICATIONS	ECT	TMS	VNS
Invasiveness	■ Non-invasive	■ Non-invasive	■ Involves passing a large electrical current through the brain, which is necessary to achieve efficacy	■ Non-invasive	■ Invasive ■ Requires surgically accessing the vagus nerve in the neck
Approximate Acute Remission Rate (type of trial or study; sample size)	36% (1) (Phase I; 11 subjects)	33% (2) (Post-approval; 4,041 subjects)	35% - 73% (3) (Post-approval; 90 subjects)	35% (4) (Post-approval; 85 subjects)	15% - 17% (5) (Open-label; 30-74 subjects)
Primary Side Effects and Associated Risks	■ Skin irritation	■ Headache ■ Nausea ■ Insomnia ■ Nervousness ■ Drowsiness ■ Blurred vision ■ Agitation ■ Sexual dysfunction ■ Several have “Black Box Warnings” (6)	■ Confusion ■ Memory loss ■ Nausea ■ Muscle ache or spasm ■ Driving restrictions	■ Headache ■ Scalp pain ■ Risk of seizure	■ Voice alteration ■ Cough ■ Vocal cord paralysis ■ Not MRI compatible ■ Device infection

(1)	Remission rate after 8 weeks. (Cook IA et al. Epilepsy and Behavior 2013 Aug;28(2):221–6).

(2)	Remission rate based on results at level 1 of the NIMH STAR*D trial, which employed four levels of treatment (12 weeks at each level) with assignment to a single drug in level 1 and randomization to single-agent or evidence-based combinations of medications at levels 2 through 4 for those who were still symptomatic. (Rush AJ et al. Depression and Anxiety 2011 28:521–524).
(3)	Remission rates varied one week after a course of ECT treatment based on width of electrical pulse and placement of electrode: ultrabrief bilateral ECT (35%); ultrabrief unilateral ECT (73%); standard pulse width bilateral ECT (65%); and standard pulse width unilateral ECT (59%). (Sackeim HA et al. Brain Stimul. 2008 Apr;1(2):71–83).
(4)	Remission rate after 6 weeks. (Connolly KR et al. J Clin Psychiatry 2012 Apr;73(4):e567–73). While a study of the durability of TMS demonstrated that 48% of remitters met the criteria for relapse or symptom-worsening within six months, it also demonstrated that 84% of these subjects reachieved symptomatic benefit with adjunctive TMS. (Janicak PG et al. Brain Stimul 2010 Oct;3(4):187–99).
(5)	Remission rate based on three open-label studies during 10-12 weeks of adjunctive VNS therapy. (Rush AJ et al. Biol. Psychiatry 2000 Feb 15;47(4):276–86; Sackeim HA et al. Neuropsychopharmacology 2001 Nov;25(5):713–28; Schlaepfer TE et al. Psychol. Med. 2008 May;38(5):651–61).
(6)	The FDA requires the drug labels of each of Viibryd (vilazodone HCI) and Brintellix (vortioxetine), among others, to include a boxed warning, the most serious type of warning FDA gives.

eTNS for Depression—Mechanism of Action

While the exact MOA of eTNS for depression and other neuropsychiatric disorders is not known, neuroimaging conducted by a team of researchers at UCLA led by Dr. Ian Cook, a Professor-in-Residence of Psychiatry and Biobehavioral Sciences and currently our Senior Vice President and Chief Medical Officer, suggest that the MOA of eTNS for depression and other neuropsychiatric indications may be related to its ability to increase activity in regions of the brain associated with mood, attention and executive control of behavior. Five adults with MDD receiving eTNS for the first time showed significant increases in blood flow to brain regions known to be involved in mood, attention and executive control of behavior.

eTNS for Depression—Clinical Studies

Phase I Clinical Trial. In 2008, Dr. Ian Cook, a Professor-in-Residence of Psychiatry and Biobehavioral Sciences at UCLA and now our Senior Vice President and Chief Medical Officer, commenced a Phase I trial of eTNS as adjunctive therapy for MDD. Eleven subjects, each of whose condition was not adequately controlled with his or her current medication, were enrolled in an eight-week trial to receive eTNS for a minimum of eight hours nightly while continuing on constant doses of their regular medication. All 11 subjects suffered from MDD and, before enrolling in the study, had tried an average of 5.2 different treatments in their current episode of depression, which had lasted an average of 66 months prior to enrollment. Changes in mood during the trial were assessed using four commonly used scales for measuring the severity of depression in clinical trials, the 17- and 28-item Hamilton Depression Rating Scales, or HDRS-17 and HDRS-28, respectively, the Quick Inventory of Depressive Symptomatology, or QIDS, and BDI. Assessments using these scales involve patients answering a series of questions about their symptoms. Results are then tabulated to generate a number, with higher numbers indicating greater symptom severity.

All 11 subjects completed the eight-week trial. eTNS was well-tolerated and there were no serious side effects. One subject reported skin erythema under electrode contact due to wearing device for greater than 12 hours because of oversleeping, and one subject reported mild headache. There was an average improvement in symptom severity of 51% on the HDRS-28 with similar improvements observed on the following scales: HDRS-17 (symptom severity improvement of 50%); the QIDS (symptom severity improvement of 50%); and the BDI (symptom severity improvement of 58%). Six of the 11 subjects (54.5%) showed at least 50% improvement in symptoms, and four of the 11 subjects (36.4%) had remitted, or returned to wellness on the HDRS-17. At the first assessment visit after two weeks, subjects already showed a statistically significant average decrease in symptom severity on each of the four scales measured, and this improvement continued over the entire eight-week trial. In addition to improvements in depression, there were also statistically significant improvements in quality of life, with average scores on the Quality of Life Enjoyment and Satisfaction Questionnaire improving from 35.2 at baseline to 46.0 at week eight (p = 0.015). Based on the data above, we received CE mark approval in the EU as adjunctive treatment for MDD for adults and children nine years and older, and a Health Canada license to market our eTNS system for MDD and TRD for adults and children nine years and older. Accordingly, our eTNS system is now available to be prescribed by physicians in the EU and Canada.

Phase II Clinical Trial. Based on the results of the Phase I trial, a 40-subject Phase II study of eTNS as adjunctive therapy for MDD was launched in February 2011 with an expected completion in the second half of 2014. The purpose of this double-blind randomized controlled trial, which is ongoing, is to obtain preliminary safety and efficacy data for eTNS at a series of different stimulation parameters or “doses.” This dose-finding study will allow us to better-understand the effects of different eTNS treatment regimens and to more effectively plan a large, multi-center pivotal trial of eTNS as adjunctive therapy for MDD. Pending the results of the ongoing Phase II trial, we anticipate commencing enrollment for a Phase IIb trial to verify our findings in a larger patient population prior to commencing a Phase III pivotal trial.

Additional Pipeline Indications for eTNS

Functional neuroimaging data suggests that the mechanism of action of TNS may be effective for the treatment of indications other than DRE and depression. We have completed Phase I studies of eTNS for the treatment of ADHD and PTSD, and expect an investigator-initiated Phase I trial for TBI to begin in late 2014.

Attention Deficit Hyperactivity Disorder

ADHD is one of the most common childhood neuropsychiatric disorders. The average age of onset is seven years old, and ADHD can persist into adolescence and adulthood. Children with ADHD may have trouble paying attention, controlling impulsive behaviors or be overly active. Children with ADHD can struggle with low self-esteem, troubled relationships and poor performance in school. Data from the CDC indicates that 5.9 million children between the ages of three and 17 have been diagnosed with ADHD in the United States alone. According to an expert white paper supported by the EBC and the Global Alliance of Mental Illness Advocacy Networks—Europe, ADHD is estimated to affect approximately one in 20 children and adolescents across Europe, or approximately 4.0 million people in the EU. Further, data from the Canadian Community Health Survey indicates that one in 17 children and adolescents in Canada, or approximately 340,000 people, suffer from ADHD, and data from the Child and Adolescent Component of Australia’s National Survey of Mental Health and Wellbeing indicates that approximately 300,000 children and adolescents suffer from ADHD in Australia.

ADHD is currently treated with stimulant medications such as Ritalin and Adderall, psychotherapy, or a combination of these treatments. Between 70% and 80% of children with ADHD respond positively to these stimulant medications, but these medications can cause side effects such as anxiety, irritability, sleep problems, headaches, decreased appetite and mild stomachaches. A review released by the FDA in March 2006 also found a slight increased risk for medication-related psychiatric problems, even in patients without a history of these psychiatric problems. Finally, a study funded by the NIMH showed that ADHD medications may elevate a child’s heart rate. Despite these side effects, an estimated 2.5 million children in the United States take medication for ADHD. Because certain stimulant medications are related to drugs that have abuse potential, such as amphetamines, many parents are resistant to long-term use of these medications and are increasingly open to “non-pill” solutions.

In April 2013, we completed a Phase I clinical trial of eTNS for ADHD. This trial enrolled 24 children ages seven to 14 to receive a minimum of eight hours of eTNS nightly for eight weeks. Importantly, eTNS was used as a monotherapy for this study, and subjects were not administered any medications for their ADHD symptoms. eTNS was well tolerated and no serious adverse events occurred during the trial. Four children reported headaches (with two characterized as related or possibly related to eTNS) and one reported temporary eye twitching. Twenty-two of the 24 subjects enrolled completed the eight-week study. ADHD symptom severity was assessed using the clinician-

rated ADHD Rating Scale, or ADHD-RS scale, and showed a mean improvement of 47% after eight weeks of eTNS. The ADHD-RS scale is composed of two subscales that measure different aspects of ADHD. These are the inattentive, and the hyperactive/impulsive scales. Significant improvements were observed on both subscales during the duration of this trial. Similar improvements were observed on parent and subject ratings of ADHD symptoms, including substantial improvements in sleep. In addition, computer-based cognitive testing demonstrated statistically significant improvements in reaction time and in working memory.

We believe the results of the study warrant progressing to a larger double-blind Phase II clinical trial. The NIH has awarded UCLA a grant that funds a Phase II 90-subject pediatric clinical trial at UCLA focused on the use of our eTNS system for the treatment of ADHD. This Phase II clinical trial will evaluate eTNS as monotherapy, under double-blind conditions, in up to 90 children, ages eight to 12, in a four-week randomized clinical trial conducted at UCLA. NeuroSigma will provide eTNS systems to UCLA in support of the trial. We anticipate that this trial will commence in the second half of 2014, with expected completion in 2015. We also plan to seek an amendment to our CE mark approval in the EU and our Health Canada license to include approval to market our eTNS system for the treatment of ADHD. Additionally, we are considering whether we should explore the possibility of pursuing FDA authorization to market our eTNS system for the treatment of ADHD via the de novo 510(k) process.

Post-Traumatic Stress Disorder

PTSD is an anxiety disorder that can develop after exposure to a traumatic or terrifying event in which serious physical harm occurred or was threatened. Patients with this illness commonly report difficulty sleeping, nightmares, persistent frightening flashbacks of the traumatic event, sudden outbursts of anger or anxiety, feeling detached or numb, avoidance of people or places that are reminders of the experience, as well as many other debilitating reactions. Patients suffering from PTSD are also at a higher risk of other mental health problems and certain medical illnesses, such as depression, drug abuse, alcohol abuse, eating disorders, suicidal thoughts and actions, cardiovascular disease, chronic pain, autoimmune diseases and musculoskeletal conditions. According to the Nebraska Department of Veterans’ Affairs, an estimated 7.8% of Americans (18.7 million people) will experience PTSD at some point in their lives and about 3.6% of U.S. adults aged 18 to 54 (5.2 million people) have PTSD during the course of a given year. The EU contribution to the World Mental Health Surveys Initiative, Veterans Affairs Canada and the Australian public health organization Beyondblue report approximate PTSD lifetime prevalence rates of 3.4% in the EU, 9% in Canada and 12% in Australia, respectively. Given these prevalence rates and recent population data, approximately 14.0 million, 2.5 million and 2.1 million people in the EU, Canada and Australia, respectively, will suffer from PTSD in their lifetime. The standard treatments for people with PTSD are psychotherapy, medication or both. Medications frequently used to treat PTSD include antidepressants and Prazosin; but they are generally of limited effectiveness.

A Phase I study of eTNS as adjunctive treatment for PTSD and co-morbid depression was initiated in April 2011. Twelve adults ages 31 to 59 with severe, long-standing PTSD and depression were enrolled to receive eTNS for eight weeks. Patients wore the eTNS system for a minimum of eight hours nightly and continued to take their regular medications. Symptoms were assessed every two weeks using the PTSD Patient Checklist, or PCL, and the HDRS-17. At the end of the eight week trial, the severity of PTSD symptoms had significantly declined by an average of 47%, with 42% of subjects having at least a 50% reduction in PTSD symptom severity on the PCL. Depression scores on the HDRS-17 fell by 55% on average, with six of 12 subjects responding and three of 12 subjects remitting. Scores on the Quality of Life Enjoyment and Satisfaction Questionnaire also showed a significant improvement, indicating that there was a real-world benefit in addition to direct symptom relief. The U.S. Army has awarded a grant to independent investigators at UCLA to fund a Phase II 74-patient trial focused on the use of our eTNS system as adjunctive treatment for PTSD, and our goal is to commence such trial in the second half of 2014. We also plan to seek an amendment to our CE mark approval in the EU and our Health Canada license to include approval to market our eTNS system for the treatment of PTSD.

Traumatic Brain Injury

TBI is a condition that arises after mechanical injury to the brain. According to the CDC, an estimated 5.3 million Americans currently live with TBI-related disability, with an annual total cost estimated at $76.5 billion in 2010, including $11.5 billion in direct medical costs and $64.8 billion in indirect costs such as lost wages, lost productivity, and nonmedical expenditures. The Department of Defense has reported approximately 200,000 cases of TBI in military personnel between 2000 and June 2010. According to data from the EBC, the Canadian Community Health Survey and the Australian Institute of Health and Welfare, approximately 3.6 million people in the EU, approximately 144,000 people in Canada and approximately 25,000 people in Australia suffer from TBI, respectively. While many individuals recover fully, approximately 15% to 34% of individuals with mild or moderate TBI have persistent symptoms that may interfere with their return to work or school, including difficulties with memory, decision making, attention, movement, and emotional functioning. These issues not only impact the injured individuals, but also can have lasting effects on their families and communities.

In August 2014, we entered into a Cooperative Research and Development Agreement, or CRADA, with the U.S. Department of Veterans Affairs pursuant to which they will conduct a Phase I clinical trial evaluating eTNS for patients with TBI. Under the CRADA, we are supplying eTNS systems for use in this investigator-initiated trial. Neuroimaging data from our earlier PET scan study suggest that eTNS can influence the activity of certain brain areas associated with the cognitive functions that are disrupted in TBI, and this effect may be able to help address cognitive impairments. This study, which is expected to begin in late 2014, will gather evidence related to this hypothesis. Pending the results of this Phase I trial, we intend to continue to pursue regulatory approval to market our eTNS system for the treatment of TBI.

Products; Product Pipeline

The Monarch eTNS System

Our eTNS system has the following components:

Pulse Generator

The pulse generator, which is approximately the size of a cell phone, is a signal generator that delivers mild electrical pulses with preprogrammed stimulation settings through lead wires to patches placed on the forehead. The pulse generator is composed of a printed circuit board and LCD screen sealed within a plastic case. Standard components are assembled on the circuit boards using surface-mount technology. The assembled circuit boards are then tested and mounted in the plastic case with the LCD screen. The case also contains a socket for a rechargeable, lithium-polymer nine-volt battery that is used to power the system. The device header contains two receptacles where the lead wires are inserted prior to starting a therapy session, and the LCD screen displays the user interface that allows the patient to interact with the system and adjust the current that it delivers to a comfortable level.

Single-Use Patches

Our single-use adhesive patch is the conduit of the electrical pulses that are delivered to the branches of the trigeminal nerve in the forehead. This proprietary patch is designed to stimulate the four main trunks of the trigeminal nerve, and the dimensions and shape of the patch have been refined to ensure appropriate stimulation. The patch is a disposable item that is meant to be replaced before each treatment session to ensure appropriate adhesion and electrical contact with the skin. Given that skin irritation at the site of the patch was the most common adverse event reported in our Phase II study, we have since redesigned the chemical composition of the conductive gel used in our adhesive patch. An ongoing open-label trial of our new adhesive patches suggests that the incidence of this side effect has been reduced. We will seek to confirm this finding in the pivotal trial.

Lead Wires

The lead wires conduct the electrical signal from the pulse generator to the patches.

The stimulation parameters are a 30-second “stimulus on” period followed by a 30-second “stimulus off” period. Our eTNS system is preprogrammed with proprietary stimulation features including the frequency, pulse width, duty cycle, and voltage ramp (which provides the ramp up and ramp down of the electrical current). For ease of use, the treating physician prescribes a device with preprogrammed stimulation settings and the duration of the nightly treatment, and the patient only needs to adjust the intensity of stimulation. Stimulation is typically described as a tingling sensation and most patients elect to receive the therapy at night while they are asleep.

Second Generation eTNS System

We are in the initial stages of developing a second generation of our eTNS system. Preliminary designs include a wire-free, rechargeable pulse generator that is directly affixed to the single-use patch, thus eliminating the need for lead wires and further increasing the ease-of-use. The proprietary patches would still be replaced daily to ensure maximum adhesion and therapeutic benefit. Preliminary designs also include a timer so that the patient can set the duration of the treatment session. Our goal is to complete development of the second generation eTNS system in 2015, with market launch in mid-2016. If we receive FDA approval to market our eTNS system in the United States, we thereafter plan to launch the second generation eTNS system in the United States.

Similar to our first generation system, the second generation pulse generator would deliver high-frequency bilateral stimulation to the trigeminal nerve located near the surface of the skin on the forehead. We believe that a wire-free device will increase patient comfort, convenience and compliance. Furthermore, if the supervising doctor finds it beneficial and the patient is interested, our second generation device could be more comfortably worn during the daytime while the patient is taking part in normal daily activities. Because this form factor is well suited to high-volume manufacturing, we anticipate that the second generation system will afford greater margins, more in line with a pharmaceutical gross margin profile.

sTNS System

We are also designing and developing a subcutaneous TNS system for patients who have responded to eTNS and prefer an implantable system. Patients suffering from DRE often face the prospect of undergoing invasive surgery or procedures without any assurance that they will have the desired therapeutic response to such treatments. We believe our eTNS system will provide patients with the opportunity to utilize our non-invasive eTNS treatment as a screening tool to determine whether TNS will have the desired therapeutic outcome prior to electing to undergo the minimally-invasive sTNS procedure. A similar screening procedure has been used in the field of spinal cord stimulation where patients must first demonstrate pain relief with temporary electrodes that are inserted through the skin prior to implantation of the actual device. We plan to commence a Phase I trial of sTNS for the adjunctive treatment of DRE in 2015.

Preliminary findings suggest that the implantation of our sTNS system will be a procedure capable of being performed by a general surgeon. Other advantages of sTNS include freedom from the daily eTNS treatment regimen and the opportunity to undergo continuous stimulation. In addition, because the patient is relieved of any daily responsibility to apply and activate the device, compliance may be improved. We expect sTNS to be primarily used by patients suffering from DRE.

In January 2013, the NIH awarded us a grant that provides up to $3.6 million in milestone-based funding to accelerate the development of our sTNS system. We began using the initial amounts available under the grant in February 2013 and through June 30, 2014, we had utilized $152,814. We expect to utilize the remaining milestone-based funding as we perform the underlying research and development activities through January 2018. The amounts that can be used under this milestone-based funding are subject to the availability of funds by the NIH in future periods and satisfactory research and development progress. Required remaining milestones include fabricating and testing prototypes and conducting pre-clinical animal studies and human clinical trials. We anticipate that our sTNS system will be composed of an implantable pulse generator and a custom subcutaneous lead designed to deliver high-frequency bilateral stimulation to the trigeminal nerve located near the surface of the skin on the forehead. The pulse generator would be implanted in the chest wall near the collarbone, and the sTNS electrodes would be implanted underneath the skin of the forehead using a procedure designed to achieve a desirable cosmetic outcome.

Clinical Trial Process

We contract with clinical trial sites and clinical investigators to conduct our clinical trials. Generally, we contract with clinical trial sites to screen and enroll subjects, provide subjects with equipment and training, conduct in-clinic studies, prepare subjects report forms and collect and aggregate trial data. Clinical trial site fees generally include a set-up fee, a per-subjects trial management fee and an overhead charge. We contract with clinical investigators to implement our trial protocol, secure IRB approval, supervise the staff who instruct the subjects in the use of our eTNS system and who perform assessments of the subjects, and generally ensure that the study is conducted in a safe and ethical manner. Our contracts with clinical trial sites and clinical investigators require that the parties comply with regulations and guidelines issued for the type of study being performed. To date, we have contracted with UCLA for all of our clinical trials. We have selected a CRO to assist with execution of the upcoming pivotal trial evaluating our eTNS system as adjunctive treatment for DRE.

Manufacturing and Procurement

We rely upon third parties to manufacture the components of our eTNS systems. Our principal suppliers are the manufacturer of our pulse generators, Ito Co., Ltd. and the manufacturer of our patches, Lead Lok, Incorporated. After we receive the parts for our eTNS system, and we then test and package our eTNS systems at, and ship them from, our Los Angeles facility.

We purchase our standard components manufactured to our specifications from single-source manufacturers. These single-source manufacturers are established manufacturers of medical device components with significant experience. We do not have long-term agreements with any of these suppliers. In June 2012, we received ISO 13485: 2003 certification, indicating that we operate a Quality Management System for the design, manufacturing and distribution of our eTNS system for the treatment of neurological and neuropsychiatric disorders.

We own the intellectual property rights to both the technology and the manufacturing process that are specific to our eTNS system components and therefore, if necessary, could either switch manufacturers or contract with additional manufacturers. However, due to the custom nature of our components and FDA restrictions on changes in the manufacturing process of approved products, it may be difficult to quickly establish additional or replacement suppliers for our single-source components. Certain components of our eTNS system, including the battery charging station, the nine-volt battery and system packaging, are easily obtainable from other sources.

We believe that our current suppliers will have sufficient capacity to meet the projected demand for our products at least through 2015. Our pulse generator manufacturer has the capacity to produce approximately 10,000 units per month, and the manufacturer of our single-use patches can produce millions of patches on an annual basis. However, we may need to contract with additional vendors as our sales increase, and we plan to obtain additional sources for our products to develop supply chain adequate to sustain manufacturing beyond the first year of commercial production.

Commercialization Strategy

Our targeted marketing strategy includes raising awareness, trial and usage of our eTNS system through educating and training KOLs and clinicians at academic medical centers. After receiving the required regulatory approval, we began commercializing our eTNS system in the EU and Canada in the first half of 2013, and in Australia in March 2014, through meetings with KOLs and clinicians, including dedicated epilepsy specialists at academic medical centers, which has triggered initial patient trials and sales. We also market our eTNS system through our web site to patients in areas where we have received marketing approval. In addition to such direct selling activities, we facilitate and support peer-to-peer interactions such as symposia, conference presentations, and patient support groups to provide experienced clinicians and patients the opportunity to share their perspectives on our eTNS system with others. We encourage investigators to present and publish their findings relating to our eTNS systems. We believe that referrals by physicians, nurses and educators, together with self-referrals by patients and caregivers, will drive initial adoption of our eTNS system. We seek to foster grass roots patient demand by aligning with patient advocacy groups, providing online access to neurologists treating with eTNS and supporting nurse educators. We are also seeking approval from third-party payers for reimbursement of the cost of eTNS treatment in key jurisdictions where our system has received regulatory approval to facilitate early patient access. In several markets, we anticipate early regional coverage rather than national coverage. Our ultimate goal is to establish reimbursement policy with both government payers and private insurers to promote broad adoption of our eTNS technology. To this end, we have designed our pivotal trial to demonstrate not only the safety and efficacy of eTNS as adjunctive treatment for DRE, but also to show that eTNS may improve patient quality of life and mood. If consistent with positive results of previous trials, the data from this pivotal trial will be used to demonstrate that, with respect to seizure control, patient quality of life and economic value, eTNS compares favorably with the current standard of care. One of the objectives of these efforts is to support development of favorable reimbursement policy in our target markets.

We do not yet have our sales, marketing and distribution infrastructure in place and have limited experience in the sale, marketing and distribution of medical devices. However, we plan to adopt a direct sales model by building a commercial infrastructure in territories where it is economically feasible. In select territories, we may use third parties to distribute our eTNS system through co-promotion and various other third-party arrangements. We anticipate that we may more efficiently penetrate certain markets pursuant to such third-party arrangements. We expect that the development of a capable sales, marketing and distribution infrastructure will require substantial resources and investment.

Initially, we plan to focus our commercialization efforts on DRE. The large patient population with DRE is treated by a relatively small number of specialist physicians. For example, data from IMS Health Incorporated indicates that approximately 3,800 neurologists were responsible for approximately 87% of the prescriptions written for the top three AEDs in the United States in 2013. Similarly, in the United Kingdom and Australia, a small number of tertiary medical centers provide care for the DRE population. Based on this data, we believe we can address a significant portion of this patient population with a targeted sales and marketing infrastructure. Commencing in the second half of 2014, we plan to commence the establishment of our medical affairs function in the EU, Canada and Australia to target epilepsy specialists and neurologists in each territory. One of the primary responsibilities of our medical affairs function will be to oversee observational trials at major epilepsy centers in these territories to generate “in-territory” data in support of our activities to secure reimbursement. Subsequent to establishing our medical affairs function we will commence development of a direct sales force in the EU, Canada and Australia. In 2015 and beyond, we intend to target psychiatrists and the primary care physicians who focus on neurological and neuropsychiatric disorders, beginning with major markets in the EU and Australia. We also plan to eventually develop a direct sales force in certain territories where we have received marketing approval to treat depression to target select psychologists, psychiatrists and primary care physicians with a large number of depression patients. In advance of our full commercial launch, we are raising awareness of our eTNS system through educating and KOLs and clinicians at academic medical centers in the EU, Canada and Australia. We are also seeking approval from third-party payers for reimbursement of the cost of eTNS treatment in key markets where our system has received regulatory approval, which we believe will remove barriers to adoption and thus drive greater sales volume.

If we obtain FDA approval to market our eTNS system as adjunctive treatment for DRE, we also intend to employ a direct sales force and medical affairs function in the United States. According to the National Association of Epilepsy Centers there are approximately 200 level 3 and level 4 epilepsy centers in the United States that provide comprehensive epilepsy care. These epilepsy centers will be the initial focus of our sales and marketing efforts. We plan to expand to community neurologists as eTNS gains acceptance. As a result, we believe a direct, highly-specialized and focused sales force will be effective for us to reach our target market for epilepsy. If we obtain FDA approval to market our eTNS system as adjunctive treatment for MDD, we intend to develop an additional sales force in the United States to target select psychologists, psychiatrists and primary care physicians with a large number of depression patients.

Intellectual Property

Our TNS technology originated at UCLA, an academic center for neuroscience research, and we have since further developed the TNS intellectual property and know-how. We hold a broad portfolio of intellectual property relating to TNS in the EU and the United States through in-licensing from UCLA as well as through development of our own intellectual property.

Protection of our intellectual property and proprietary technology is a strategic priority for our business. We rely on a combination of patent, trademark, copyright and trade secret laws along with institutional know-how and continuing technological advancement, to develop and maintain our competitive position. Our ability to protect and use our intellectual property rights in the continued development and commercialization of our technologies and products, and prevent others from infringing our proprietary rights, is crucial to our continued success. We will be able to protect our products and technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights, or are effectively maintained as trade secrets, know-how or other proprietary information.

Our patent portfolio includes rights to patents and patent applications that we own, whether wholly-owned or co-owned, or we license from others. We have the exclusive rights to a large portfolio of pending TNS-related U.S. patent applications and their foreign counterparts. We aggressively seek patent protection in the United States and internationally for our products and technologies where and when we believe it is appropriate. Issued U.S. patents have a term that extends from issuance to approximately 20 years from the earliest effective priority date. The actual protection afforded by a foreign patent, which can vary from country to country, depends on the type of patent, the scope of its claims and the availability of legal remedies in the country. We have filed patent applications in eight countries and regions including the United States, Australia, Brazil, Canada, Europe, Japan, Korea, and Mexico. We have three PCT applications pending and 45 applications for which the patents have not yet been issued, of which at least seven are in the United States. We have three issued patents, two of which are entitled “Devices, Systems And Methods For Treatment Of Neuropsychiatric Disorders” (US 8,380,315 and US 8,700,164) and one of which is entitled “Systems, Devices and Methods for Treatment of Neurological Disorders and Conditions” (US 8,688,220). The earliest of our patents, US 8,380,315, does not expire until 2030.

The following patents and patent applications relate to our TNS technologies:

PATENT AND PATENT APPLICATION NUMBERS (INCLUDING PENDING AND EXPIRED APPLICATIONS)	EXPECTED EXPIRATION DATE (ABSENT ANY PATENT TERM ADJUSTMENT)	DESCRIPTION
US 61/354,641, US 61/305,514, US 61/289,829, US 61/248,827, US 8,380,315, US 12/898,685, US 12/898,696, US 8,688,220, US 8,700,164, AU 2010303589, BR 11 2012 008038 5, CA 2,776,697, EP 10822566.5, JP 2012-533258, KR 10-2012-7011819, MX/A/2012/004052, AU 2010303588, BR 11 2012 008033 4, CA 2,776,696, EP 10822565.7, JP 2012-533257, KR 10-2012-7011818, MX/A/2012/004051, AU 2010303583, BR 11 2012 008029 6, CA 2,776,693, EP 10822560.8, JP 2012-533255, KR 10-2012-7011816, MX/A/2012/004053, AU 2010303586, BR 11 2012 008028.8, CA 2,776,694, EP 10822563.2, JP 2012-533256, KR 10-2010-003-2-LA, MX/A/2012/004050, KR-10-2012-7011817, US 14/196,990, US 14/252,658 and foreign applications in certain jurisdictions claiming priority to PCT/US2010/051544, PCT/US2010/051542, PCT/US2010/051545, PCT/US2010/051539	October 5, 2030	Directed to TNS systems and methods using both cutaneous and subcutaneous electrodes
US 61/418,382, US 13/990,348, EP 11844592.3, CA 2,819,346 and foreign applications in certain jurisdictions claiming priority to PCT/US2011/062714	November 30, 2031	Directed to a pulse generator for TNS applications
61/445,505, US 61/423,011, US 61/440,784, US 61/479,787, US 13/994,541, AU 2011343763, EP 11849085.3, CA 2,821,981, JP 2013-544759, KR 10-2013-7018221 and foreign applications in certain jurisdictions claiming priority to PCT/US2011/065002	December 14, 2031	Directed to TNS systems and methods to treat a variety of medical disorders using cutaneous electrodes
US 61/440,802, US 61/445,454, US 61/479,779, US 61/423,008, US 13/994,512, EP 11849890.6, CA 2,821,721, JP 2013-544760 and foreign applications in certain jurisdictions claiming priority to PCT/US2011/065003	December 14, 2031	Directed to TNS systems and methods to treat a variety of medical disorders using subcutaneous electrodes
US 61/620,879, and (yet to be filed) foreign applications in certain jurisdictions claiming priority to PCT/US2013/035499	April 5, 2033	Directed to methods and systems for implanting the electrodes as well as adaptations for the electrode attachment after implantation
US 61/707,859 and (yet to be filed) foreign applications in certain jurisdictions claiming priority to PCT/US13/062749	September 30, 2033	Directed to cutaneous electrode for TNS therapy
US 61/815,718 and (yet to be filed) foreign applications in certain jurisdictions claiming priority to PCT/US2014/035347	April 24, 2034	Directed to application of TNS for modulating autonomic nervous activity and also to an integrated cutaneous electrode/pulse generator/and battery combination

We also rely on other forms of intellectual property rights and measures, including trade secrets and nondisclosure agreements, to maintain and protect proprietary aspects of our products and technologies. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

In July 2010, we entered into an exclusive license agreement with UCLA. Pursuant to this agreement, as amended, UCLA granted us a worldwide exclusive license under certain patents and patent applications generally relating to transcutaneous and subcutaneous bilateral neurostimulation for the treatment of neuropsychiatric and neurological disorders. We are obligated to use commercially reasonable efforts to develop and commercialize one or more licensed products, and thereafter make licensed products reasonably available to the public. We must also achieve specified milestone events, such as enrolling the first subject in a company-sponsored clinical trial, and regulatory approval to market the product candidate, by specified dates. The license provides the flexibility of switching certain milestone timelines provided that we notify UCLA in writing. Additionally, the license provides that we may extend the milestone timelines under certain circumstances, by making a payment of $10,000 to UCLA and in such event, any later-occurring milestones will be similarly extended. The milestone timelines may also be extended pursuant to a written amendment to the license agreement for certain delays caused by the FDA or its EU equivalent. If we materially breach this agreement, then UCLA may give written notice of the default to us. We will then have a 90-day period from the effective date of such notice of default to entirely cure such default, and this 90-day period may be extended up to a maximum of 120 additional days if we provide to UCLA written bona fide good faith evidence that by using commercially reasonable efforts such default is not susceptible to repair within such 90-day period. However, failure to cure by the required timeframe does not result in a monetary penalty or obligation, other than as may result from the underlying breach. The license agreement further requires that we pay UCLA royalties on aggregate worldwide net sales, which include sales by sublicensees. The royalties are set at 0.5% to 1.5%, with set minimum annual royalties ranging from $5,000 to $45,000 per year, beginning with the first commercial sale of a licensed product, and our royalty payment obligation is offset by a portion (up to 33%) of payments made to a third party in consideration for patent rights in order to commercialize a licensed product. Upon achievement by us or our collaboration partners of specified clinical, regulatory and commercial events, we must also make contingent payments to UCLA totaling up to $165,000 for each TNS product candidate. As of the date of this prospectus, we were not obligated to make any milestone payments required by the license agreement. During 2014, we expect to enroll the first patient in a company-sponsored clinical trial, which would require us to pay a milestone payment of $15,000. We do not expect to be required to make any further milestone payments prior to December 31, 2014. We must also reimburse UCLA for all costs related to the prosecution and maintenance of the licensed patents rights, and must also pay UCLA a percentage, ranging from the mid-single digits to the low-mid double digits, of any consideration we receive from sublicensees.

The license agreement remains in effect until expiration or abandonment of all issued patents and filed patent applications within the rights licensed to us under the agreement. The agreement will be null and void if we assign the agreement or any of our rights or obligations thereunder in connection with a change of control and the proposed assignee fails to agree in writing to be bound by the terms and conditions of the agreement. UCLA may terminate the agreement if we materially breach the agreement and fail to cure such breach. UCLA may convert our license to a nonexclusive license, terminate our exclusivity on a field-by-field basis or terminate the agreement in its entirety if we fail to achieve certain milestones by specified dates. We may terminate the agreement for convenience upon three months’ prior notice.

Government Regulation

Our products are medical devices subject to extensive and ongoing regulation by the FDA and regulatory bodies in other countries. The Federal Food, Drug and Cosmetic Act, or FDCA, and the implementing regulations of the FDA govern product design and development, pre-clinical and clinical testing, premarket clearance or approval, product manufacturing, product labeling, product storage, advertising and promotion, product sales and distribution, and post-market clinical surveillance. We currently have the necessary regulatory approval to market our eTNS system in the EU as adjunctive treatment for epilepsy and MDD, in Canada for DRE, MDD and TRD for adults and children nine years and older and in Australia as adjunctive treatment for DRE for adults and children nine years and older. At this time, we do not have the necessary regulatory approval to market our eTNS system in the United States.

FDA Regulation

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or approval of a PMA application from the FDA. The FDA classifies medical devices into three classes. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are subject to general controls such as labeling, premarket notification and adherence to the Quality System Regulation, or QSR, of the FDA. Class II devices are subject to special controls such as performance standards, post-market surveillance and FDA guidelines, as well as general controls. Some Class I and Class II devices are exempt by regulation from the 510(k) clearance requirement and are not required to comply with most aspects of the QSR. Devices are placed in Class III, which requires approval of a PMA application, if they are deemed by the FDA to pose the greatest risk. These high-risk devices include life-sustaining, life-supporting or implantable devices and devices that are found to be “not substantially equivalent” either to a previously 510(k) cleared device or to a “preamendment” Class III device that was in commercial distribution before May 28, 1976 and for which PMA applications have not been required. The PMA approval procedure is more comprehensive than the 510(k) clearance procedure and typically takes several years to complete. We are following the PMA path for our eTNS system an adjunctive treatment for DRE. PMAs are more expensive than 510(k)s, as clinical trials are required to support a PMA application, and 510(k) clearance either requires no clinical data or less extensive clinical data. The FDA will also require us to obtain a PMA to receive FDA approval of sTNS. The PMA pathway can serve as a deterrent to competitors due to the time and expense required to obtain approval.

A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate, to the satisfaction of the FDA, the safety and efficacy of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility for a PMA product to ensure compliance with QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of our PMA application for many reasons, including:

■	our product may not be safe or effective to the satisfaction of the FDA;

■	the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

■	the manufacturing process or facilities that we or our contract manufacturers use may not meet applicable requirements; and

■	changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of the PMA application is favorable, the FDA will either issue an approval order, which authorizes commercial marketing of the device for certain indications and subject to standard post-approval conditions, or an approvable letter, which describes specific information that must be provided or specific conditions that must be met in order to secure approval of the PMA. When and if the conditions in the approvable letter have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval order. If the evaluation by the FDA of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a not approvable letter. The FDA may also determine that additional clinical trials are necessary to support approval, in which case the PMA approval may be delayed for several months or years while the trials are conducted and the resulting data is submitted in an amendment to the PMA application. In addition, when approving a PMA application, the FDA may require us to conduct additional post-market studies. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling and device specifications, materials or design of a device that is approved through the PMA process. PMA approval supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical trials are almost always required to support a PMA application and are sometimes required for 510(k) clearance. When clinical trials are required in order to obtain FDA approval or clearance of a medical device, the sponsor of the trial must file an IDE application before commencing clinical trials for “significant risk” devices that pose a potential for serious risk to the health, safety, or welfare of a study subject. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA reviews an IDE application before a study of a significant risk device may begin in the United States. An IDE application is considered approved 30 days after it is received by the FDA, unless the FDA otherwise informs the sponsor, prior to 30 calendar days from the date of receipt, that the IDE is approved, approved with conditions, or disapproved. In addition, the study must be approved by an IRB charged with protecting study subjects for each clinical site. We already have obtained human-subjects approval from our central IRB, and this approval is acceptable to most clinical sites that we expect to include in our trial. When all approvals are obtained, the study may begin. In July 2013, the FDA approved with conditions our IDE application and, after we amended our application to address the specified conditions, the FDA unconditionally approved our IDE application in December 2013. The IDE allows us to commence a pivotal trial of our eTNS system as adjunctive treatment for DRE, which we expect to begin in the second half of 2014.

The FDA may grant an HDE to a medical device intended to treat a rare disease with an incidence of less than 4,000 new cases annually in the United States. For a device to qualify for an HDE, there must be no comparable device (other than another humanitarian use device or a device under an approved IDE) available to treat or diagnose the disease or condition, and the manufacturer must explain why the device would not be available unless an HDE were granted. According to FDA guidance, an HDE application is not required to contain the results of scientifically valid clinical investigations demonstrating that the device is effective for its intended purpose. In order to obtain HDE approval, it must be shown that the device will not expose patients to an unreasonable or significant risk of illness or injury and the probable benefit to health from use of the device outweighs the risk of illness or injury from its use. We believe it is therefore possible that results from a relatively small open-label trial could be used to obtain HDE approval, allowing us to commence U.S. commercialization of eTNS for LGS, a niche indication with significant unmet medical need, in a shorter timeframe than would be possible using the standard PMA development pathway. It should be noted that profits on sales of HDE-approved products are limited to an annual distribution number, defined as the number of devices reasonably needed to treat, diagnose, or cure a pediatric population of up to 4,000 individuals in the United States. With respect to HDE-approved products, the pediatric population consists of patients ages 21 and younger.

In April 2014, the FDA proposed draft guidance with respect to an EAP that, in its current form, contemplates a quicker path for companies to receive FDA approval to market “non-implantable” devices designed to treat “life-threatening or irreversibly debilitating diseases or conditions.” If the EAP is implemented before we complete our PMA application, we will consider meeting with the FDA concerning the EAP and will evaluate whether to pursue this accelerated pathway, but we will not delay commencement of our pivotal trial. Now that the 90-day comment period with respect to the draft guidance has expired, the FDA will review the submitted comments and consider revisions. The FDA has not announced a date by which it anticipates finalizing the guidance.

All clinical trials must be conducted in accordance with the IDE regulations of the FDA that govern investigational device labeling, prohibit promotion, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must also comply with FDA regulations for institutional review board approval and for informed consent. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, those identified in those discussed above in the section of this prospectus captioned “Risk Factors—Risks Related to Our Legal and Regulatory Environment.”

We do not expect our eTNS system to be approved for sale in the United States before late 2016 at the earliest. Our clinical trials may not generate favorable data to support any further PMA applications, and we may not be able to obtain such approvals on a timely basis, or at all. Delays in receipt of or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations. Even if granted, the approvals may include significant limitations on the intended use and indications for use for which our products may be marketed.

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include requirements to:

■	register facilities and list products with the FDA and certain state agencies;

■	maintain a quality system for the development, design and manufacture of devices;

■	establish various specifications and controls for incoming components and finished devices;

■	ensure that devices are designed to meet specifications;

■	verify that finished devices are manufactured to the appropriate controls and that they meet specifications;

■	assure that devices are correctly implanted, checked and serviced;

■	track implantable devices through the distribution chain;

■	ensure that labeling and promotional activities are consistent with approved uses;

■	analyze quality data to identify and correct quality problems; and

■	review, evaluate and investigate complaints; and report certain complaints that meet the FDA’s criteria for medical device reporting and field actions (corrections and removals) to the FDA.

Additionally, the FDA may require us to conduct post-market surveillance studies or order us to establish and maintain a system for tracking our products through the chain of distribution to the patient level. Further, the FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by requiring licensure of medical device manufacturers and conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

The FDA enforces these requirements by inspection and market surveillance. The FDA periodically inspects manufacturing and supply facilities and clinical trial sites. If the FDA observes conditions at our manufacturing facilities, supply facilities or clinical trial sites that may constitute violations, we must correct the conditions or satisfactorily demonstrate the absence of the violations. If we are unable to do so, we may face regulatory action. Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the sanctions identified in those discussed above in the section of this prospectus captioned “Risk Factors—Risks Related to Our Legal and Regulatory Environment.”

The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us. Recently, the FDA has placed an increased emphasis on enforcement of the QSR and other post-market regulatory requirements.

Other U.S. Regulation

We and our products are also subject to a variety of state and local laws in those jurisdictions where our products are or will be marketed, and to federal, state and local laws relating to matters such as our responsibilities as an employer, safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We are also subject to various federal and state laws governing our relationships with the hospitals, physicians and others who purchase or make referrals for our products. For instance, federal law prohibits payments of any form intended to induce a referral for any item payable under Medicare, Medicaid or any other federal healthcare program. Many states have similar laws. We may incur significant costs to comply with such laws and regulations now or in the future.

International Regulation

International sales of medical devices are subject to foreign government regulations that may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements in each country may differ. However, there is a trend towards harmonization of quality system standards among the EU, United States, Canada, Australia and various other industrialized countries, although the standards are not fully harmonized.

EU

The primary regulatory environment in Europe is that of the EU, which includes most of the major countries in Europe. The law regarding medical devices is harmonized in the EU. The EU has issued Directive 93/42/EEC, a binding medical devices directive, and the member states of the EU have adopted this directive into binding national law. In addition, other countries, such as Switzerland, have voluntarily adopted laws and regulations relating to medical devices that mirror those of the EU. EU medical device directives regulate the design, manufacture, clinical trial procedures, labeling and adverse event reporting for medical devices. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and an assessment by a Notified Body. This assessment may consist of an audit of the quality system of the manufacturer and specific testing of the product of the manufacturer. Even though a Notified Body is a company under private law in one of the member states of the EU, all Notified Bodies in the EU are accredited to a national government of the EU. Only such accredited Notified Bodies may give a declaration of conformity which allows the applicant to commercialize the assessed medical device in all member states of the EU. In the EU, a medical device may only be distributed or commercialized if the device carries a CE mark. A Notified Body may grant the right to use the CE mark to a manufacturer or a distributor of medical devices.

In accordance with the medical devices directives and national law in the EU, a Notified Body assessed the design, manufacture, effectiveness, clinical trials and labeling of our eTNS system. Following this assessment, in August 2012, the competent Notified Body for the EU provided us with a declaration of conformity for our eTNS system, limited to the adjunctive treatment of DRE and MDD for adults and children nine years and older. Consequently, this declaration of conformity of the Notified Body allows us to commercialize our eTNS system in the EU for the adjunctive treatment of epilepsy and MDD for adults and children nine years and older, and our eTNS system may and must now carry the CE Mark in the EU. The Notified Body has not declared any conformity with regard to any other indications.

Canada

Each medical device we wish to commercially distribute in Canada requires a license from Health Canada. There are four classes of medical devices in Canada. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Devices that are placed in Class III or IV are deemed by Health Canada to pose the greatest risk. Class II, III and IV devices must be manufactured under a quality management system that satisfies ISO  13485: 2003. In addition, the manufacturer of a medical device can only market the device in Canada in line with the indication for use for which it receives approval.

In certain cases, Health Canada will approve a medical device by issuing a license with conditions. These conditions must be met in order to maintain the device license in good standing. If the conditions require that additional data be submitted to Health Canada and the data is not provided by the deadlines imposed by Health Canada or the data provided is insufficient to address concerns of Health Canada regarding the safety or efficacy of the device, Health Canada may impose additional conditions on the license, or may suspend or cancel the license.

After a device is approved in Canada and placed in commercial distribution, numerous regulatory requirements apply. These include requirements to:

■	maintain a quality system certification for the design and manufacture of devices;

■	establish various specifications and controls for incoming components and finished devices;

■	ensure that devices are designed to meet specifications;

■	verify that finished devices are manufactured to the appropriate controls and that they meet specifications;

■	ensure that labeling and promotional activities are consistent with approved uses;

■	analyze quality data to identify and correct quality problems; and

■	undertake mandatory problem reporting, associated with the device.

Our eTNS system received a Class II medical device license, with conditions, from Health Canada for the treatment of DRE, MDD and TRD for adults and children nine years and older. This Class II medical device license, with conditions was issued on April 29, 2013, and is directed to: (1) Monarch eTNS Lead Wire; (2) Monarch eTNS Pulse Generator; (3) Monarch eTNS System—Main Unit; and (4) Monarch NS-2 Electric Patch. It is unusual for Health Canada to issue a Class II medical device license with conditions. The original condition attached to this license required that we provide to Health Canada, before June 1, 2014, a clinical report discussing Phase III trial results from a larger subject population as additional evidence of clinical safety and efficacy of our eTNS system for the approved indications. On August 6, 2013, in response to our request submitted on July 30, 2013, Health Canada agreed to extend this clinical report deadline to June 1, 2016, provided that we submit quarterly updates to Health Canada on subject enrollment and any safety issues that may occur in the Phase III trial. Our quarterly reporting obligation commenced on January 15, 2014 and concludes on April 15, 2016, with the final clinical report discussing Phase III trial results due June 1, 2016. Failure to provide the quarterly reports by these dates or failure to provide the final clinical report by June 1, 2016 may result in the suspension of our Health Canada license.

In accordance with the Canadian Medical Device Regulations for Class II medical devices, we have a quality management system certification, ISO 13485: 2003, for the design, manufacturing and distribution of a neuromodulation therapy device for the treatment of neurological and neuropsychiatric disorders. The effective date of the certification is June 22, 2012 and the expiration date is June 21, 2015. Failure to renew this quality management system certification before June 21, 2015 or revocation of this certification will result in the suspension of our license in Canada.

In June 2013 we debuted our eTNS system as treatment for DRE and MDD. Our eTNS system is currently being sold by prescription in Canada to patients under physician supervision.

Australia

In Australia, the TGA, a Division of the Australian Government Department of Health, is responsible for regulating medical devices. Any products we manufacture in Australia or distribute in, or export from, Australia are subject to pervasive and continuing regulation by the TGA. Our products are subject to pre-market evaluation and approval by the TGA and, prior to commercial manufacture or sale, must be included on the Australian Register of Therapeutic Goods, or the ARTG. The ARTG is the register of information about therapeutic goods for human use that may be imported, supplied in or exported from Australia. Further, our manufacturing facilities must be licensed by the TGA and our products must be manufactured in accordance with international standards of Good Manufacturing Practice. The TGA carries out a range of ongoing assessment and monitoring activities, including sampling, adverse event reporting, surveillance activities, and response to public inquiries and undertakes assessments of products for export. The TGA also regulates the advertising, labeling, product appearance and guidelines of our products.

Given that the TGA recognizes European CE Marking, most medical device companies entering the Australian market, including us, already have CE Marking certification for their device. CE Mark certificates may be used as “Manufacturers Evidence” when submitting devices for inclusion in the ARTG. Our eTNS system was classified as a Class IIa medical device in Australia and received its ARTG certificate on March 26, 2014 allowing us to market our product in Australia.

Third-Party Reimbursement

Major third-party payers for healthcare services in the United States and abroad continue to work to contain healthcare costs. The introduction of cost containment incentives, combined with closer scrutiny of healthcare expenditures by both private health insurers and employers, could result in increased discounts and contractual adjustments to healthcare provider charges for services performed. Initiatives to limit the growth of healthcare costs, including price regulation, are also underway in several countries. Implementation of healthcare reforms in the United States and in significant overseas markets such as Germany, and in other countries may limit the price of, or the level at which, reimbursement is provided for our products and adversely affect both our pricing flexibility and the demand for our products. Healthcare providers may respond to such cost-containment pressures by substituting lower cost products or other therapies for our products.

Legislative or administrative reforms to the U.S. or international reimbursement systems that significantly reduce reimbursement for the cost of eTNS treatment, or adverse decisions relating to our products by administrators of such systems in coverage or issues, would have an adverse impact on the products purchased by our customers and the prices our customers are willing to pay for them. This in turn would have an adverse effect on our business, financial condition and results of operations.

Third-Party Reimbursement in the U.S. Market

Our ability to successfully commercialize our eTNS system depends on our ability to obtain and maintain favorable third-party reimbursement for the device and follow-up care in the United States. This reimbursement would allow our customers to bill and be paid by third-party payers. No uniform policies for reimbursement of medical technology exists among all third-party payers. Therefore, reimbursement can differ significantly from payer to payer.

Medicare; Medicaid

Third-party payers may include government healthcare programs such as Medicare or Medicaid. Medicare is the federal health insurance program for people who are 65 or older, certain younger people with disabilities, and people with End-Stage Renal Disease. CMS is responsible for administering the Medicare program and, along with its contractors, establishes reimbursement policies for the Medicare program. Many third-party payers use coverage decisions and payment amounts determined by CMS as guidelines in setting their reimbursement policies.

Medicaid is the public insurance program that provides health coverage to low-income families and individuals, including children, parents, pregnant women, the elderly and people with disabilities. Medicaid is funded jointly by the federal government and the states, and each state operates its own Medicaid program within federal guidelines established by CMS. States are generally afforded flexibility in designing and administering their Medicaid programs, so Medicaid eligibility and benefits can vary widely from state to state.

We cannot ensure that Medicare or Medicaid will provide adequate reimbursement for our eTNS system or our other products. In order to establish coverage in the Medicare program, CMS must first recognize that our products fall within a Medicare benefit category, and then determine whether our products are reasonable and necessary for patients in particular circumstances. For example, CMS has issued a national determination that vagus nerve stimulation, or VNS, is covered under Medicare for patients with medically refractory partial-onset seizures for whom surgery is not recommended or for whom surgery has failed, but is not covered for patients with TRD. Also, certain CMS contractors have covered the use of transcranial magnetic stimulation, or TMS, as a treatment for depression in the outpatient setting in certain Medicare jurisdictions.

In the Medicaid program, most state Medicaid agencies have developed their own coverage policies for VNS as a treatment for epilepsy or have adopted the national Medicare policy, although payment amounts vary from state to state. With regard to VNS as a treatment for TRD, a small number of Medicaid programs provide coverage on a case-by-case basis, but most are still evaluating a coverage policy or have issued a non-coverage policy.

We cannot ensure that CMS will treat our products similarly to VNS or TMS for purposes of coverage, coding or payment in the Medicare or Medicaid programs.

CMS has also recently made significant changes to the amounts that are reimbursed to hospitals and physicians. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or together, Affordable Care Act, were enacted into law in March 2010. A number of the provisions of the law are coming into effect currently and certain provisions of Affordable Care Act will become effective in future years and the administrative agencies responsible for issuing regulations that implement some aspects of Affordable Care Act have yet to do so. Accordingly, the consequences of Affordable Care Act are not yet fully understood. Certain provisions of Affordable Care Act focus on improving quality and decreasing costs in the Medicare program, however, which could affect reimbursement for our products. These provisions include requirements relating to value-based payment programs, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Future changes to Medicare reimbursement may have an adverse effect on our future operating results. A decrease in reimbursement rates or a change in reimbursement methodology by CMS could have an adverse impact on our business and our future operating results.

Healthcare Reform

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs.

In March 2010, the President signed into law the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. For example, the Affordable Care Act included a 2.3% excise tax on sales of certain devices by medical device manufacturers. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the full effect of the Affordable Care Act, the new law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

We expect that the Affordable Care Act, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

In addition, different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may be marketed only once a reimbursement price has been agreed upon. Some of these countries may require, as condition of obtaining reimbursement or pricing approval, the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

Other Healthcare Laws and Compliance Requirements

In the United States, the research, manufacturing, distribution, sale and promotion of medical devices are potentially subject to regulation by various federal, provincial, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with fraud and abuse laws such as the federal Anti-Kickback Statute, as amended, the federal False Claims Act, as amended, and similar state laws.

The federal Anti-Kickback Statute prohibits any person, including a medical device manufacturer (or a party acting on its behalf), from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. The term

“remuneration” is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain business arrangements from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability. The reach of the Anti-Kickback Statute was broadened by the recently enacted Affordable Care Act, which, among other things, amends the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below) or the civil monetary penalties statute, which imposes fines against any person who is determined to have presented or caused to be presented claims to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Additionally, many states have adopted laws similar to the federal Anti-Kickback Statute, and some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any third-party payer, not only the Medicare and Medicaid programs in at least some cases, and do not contain safe harbors.

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claims laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payer and not merely a federal healthcare program. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, improper use of Medicare numbers when detailing the provider of services, improper promotion of off-label uses, and allegations as to misrepresentations with respect to the services rendered. Our future activities relating to the reporting of discount and rebate information and other information affecting federal, provincial, state and third party reimbursement of our products, and the sale and marketing of our products and our service arrangements or data purchases, among other activities, may be subject to scrutiny under these laws. We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the cost of defending such claims, as well as any sanctions imposed, could adversely affect our financial performance.

HIPAA also created several new federal crimes, including healthcare fraud, and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payers. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, we may be subject to, or our marketing activities may be limited by, data privacy and security regulation by both the federal government and the states in which we conduct our business. For example, HIPAA and its implementing regulations established uniform federal standards for certain “covered entities” (healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included expansion of HIPAA’s privacy and security standards called the Health Information Technology for Economic and Clinical Health Act, or HITECH, which became effective on February 17, 2010. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates”—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

There are also an increasing number of state “sunshine” laws that require manufacturers to make reports to states on pricing and marketing information. Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. In addition, a similar federal requirement requires manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians and other healthcare professionals and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. If we fail to track and report as required by these laws or otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Private Payers

Private payers (commercial, managed care and other third-party payers) generally cover hospital inpatient and outpatient services that are considered to be medically necessary. They may also provide coverage for medically necessary medical equipment used by the patient in the home. As with other payers, many private payers have developed clinical guidelines for coverage or have adopted the national Medicare coverage policy for use of VNS therapy in epilepsy. Private payers in several states have recently adopted less restrictive guidelines as to which patients would be eligible for VNS, particularly patients with all seizure types, including generalized seizures. With respect to VNS as treatment for TRD, most private payers either have no policy or a non-coverage policy. Also, some private payers cover TMS for treatment of TRD but deny coverage of VNS for the same indication. We cannot ensure that private payers will provide adequate reimbursement for our eTNS system or our other products, however, we will seek coverage from private payers for both DRE and MDD and other indications as applicable.

Payment for Our eTNS System Outside the United States

In certain countries governments are involved in setting reimbursement rates or setting limitations on the total number of devices purchased, or both, which generally results in a lower reimbursement rate than in the U.S. market. We have commenced reimbursement efforts in the United Kingdom through communications with the National Health Service, or NHS, and NICE, both in the United Kingdom.

In Canada, healthcare providers bill public or private payers, such as public hospitals, provincial governments, private insurance plans, for the healthcare products and services provided to their patients. Canada has a public healthcare system and whether healthcare providers use medical devices can depend on whether their services related to such devices and the devices themselves are paid for by the public healthcare system (either provincial governments or by public hospitals). In certain cases, private healthcare exists alongside the public healthcare system, where services of healthcare providers and medical devices may be paid for through private third party insurers or patients themselves.

Within the EU, the law of reimbursement is not harmonized. Each country in the EU has adopted a different system concerning the third-party reimbursement of medical treatments and devices. Therefore, we will need to negotiate reimbursement rates with the competent authorities or agencies in each of our target territories in the EU.

The ability of healthcare providers to obtain adequate reimbursement for their services and the products they provide from public and private payers in Canada is critical to our ability to generate revenue in Canada. The availability of adequate reimbursement affects which procedures healthcare providers perform, the products healthcare providers purchase and prescribe and the prices healthcare providers are willing to pay. It is critical to obtain positive decisions in Canada from public and private payers approving reimbursement for products and procedures provided to patients and at adequate levels, otherwise the commercial success of medical devices can be compromised and revenue limited. Even if we do obtain reimbursement for our eTNS system, third-party payers may at any time withdraw their coverage policies, cancel their contracts with us, review and adjust the rate of reimbursement, or stop paying for our eTNS system, which may reduce revenue for treatments using our eTNS system and, indirectly, demand for our eTNS system. In addition, many third-party payers are increasing their efforts to control the cost, use and delivery of healthcare services, which efforts may lead to decreased coverage or reduced payment amounts. Reductions in the scope and amount of reimbursement rate of our eTNS system could have a negative impact on our revenue.

Competition

We believe that in the DRE and MDD indications, existing and future branded drug therapies are currently the primary competition for our eTNS system. Drug therapies are currently the first-line treatments for both of these conditions, but fail to adequately treat approximately one-third of all patients with these conditions. In these cases, patients typically start adjunctive drug therapies (drug stacking). In addition many of the current medications carry a significant side-effect burden that substantially detracts from patients’ quality of life, and may even force them to stop taking their medications completely. Therefore we believe that there is a substantial market opportunity for a non-invasive, targeted therapy like eTNS that has shown promising results in clinical trials to date coupled with an extremely mild side-effect profile.

We also expect to face competition in the treatment of DRE and MDD, and other indications we may investigate for treatment with TNS, from other companies that are developing non-invasive neurostimulation technologies. Cyberonics, a publicly traded company based in the United States, has developed and is marketing an implantable VNS neuromodulation therapy for the treatment of epilepsy and depression. This system is composed of a stimulating electrode that is placed around the vagus nerve in the neck, and a pulse generator that is implanted subcutaneously in the chest, similar to a pacemaker. Cyberonics received approval from the FDA for use of its device as adjunctive therapy in epilepsy patients over 12 years of age in reducing the frequency of partial -onset seizures that are refractory or resistant to antiepileptic drugs. Regulatory bodies in Canada, Europe, Russia, South America, Africa, Australia and certain countries in Asia have approved the use by Cyberonics of their VNS device for epilepsy and in July 2005, the FDA approved their device as adjunctive long-term treatment of chronic or recurrent depression with certain limitations. Some regulatory bodies internationally have also approved their medical device for the treatment of chronic or recurrent depression in patients who are in a treatment-resistant or treatment-intolerant depressive episode. Cerbomed GmbH, is a privately-held, European development-stage company working on a transcutaneous VNS device for several indications, including the treatment of epilepsy. Cerbomed has received CE mark approval in the EU for its device for the treatment of epilepsy and depression, and has initiated a clinical study in Germany to study outcomes in the treatment of DRE. The results thus far, however, do not show any responders (or patients who experience a seizure reduction of greater than 50%), according to a study published by Stefan et al in 2012 in Epilepsia. Neuronetics Inc., a private company based in the United States, has developed and marketed repetitive TMS and has received FDA approval of its therapy for the treatment of MDD. The Neuronetics device consists of an externally-placed coil that delivers a pulsed magnetic field and is indicated for depression that has not responded to one adequate treatment trial. Another company, Brainsway Ltd., based in Israel, has received approvals for its TMS system for use in depression, including FDA and CE Mark approval, and other companies such as Cervel Neurotech, Inc., Tal Medical Inc., and NeoSync, Inc., are developing other various forms of TMS for depression and other indications. Other than the technology of Neuronetics and Brainsway, these technologies have not received FDA approval for use as therapeutics.

The table below summarizes the competitive landscape among neuromodulation companies that target the indications of epilepsy and/or depression.

COMPANY	THERAPY	EPILEPSY		DEPRESSION
		CE MARK	FDA APPROVAL	CE MARK	FDA APPROVAL
Brainsway Ltd.	Deep rTMS	No	No	Yes	Yes
CerboMed GmbH	tVNS	Yes	No	Yes	No
Cerebral Rx Ltd.	VNS	Yes	No	No	No
Cyberonics Inc.	VNS	Yes	Yes	Yes	Yes
Medtronic, Inc.	DBS	Yes	No	No	No
Neuronetics, Inc.	rTMS	No	No	Yes	Yes
NeuroPace, Inc.	RNS	No	Yes	No	No
Sorin Group (Neurotech SA)	VNS	Yes	No	No	No

A well-established array of antidepressant drugs typically combined with other antidepressants of complementary action or with atypical antipsychotic drugs or mood stabilizers, are frequently used for patients with TRD. For patients with certain types of severe depression or those at acute risk for suicide, ECT may be used. These treatment modalities may pose a competitive threat in the near term, to the extent that they may delay a decision to offer TNS to patients with depression or be more readily accessible due to more favorable reimbursement and coverage by third-party payers.

We could also face competition from other small, emerging or large medical device or pharmaceutical companies that have the technology, experience and capital resources to develop alternative devices for the treatment of epilepsy and depression. Many of our competitors have substantially greater financial, manufacturing, marketing and technical resources than we have. In addition, the healthcare industry is characterized by extensive research efforts and rapid technological progress. Our competitors may develop technologies and obtain patents and regulatory approvals for products that are more effective in treating epilepsy and depression than our current or future products. In addition, advancements in surgical techniques could make surgery a more attractive therapy for epilepsy or depression. The development by others of new treatment methods with novel drugs treating epilepsy and depression could render our eTNS system noncompetitive or obsolete.

We believe that the primary factors driving competition within the DRE and MDD treatment markets are the safety and efficacy, onset of action, ease of use and cost of the treatment relative to alternative therapies. These key factors drive physician and patient acceptance of the product and procedure, the availability of third-party reimbursement and, ultimately, the quality of life for patients who use the product.

Employees

Our ability to recruit and retain qualified employees is critical to our continued success. As of October 6, 2014, we had 11 full-time employees. None of our employees were covered by collective bargaining agreements. We consider our relationship with our employees to be good. Historically, we have controlled costs by minimizing the number of employees and relying on consultants and outsourcing to qualified third parties. As we execute our strategic plan, we will allocate an increasing amount of resources to build our domestic and international operations infrastructure. Following the completion of this offering, we intend to hire as many additional employees as necessary to meet the needs of various company initiatives, including research and development, sales and marketing, regulatory affairs, operations and general, administrative and business development, and we anticipate that this will require a significant increase in our headcount.

Facilities

Our corporate headquarters are located in Los Angeles, California. The facility we lease encompasses approximately 4,079 square feet of office and storage space. The lease for this facility expires on October 31, 2016. We believe that our facility is sufficient to meet our needs and that suitable additional space will be available as and when needed.

Legal Proceedings; Product Liability

From time to time we are involved in legal proceedings or subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, except as described below, we do not believe we are a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

In September 2008, we issued 50,000 shares of restricted common stock to Dr. Antonio A.F. De Salles, our former Senior Scientific Advisor, pursuant to a restricted stock purchase agreement designed to compensate Dr. De Salles for his services. The agreement with Dr. De Salles provides that the shares would be subject to a repurchase right which would lapse in 48 equal monthly installments so long as Dr. De Salles provided continuous service. Further, the agreement provides that Dr. De Salles would be deemed to remain in service for so long as he continued to actually and physically render services to us, solely as determined by and in accordance with directives of our board of directors. In March 2010, we consented to the transfer of the shares by Dr. De Salles to the De Salles Children’s Trust. In December 2011, we initiated a 50-for-1 stock split, such that the 50,000 shares became 2,500,000 shares. On October 1, 2014, we effected a 1-for-2.537 reverse stick split, such that the 2,5000,000 shares became 985,415 shares. In April 2013, our board of directors determined that Dr. De Salles had not continuously and physically provided services and we repurchased all of these shares of common stock at an aggregate repurchase price of $500 (an amount equal to the original purchase price for the shares). In August 2013, we filed a claim in arbitration requesting declaratory relief with respect to the repurchase of the shares, taking the position that Dr. De Salles never actually and physically provided services to us and that pursuant to the restricted stock purchase agreement, our board of directors has the sole discretion to determine whether Dr. De Salles provided services to us, regardless of whether or what services were actually provided. Dr. De Salles disputes that he did not provide services to the company and that we had the right to repurchase such shares. He also asserts that his shares were fully vested in September 2012, and claims that they were therefore not subject to our repurchase right. Drs. De Salles and Alessandra Gorgulho, as co-trustees for the De Salles Children’s Trust, subsequently filed a counterclaim to invalidate our repurchase and cancellation of the 985,415 shares in the name of the De Salles Children’s Trust. The demand further sought reissuance of the shares, actual damages if the shares cannot be reissued, unspecified punitive and exemplary damages and other relief. On May 19, 2014, we submitted a first amended demand for arbitration and statement of claim for rescission, declaratory relief, statutory misappropriation of trade secrets, common law misappropriation, conversion, common law unfair competition, statutory unfair competition, breach of implied contract and accounting. The relief sought includes rescission of the restricted stock purchase agreement, declaratory relief, damages and/or disgorgement of improperly gained profits in excess of $2,000,000, an order trebling the amount of such award, punitive and exemplary damages, injunctive relief, an accounting, reasonable attorneys’ fees, costs of the arbitration, and prejudgment interest.

We also filed a complaint on October 29, 2013 in the U.S. District Court, Central District of California against Drs. De Salles and Gorgulho for misappropriation of trade secrets, conversion, breach of implied contract, quantum meruit and accounting. Dr. De Salles filed a motion to compel the federal court action into arbitration and on January 31, 2014, the federal court issued an order granting Dr. De Salles’s motion to compel arbitration and to stay the federal court action as to Dr. De Salles. On January 24, 2014, Dr. Gorgulho filed a motion to dismiss the action alleging insufficient service of process. On March 26, 2014, the federal court construed the motion to dismiss as a motion to quash, granting the motion to quash but also granting our request for jurisdictional discovery. Matters with respect to the federal court action involving Dr. Gorgulho remain ongoing.

On December 26, 2013, we unilaterally and voluntarily entered into an escrow agreement as a protective measure designed to highlight the potential dilution to investors in this offering (as well as existing stockholders) in the event and to the extent that Dr. De Salles prevails in this dispute. Pursuant to the escrow agreement, we issued and delivered 985,415 shares of our common stock to an independent third party to be held in escrow until such time as the litigation matter and contractual dispute described above are resolved. This action should not be interpreted as our view with respect to the merits of this dispute. Because the shares are held in escrow at this time, the capitalization stated in this prospectus reflects our capitalization as if Dr. De Salles was reissued these shares. If, pursuant to the terms of the escrow agreement, all or any portion of the escrow shares are ultimately released and delivered to us, such escrow shares shall be retired upon their return and shall assume the status of authorized and unissued shares of our common stock. If, pursuant to the terms of the escrow agreement, all or any portion of the escrow shares are ultimately released and delivered to Dr. De Salles or the De Salles Children’s Trust, such escrow shares shall remain as issued and outstanding shares of our common stock and also shall be subject to a market stand-off provision.

Further, the terms of the escrow agreement expressly prohibit Dr. De Salles and the De Salles Children’s Trust from both retaining the 985,415 shares of our common stock that were originally issued to Dr. De Salles (subject to any common stock split or other applicable recapitalization) and receiving any portion of the escrow shares if a settlement or other final resolution of the arbitration and related proceedings provides that the shares of our common stock originally issued to Dr. De Salles were not repurchased by us and are validly outstanding. Accordingly, pursuant to the escrow agreement, under no circumstances will Dr. De Salles or the De Salles Children’s Trust be entitled to receive any additional shares of our common stock above the 985,415 shares of our common stock that were originally issued to him (subject to any common stock split or other applicable recapitalization).

On February 18, 2014, our insurer agreed to defend the counterclaim but reserved its right to determine that the counterclaim is not covered by the insurance policy. If our insurer so determines and we do not dispute that determination or that determination is upheld by a court, we will have to bear our own defense costs.

This arbitration may be a distraction to management and if the arbitration is not decided in our favor, Dr. De Salles or the De Salles Children’s Trust may be awarded the shares or we may be required to pay damages, which may materially adversely impact our results of operations.

In November 2008, we entered into a restricted stock purchase agreement with another person on terms that were substantially the same as the one with Dr. DeSalles but for the fact that it involved one-third the number of shares. In January 2011, our board of directors determined that such person had not continuously and physically provided services to us and we repurchased 246,846 shares (after giving effect to the stock split we undertook in December 2011 and the reverse stock split we effected on October 1, 2014), and subsequently, such person accepted our payment for the repurchase of such shares.

The manufacture and marketing of medical devices carries the significant risk of financial exposure to product liability claims. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. We are currently covered under a product liability insurance policy with coverage limits of $10.0 million per occurrence and $10.0 million per year in the aggregate, subject to typical self-insured retention amounts.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, significant employees and our directors as of October 6, 2014:

NAME	AGE	POSITION(S)
Executive Officers
Leon Ekchian, Ph.D.	58	President, Chief Executive Officer and Director
David Hayes	59	Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Ian Cook, M.D.	54	Senior Vice President and Chief Medical Officer
Gregory Brooks	55	Senior Vice President and Chief Commercial Officer
Carl Adams	45	Vice President and Chief Financial Officer

Significant Employees
Christopher DeGiorgio, M.D.	57	Vice President, Neurology
Colin Kealey, M.D.	34	Director of Global Medical Affairs and Corporate Projects
Craig Rostamian	43	Vice President of Finance

Non-Employee Directors
Lodwrick Cook	86	Chairman of the Board of Directors
Kirk Calhoun	70	Director
James Hindman	53	Director
Aimee Weisner	45	Director

Executive Officers

Leon Ekchian, Ph.D. Dr. Ekchian has served as a member of our board of directors and as our President and Chief Executive Officer since our founding in 2008. Prior to co-founding NeuroSigma in March 2008, Dr. Ekchian served from 2005 to 2006 as President of Arrowhead Research Corporation, a publicly-traded company that commercializes innovative nanotechnologies in the electronic and biotech industries. From 1996 to 2005, Dr. Ekchian served as President and Chief Executive Officer of Litex, Inc., a company focused on commercializing an advanced automotive emission-control technology. Dr. Ekchian was a business development executive at Lockheed Martin from 1993 to 1996, where he focused on forming new ventures and evaluating new business plans and licensing opportunities. From 1988 to 1993, Dr. Ekchian was a program manager at Litton Industries developing ground-based and airborne tracking systems. Dr. Ekchian received a B.S., M.S. and Ph.D. in electrical engineering from the Massachusetts Institute of Technology and an M.B.A. from the Anderson School of Management at UCLA.

David Hayes. Mr. Hayes has served as our Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary since January 2014. Prior to joining NeuroSigma, Mr. Hayes was a partner at one of our outside law firms, Haynes and Boone, LLP, from June 2012 to January 2014. He was a partner at Dorsey & Whitney LLP from February 2003 to June 2012, a partner at Brobeck, Phleger & Harrison LLP from March 2001 to February 2003 and a partner at O’Melveny & Myers LLP from January 1996 to March 2001. During his time with these firms, Mr. Hayes’s legal practice focused on a wide range of transactions and industries, including transactions in the life sciences, medical device and high technology industries. His prior experience also includes structuring intellectual property protection strategies; financing, selling, leasing, distribution, licensing and development of high technology products and services; commercialization of intellectual property assets; trademark licensing; copyright and trademark registration prosecution; co-promotion agreements; mergers and acquisitions; and joint ventures. Mr. Hayes received a B.A. in psychology from the University of California, Irvine and a J.D. from Cornell Law School.

Ian Cook, M.D. Dr. Cook has served as our Senior Vice President and Chief Medical Officer since January 30, 2014 and in June 2014, we hired Dr. Cook as a full-time employee. Dr. Cook previously served NeuroSigma as a consultant, acting as our Chief Medical Advisor from May 2013 to January 2014 and our Senior Medical Advisor from July 2009 to May 2013. Since July 2013, Dr. Cook has been a Professor-in-Residence of Bioengineering at the Henry Samueli School of Engineering and Applied Sciences at UCLA. Dr. Cook has also been a Professor-in-Residence of Psychiatry and Biobehavioral Sciences at UCLA’s David Geffen School of Medicine since July 2010, and served as the Chair of the Faculty of the School of Medicine from September 2011 to September 2013. Within the UCLA Semel Institute for Neuroscience and Human Behavior, Dr. Cook has served as Director of the UCLA Transcranial Magnetic Stimulation Service since January 2009 and as Director of the UCLA Depression Research and Clinic Program since January 2007. From July 2011 to June 2013, Dr. Cook served as Chief of Staff at the Resnick Neuropsychiatric Hospital at UCLA. From May 2008 to April 2011, Dr. Cook was the initial incumbent of the Joanne and George Miller and Family Endowed Chair in Depression Research at the UCLA Brain Research Institute. Dr. Cook has served on the UCLA faculty in various capacities since 1996. Dr. Cook received a B.S.E. in electrical engineering and computer science from Princeton University and an M.D. from Yale University.

Gregory Brooks. Mr. Brooks has served as our Senior Vice President and Chief Commercial Officer since January 2014. Prior to working with NeuroSigma, Mr. Brooks worked at Allergan, Inc., or Allergan, for over 30 years, serving most recently as Vice President of Global Marketing from 2004 to 2013. During his tenure at Allergan, Mr. Brooks was responsible for global product line launches including BOTOX, pharmaceuticals and medical devices. While overseeing all aspects of the BOTOX franchise, his leadership efforts resulted in successful launches of BOTOX for multiple new indications in the fields of neurology, dermatology, and urology as well as both pharmaceuticals and medical devices for ophthalmic conditions. Mr. Brooks established Allergan’s first health economics function to drive global reimbursement policies, and also identified new business opportunities for specialty pipeline products and indications. Prior to his position as the Vice President of Global Marketing at Allergan, Mr. Brooks served as Allergan’s Vice President Global Marketing—BOTOX from 1998 to 2004, Vice President Global Planning and Marketing from 1996 to 1998, Director of Marketing for Greater China from 1993 to 1995 and Director of Sales and Marketing—BOTOX Americas from 1987 to 1993. Mr. Brooks received a B.S. in commerce from Rider University.

Carl Adams. Mr. Adams has served as our Vice President and Chief Financial Officer since March 2014, after having served as our Vice President and Controller since January 2014. Prior to working with NeuroSigma, Mr. Adams was a partner and co-founder of TAC Solutions LLC providing technical accounting and controllership services to start-ups as well as multi-national, publicly held companies from April 2011 to January 2014. From April 2008 through April 2011, Mr. Adams served as a practice leader at CNM LLP, a niche accounting firm. While providing consulting services through TAC Solutions LLC and CNM LLP, Mr. Adams advised executive finance management on complex accounting matters, audit preparation and support, executing the initial public offering process, partnerships, business acquisitions, licensing deals, finance department restructurings, policies and procedures. Prior to co-founding TAC Solutions LLC, Mr. Adams served in various leadership roles as a Senior Manager, Associate Director and Director in the SEC Reporting and Corporate Accounting areas at Amgen, Inc., or Amgen, a publicly traded company, from May 2003 to March 2008. In these roles, Mr. Adams was responsible for SEC reporting and technical accounting matters in all areas affecting Amgen as well as Sarbanes Oxley compliance relating to internal controls over financial reporting. Prior to Amgen, Mr. Adams worked in the audit practice at Ernst & Young LLP from October 1994 to May 2003. At Ernst & Young LLP, Mr. Adams served as a Senior Manager on start-ups as well as large multi-national companies. Mr. Adams has extensive experience with multi-national companies in the biotechnology, medical device, technology, manufacturing, and software industries. Mr. Adams received a B.S. in business administration—accounting and minor in economics from California State University Northridge. Mr. Adams is an active certified public accountant in California.

Significant Employees

Christopher DeGiorgio, M.D. Dr. DeGiorgio has served as Vice President, Neurology since April 2012. Dr. DeGiorgio had previously acted as an advisor to NeuroSigma since 2009. Dr. DeGiorgio has been a Professor-in-Residence of Neurology at the UCLA School of Medicine since 2004, prior to which he had been an Associate Professor-in-Residence since 1999. Dr. DeGiorgio served as the Executive Vice-Chairman of the Department of Neurology at the UCLA School of Medicine from 2002 to 2006. Since 2010, he has served as the Coordinator of the American Epilepsy Society, Neurostimulation Special Interest Group. Dr. DeGiorgio was the founding director of the USC Comprehensive Epilepsy Program and served from 1987 to 1999, acted as Assistant Professor of Neurology from 1987 to 1995 and Associate Professor of Neurology and Neurosurgery (with tenure) from 1995 to 1999, both at the USC School of Medicine. Dr. DeGiorgio has been the Principal Investigator of several interventional clinical trials, including VNS for epilepsy. Dr. DeGiorgio received a B.S. in biology from Loyola Marymount University and an M.D. from Loyola University Chicago School of Medicine.

Colin Kealey, M.D. Dr. Kealey has served as our Director of Global Medical Affairs and Corporate Projects since March 2014. Dr. Kealey has been with NeuroSigma since September 2011, having previously served as our Manager of Business Development. In this role, Dr. Kealey spearheaded the introduction of eTNS to major epilepsy centers throughout the EU and Canada, and interfaced with KOLs in the field to convey the science behind eTNS and how it may fit into their current clinical practice. Dr. Kealey also served as Co-Principal Investigator on two of our NIH grants. In addition, he assisted with the preparation of materials submitted to the FDA, which led to the approval of our IDE application, and has been a major contributor to the design of our planned pivotal trial of eTNS for epilepsy. Prior to joining NeuroSigma, Dr. Kealey was a resident physician in the UCLA Department of Surgery from 2007 to 2011. During his time at UCLA, Dr. Kealey was responsible for all aspects of the care of surgical patients, ranging from outpatient procedures to critically ill patients in the intensive care unit. From 2009 to 2011, Dr. Kealey also served as a Post-Doctoral Researcher at the UCLA Center for Advanced Surgical and Interventional Technology, where he performed pre-clinical research and development on novel medical devices. Dr. Kealey earned his B.S. in Biochemistry and Molecular Biology from the University of Wisconsin—Madison and his M.D. from the University of Iowa Carver College of Medicine.

Craig Rostamian. Mr. Rostamian has served as our Vice President of Finance since March 2014. Prior to joining NeuroSigma, from April 2011 to March 2014, Mr. Rostamian was a partner and co-founder of TAC Solutions LLC, a consulting firm that provides technical accounting and controllership services. From September 2005 to April 2011, Mr. Rostamian acted as an independent consultant. While providing consulting services as an independent consultant and through TAC Solutions LLC, Mr. Rostamian provided services to start-ups as well as multi-national, publicly held companies in the life sciences, technology, manufacturing and entertainment industries. Specifically, he advised executive finance management on complex accounting matters, executing the initial public offering process, business acquisitions, licensing and collaborations, financial forecasting and modeling, and financial analysis and reporting. Prior to this, Mr. Rostamian served in various finance leadership roles at Amgen from December 2001 to August 2005, including leading the Worldwide Cost Analysis Group as Associate Director of Finance, leading the Partnership and Acquisition Accounting Group as Associate Director of Finance, and leading the External/SEC Reporting Group as Senior Manager of Accounting. Prior to his work at Amgen, Mr. Rostamian was a Manager of Corporate Finance at Xircom, Inc., a publicly traded technology company, for two years, where he was responsible for financial reporting, various treasury functions, and mergers and acquisitions support, including due diligence and financial analysis and modeling. From July 1993 to January 2000, Mr. Rostamian worked in the audit practice at Ernst & Young LLP, most recently as a manager. Mr. Rostamian received a B.S. in business administration—finance and accounting from California State University Northridge and an M.B.A from the Anderson School of Management at UCLA. Mr. Rostamian is an active certified public accountant in California.

Non-Employee Directors

Lodwrick Cook. Lodwrick Cook has served as Chairman of our board of directors since June 2010. Since September 2007, Mr. Cook has served on the board of directors of iCrete, LLC, a private software company that provides business optimization solutions to the concrete industry. Mr. Cook has also served as chief executive officer and as a director of Cane River Development Co., a privately held real estate development company, since May 2006. Mr. Cook is the managing member, chief executive officer and a director of Cook Hill Properties, LLC, a privately held surface real estate development consulting company he founded in 2005. Mr. Cook is also the managing member of Cook Hotels, LLC and CGW Hotels, LLC, hotel investment companies that he founded in June 2007 and May 2008, respectively, as well as The Weddington Company, a privately held investment company he founded in 1996. From October 2006 to June 2009, Mr. Cook served as Chairman of xtreme Industries, LLC, a metal painting and sandblasting company. In 1998, Mr. Cook co-founded Global Crossing Ltd., a global broadband communication services provider, and served as Co-Chairman of its board of directors until 2003. Mr. Cook also served as the Vice Chairman and as a director of Pacific Capital Group, a private equity and venture capital firm, from November 1997 to November 2009. Mr. Cook spent 39 years with Atlantic Richfield Company (ARCO), serving as its Chairman and Chief Executive Officer from 1986 to 1995. Mr. Cook was invested as an honorary Knight Commander for the Most Excellent Order of the British Empire (KBE) by Her Majesty the Queen, for his contribution to Anglo-American relations and his philanthropic projects around the world. Mr. Cook received B.S. degrees in mathematics and petroleum engineering from Louisiana State University, an M.B.A. from Southern Methodist University and honorary degrees from Louisiana State University, Pepperdine University, California Lutheran University and Saint Augustine’s College. Mr. Cook is also a veteran of the U.S. Army and achieved the rank of First Lieutenant.

Kirk Calhoun. Mr. Calhoun has served as a member of our board of directors since January 2014. Mr. Calhoun joined Ernst & Young LLP, a public accounting firm, in 1965 and served as a partner of the firm from 1975 until his retirement in 2002. Mr. Calhoun is a certified public accountant (non-practicing) with a background in auditing and accounting. Mr. Calhoun currently serves as lead director of Response Genetics, Inc., a publicly traded company, as well as on the boards of directors of Ryerson Holding Corporation, a publicly traded company, and two private companies. In the last 10 years, he has served on the boards of directors and audit committees of five public companies in the pharmaceutical industry up until the dates of their respective sales, including Abraxis Bioscience, Inc., Myogen, Inc., Aspreva Pharmaceuticals Company, Replidyne, Inc. and Adams Respiratory Therapeutics, Inc. Mr. Calhoun received a B.S. in Accounting from the University of Southern California.

James Hindman. Mr. Hindman has served as a member of our board of directors since February 2014. He currently acts as Executive Vice President, Finance and Business Development, Chief Financial Officer of Allergan. Mr. Hindman served as Senior Vice President, Treasury, Risk and Investor Relations at Allergan from March 2002 to August 2014. From 2000 to 2002, Mr. Hindman acted as Senior Vice President Finance and Controller at Allergan. Prior to that, Mr. Hindman served 15 years at Allergan in a variety of positions including Assistant Corporate Controller, Vice President of Financial Planning and Analysis, Chief Financial Officer of Allergan Specialty Therapeutics Inc., Director of Finance for Northwest Europe (residing in the United Kingdom), Director of Manufacturing Planning and Reporting, and Plant Controller (residing in New York). Mr. Hindman first joined Allergan in 1984 after spending two years with the accounting firm Deloitte Haskins & Sells. He has a B.S. in accounting from Loyola Marymount University, an M.B.A. from Pepperdine University and is a certified public accountant (inactive). Mr. Hindman was also named the President of the Allergan Foundation in October 2009 and is the Chairman of the Loyola Marymount University Accounting Advisory Board where he has served as a member since 2007.

Aimee Weisner. Ms. Weisner has served as a member our board of directors since January 2014. She currently acts as the Corporate Vice President, General Counsel of Edwards Lifesciences Corporation, a position she has held since January 2011. From 2009 to 2010, she was engaged in private practice and served as legal advisor to publicly traded pharmaceutical and medical device companies located in Southern California. Prior to this, from 2002 to 2009, Ms. Weisner served in a number of positions at Advanced Medical Optics, Inc., including Corporate Vice President, General Counsel and Secretary; Executive Vice President, Administration, General Counsel and Secretary; and Executive Vice President, Administration and Secretary. From 1998 to 2002, Ms. Weisner served as Corporate Counsel and Assistant Secretary; and then Vice President, Assistant General Counsel and Assistant Secretary at Allergan, Inc. She received her Bachelor’s degree in Communications from California State University, Fullerton, her law degree from Loyola Law School, Los Angeles, and began her legal career as an associate at the law firm of O’Melveny & Myers LLP.

Legal Proceedings

Except as set forth below, no director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities during the past ten years. No director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

Lodwrick Cook is the managing member of The Weddington Company, LLC, which was a member of xTreme Industries, LLC. Mr. Cook was also the Chairman of xTreme Industries, LLC from October 2006 to June 2009. On June 23, 2009, xTreme Industries, LLC filed a petition for bankruptcy under Chapter 11 of Title 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Western District of Louisiana.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our President and Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers.

Board of Directors Composition

Our business and affairs are managed under the direction of our board of directors. The number of members of our board of directors will be fixed from time to time by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Our board of directors consists of five directors, three of whom qualify as “independent” under NASDAQ rules.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing to serve for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

■	the Class I directors are Kirk Calhoun and James Hindman, and their terms will expire at the annual meeting of stockholders to be held in 2015;

■	the Class II director is Aimee Weisner, and her term will expire at the annual meeting of stockholders to be held in 2016; and

■	the Class III directors are Leon Ekchian and Lodwrick Cook, and their terms will expire at the annual meeting of stockholders to be held in 2017.

Any increase or decrease in the number of directors will be distributed among the three classes such that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

We expect that, upon the closing of this offering, our common stock will be listed on NASDAQ. Under NASDAQ rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the closing of its initial offering. In addition, NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under NASDAQ rules, a director will only qualify as an “independent director” if the company’s board of directors affirmatively determines that the person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

In May 2014, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Aimee Weisner, James Hindman or Kirk Calhoun, representing three of our five directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under NASDAQ rules. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of three directors, Aimee Weisner, James Hindman and Kirk Calhoun. The composition of our audit committee meets the requirements for independence under current NASDAQ rules and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements set forth in the applicable NASDAQ rules. Kirk Calhoun is the chairperson of the audit committee and our board of directors has determined that Kirk Calhoun is an audit committee “financial expert” as defined in Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

■	selecting an independent registered public accounting firm to audit our annual financial statements, books, records, accounts and internal controls over financial reporting;

■	overseeing the work of and evaluating the qualifications, performance and independence of our independent registered public accounting firm or any other registered public accounting firm we may engage;

■	discussing the overall audit strategy, as well as the scope, timing and results of the audit, with the independent registered public accounting firm and reviewing with management and the independent auditors our quarterly and annual financial statements;

■	reviewing with management and our independent auditors the adequacy and effectiveness of our financial reporting processes, internal control over financial reporting and disclosure controls and procedures;

■	establishing and overseeing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

■	reviewing our policies on risk assessment and risk management;

■	reviewing, approving and overseeing any transaction between our company and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations on an ongoing basis;

■	at least annually, obtaining and reviewing a report by the independent registered public accounting firm that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

■	pre-approving all audit and permitted non-audit and tax services that may be provided by our independent auditors or other registered public accounting firms.

Our audit committee operates under a written charter that complies with NASDAQ rules and applicable SEC rules and regulations.

Compensation Committee

Our compensation committee consists of three directors, Aimee Weisner, James Hindman and Kirk Calhoun, each of whom is a non-employee director as defined in Rule 16b-3 under the Exchange Act and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986. James Hindman is the chairperson of the compensation committee. The composition of our compensation committee meets the independence requirements under current NASDAQ rules and SEC rules and regulations. The principal duties and responsibilities of our compensation committee include, among other things:

■	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

■	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

■	reviewing and recommending to our board of directors the compensation of our directors;

■	reviewing our incentive compensation arrangements to determine whether they encourage excessive risk-taking; and

■	reviewing and approving, or recommending that our board of directors approve, employee benefit plans.

Our compensation committee operates under a written charter that complies with NASDAQ rules and applicable SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

During 2013 and 2012, we did not have a compensation committee. Due to our small number of employees, our board of directors concluded that no such committee was needed. Mr. Cook and Dr. Ekchian have both historically participated in the consideration of executive officer and director compensation, other than with respect to the compensation of Dr. Ekchian, which was solely determined by Mr. Cook. We expect that none of the proposed members of our compensation committee will currently be or will have been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, Aimee Weisner, James Hindman and Kirk Calhoun. Aimee Weisner is the chairperson of the nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the independence requirements under current NASDAQ rules and SEC rules and regulations. The principal duties and responsibilities of our nominating and corporate governance committee include, among other things:

■	determining the qualifications, qualities, skills, and other expertise required to be a director and developing, and recommending to our board of directors for approval, criteria to be considered in selecting nominees for director;

■	identifying and screening individuals qualified to become members of our board of directors, and selecting and approving nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders, subject to approval by our board of directors;

■	evaluating the performance of individual members of our board of directors;

■	developing and recommending to our board of directors for approval standards for determining whether a director has a relationship with our company that would impair his or her independence, and evaluating the independence of directors and director nominees against such standards and against the independence requirements under NASDAQ rules and applicable SEC rules and regulations;

■	reviewing our committee structure and composition and making recommendations to our board of directors regarding changes to the committees;

■	developing, recommending to our board directors for approval, and annually reviewing our corporate governance guidelines; and

■	developing, subject to approval by our board of directors, a process for an annual evaluation of our board of directors and its committees and overseeing the performance of this annual evaluation.

Our nominating and corporate governance committee operates under a written charter that complies with NASDAQ rules and applicable SEC rules and regulations.

Director Compensation

During 2013 and 2012, we did not provide any compensation to the members of our board of directors. Our board of directors plans to approve a compensation policy for our non-employee directors, or the Director Compensation Program. Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation as follows:

■	Each non-employee director will receive an annual cash retainer in the amount of $30,000 per year.

■	The chairperson of the audit committee will receive additional annual cash compensation in the amount of $15,000 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $7,000 per year for such member’s service on the audit committee.

■	The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $5,000 per year for such member’s service on the compensation committee.

■	The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $7,500 per year for such chairperson’s service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $3,000 per year for such member’s service on the nominating and corporate governance committee.

Each of our four non-employee directors received a restricted stock award under the 2010 Plan in February 2014. Assuming the completion of this offering, these restricted stock awards will vest in three substantially equal annual installments on each of the first three anniversaries of the applicable vesting commencement date. Following the completion of this offering, the Director Compensation Program may also include an equity component, which will be determined at a later date.

EXECUTIVE COMPENSATION

In 2013 and 2012, our named executive officers, or NEOs, were Leon Ekchian, Ph.D., Charles Winckler and Ian Cook, M.D.

Summary Compensation Table for 2013 and 2012

The following table contains information regarding compensation that we paid to our NEOs during 2013 and 2012.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		BONUS ($)	STOCK AWARDS ($)	OPTION AWARDS ($) (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	NON-QUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)		TOTAL ($)
Leon Ekchian, Ph.D.	2013	250,000		—	—	—	—	—	—		250,000
President and Chief Executive Officer	2012	250,000		—	—	—	—	—	—		250,000

Charles Winckler	2013	116,688	(3)	—	—	—	—	—	—		116,688
Former Chief Financial Officer (2)	2012	28,012	(3)	—	—	144,007	—	—	—		172,019

Ian Cook, M.D.	2013	—		—	—	—	—	—	75,735	(5)	75,735
Senior Vice President and Chief Medical Officer (4)	2012	—		—	—	512,341	—	—	12,915	(5)	525,256

(1)	This column reflects the aggregate grant date fair value for options granted to the non-employee members of our executive team during the applicable year, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The amounts reported in this column exclude the impact of estimated forfeitures related to service-based vesting conditions but no such forfeitures have occurred. The assumptions we used in calculating the grant date fair value of options reported in this column are described in note 4 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Mr. Winckler performed the duties of Chief Financial Officer as a consultant and not as a full-time employee through March 2014.
(3)	Represents consulting fees paid to Charles Winckler Consulting, Inc., for services provided by Mr. Winckler during the applicable year.
(4)	Dr. Cook performed the duties of Senior Vice President and Chief Medical Officer as a consultant from January 30, 2014 until June 2014, when he was hired as a full-time employee. During 2012, Dr. Cook’s title was Senior Medical Advisor. In May 2013, he was named our Chief Medical Advisor.
(5)	Represents amounts paid by us to the Regents as compensation for Dr. Cook’s medical-related consulting services during the applicable year. These amounts were funded from proceeds of the NIH grants.

Narrative Discussion Regarding Summary Compensation Table

Compensation Arrangements

Leon Ekchian, Ph.D.

As of December 31, 2013, we did not have a formal compensation arrangement with Dr. Leon Ekchian, our President and Chief Executive Officer. Dr. Ekchian has historically received a salary as compensation for his services as our President and Chief Executive Officer. During each of 2013 and 2012, he received a salary of $250,000. We subsequently entered into an employment agreement with Dr. Ekchian as of February 14, 2014, pursuant to which Dr. Ekchian continues to serve as our President and Chief Executive Officer. Dr. Ekchian’s employment agreement provides for an initial employment term that expires on December 31, 2016 with automatic renewal for successive one-year terms thereafter unless terminated by either party upon prior written notice. Pursuant to the agreement, Dr. Ekchian is entitled to receive an initial base salary of $475,000 annually and is eligible to obtain an annual cash bonus for each calendar year during the employment term, payable upon the achievement of reasonable performance goals determined by our board of directors or the compensation committee.

If we terminate Dr. Ekchian’s employment without Cause or he resigns for Good Reason, his employment agreement provides that he will receive a lump-sum severance payment equal to Dr. Ekchian’s base salary for one year and a prorated annual bonus for the year subject to the achievement of applicable performance goals. Dr. Ekchian’s right to receive severance payments is conditioned upon his executing a release of claims in our favor. For purposes of

Dr. Ekchian’s employment agreement, “Cause” means termination because of: (1) Dr. Ekchian’s conviction for theft, embezzlement of money or other property of NeuroSigma, or fraud; (2) any act of gross negligence in performing the duties assigned to Dr. Ekchian under the terms of the employment agreement; (3) Dr. Ekchian’s willful refusal to execute the duties assigned to him under the terms of the employment agreement; (4) a material violation of our written or oral policies, standards or guidelines which results in material adverse consequences or damage to us; or (5) a material breach by Dr. Ekchian of his duty of confidentiality under the employment agreement or breach of his Employee Confidential Information and Invention Assignment Agreement.

Further, for purposes of Dr. Ekchian’s employment agreement, “Good Reason” means: (1) a reduction in Dr. Ekchian’s base salary, bonus or other compensation then in effect; (2) a material change in the location (outside of southern California) in which we require Dr. Ekchian to reside in order to perform a majority of his services, but excluding a change in location due to the relocation of our executive offices; (3) failure to allow Dr. Ekchian to participate in the benefits set forth in the employment agreement; (4) a change in Dr. Ekchian’s title from President and Chief Executive Officer; (5) the occurrence of a Change in Control (as defined in the 2010 Plan or any successor plan); (6) a material breach by us of the terms of the employment agreement; or (7) failure by the company to renew the agreement beyond the initial term or any subsequent additional one-year terms.

Charles Winckler

In October 2010, we entered into a consulting agreement with Charles Winckler Consulting, Inc., pursuant to which we engaged Mr. Winckler to perform interim financial services for us in exchange for compensation of $125.00 per hour. We also agreed to reimburse Mr. Winckler for certain expenses relating to his performance of services for us. The consulting agreement had no specific term and was subject to termination immediately upon written notice to Mr. Winckler, with or without cause. As described below, the consulting agreement also provided for the grant of options to purchase shares of our common stock.

Ian Cook, M.D.

We have not entered into a formal compensation arrangement with Dr. Ian Cook. However, prior to June 1, 2014, as compensation for Dr. Cook’s medical-related consulting services with respect to studies of our eTNS system for the treatment of various indications, including DRE, MDD, ADHD and PTSD, and for his involvement in our strategic planning and growth initiatives, we paid certain amounts to The Regents of the University of California, and granted options for Dr. Cook to purchase shares of our common stock. As of June 1, 2014, we hired Dr. Cook as a full-time employee.

Non-Equity Incentive Plan Compensation

During 2013 and 2012, we did not have any non-equity incentive plan compensation plans or arrangements for our NEOs.

Option Awards

We did not issue any option awards to our NEOs during 2013. Set forth below is a description of option awards issued to our NEOs during 2012.

Charles Winckler

On May 10, 2012, we granted Mr. Winckler an option to purchase 17,737 shares of our common stock at an exercise price of $7.06 per share. At December 31, 2013, 7,021 of the shares underlying this option were vested. On August 22, 2012, we granted Mr. Winckler another option to purchase 9,854 shares of our common stock at an exercise price of $7.06 per share. At December 31, 2013, 3,285 of the shares underlying this option were vested. In each case, the option was granted pursuant to the 2010 Plan and is scheduled to vest in 48 successive monthly installments beginning one month from the date of grant, subject to Mr. Winckler’s continued service to us.

If Mr. Winckler’s service ceases for any reason other than death, disability or misconduct, no additional shares underlying the options will vest and each option, to the extent then-vested, will remain exercisable until the close of business on the earlier of (1) the three month anniversary of the date Mr. Winckler’s service ceased and (2) the applicable option expiration date. If Mr. Winckler’s service ceases due to disability or death, no additional shares underlying the options will vest and each option, to the extent then-vested, will remain exercisable until the close of business on the earlier of (a) the 12 month anniversary of the date Mr. Winckler’s service ceased and (b) the applicable option expiration date. If Mr. Winckler’s service is terminated for misconduct or if Mr. Winckler otherwise engages in misconduct, the options will terminate immediately with respect to all shares underlying the options.

In the event of a change in control (as defined Mr. Winckler’s stock option agreements), unvested shares underlying the options will automatically vest and the options will become exercisable for all underlying shares; provided, that the unvested shares will not vest on such an accelerated basis if and to the extent (1) the options are to be assumed by the successor corporation (or parent thereof) or are otherwise to be continued in full force and effect pursuant to the terms of the change in control transaction or (2) the options are to be replaced with a cash incentive program of the successor corporation which preserves the spread existing on the unvested shares at the time of the change in control and provides for subsequent payout of that spread no later than the time each option would have otherwise vested.

Ian Cook, M.D.

As compensation for Dr. Cook’s non-medical related consulting services, including his involvement in our strategic planning and growth initiatives, we granted options for Dr. Cook to purchase common stock as further described below. On May 10, 2012, pursuant to the 2010 Plan, we granted an option for the purchase of 98,541 shares of our common stock at an exercise price of $7.06 per share, which Dr. Cook secured from UCLA in accordance with its policies regarding non-monetary compensation to faculty for consulting activities. The option is scheduled to vest in 48 successive monthly installments beginning one month from the date of grant, subject to Dr. Cook’s continued service to us. At December 31, 2013, 39,006 of the shares underlying this option vested.

If Dr. Cook’s service ceases for any reason other than death, disability or misconduct, no additional shares underlying the option will vest and the option, to the extent then-vested, will remain exercisable until the close of business on the earlier of (1) the three month anniversary of the date Dr. Cook’s service ceased and (2) the option expiration date. If Dr. Cook’s service ceases due to disability or death, no additional shares underlying the option will vest and the option, to the extent then-vested, will remain exercisable until the close of business on the earlier of (a) the 12-month anniversary of the date Dr. Cook’s service ceased and (b) the option expiration date. If Dr. Cook’s service is terminated for misconduct or if Dr. Cook otherwise engages in misconduct, the option will terminate immediately with respect to all shares underlying the option.

In the event of a change in control (as defined Dr. Cook’s stock option agreement), unvested shares underlying the option will automatically vest and the option will become exercisable for all underlying shares; provided, that the unvested shares will not vest on such an accelerated basis if and to the extent (1) the option is to be assumed by the successor corporation (or parent thereof) or is otherwise to be continued in full force and effect pursuant to the terms of the change in control transaction or (2) the option is to be replaced with a cash incentive program of the successor corporation which preserves the spread existing on the unvested shares at the time of the change in control and provides for subsequent payout of that spread no later than the time the option would have otherwise vested.

Outstanding Equity Awards at Fiscal Year End

The following table provides information about outstanding stock options held by each of our NEOs at December 31, 2013. Our NEOs did not hold any restricted stock or other stock awards as of December 31, 2013.

NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE (1)		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE (1)	NUMBER OF SECURITIES UNDERLYING UNEARNED UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE (2)
Leon Ekchian, Ph.D.	—	—		—	—	—	—

Charles Winckler	10/8/2010	14,781	(3)	—	—	1.63	10/7/2020
	5/10/2012	7,021	(4)	10,716	—	7.06	5/9/2022
	8/22/2012	3,285	(4)	6,569	—	7.06	8/21/2022

Ian Cook, M.D.	10/8/2010	492,707	(5)	—	—	1.63	10/7/2020
	5/10/2012	39,006	(6)	59,534	—	7.06	5/9/2022

(1)	Number of shares rounded to the nearest whole share.
(2)

If the optionholder’s service ceases for any reason other than death, disability or misconduct, no additional shares underlying the options will vest and each option, to the extent then-vested, will remain exercisable until the close of business on the earlier of (a) the three month anniversary of the date such optionholder’s service ceased and (b) the option expiration date set forth in this table. If the optionholder’s service ceases due to disability or death, no additional shares underlying the options will vest and each option, to the extent then-vested, will remain exercisable until the close of business on the earlier of (x) the 12-month anniversary of the date such optionholder’s service ceased and (y) the option expiration date set forth in this table. If the optionholder’s service is terminated for misconduct or if the optionholder otherwise engages in misconduct, each outstanding option granted to such optionholder will terminate immediately with respect to all shares underlying his options.
(3)	The shares underlying this option vested 100% on the date of grant.
(4)	The shares underlying this option vest in a series of 48 successive monthly installments upon Mr. Winckler’s completion of each month of service over such 48-month period; provided, that Mr. Winckler has continually provided service to us during such time.
(5)	The shares underlying this option vested 25% on the date of grant, with the balance of the unvested shares vesting in a series of 36 successive monthly installments upon Dr. Cook’s completion of each month of service over such 36-month period; provided, that Dr. Cook has continually provided service to us during such time.
(6)	The shares underlying this option vest in a series of 48 successive monthly installments upon Dr. Cook’s completion of each month of service over such 48-month period; provided, that Dr. Cook has continually provided service to us during such time.

2013 Option Exercises and Stock Vested Table (1)

NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)
Leon Ekchian, Ph.D.	—	—
Charles Winckler	—	—
Ian Cook, M.D.	—	—

(1)	During 2013, there were no exercises of stock options, stock appreciation rights or similar instruments, and no vesting of stock, including restricted stock, restricted stock units and similar instruments, by any of our NEOs.

Equity Compensation Plans

2014 Plan

Our board of directors has adopted, and our stockholders have approved, the 2014 Plan. The 2014 Plan provides an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Employees, officers, directors, and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the plan.

The compensation committee will administer the 2014 Plan. The administrator of the 2014 Plan has broad authority to:

■	select participants and determine the types of awards that they are to receive;

■	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the awards and establish the vesting conditions (if applicable) of such shares or awards;

■	determine the terms of any cash incentive or bonus awards under the plan;

■	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

■	construe and interpret the terms of the plan and any agreements relating to the plan;

■	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

■	subject to the other provisions of the plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

■	allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously-owned shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law.

A total of 2,067,600 shares of common stock are reserved for future issuance with respect to awards granted under the 2014 Plan. Any shares subject to outstanding options or other awards previously granted under the 2010 Plan which expire, are cancelled, forfeited or otherwise terminate, will also be available for awards under the 2014 Plan. Any shares subject to awards that are not paid, delivered or exercised before they expire or that are canceled or terminated, fail to vest, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2014 Plan. Shares issued in respect of any “full value” awards such as restricted stock or stock units will count against the foregoing share limit as one share for every share issued in connection with the award.

Awards under the 2014 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units, performance stock, phantom stock, dividend equivalents and other forms of awards including cash awards (such as annual bonuses or other types of cash incentives). Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive stock options may not be granted at prices below the fair market value of the underlying common stock on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of the underlying shares of common stock, or 110% of fair market value for incentive stock option grants to any 10% owner of common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or common stock. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the 2014 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Generally, and subject to limited exceptions set forth in the 2014 Plan, if we dissolve or undergo certain corporate transactions such as a merger, amalgamation, business combination, consolidation, or other reorganization; exchange of our common stock; a sale of substantially all of our assets; or any other event in which we are not the surviving entity, all awards then-outstanding under the 2014 Plan will become fully vested or payable, as applicable, and will terminate or be terminated in such circumstances, unless the plan administrator provides for the termination, assumption, substitution or other continuation of the award.

The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2014 Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Our board of directors may amend or terminate the 2014 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2014 Plan is not exclusive—the board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The 2014 Plan will terminate ten years following the adoption of the plan. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, stock appreciation rights and other rights to acquire shares of common stock under the plan is ten years after the initial date of the award.

2010 Plan

Our board of directors adopted the 2010 Plan in October 2010. The 2010 Plan permits (1) the grant of options to purchase common stock and (2) the issuance of shares of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to us, in each case to any of the following eligible recipients (in each case, a grantee):

■	our employees;

■	members of our board of directors;

■	consultants and advisors who provide services to us; and

■	our officers.

We will not grant any additional awards under the 2010 Plan and will instead grant awards under 2014 Plan. The 2010 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Authorized Shares

As adopted, the 2010 Plan authorized the issuance of up to an aggregate of 100,000 shares of our common stock. Following our 50-for-1 stock split effective in December 2011 and giving effect to the 1-for-2.537 reverse stock split effected on October 1, 2014, up to 1,970,831 shares of our common stock, in the aggregate, were issuable under the 2010 Plan. As of December 31, 2013, awards with respect to 1,454,465 shares of our common stock were issued under the 2010 Plan and 516,357 remained available for future grant under the 2010 Plan. The 2010 Plan provided that shares subject to outstanding options that expired or terminated for any reason prior to being exercised in full would be available for subsequent issuance under the 2010 Plan. The 2010 Plan also provided that unvested shares issued under the 2010 Plan that were subsequently cancelled or repurchased by us at a price per share not greater than the option exercise or direct issue price paid per share would be added back to the number of shares of common stock reserved for issuance under the 2010 Plan and would be available for reissuance through one or more subsequent option or direct stock awards under the 2010 Plan.

On January 28, 2014, our stockholders approved an amendment to the 2010 Plan, pursuant to which the aggregate number of shares of common stock reserved for issuance under the 2010 Plan was increased from 1,970,831 to 3,153,330.

On October 2, 2014, our stockholders approved the 2014 Plan. At such time, any shares available for new awards under the 2010 Plan became available for awards under the 2014 Plan. In addition, any shares subject to outstanding options or other awards previously granted under the 2010 Plan which expire, are cancelled, forfeited or otherwise terminate will become available for awards under the 2014 Plan instead of under the 2010 Plan.

Plan Administration

The 2010 Plan may be administered by our board of directors, or our board of directors may delegate any or all administrative functions to a committee of the board of directors (in either case, referred to as the administrator).

Subject to the provisions of the 2010 Plan, the administrator has the full authority to determine the following:

■	the recipients of option or stock awards;

■	the timing of option or stock awards;

■	with respect to an option award, the number of shares underlying the option, the exercise price per share, the status of the option as either an incentive option or a non-statutory option and the maximum term for which the option is to remain outstanding;

■	with respect to a stock award, the number of shares to be issued and the consideration to be paid by the recipient; and

■	the vesting schedule, if any, of the shares underlying the option or of the issued shares, as applicable.

Option Awards

The administrator may grant incentive stock options and non-statutory stock options under the 2010 Plan, but incentive stock options may only be granted to our employees. The per share exercise price of any option must equal at least the fair market value of a share of our common stock on the grant date, and the maximum term of any option is ten years. However, any option granted to a grantee who owns more than 10% of the total combined voting power of all classes of our stock must have a per share exercise price of at least 110% of the fair market value of a share of our common stock on the grant date, and the term of an incentive option granted to any such person may not exceed five years.

If a grantee’s service ceases for any reason other than death, disability or misconduct, no additional shares underlying the option will vest and the option, to the extent then-vested, will remain exercisable until the close of business on the earlier of (1) the three month anniversary of the date such grantee’s service ceased and (2) the option expiration date. If the grantee’s service ceases due to disability or death, no additional shares underlying the option will vest and the option, to the extent then-vested, will remain exercisable until the close of business on the earlier of (1) the 12-month anniversary of the date such grantee’s service ceased and (2) the option expiration date. If the grantee’s service is terminated for misconduct or if the grantee otherwise engages in misconduct, all outstanding options granted to such grantee will terminate immediately with respect to all shares underlying such options.

The administrator has the discretion to grant options that are exercisable for unvested shares. If a grantee’s service ceases while the shares issued upon the early exercise of the grantee’s option are still unvested, we have the right to repurchase any or all of those unvested shares at a price per share equal to the exercise price paid per share. Once we exercise this repurchase right, the grantee has no further stockholder rights with respect to those shares. The administrator has the authority to establish the terms upon which our repurchase right is exercisable, including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares. Any repurchases must be made in compliance with the relevant provisions of California law.

Stock Awards

The administrator may issue shares of common stock pursuant to the 2010 Plan for any of the following types of consideration that the administrator may deem appropriate in each individual instance:

■	cash or check made payable to us;

■	past services rendered to us; or

■	a promissory note to the extent permitted by the 2010 Plan.

Stock awards under the 2010 Plan may consist of the following:

■	vested shares of our common stock;

■	shares of our common stock that vest in one or more installments over a grantee’s period of service or upon attainment of specified performance objectives; or

■	the right to receive shares of our common stock upon the attainment of designated performance goals or the satisfaction of specified service requirements.

If a grantee’s service ceases while one or more unvested shares issued under the 2010 Plan are outstanding, or if the grantee does not attain the performance objectives with respect to one or more unvested shares, we have the right to repurchase the unvested shares at a price per share equal to the purchase price paid per share. Any repurchase must be made in compliance with the relevant provisions of applicable law. The administrator has the discretionary authority to waive the surrender and cancellation of one or more unvested shares (or other assets attributable thereto) which would otherwise occur upon the cessation of a grantee’s service or the non-attainment of the performance objectives applicable to those shares.

If a grantee does not attain the performance goals or satisfy specified service requirements relating to an outstanding share right award granted under the 2010 Plan, the right automatically terminates and no shares of our common stock will be issued in satisfaction of that award. The administrator, however, has the discretionary authority to issue shares of common stock under one or more outstanding share right awards as to which the designated performance goals or service requirements have not been attained or satisfied.

Subject to certain exceptions, grantees have full stockholder rights with respect to any shares of common stock issued under the 2010 Plan, whether or not the grantee’s interest in those shares is vested. Accordingly, the grantee has the right to vote such shares and to receive any regular cash dividends paid on such shares.

Transferability of Awards

Incentive options are exercisable only by the grantee during his or her lifetime and are not assignable nor transferable other than by will or by the laws of descent and distribution following the grantee’s death. Non-statutory options are transferable by will or by the laws of descent and distribution following the grantee’s death and may be assigned in whole or in part during the grantee’s lifetime to one or more of the grantee’s family members (as defined in Rule 701 promulgated under the Securities Act) through a gift or domestic relations order, or as otherwise permitted by Rule 701. The terms applicable to the assigned portion will be the same as those in effect for the option immediately prior to such assignment.

Certain Adjustments

In the event of certain changes in our capitalization, the maximum number or class of securities issuable pursuant to the 2010 Plan and the number or class of securities and the exercise price per share in effect under each outstanding option will be adjusted in order to prevent the dilution or enlargement of benefits. The adjustments determined by the administrator are final.

Change in Control

At the time of a change in control (as defined in the 2010 Plan), the shares of common stock underlying each option outstanding under the 2010 Plan vest automatically and each such option, immediately prior to the effective date of the change in control, becomes exercisable for all of the shares of common stock underlying that option. However, the shares of common stock underlying an outstanding option will not vest on this accelerated basis if and to the extent (1) the option is to be assumed by the successor corporation (or parent thereof) or otherwise to be continued in full force and effect pursuant to the terms of the change in control transaction, (2) the option is to be replaced with a cash incentive program of any successor corporation (or parent thereof) which preserves the spread existing on the unvested shares at the time of the change in control and provides for subsequent payout of that spread no later than the time each option would have otherwise vested or (3) the acceleration of the vesting of such option is subject to other limitations imposed by the administrator.

Upon a change in control, all outstanding repurchase rights under the 2010 Plan will terminate automatically and the shares of common stock subject to those terminated rights will vest immediately, except to the extent (1) those repurchase rights are assigned to the successor corporation (or parent thereof) or otherwise continue in full force and effect pursuant to the terms of the transaction, (2) the property (including cash payments) issued with respect to the unvested shares is held in escrow and released no later than as provided by the vesting schedule in effect for the unvested shares pursuant to the terms of the Change in Control transaction or (3) such accelerated vesting is precluded by other limitations imposed by the administrator.

The administrator has the discretionary authority, exercisable either at the time the unvested shares are issued or any time while our repurchase rights with respect to those shares remain outstanding, to provide that those rights will automatically terminate in whole or in part on an accelerated basis, and that some or all of the shares of common stock subject to those terminated rights will vest immediately, in each case upon the occurrence of a change in control or another specified event or in the event that the grantee’s service is involuntarily terminated within a designated period of time following a specified event.

Plan Amendment and Termination

Our board of directors has complete and exclusive power and authority to amend or terminate the 2010 Plan or any awards made thereunder. However, no such amendment or termination may adversely affect the rights and obligations with respect to options or unvested stock awards outstanding under the 2010 Plan unless the affected grantee consents to such amendment or termination. In addition, certain amendments may require approval of our stockholders.

Pension Benefits

Our NEOs did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2013 or 2012.

Nonqualified Deferred Compensation

Our NEOs did not earn any nonqualified deferred compensation benefits from us during 2013 or 2012.

Payments in Connection with a Termination of Service or a Change in Control

Except as described above under “—Narrative Discussion Regarding Summary Compensation Table—Option Awards,” our NEOs do not have any contracts or arrangements providing for payments or benefits in connection with a termination of service or a change in control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in the section of this prospectus captioned “Executive Compensation,” the following is a description of certain relationships and transactions since January 1, 2011 involving our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them.

Repayment of Promissory Note to CETEC Ventures, LLC

In February 2011, we repaid in full the total amount of outstanding principal and accrued interest, or $96,875.70, on a revolving promissory note previously issued to CETEC Ventures, LLC, a company that is controlled by Lodwrick Cook and Leon Ekchian. This revolving promissory note accrued interest at 7% per year and was scheduled to mature on January 2, 2012. Prior to February 2011, we incurred revolver borrowings and repaid such borrowings on three occasions. Each borrowing was $10,000 or less.

Promissory Notes and Equity Issuances—Chairman of the Board of Directors and Family Members

In January 2011, we issued a promissory note to Mr. Cook pursuant to which we could incur up to $600,000 of revolver borrowings. This note was payable upon the earlier of (1) January 31, 2013 and (2) the date upon which we received an aggregate of $1.0 million in gross proceeds from the issuance of our equity or debt securities. We did not incur any borrowings pursuant to this note prior to its expiration.

On February 9, 2011, we cancelled a $100,000 principal amount promissory note previously issued to Mr. Cook and Mr. Cook loaned us an additional $400,000. Accordingly, we issued a $500,000 principal amount convertible promissory note, which we refer to as the February 2011 Note, to Mr. Cook. The February 2011 Note accrued interest at 10% per year and was automatically convertible into shares of our common stock upon the consummation of an equity financing resulting in $250,000 of gross proceeds to us. The terms of the February 2011 Note also provided for conversion into common stock at our option upon a change of control or the first firm commitment underwritten public offering of our common stock. In connection with the conversion of the February 2011 Note as described below, we also issued a warrant to purchase an aggregate of 21,578 shares of our common stock at $6.96 per share to Mr. Cook.

During 2011, we issued convertible promissory notes with an aggregate principal amount of $550,000 to Mr. Cook’s son-in-law, Dr. Ricardo Chambi. These notes accrued interest at 10% per year and had the same conversion features as the February 2011 Note. In connection with the conversion of Dr. Chambi’s convertible promissory notes as described below, we also issued a warrant to purchase 23,736 shares of our common stock at an exercise price of $6.96 per share to Dr. Chambi.

On December 30, 2011, in connection with the sale and issuance of 35,964 shares of our common stock to an accredited investor for aggregate proceeds of $250,001, each of Mr. Cook’s and Dr. Chambi’s convertible promissory notes, as well as a convertible promissory note previously issued to Mr. Cook’s daughter, Patricia Chambi, was converted into shares of our common stock. The principal and accrued interest converted and the shares of common stock received by Mr. Cook and his family members were as follows:

	PRINCIPAL CONVERTED	ACCRUED INTEREST CONVERTED	SHARES OF COMMON STOCK
Lodwrick Cook	$500,000	$51,342.47	113,305
Patricia Chambi	50,000	7,835.62	11,885
Ricardo Chambi	550,000	61,520.56	125,672

On March 15, May 16, June 27, August 16, and September 27, 2013, we issued promissory notes with principal amounts of $300,000, $300,000, $300,000, $200,000 and $300,000, respectively, to Mr. Cook as evidence of borrowings of such amounts made on such dates. The promissory note issued on September 27, 2013 was due March 27, 2014, with the remaining promissory notes due December 31, 2013. Each promissory note accrued interest at 5% per year, and the principal and accrued interest on these notes was due and payable in full not later than the stated maturity date unless mutually extended by both parties. On October 14, 2013, these five promissory notes were cancelled and replaced with a single $1,427,506.85 principal amount promissory note issued to Mr. Cook on November 13, 2013, which represented the aggregate principal amount of the five separate notes plus unpaid interest accrued. This promissory note accrues interest at 12% per year. The principal and accrued interest on this note is due and payable on July 1, 2015. In addition, in connection with the cancellation and replacement of the five promissory notes, we issued Mr. Cook a warrant to purchase an aggregate of 17,196 shares of our common stock at an exercise price of $20.76 per share.

On November 10, 2013, we issued a $1,000,000 promissory note to Dr. Chambi. This promissory note accrues interest at 12% per year. The principal and accrued interest on this note is due and payable in full on July 1, 2015. In connection with the issuance of this promissory note, we issued to Dr. Chambi a warrant to purchase 12,046 shares of our common stock at an exercise price of $20.76 per share. The warrant is immediately vested and exercisable and has a term of five years.

On January 24, 2014, as consideration for providing a support letter to our independent registered public accounting firm indicating that he has the ability and the intent to continue to provide additional funding to meet our future liquidity needs through at least December 31, 2014, we issued to Mr. Cook a warrant to purchase 11,829 shares of our common stock at an exercise price of $21.14 per share. The warrant is immediately vested and exercisable and has a term of five years. Mr. Cook has no obligation to provide us with additional funding to meet our liquidity needs.

On February 28, 2014, we issued a $1,000,000 promissory note to Dr. Chambi. The promissory note accrues interest at 12% per year. The principal and interest on this promissory note is due and payable in full on the earlier of (1) July 1, 2015 and (2) the closing in one of more related transactions of an equity financing resulting in aggregate gross proceeds to us exceeding $25.0 million. In connection with the issuance of this promissory note, we issued to Dr. Chambi a warrant to purchase 11,829 shares of our common stock at an exercise price of $21.14 per share. The warrant is immediately vested and exercisable and has a term of five years.

On March 20, 2014, we issued 14,385 shares of common stock at $6.96 per share to Mr. Cook upon the partial exercise of certain of his 2011 warrants, generating $99,999 in aggregate proceeds.

On April 4, 2014, we issued 23,736 shares of common stock at $6.96 per share to Dr. Chambi upon the exercise of his 2011 warrants, generating $165,000 in aggregate proceeds.

On August 4, 2014, we issued a $699,986.56 promissory note to Mr. Cook. This promissory note accrues interest at 12% per year. The principal and accrued interest on this note is due and payable in full on July 1, 2015. In connection with issuance of this promissory note, we issued to Mr. Cook a warrant to purchase 8,280 shares of our common stock at an exercise price of $21.14 per share. The warrant is immediately vested and exercisable and has a term of five years.

On August 19, 2014, we issued 7,193 shares of common stock at $6.96 per share to Mr. Cook upon the exercise of his remaining 2011 warrants, generating $50,002 in aggregate proceeds.

As of October 6, 2014, the $2,127,493.41 aggregate principal amount of promissory notes issued to Mr. Cook and the $2,000,000 aggregate principal amount of promissory notes issued to Dr. Chambi, including the related accrued interest, were outstanding. The terms of the promissory notes issued to Mr. Cook in November 2013 and August 2014 and the promissory note issued to Dr. Chambi in November 2013 do not require immediate repayment upon the closing of this offering. The principal and interest on the promissory note issued to Dr. Chambi in February 2014 will be due and payable in full upon the completion of this offering, assuming such closing occurs prior to July 1, 2015 and generates aggregate gross proceeds to us in excess of $25.0 million.

Sale of Common Stock to Related Party

On September 10, 2012 we sold 71,903 shares of common stock to Patricia Chambi at a purchase price of $6.96 per share for aggregate proceeds to us of $500,000. Patricia Chambi is the daughter of Lodwrick Cook.

Indemnification Agreements with Directors and Officers

We have entered and intend to continue to enter into indemnification agreements with our directors and officers which, subject to certain exceptions, require us to indemnify such persons to the fullest extent permitted by applicable law, including indemnification against certain expenses, including attorneys’ fees, judgments, fines or penalties or other amounts paid in settlement in connection with any legal proceedings to which the director was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, fiduciary or agent of the company or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the express written request of the company, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of the company and, with respect to any criminal proceeding, in a manner in which such person would have had no reasonable cause to believe his conduct was unlawful. Subject to certain limitations, these indemnification agreements also require us to advance expenses to our directors and officers in advance of the final disposition of any action or proceeding for which indemnification is required or permitted.

Policies and Procedures for Related Party Transactions

Immediately following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this responsibility, a related person will be defined as a director, executive officer, nominee for director, or stockholders who own greater than 5% of our outstanding common stock and their affiliates, in each case since the beginning of the most recently completed fiscal year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 6, 2014, and as adjusted to reflect the sale of common stock in this offering, for:

■	each of our named executive officers;

■	each of our executive officers;

■	each of our directors;

■	all of our directors and executive officers as a group; and

■	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC and the information below is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, a person is generally deemed to beneficially own a security if such person has sole or shared voting or investment power with respect to that security, including with respect to securities such person has the right to acquire within 60 days. Except as indicated in the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership prior to this offering is based on 8,872,864 shares of common stock outstanding as of October 6, 2014. Applicable percentage ownership after this offering is based on 12,633,725 shares of common stock outstanding as of October 6, 2014, after giving effect to the issuance of 3,571,429 shares of our common stock in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of October 6, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The table below excludes any shares of common stock that may be purchased under the directed share program.

Unless otherwise indicated, the address of each of the individuals named below is c/o NeuroSigma, Inc., 10960 Wilshire Boulevard, Suite 1910, Los Angeles, California 90024.

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING		SHARES BENEFICIALLY OWNED AFTER THE OFFERING (1)
NAME OF BENEFICIAL OWNER	NUMBER	PERCENT (%)	NUMBER	PERCENT (%)
Executive Officers
Leon Ekchian, Ph.D. (2)	2,699,113	30.42	2,699,113	21.36
David Hayes (3)	521,426	5.88	521,426	4.13
Carl Adams (4)	90,657	1.06	90,657	*
Charles Winckler (5)	67,760	*	67,760	*
Gregory Brooks (6)	139,124	1.57	139,124	1.10
Ian Cook, M.D. (7)	554,295	5.88	554,295	4.20

Non-Employee Directors
Lodwrick Cook (8)	2,682,100	30.10	2,682,100	21.17
Kirk Calhoun (9)	11,824	*	11,824	*
James Hindman (10)	11,824	*	11,824	*
Aimee Weisner (11)	11,824	*	11,824	*

Officers and Directors as a Group (10 persons)	6,789,947	71.22	6,789,947	51.07

5% Stockholders
Blackmore Escrow, Inc., as escrow agent (12)	985,415	11.11	985,415	7.80

*	Less than 1%.

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)	Includes 315,333 restricted shares of common stock issued to Dr. Ekchian on February 14, 2014. Subject to the terms of the applicable restricted stock award agreement, these restricted shares are scheduled to vest 45% on the 211th day following this offering, 28% on March 24, 2016 and 27% on March 24, 2017.
(3)	Includes 295,624 restricted shares of common stock issued to Mr. Hayes on February 14, 2014. Subject to the terms of the applicable restricted stock award agreement, these restricted shares are scheduled to vest 45% on the 201st day following this offering, 28% on March 1, 2016 and 27% on March 1, 2017.
(4)	Consists of (a) 1,970 shares of common stock that Mr. Adams has the right to acquire within 60 days of October 6, 2014 through the exercise of stock options and (b) 88,687 restricted shares of common stock issued to Mr. Adams on February 14, 2014. Subject to the terms of the applicable restricted stock award agreement, these restricted shares are scheduled to vest 25% on the 181st day following this offering, 25% on January 27, 2016, 25% on January 27, 2017 and 25% on January 27, 2018.
(5)	Consists of 67,760 shares (rounded to the nearest whole share) that Mr. Winckler has the right to acquire within 60 days of October 6, 2014 through the exercise of stock options.
(6)	Consists of 139,124 restricted shares of common stock issued to Mr. Brooks on February 14, 2014. Subject to the terms of the applicable restricted stock award agreement, these restricted shares are scheduled to vest 45% on the 181st day following this offering, 28% on January 1, 2016 and 27% on January 1, 2017.
(7)	Consists of 554,295 shares (rounded to the nearest whole share) that Dr. Cook has the right to acquire within 60 days of October 6, 2014 through the exercise of stock options.
(8)	Includes (a) 37,305 shares of common stock that Mr. Cook has the right to acquire through the exercise of warrants, (b) 1,175,121 shares of common stock held by the Lodwrick Cook Survivors Trust UTD September 16, 1991, (c) 1,290,431 shares of common stock held by the Carole Cook Exempt Marital Trust UTD September 16, 1991, (d) 39,416 shares of common stock held by Sherri L. Cook, Mr. Cook’s daughter who resides at the same address and (e) 118,429 restricted shares of common stock issued to Mr. Cook on February 14, 2014. Mr. Lodwrick Cook is the trustee of each of the Lodwrick Cook Survivors Trust UTD September 16, 1991 and the Carole Cook Exempt Marital Trust UTD September 16, 1991 and, as such may be deemed the beneficial owner of shares held by each trust. Mr. Cook disclaims beneficial ownership of such shares, as well as the shares held by Sherri L. Cook, except to the extent of any pecuniary interest therein. Subject to the terms of the applicable restricted stock award agreement, these restricted shares are scheduled to vest 33% on the 221st day following this offering, 33% on June 18, 2016 and 33% on June 18, 2017.
(9)	Consists of 11,824 restricted shares of common stock issued to Mr. Calhoun on February 14, 2014. Subject to the terms of the applicable restricted stock award agreement, these restricted shares are scheduled to vest 33% on the 181st day following this offering, 33% on February 12, 2016 and 33% on February 12, 2017.
(10)	Consists of 11,824 restricted shares of common stock issued to Mr. Hindman on February 21, 2014. Subject to the terms of the applicable restricted stock award agreement, these restricted shares are scheduled to vest 33% on the 181st day following this offering, 33% on February 21, 2016 and 33% on February 21, 2017.
(11)	Consists of 11,824 restricted shares of common stock issued to Ms. Weisner on February 14, 2014. Subject to the terms of the applicable restricted stock award agreement, these restricted shares are scheduled to vest 33% on the 181st day following this offering, 33% on February 12, 2016 and 33% on February 12, 2017.
(12)	The address of Blackmore Escrow, Inc. is 19700 Fairchild Road, Suite 110, Irvine, CA 92612. On December 26, 2013, we issued and delivered 985,415 shares of our common stock to Blackmore Escrow, Inc. to be held in escrow until such time as a litigation matter and contractual dispute are resolved. See the section of this prospectus captioned “Business—Legal Proceedings; Product Liability” for additional information.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 125,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

As of October 6, 2014, there were 8,872,864 shares of our common stock outstanding, held by approximately 42 stockholders of record. Our board of directors is authorized, without stockholder approval, except as required by the listing standards of NASDAQ, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor, at the times and in the amount that our board of directors may, in its discretion, determine. See the section of this prospectus captioned “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of June 30, 2014, we had outstanding options to purchase 1,572,712 shares of our common stock pursuant to our 2010 Plan, with a weighted-average exercise price of $6.19 per share.

Warrants

As of June 30, 2014, we had outstanding warrants to purchase 115,835 shares of our common stock, with a weighted-average exercise price of $16.43 per share.

Registration Rights

No registration rights currently exist with respect to any of our securities.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

■	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

■	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

■	any merger or consolidation involving the corporation and the interested stockholder;

■	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

■	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

■	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

■	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 defines an interested stockholder as a person who, together with its affiliates and associates, owns, or within the past three years owned, 15% or more of a corporation’s voting stock.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, the amended and restated certificate of incorporation and amended and restated bylaws:

■	permit the board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

■	provide that the authorized number of directors may be changed only by resolution of the board of directors;

■	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or an applicable preferred stockholder agreement, if any, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

■	divide the board of directors into three classes;

■	provide that, unless otherwise specified in a preferred stockholder agreement, a director may only be removed from the board of directors by a majority vote of the stockholders for cause;

■	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;

■	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and meet specific requirements as to the form and content of a stockholder’s notice;

■	not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

■	provide that special meetings of our stockholders may be called only by a majority of the members of our board of directors or by our president; and

■	provide that stockholders will be permitted to amend the bylaws only with the affirmative vote of the holders of not less than a majority of the total voting power of all of our outstanding securities then entitled to vote generally in the election of directors.

The amendment of any of these provisions would require approval by the holders of at least two-thirds of our then outstanding common stock, voting as a single class.

Exclusive Jurisdiction

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of us, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to the us or the our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our amended and restated bylaws or (5) any action asserting a claim against us governed by the internal affairs doctrine, in each such case, subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have applied for listing of our common stock on NASDAQ under the symbol “NSIG.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of October 6, 2014, we expect to have a total of 12,633,725 shares of our common stock outstanding (or 13,169,439 shares of common stock if the underwriters exercise their option to purchase additional shares in full). Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of all or substantially all of our equity securities have entered into or will enter into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our equity securities for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of Rules 144 and 701, and assuming no exercise of the underwriters’ option to purchase additional shares, shares will be available for sale in the public market as follows:

■	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

■	additional shares will be eligible for sale upon expiration of the lock-up agreements described below 180 days after the date of this prospectus, subject in many cases to the limitations of either Rule 144 or Rule 701 under the Securities Act; and

■	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our officers and directors and holders of substantially all of our outstanding capital stock have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exercisable or exchangeable for shares of our capital stock. Jefferies LLC may, in its discretion, release any of the securities subject to these lock-up agreements at any time.

As described in the section captioned “Underwriting—Directed Share Program,” our directors and officers who participate in the directed share program will be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program, with the same restrictions as the lock-up agreement described above.

See the section of this prospectus captioned “Underwriting” for a more complete description of the lock-up agreements with the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

■	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our initial public offering, or

■	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

As of December 31, 2013, no shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period and upon obtaining the consent of Jefferies LLC to release all or any portion of these shares from the lock-up agreements.

Stock Options

As of December 31, 2013, there were outstanding options to purchase 1,454,465 shares of common stock pursuant to our 2010 Plan, with a weighted-average exercise price of $4.98 per share. As soon as practicable after the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 under the Securities Act to register the offer and resale of shares of our common stock underlying outstanding options or reserved for issuance under our 2010 Plan and our 2014 Plan. This registration statement will become effective immediately upon filing, and shares of our common stock covered by the Form S-8 registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates.

Warrants

Upon completion of this offering, warrants entitling holders to purchase an aggregate of 86,712 shares of our common stock at a weighted-average exercise price of $20.96 per share, including warrants issued after December 31, 2013, will remain outstanding. See the section of this prospectus captioned “Description of Capital Stock—Warrants” for additional information. Shares of our common stock issued upon exercise of the warrants may be sold after the expiration of the lock-up period, subject the requirements of Rule 144 described above.

Registration Rights

No registration rights currently exist with respect to any of our securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income and estate tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the potential application of the Medicare contribution tax or the tax considerations arising under the laws of any state, local or other jurisdiction and is limited to investors who will hold our common stock as a capital asset for tax purposes. This summary does not address all tax considerations that may be important to a particular investor in light of the investor’s circumstances or to certain categories of non-U.S. investors that may be subject to special rules, such as:

■	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);

■	persons subject to the alternative minimum tax;

■	tax-exempt organizations;

■	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

■	dealers in securities or currencies;

■	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

■	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

■	certain former citizens or long-term residents of the United States;

■	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

■	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under other U.S. federal tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock other than a (1) U.S. citizen or U.S. resident alien, (2) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, (4) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person or (5) a partnership or other entity taxable as a partnership for U.S. federal income tax purposes.

Distributions on Common Stock

If we make distributions on our common stock, these distributions generally will constitute dividends for U.S. federal tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a tax-free return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States) are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying exemption. Such effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion below regarding recent legislative withholding developments, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

■	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

■	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

■	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation”, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and your holding period for our common stock.

If you are described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period described above.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or the gross proceeds of a disposition of our common stock may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% also generally applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. The withholding obligations described above with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2014, between us and Jefferies LLC, as the representative of the underwriters named below and the sole book-running manager of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
BTIG, LLC
Craig-Hallum Capital Group LLC

Total	3,571,429

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $3,267,440.

We have agreed to reimburse the underwriters for all expenses and fees related to the review by the Financial Industry Regulatory Authority up to $30,000.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to have our common stock approved for listing on NASDAQ under the trading symbol “NSIG”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 535,714 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or make any demand for or exercise any right with respect to the registration of our common stock, without, in each case, the prior written consent of Jefferies LLC for a period of 180 days after the date of this prospectus.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180 day period, release all or any portion of the securities subject to lock-up agreements. However, at least three business days before the effectiveness of any release or waiver of the restrictions described above in connection with any transfer of shares of common stock by an officer or director, Jefferies LLC will notify us of the impending release or waiver of any restriction, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 178,572 shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of shares of common stock in the program. Jefferies LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation

Date, it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time:

■	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

■	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common stock shall require the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each Relevant Member State) includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter:

■	has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with the sale or issue of common stock in circumstances in which section 21 of FSMA does not apply to such underwriter; and

■	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

This prospectus is directed solely at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act (Financial Promotion) Order 2005 (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with relevant persons only.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us in this prospectus will be passed upon for us by Haynes and Boone, LLP. The underwriters are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation in connection with the offering.

EXPERTS

The consolidated financial statements of NeuroSigma, Inc. at December 31, 2013 and December 31, 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained on the exhibits to the registration statement as provided by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. We also maintain a website at www.neurosigma.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

NEUROSIGMA, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

of NeuroSigma, Inc.

We have audited the accompanying consolidated balance sheets of NeuroSigma, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NeuroSigma, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

March 21, 2014,

except for the retroactive effect of the 1-for-2.537 reverse stock split as described in paragraph 7 of Note 1, as to which the date is October 7, 2014

NEUROSIGMA, INC.

Consolidated Balance Sheets

	DECEMBER 31,		JUNE 30. 2014
	2012	2013
			(unaudited)
Assets
Current assets:
Cash	$830,056	$1,408,688	$1,558,944
Accounts receivable	—	—	2,377
Grants receivable	125,664	164,101	182,519
Inventories	139,696	47,227	59,521
Prepaid expenses	33,367	54,794	128,163

Total current assets	1,128,783	1,674,810	1,931,524
Property and equipment	27,065	58,712	71,685
Accumulated depreciation and amortization	(7,895)	(16,589)	(22,692)

Property and equipment, net	19,170	42,123	48,993
Deferred offering costs	—	1,234,799	2,092,814
Other assets	33,598	46,552	45,264

Total assets	$1,181,551	$2,998,284	$4,118,595

Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$382,533	$1,827,864	$1,346,647
Accrued compensation	42,903	88,811	225,208
Current portion of deferred rent	7,239	3,668	12,977
Deferred grant revenue	—	20,372	28,876

Total current liabilities	432,675	1,940,715	1,613,708
Notes payable	—	691,925	2,639,895
Notes payable to related parties	—	2,047,687	2,883,426
Interest payable	—	21,228	155,040
Interest payable to related parties	—	44,038	228,929
Accelerated repayment feature	—	121,700	260,800
Beneficial redemption feature	—	—	351,600
Deferred rent	—	26,634	32,803

Total liabilities	$432,675	$4,893,927	8,166,201
Commitments and contingencies
Contingently redeemable restricted common stock	—	—	2,858,209
Stockholders’ (deficit) equity:
Common stock and additional paid-in capital $0.0001 par value, 25,000,000 shares authorized December 31, 2012 and 2013 and 30,000,000 shares authorized June 30, 2014 (unaudited), 7,671,254, 7,674,130 and 8,835,461 shares issued and outstanding at December 31, 2012, 2013 and June 30, 2014 (unaudited), respectively	13,112,286	16,295,238	18,813,506
Accumulated deficit	(12,281,646)	(18,069,921)	(25,569,637)
Non-controlling interests	(81,764)	(120,960)	(149,684)

Total stockholders’ (deficit) equity	748,876	(1,895,643)	(6,905,815)

Total liabilities and stockholders’ (deficit) equity	$1,181,551	$2,998,284	$4,118,595

See accompanying notes.

NEUROSIGMA, INC.

Consolidated Statements of Operations

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2012	2013	2013	2014
			(unaudited)
Product revenue, net	$—	$35,832	$8,091	$23,923
Cost of goods sold	—	47,945	2,700	12,108

Gross profit (loss)	—	(12,113)	5,391	11,815
Operating expenses:
Research and development	2,799,657	3,576,382	1,674,690	1,088,022
Selling, general and administrative	2,916,427	2,618,449	1,042,637	5,809,858

Total operating expenses	5,716,084	6,194,831	2,717,327	6,897,880

Loss from operations	(5,716,084)	(6,206,944)	(2,711,936)	(6,886,065)
Other income (expense):
Grant income	513,905	539,966	251,130	213,531
Interest expense	(839)	(49,924)	(496)	(275,713)
Interest expense related party	—	(103,369)	(6,370)	(379,187)
Re-measurement of accelerated repayment feature	—	(5,600)	—	80,000
Re-measurement of beneficial redemption feature	—	—	—	(14,100)
Other expense	—	—	—	(132,653)
Other expense related party	—	—	—	(132,653)

Total other income (expense), net	513,066	381,073	244,264	(640,775)

Loss before provision for income taxes	(5,203,018)	(5,825,871)	(2,467,672)	(7,526,840)
Provision for income taxes	(800)	(1,600)	(1,600)	(1,600)

Net loss	(5,203,818)	(5,827,471)	(2,469,272)	(7,528,440)
Less: net loss, non-controlling interests	30,838	39,196	13,869	28,724

Net loss attributable to NeuroSigma	$(5,172,980)	$(5,788,275)	$(2,455,403)	$(7,499,716)

Per share information:
Net loss attributable to NeuroSigma, basic and diluted	$(0.70)	$(0.83)	$(0.34)	$(1.12)

Basic and diluted weighted average shares of common stock outstanding	7,364,236	6,961,168	7,238,116	6,725,856

See accompanying notes.

NEUROSIGMA, INC.

Consolidated Statements of Stockholders’ (Deficit) Equity

	NUMBER OF SHARES OF COMMON STOCK	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	NON- CONTROLLING INTERESTS	TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY
Balance at December 31, 2011	7,365,092	$7,846,851	$(7,108,666)	$(49,463)	$688,722
Common stock issued for cash	306,162	2,128,259	—	—	2,128,259
Stock-based compensation	—	1,978,842	—	—	1,978,842
Common stock of NSVascular, Inc. (majority-owned subsidiary) issued for intellectual property	—	—	—	1,058	1,058
Repurchase of NSVascular, Inc. (majority-owned subsidiary) common stock for cash	—	—	—	(2,521)	(2,521)
Re-measurement of common stock issued to non-employees	—	1,158,334	—	—	1,158,334
Net loss	—	—	(5,172,980)	(30,838)	(5,203,818)

Balance at December 31, 2012	7,671,254	$13,112,286	$(12,281,646)	$(81,764)	$748,876
Common stock issued for cash	2,876	20,000	—	—	20,000
Stock-based compensation	—	2,591,905	—	—	2,591,905
Repurchase of common stock for cash	(985,415)	(500)	—	—	(500)
Warrants issued for cash	—	159,653	—	—	159,653
Warrants issued to related parties for cash	—	411,644	—	—	411,644
Common stock issued to escrow	985,415	250	—	—	250
Net loss	—	—	(5,788,275)	(39,196)	(5,827,471)

Balance at December 31, 2013	7,674,130	$16,295,238	$(18,069,921)	$(120,960)	$(1,895,643)
Common stock issued for cash (unaudited)	30,210	210,002	—	—	210,002
Common stock issued to related parties for cash (unaudited)	38,121	264,999	—	—	264,999
Issuance of restricted common stock (unaudited)	1,093,000	—	—	—	—
Reclassification of contingently redeemable restricted common stock (unaudited)	—	(2,858,209)	—	—	(2,858,209)
Stock-based compensation (unaudited)	—	4,441,056	—	—	4,441,056
Warrants issued for cash (unaudited)	—	32,558	—	—	32,558
Warrants issued to related parties for cash (unaudited)	—	162,556	—	—	162,556
Warrants issued at fair value (unaudited)	—	132,653	—	—	132,653
Warrants issued to related party at fair value (unaudited)	—	132,653	—	—	132,653
Net loss (unaudited)	—	—	(7,499,716)	(28,724)	(7,528,440)

Balance at June 30, 2014 (unaudited)	8,835,461	$18,813,506	$(25,569,637)	$(149,684)	$(6,905,815)

See accompanying notes.

NEUROSIGMA, INC.

Consolidated Statements of Cash Flows

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2012	2013	2013	2014
			(unaudited)
Operating activities:
Net loss	$(5,203,818)	$(5,827,471)	$(2,469,272)	$(7,528,440)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,284	9,699	4,536	6,103
Re-measurement of common stock issued to non-employees	1,158,334	—	—	—
Interest expense for converted promissory notes	—	1,500	—	—
Interest expense for converted promissory notes to related parties	—	27,507	—	—
Amortization of note discount	—	26,178	—	141,128
Amortization of note discount to related parties	—	31,824	—	194,295
Asset impairments	—	23,770	—	—
Re-measurement of accelerated repayment feature	—	5,600	—	(80,000)
Re-measurement of beneficial redemption feature	—	—	—	14,100
Stock-based compensation	1,978,842	2,591,905	1,080,764	4,441,056
Warrants issued at fair value	—	—	—	132,653
Warrants issued to related party at fair value	—	—	—	132,653
Common stock of NSVascular, Inc. (majority-owned subsidiary) issued for intellectual property	1,058	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	—	—	(1,188)	(2,377)
Grants receivable	(89,774)	(38,437)	(125,466)	(18,418)
Inventories	(139,696)	58,097	(26,348)	(11,006)
Prepaid expenses	(19,555)	(21,177)	8,686	(73,370)
Accounts payable	167,809	392,932	330,566	95,681
Accrued compensation	19,480	45,908	40,139	136,398
Deferred grant revenue	—	20,372	—	8,504
Deferred rent	(10,791)	23,064	12,733	15,478
Interest payable to related party	—	44,038	6,371	184,892
Interest payable	—	21,228	—	133,812

Net cash used in operating activities	(2,133,827)	(2,563,463)	(1,138,479)	(2,076,858)

Investing activities:
Purchases of property and equipment	(8,679)	(35,007)	(35,950)	(12,973)
Other	(20,139)	—	—	—

Net cash used in investing activities	(28,818)	(35,007)	(35,950)	(12,973)

Financing activities:
Repurchase of NSVascular, Inc. (majority-owned subsidiary) common stock	(2,521)	—	—	—
Proceeds from the issuance of common stock	2,128,259	20,000	20,000	210,002
Repurchase of common stock	—	(500)	(500)	—
Proceeds from the issuance of common stock to related party	—	—	—	264,999
Payments for initial offering costs	—	(182,398)	—	(1,434,915)
Proceeds from the issuance of promissory notes to related parties	—	1,988,356	900,000	641,444
Proceeds from the issuance of promissory notes	—	664,247	—	1,806,843
Proceeds from the issuance of warrants to related parties	—	411,644	—	162,556
Proceeds from the issuance of warrants	—	159,653	—	32,558
Proceeds from the issuance of beneficial redemption feature	—	—	—	337,500
Proceeds from the issuance of accelerated repayment feature	—	116,100	—	219,100

Net cash provided by financing activities	2,125,738	3,177,102	919,500	2,240,087

Net increase (decrease) in cash	(36,907)	578,632	(254,929)	150,256
Cash, beginning of period	866,963	830,056	830,056	1,408,688

Cash, end of period	$830,056	$1,408,688	$575,127	$1,558,944

See accompanying notes.

NEUROSIGMA, INC.

Consolidated Statements of Cash Flows—(Continued)

Supplemental Non-cash Financing Activities:

During 2013, $1,400,000 aggregate principal amount of promissory notes to a related party and $27,507 of interest payable on these notes were converted to a Tier IV note.

During 2013, $300,000 principal amount of a bridge promissory note and $1,500 of interest payable on that note were converted to a Tier III note.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	2012	2013	2013	2014
			(unaudited)
Cash paid during the period for:
Cash paid for interest	$839	$1,020	$56	$775

Cash paid for taxes	$800	$1,600	$1,600	$2,400

See accompanying notes.

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements

1. Organization, Business and Basis of Presentation

NeuroSigma, Inc. (including its subsidiaries, referred to as “the Company,” “we,” “our,” “us” or NeuroSigma), a Delaware corporation, was incorporated in March 2008 and is headquartered in Los Angeles, California.

We are a life sciences company focused on developing bioelectronic products to treat patients suffering from major neurological and neuropsychiatric disorders such as epilepsy and depression. Our non-invasive eTNS system (“eTNS system”) employs trigeminal nerve stimulation (“TNS”) as adjunctive therapy for drug-resistant epilepsy and major depressive disorder. TNS is a medical treatment that delivers low-intensity electrical current through a single-use patch to stimulate branches of the trigeminal nerve near the surface of the forehead, thereby non-invasively modulating activity in targeted brain regions. We exclusively in-license early stage technologies developed at leading universities and research institutions, primarily from the University of California, Los Angeles (“UCLA”). Our current portfolio of neuromodulation technologies was exclusively licensed from the Regents of the University of California. Prior to 2013, we were a development stage company focused on research and development.

Our eTNS system received regulatory approval in the European Union (“EU”) in August 2012, in Canada in April 2013 and in Australia in March 2014, but as of the date of the issuance of these consolidated financial statements, our eTNS system is not approved for sale in the United States or any other jurisdiction. Currently, we are primarily focused on research and development, including obtaining regulatory approval in the United States, commercialization efforts in the EU, Canada and Australia, financing, and investing in our infrastructure, including recruiting and hiring of personnel. Commercial sales of our eTNS system commenced in June 2013 and we have had minimal product revenue through June 30, 2014. Our ability to successfully carry out our business plan is primarily dependent upon our ability to (1) obtain sufficient additional capital on terms acceptable to us, or at all, (2) execute product research and development, including obtaining U.S. Food and Drug Administration (“FDA”) approval of our products for marketing in the United States and (3) generate revenues and cash flows from future sales of our products in approved jurisdictions, and there can be no assurance that we will successfully achieve such goals. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and cash flows, including our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or amounts and classification of liabilities that might be necessary should we be unable to continue in business.

In order to meet our future liquidity needs, we are reliant upon additional financing (either through this offering or otherwise) for our operations and growth. Additional financing may not be available on a timely basis or on terms acceptable to us. Historically, the current chairman of our board of directors and a major stockholder has been a significant source of funding. Certain significant stockholders have agreed to provide additional funding through at least December 31, 2014; however, there is no guarantee that these stockholders will fund the Company to the point where our operations will generate positive cash flows on a consistent basis. If adequate funds are not available from our significant stockholders or other sources of financing, we may have to delay development of new products or reduce other operating expenses. Any of these factors could harm our business and financial condition, results of operations, and cash flows.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Additionally, the accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. We have incurred operating losses in each year since our inception in 2008 and expect to incur substantial and increasing losses for the foreseeable future. We have a limited operating history and do not yet have experience in the large-scale manufacturing and commercializing of our products, which may make it difficult to predict our future performance or evaluate our business and prospects. We have only generated minimal product revenue through June 30, 2014 and we expect to continue to incur significant research and development and other expenses related to our ongoing operations. We have funded our operations primarily through the sale and issuance of common stock, issuance of convertible and

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

non-convertible promissory notes, and grant amounts received from the National Institutes of Health (“NIH”) pursuant to the Small Business Technology Transfer Program (the “SBTTP”). We had net losses attributable to NeuroSigma of $5,172,980 and $5,788,275 for 2012 and 2013, respectively, and $2,455,403 and $7,499,716 for the six months ended June 30, 2013 and 2014, respectively. We had used cash flows from operations of $2,133,827 and $2,563,463 for 2012 and 2013, respectively, and $1,138,479 and $2,076,858 for the six months ended June 30, 2013 and 2014, respectively. At June 30, 2014, we had an accumulated deficit of $25,569,637, cash of $1,558,944 and working capital of $317,816.

To date, we have been successful in raising funds to meet current needs. While we believe that additional funding will be available when needed to fund required expenditures for the next 12 months and beyond, there is no assurance that we will be able to obtain such financing. In addition, we have the ability and intent to reduce variable costs if future funding does not materialize to enable us to continue as a going concern through December 31, 2014. However, the reduction of variable costs may slow our research and development activities and therefore our efforts to obtain U.S. regulatory approval of our product candidates. Any of these actions could materially harm our business, results of operations and future prospects.

On October 1, 2014, we effected a 1-for-2.537 reverse stock split of our common stock. All share and per share information included in the accompanying consolidated financial statements has been adjusted to reflect this reverse stock split.

2. Summary of Significant Accounting Policies

Segment Information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our President and Chief Executive Officer. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing the performance of the Company, we have determined that we have a single operating and reporting segment.

Principles of Consolidation and Non-Controlling Interests

The accompanying consolidated financial statements include the accounts of our majority-owned subsidiary, NSVascular, Inc. (“NSVascular”). We do not have any significant interests in variable interest entities. NSVascular was formed in March 2011 for the research and development of stent technology for neurovascular brain aneurysms. As of December 31, 2013 and June 30, 2014, we owned 82% of NSVascular and UCLA, an industry specialist, individual founders and doctors owned the remaining 18%. NSVascular’s assets, liabilities, and operating results are included in their entirety in the accompanying consolidated financial statements. The non-controlling interests in those assets and liabilities are reflected as non-controlling interests in the consolidated balance sheets under stockholders’ equity (deficit) and our non-controlling interests in NSVascular’s operations are reflected in the consolidated statements of operations. For all periods presented, the assets and liabilities of NSVascular were not significant.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2014, the consolidated statements of operations and cash flows for the six months ended June 30, 2013 and 2014, the consolidated statement of stockholders’ (deficit) equity for the six months ended June 30, 2014 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments necessary for the fair presentation of our consolidated balance sheet as of June 30, 2014 and

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

of our consolidated statements of operations and cash flows for the six months ended June 30, 2013 and 2014. The consolidated operating results for the six months ended June 30, 2014 are not necessarily indicative of the results expected for the full year or any other interim period.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. Actual results could differ materially from those estimates. We consider many factors in selecting appropriate financial accounting policies and in developing the estimates and assumptions that are used in the preparation of our consolidated financial statements. We must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and we must select an amount that falls within that range of reasonable estimates. This process may result in actual results differing materially from those estimated amounts used in the preparation of our consolidated financial statements.

Concentrations of Credit and Significant Vendors

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash. We maintain checking and savings accounts at two separate financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”), which mitigates our concentration risk associated with cash. At certain times, amounts on deposit exceed FDIC insurance limits. No losses have been experienced to date related to cash.

We purchase our inventory components from single-source suppliers. In order to mitigate any adverse impacts from a disruption of supply, we attempt to maintain an adequate supply of purchased inventory components.

Fair Value Measurements

For our financial instruments, we consider fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

We use valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. We utilize a three-tier value hierarchy, which prioritizes inputs that may be used to measure fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Other inputs that are observable, directly or indirectly, such as quoted prices for similar assets and liabilities or market-corroborated inputs.

Level 3: Unobservable inputs are used when little or no market data is available, which requires us to develop our own assumptions about how market participants would value the assets or liabilities. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In estimating the fair value of our common stock warrants (see Note 4, Stockholders (Deficit) Equity), we used the Black-Scholes option-pricing model. The fair values of the accelerated repayment features and the beneficial redemption feature (see Note 5, Borrowings) were estimated using a model, which incorporated assumptions related to the likelihood of the accelerated repayment and beneficial redemption occurring, the timing of a triggering event and a discount rate. The common stock warrants, accelerated repayment features and the beneficial redemption

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

feature are classified as Level 3 in the fair value hierarchy and were measured at the date of grant and issuance, respectively. The accelerated repayment features and the beneficial redemption feature are re-measured each reporting period with changes in fair value, if any, reflected as other income or expense in the consolidated statement of operations. The fair value of our common stock warrants was determined based on market-observable and unobservable inputs and management judgment. The fair values of the accelerated repayment features and the beneficial redemption feature were determined based on unobservable inputs and management judgment. We had no assets or liabilities classified as either Level 1 or Level 2.

As of December 31, 2012 and 2013 and June 30, 2014, the carrying amounts of our grants receivable, accounts payable, accrued liabilities and borrowings approximate fair value because of the short-term nature of these items.

There have been no transfers of assets or liabilities between the fair value measurement levels, and there were no material re-measurements to fair value during 2012 and 2013 and the six months ended June 30, 2013 and 2014, of assets and liabilities that were not measured at fair value.

Grants Receivable and Income

Grant income represents amounts awarded by the NIH under the SBTTP and relates to the reimbursement of research and development expenses that have been incurred. Accordingly, we recognize grant income as the research and development activities occur, we have complied with all stipulations and related regulations, and we are entitled to such reimbursements. Grant income is classified as other income and the related research and development activities are classified as research and development expenses in the accompanying consolidated statements of operations. We have not experienced any collection issues relating to our grants receivable and there was no allowance for doubtful receivables as of December 31, 2012 and 2013 and June 30, 2014.

Inventory

Inventories are stated at the lower of cost or market. Cost, which includes amounts primarily related to purchased component parts, is determined in a manner that approximates the first-in, first-out method. We use third parties to manufacture our component parts. Inventory consists of purchased component parts at various stages of assembly, testing and packaging. We write down the value of inventories for estimated excess and obsolete inventories based upon assumptions about future demand and market conditions. Costs related to inventory, which has not received regulatory approval for sale, are expensed as incurred and included in research and development expenses in the accompanying consolidated statements of operations. Inventory provided for demonstration and evaluation has been expensed as selling, general and administrative expense due to the nature of use.

During 2013, we wrote down certain inventory components that we expect will expire prior to sale or any other use. The write down of inventory, $21,418, was recognized in cost of goods sold in the accompanying consolidated statement of operations.

Deferred Offering Costs

There was $1,234,799 and $2,092,814 of deferred offering costs incurred through December 31, 2013 and June 30, 2014, respectively, and recognized as non-current assets on our consolidated balance sheets. Upon the consummation of our proposed initial public offering, any amounts incurred will be offset against the proceeds of the offering. Amounts paid relating to deferred offering costs are presented as cash outflows from financing activities in the consolidated statements of cash flows.

Property and Equipment

Property and equipment, which includes leasehold improvements, equipment, furniture and fixtures, are recorded at cost. Depreciation of equipment, furniture and fixtures is provided using the straight-line method over the estimated useful lives (five to seven years) of the assets. Leasehold improvements are amortized over their estimated useful life or the related lease term, whichever is shorter. Currently, our leasehold improvements are amortized over four years. Depreciation and amortization expense was $4,284 and $9,699 for 2012 and 2013, respectively, and $4,536 and $6,103 for the six months ended June 30, 2013 and 2014, respectively. Maintenance and repair costs are

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

expensed as incurred. We review our property and equipment for impairment in value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no significant impairments for 2012 and 2013 and the six months ended June 30, 2013 and 2014.

Revenue Recognition

We recognize product revenue when (1) persuasive evidence of an arrangement exists, (2) the product is shipped and title and risk of loss has passed, (3) the price to the buyer is fixed or determinable and (4) collectability is reasonably assured. We do not offer a right of return other than for warranty claims. Product revenue is recognized net of discounts, which are provided at the time of sale. As of December 31, 2013, all product revenue recognized had been collected and therefore no amounts remained outstanding.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling costs are included in product revenue. Shipping and handling costs that we incur to distribute our products consist primarily of packaging and transportation charges and are recognized in cost of goods sold. Shipping and handling costs recognized in cost of goods sold for the six months ended June 30, 2014 were $4,098. Shipping and handling costs for the six months ended June 30, 2013 were not significant.

Cost of Goods Sold

Cost of goods sold primarily consists of the cost of our purchased component parts, shipping and handling costs, royalty obligations and inventory impairment charges, if any. We warrant our products to be free from defects in material and workmanship under normal use and service for a period of two years from the date of sale. Under the terms of the warranty, we have the discretion to repair or replace the product that is considered defective in materials or workmanship. A provision for estimated future costs related to warranty is recorded when products are shipped and revenue recognized. Our estimate of future costs to satisfy warranty obligations is primarily based on estimates of future defects in material and workmanship as well as replacement costs. If future actual failure rates or future actual costs differ from our estimates, we will record the impact in subsequent periods. As of June 30, 2014, our failure rate and cost estimates are not significant.

Research and Development Expenses

Research and development expenses primarily consist of product development costs, engineering expenses, clinical trial expenses, including supplies and devices used in such trials, regulatory fees and expenses and materials costs. Research and development expenses also include personnel-related expenses for employees and consultants engaged in the development of our products, including stock-based compensation and consulting fees. Research and development costs are expensed as incurred. Costs to acquire technologies to be used in research and development that have not reached technological feasibility and have no alternative future use are also expensed as incurred.

We contract with clinical trial sites and clinical investigators to conduct our clinical trials. Generally, we contract with clinical trial sites to screen and enroll patients, provide patients with equipment and training, conduct in-clinic studies, prepare patient report forms and collect and aggregate trial data. Clinical trial site fees generally include a set-up fee, a per-patient trial management fee and an overhead charge. We contract with clinical investigators to implement our trial protocol, secure institutional review board approval, supervise the staff who instruct the subjects in the use of our eTNS system and who perform assessments of the subjects, and generally ensure that the study is conducted in a safe and ethical manner. Our contracts with clinical trial sites and clinical investigators require that the parties comply with regulations and guidelines issued for the type of study being performed. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and to date have resulted in payment flows that generally match the periods over which materials or services are provided to us under such contracts. Accordingly, we reflect the clinical trial expense and the related amounts owed in our consolidated financial statements by matching those expenses with the period in which services and efforts are expended. Amounts payable for clinical trial expenses incurred that have not yet been paid are included in accounts payable in the accompanying consolidated balance sheets. Amounts paid for clinical trial expenses prior to the related services being performed are included in prepaid expenses in the accompanying consolidated balance sheets.

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of compensation for executive, finance, market development and administrative personnel, including stock-based compensation, as well as costs of patent prosecution and legal services related to our efforts to obtain and maintain broad protection for our intellectual property. Other significant expenses include costs associated with attending medical conferences, professional fees for legal and accounting services, consulting fees and travel expenses. Patent costs and costs of start-up activities, including organization costs, are expensed as incurred. Selling, general and administrative expenses, which also include advertising costs, are expensed as incurred. Advertising expense was $34,937 and $52,444 for 2012 and 2013, respectively, and $44,493 and $19,501 for the six months ended June 30, 2013 and 2014, respectively.

Employee and Non-employee Stock-Based Compensation

Stock-based compensation (see Note 4, Stockholders (Deficit) Equity) has been issued and granted to employees, directors, and non-employees in the form of common stock options and restricted shares of common stock. Non-employees are generally consultants who provide services to the Company over a period of time.

We measure stock-based compensation associated with common stock options based on an estimate of the fair value of the common stock options at the date of grant. We use the Black-Scholes option-pricing model for estimating the fair value of common stock options. Because our common stock is not publicly traded, the determination of fair value using the Black-Scholes option-valuation model is affected by the estimated fair market value per share of our common stock, as well as subjective assumptions regarding variables, including expected stock price volatility, risk-free interest rate, expected dividends, and expected life.

Volatility—We do not have publicly traded common stock and have a limited operating history and a lack of company-specific historical volatility data. Therefore our common stock price volatility is based on the historical stock volatilities of a group of comparable publicly traded companies.

Risk-free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected life of the instrument.

Expected Dividends—The dividend yield is assumed to be zero as we do not anticipate declaring and paying dividend in the foreseeable future.

Expected Life—In the absence of historical data relating to common stock option exercises, we apply a simplified approach: the expected life is presumed to be the mid-point between the vesting date and the end of the contractual term. We use the contractual term when valuing awards to non-employees.

We measure stock-based compensation associated with the issuance of restricted shares of common stock based on the estimated fair value of our common stock on the date of issuance.

We also estimate forfeitures for employees at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures. To the extent that actual forfeitures differ from our estimates, the difference would be recorded as a cumulative adjustment in the period the estimates were revised. To date, there have been no employee forfeitures of common stock options.

We recognize employee stock-based compensation expense, which consists of awards to employees and to non-employee directors acting in their role as a member of our board of directors over the requisite service period, which generally equals the vesting period. Employee stock-based compensation for awards subject only to service conditions is attributed to expense using the straight-line, single-option method over the service period. The measurement of non-employee stock-based compensation is subject to re-measurement as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in our consolidated statements of operations during the period the related services are rendered.

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

Income Taxes

We recognize deferred tax assets and liabilities (see Note 9, Income Taxes) for temporary differences between the financial reporting basis and tax basis of our assets and liabilities, along with net operating losses and tax credit carryovers. These differences are measured using the enacted tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. A valuation allowance is recorded against our deferred tax assets if, based on the weighted available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. We have considered estimated taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. When we establish or reduce the valuation allowance against our deferred tax assets, our provision for income taxes will increase or decrease, respectively, in the period such determination is made. A full valuation allowance has been recognized for all periods presented in the accompanying financial statements.

Additionally, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the consolidated financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement. If necessary, we establish reserves for uncertain tax positions. Interest expense and penalties for uncertain tax positions would be classified in the consolidated financial statements as income tax expense. We do not have any reserves for uncertain tax positions for all periods presented in the accompanying financial statements.

Comprehensive Loss

There were no differences between comprehensive loss and net loss as reported in the accompanying consolidated statements of operations for the periods presented.

Basic and Dilutive Net Loss Per Share

Our basic and diluted net loss per share is calculated by dividing net loss attributable to NeuroSigma by the weighted-average shares of common stock outstanding for the period. For 2013 and the six months ended June 30, 2014, basic weighted average shares of common stock outstanding excludes 985,415 shares of common stock held in escrow (see Note 4, Stockholders (Deficit) Equity) as these shares of common stock are considered contingently issuable. During February and March 2014, we issued 1,093,000 restricted shares of common stock (see Note 4, Stockholders (Deficit) Equity). As of June 30, 2014, all 1,093,000 restricted shares of common stock were unvested and therefore excluded from basic weighted average shares of common stock outstanding for the six months ended June 30, 2014. Potentially dilutive shares, which are based on the number of shares underlying outstanding restricted common stock, common stock options, common stock warrants, contingently convertible promissory note and common stock held in escrow, are not included when their effect is antidilutive. As there are net losses for all periods presented, the weighted-average shares of common stock outstanding used to compute basic and diluted net loss per share are the same.

The following table shows the number of anti-dilutive shares excluded from the calculation of diluted loss per share at the end of each period presented:

	AT DECEMBER 31,		AT JUNE 30,
	2012	2013	2013	2014
Common stock held in escrow	—	985,415	—	985,415
Restricted common stock	—	—	—	1,093,000
Common stock options	1,454,465	1,454,465	1,454,465	1,572,712
Common stock warrants	105,735	146,320	105,735	115,835
Contingently convertible promissory note	—	—	—	121,844

Total	1,560,200	2,586,200	1,560,200	3,888,806

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

Recently Adopted Accounting Standards

We have not recently adopted any accounting standards that have had a significant impact on our consolidated financial statements. In May 2014, a new accounting standard was issued that amends the guidance for the recognition of revenue from contracts with customers to transfer goods and services. This new standard will be effective for interim and annual periods beginning January 1, 2017, and is required to be adopted retrospectively. We are currently evaluating the impact this new standard will have on our financial statements.

3. License Arrangements

We have exclusively licensed certain in-process intellectual property. Our exclusive licenses primarily relate to treatments for major neurological and neuropsychiatric disorders such as epilepsy, depression, attention deficit disorder, and post-traumatic stress disorder and to stents. These exclusive licenses generally provide for a non-refundable upfront license fee, reimbursement of licensor-incurred patent related costs prior to and after the effective date of the exclusive license, development and regulatory approval milestone payments, annual license maintenance fees and royalty payments. In certain license arrangements, we also issued shares of our common stock or shares of NSVascular common stock as partial consideration for the license arrangement. The license arrangements are performed with no guarantee of either technological or commercial success and each may include terms that are unique to that arrangement. We can unilaterally terminate the license arrangements at any time and at no cost, and if we do so, the license reverts back to the licensor.

Since inception, we have expensed $25,000 of upfront license fees incurred and $175,203 as value of equity issued.

We are required to reimburse the licensor for its patent costs incurred prior to the effective date of the license and will bear all costs incurred by the licensor during the term of the license in the preparation, filing, prosecution, and maintenance of patent applications for the underlying patents. Total reimbursements of licensor’s patent costs incurred were $226,909 and $204,924 for 2012 and 2013, respectively. Total reimbursements of licensor’s patent costs incurred for the six months ended June 30, 2013 and 2014 were $53,208 and $39,047, respectively.

We are required to make predetermined milestone payments upon achievement of the criteria as defined in the license arrangements. Generally, we may extend milestone events in six-month increments, but not more than twice per milestone, by making a predetermined payment to the licensor. Such criteria relate to enrolling the first subject in a company-sponsored clinical trial, regulatory approval to market the product candidate, and receipt of a reimbursement code from the Center of Medical Services. As of June 30, 2014, under our license arrangements, we may be required to make milestone payments aggregating $530,000 (including $165,000 for each TNS product candidate) if the applicable milestone events relating to product candidates that we are pursuing are achieved. We are also required to achieve certain milestone events by specified dates. If we materially breach this agreement, then the licensor may give written notice of the default to us. We will then have a 90-day period from the effective date of such notice of default to entirely cure such default, and this 90-day period may be extended up to a maximum of 120 additional days if we provide to the licensor written bona fide good faith evidence that by using commercially reasonable efforts such default is not susceptible to repair within such 90-day period. However, failure to cure by the required timeframe does not result in a monetary penalty or obligation, other than as may result from the underlying breach. Failure to achieve milestone events may be treated by the licensor as a material breach of the agreement, which could give the licensor the option to terminate our license, on a field-by-field basis or in its entirety if we do not cure the default within 90 days of receiving written notice. Through June 30, 2014, we have not been obligated to make any milestone payments required by the license arrangements.

We must pay the licensor an annual license maintenance fee beginning on the one-year anniversary date of the effective date of the related agreement and continuing thereafter on each subsequent anniversary of the effective date. The license maintenance fees generally escalate over the first several years of the arrangement and then remain constant over the required remaining payment term. A license maintenance fee will not be due and payable

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

on any anniversary of the effective date if on that date, we are commercially selling a licensed product and paying an earned royalty to the licensor for the sale of such licensed product. The license maintenance fees are non-refundable and are not an advance against royalties. Total license maintenance fees were $5,000 and $12,500 for 2012 and 2013, respectively. Total license maintenance fees for the six months ended June 30, 2013 and 2014 were $7,500 and $10,000, respectively.

We are required to pay the licensor royalties as a percentage of the net sales of licensed or sublicensed products, subject to annual minimum royalties. Under our license arrangements, royalty rates range from 0.5% to 1.5% of net sales. To date, royalties expense, which is included in cost of goods sold in the accompanying consolidated statements of operations, has not been significant.

4. Stockholders’ (Deficit) Equity

As of June 30, 2014, we were authorized to issue 30,000,000 shares of common stock. Each share of common stock is entitled to one vote for all stockholder-related voting matters. The board of directors determines the estimated fair value of our common stock based on input from management and generally with assistance from an independent third-party valuation specialist. The estimated fair value per share of our common stock was determined to be $7.06, $21.14 and $21.21 at December 31, 2012, December 31, 2013, and June 30, 2014, respectively.

Common Stock Issuances, Repurchases and Escrowed Shares

During 2008, we sold 1,314,544 shares of unvested common stock for $667 designed to compensate two doctors who were expected to provide scientific advisory services. We have the right, exercisable at any time following the date that either doctor ceases, for any reason, to provide service to the Company (as determined by our board of directors), to repurchase, at the original purchase price of $0.0005 per share all of the shares of common stock pursuant to a Restricted Common Stock Purchase Agreement. The shares of common stock vest in a series of 48 successive and equal monthly installments, commencing on the original purchase date; however, should we elect to unilaterally terminate the relationship with either doctor without cause or cure, 25% of the unvested shares will immediately vest. We have accounted for this vesting common stock using a fair value approach. Under the fair value approach, the cost of these arrangements was subject to re-measurement over the vesting terms. Based on the fair value of the underlying common stock, an expense totaling $1,158,334 for 2012 has been recognized and is included in selling, general and administrative expenses in the accompanying consolidated statement of operations. These shares of common stock were deemed to be fully vested for accounting purposes in 2012 and therefore there was no expense recognized in 2013 for the six months ended June 30, 2014.

During 2012, we issued 306,162 shares of common stock for proceeds of $2,128,259, or $6.96 per share. Issuance costs were not significant.

In January 2013, we issued 2,876 shares of common stock for proceeds of $20,000, or $6.96 per share. Issuance costs were not significant.

In April 2013, our board of directors determined that one of the doctors to whom shares were issued in 2008 never actually and physically rendered services to the Company and, pursuant to the terms of the Restricted Common Stock Purchase Agreement, we notified the doctor of the our intent to repurchase all of the 985,415 shares of common stock and unilaterally effected a repurchase at the original purchase price of $500. As discussed in Note 8, Contractual Disputes, Litigation Matters and Product Liability, we are involved in a dispute with the doctor over our repurchase of his shares pursuant to the Restricted Common Stock Purchase Agreement. On December 26, 2013, we issued and delivered 985,415 shares of our common stock to an independent third party to be held in escrow until such time as the litigation matter and contractual dispute are resolved. Accordingly, the 985,415 shares of common stock held in escrow are reflected as outstanding shares as of December 31, 2013 and June 30, 2014.

During the six months ended June 30, 2014, as a result of the exercises of warrants to purchase common stock, we issued 68,331 shares of common stock for aggregate proceeds of $475,001, or $6.96 per share.

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

Common Stock Options and Restricted Common Stock Awards

In October 2010, we adopted the NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan (the “Plan”), which provides for the granting of incentive and non-statutory stock options and common stock to our employees, officers, directors and consultants at the discretion of the board of directors. Under the Plan our board of directors determines the terms and conditions of each grant, including the vesting terms. We have authorized 3,153,330 shares of common stock for issuance under the Plan.

Our board of directors may grant stock options with exercise prices not less than the estimated fair value of our common stock. The Plan provides that the exercise price of any incentive stock option granted to a 10% stockholder cannot be less than 110% of the estimated fair value of the common stock on the date of grant. Incentive stock options granted to a 10% stockholder are exercisable for up to five years from the date of grant. Subject to certain limitations, options granted under the Plan expire no later than ten years from the date of grant. Options granted to employees under the Plan vest over periods determined by our board of directors, generally over three or four years. The Plan also allows for grants of immediately exercisable stock options at the discretion of our board of directors. Unvested shares of common stock exercised are subject to our right to repurchase at the original exercise price.

A summary of stock option information for 2012 and 2013 and the six months ended June 30, 2014 was as follows:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding at December 31, 2011	557,743	$1.63	8.8	$3,028,100
Granted	896,722	7.06
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2012	1,454,465	$4.98	8.9	$3,028,100
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2013	1,454,465	$4.98	7.9	$23,507,600
Granted (unaudited)	118,247	21.14
Exercised (unaudited)	—	—
Forfeited (unaudited)	—	—

Outstanding at June 30, 2014 (unaudited)	1,572,712	$6.19	7.6	$23,627,300

Vested or Expected to vest at June 30, 2014 (unaudited)	1,572,712	$6.19	7.6	$23,627,300
Exercisable at June 30, 2014 (unaudited)	1,194,900	$4.95	7.3	$19,436,507

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of our common stock and the exercise price of outstanding, in-the-money stock options.

No employee common stock options were granted during 2013. The total fair values of employee common stock options vested in 2012 and 2013 and the six months ended June 30, 2013 and 2014 were $1,064,636, $830,120, $415,732 and $470,156, respectively. The weighted-average grant date fair values of employee options granted in 2012 and the six months ended June 30, 2014 were $4.29 and $11.19, respectively.

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

The weighted-average assumptions used to estimate the fair value of employee common stock options using the Black-Scholes option-pricing model were as follows:

	YEAR ENDED DECEMBER 31, 2012	SIX MONTHS ENDED JUNE 30, 2014
		(unaudited)
Weighted-average exercise price of options granted	$7.06	$21.14
Expected volatility	70%	62%
Expected term (in years)	5.7	5.0
Weighted-average risk free interest rate	0.94%	1.47%
Expected dividends	0.00%	0.00%

As of June 30, 2014, there was $1,839,025 of unrecognized stock-based compensation expense related to unvested employee common stock options, which is expected to be recognized over a weighted-average period of approximately 1.6 years.

No non-employee common stock options were granted during 2013. During 2012, we granted non-employees common stock options to purchase 128,102 shares of our common stock at an exercise price of $7.06 per share. During the six months ended June 30, 2014, we granted non-employees common stock options to purchase 116,277 shares of our common stock at an exercise price of $21.14. Stock-based compensation expense related to non-employee common stock option grants of $873,290, $1,760,757, $665,440, and $794,406 was recognized for 2012, 2013, and the six months ended June 30, 2013 and 2014, respectively. As of June 30, 2014, there were 97,252 unvested non-employee common stock options outstanding. The stock-based compensation expense associated with common stock options issued to non-employees is subject to re-measurement over the vesting terms as earned.

The fair values of non-employee common stock options for 2012, 2013 and the six months ended June 30, 2013 and 2014 were estimated using the Black-Scholes option-pricing model with the following assumptions:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2012	2013	2013	2014
			(unaudited)
Expected volatility	70%	65%	65%	66%-67%
Expected term (in years)	7.8-9.7	6.8-9.4	7.3-9.4	7.9-10.0
Weighted-average risk free interest rate	1.33-1.70%	1.32-2.75%	1.32-2.35%	2.23-2.74%
Expected dividends	0.00%	0.00%	0.00%	0.00%

During February and March 2014, we issued an aggregate of 1,093,000 restricted shares of common stock (RSAs) under our Plan to certain of our employees, officers and non-employee directors (collectively “Participants”). Under the Plan, we have a right to repurchase any unvested shares at the original issuance price of $0.00 per share upon the cessation of services by the Participant. All RSAs vest on the five year anniversary of the issuance date, subject to the Participant providing services. Additionally, the RSAs provide for accelerated vesting in certain circumstances as defined in the plan and the related RSA agreements, including upon a qualifying underwritten public offering covering the sale of our common stock in the aggregate amount of at least $20.0 million. Upon such a qualifying underwritten public offering, 224,670 RSAs (Type 1 RSAs) would generally vest in approximately four equal installments and become fully vested within approximately four years from the issuance date and 868,330 RSAs (Type 2 RSAs) would vest within approximately three years from the issuance date based on the vesting terms of

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

each individual RSA agreement. Additionally, the Type 2 RSAs provide for accelerated vesting of 100% of the unvested RSAs under certain circumstances as defined in the RSA agreements, including a change of control, termination of the Participant by us without cause, and the termination of services by the Participant for good reason, and provide for a partial acceleration of vesting upon the voluntary termination of services by the Participant without good reason. The Type 2 RSAs also include a contingent cash redemption provision under which upon a change of control in which all or a portion of the consideration payable by the acquirer consists of common stock or other securities which are not listed on any established securities exchange, the Participant would be entitled to receive a cash payment in lieu of receiving such non-liquid securities. Accordingly, the amounts recognized as compensation expense for the Type 2 RSAs, or $2,858,209 has been reflected outside of stockholders’ equity, as contingently redeemable restricted common stock, on the accompanying consolidated balance sheet as of June 30, 2014.

A summary of the RSA information for the six months ended June 30, 2014 was as follows:

	RESTRICTED SHARES OF COMMON STOCK (RSAS)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE
Balance unvested as of December 31, 2013	—	—
Issued/Awarded (unaudited)	1,093,000	$21.14
Vested (unaudited)	—	—
Forfeited (unaudited)	—	—

Balance unvested at June 30, 2014 (unaudited)	1,093,000	$21.14

During the six months ended June 30, 2014, we recognized $3,177,016 in stock-based compensation expense related to RSAs. As of June 30, 2014, there was $19,929,825 of unrecognized compensation related to unvested RSAs, which is expected to be recognized over a weighted-average period of approximately 3.1 years.

Total stock-based compensation expense, excluding expense relating to common stock associated with certain disputed common stock (see Note 8, Contractual Disputes, Litigation Matters and Product Liability), recognized in the consolidated statements of operations, which includes employee and non-employee common stock options and RSAs, was allocated as follows:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2012	2013	2013	2014
			(unaudited)
Research and development	$1,923,242	$2,424,858	$1,029,466	$556,937
Selling, general and administrative	55,600	167,047	51,298	3,884,119

Total	$1,978,842	$2,591,905	$1,080,764	$4,441,056

Common Stock Warrants

In connection with the issuance of promissory notes in October and November of 2013 (see Note 5, Borrowings), we issued fully vested and exercisable warrants to purchase 40,580 shares of common stock at exercise prices ranging from $20.76 to $20.78 per share. We allocated $571,297 of the proceeds received from the issuance of the promissory notes to the warrants, which represents our estimate of the warrants’ fair value. The warrants were considered equity and the fair value was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected life of 5 years, representing the contractual term; (2) risk-free interest of 1.45%; (3) dividend yield of 0.0%; and (4) expected volatility of 66%.

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

In connection with the issuance of certain promissory notes in January and February of 2014 (see Note 5, Borrowings), we issued fully vested and exercisable warrants to purchase 14,194 shares of common stock at a weighted average exercise price of $21.14 per share. We allocated $195,114 of the proceeds received from the issuance of the promissory notes to the warrants, which represents our estimate of the warrants’ fair value. The warrants were considered equity and the fair value was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected life of 5 years, representing the contractual term; (2) risk-free interest of 1.51% to 1.59%; (3) dividend yield of 0.0%; and (4) expected volatility of 62%.

In January 2014, we issued warrants to purchase an aggregate of 23,658 shares of our common stock at an exercise price of $21.14 to two stockholders as consideration for providing a support letter to our independent registered public accounting firm indicating that they have the ability and intent to continue to provide additional funding to meet our future liquidity needs through at least December 31, 2014. The two stockholders have no obligation to provide us with additional funding to meet our liquidity needs. These warrants are immediately vested and exercisable and therefore we expensed the estimated fair value of the warrants, or $265,306, as other expense, in our accompanying statements of operations for the six months ended June 30, 2014. The warrants were considered equity and the fair value was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected life of 5 years, representing the contractual term; (2) risk- free interest of 1.58%; (3) dividend yield of 0.0%; and (4) expected volatility of 62%.

As of June 30, 2014, warrants to purchase 115,835 shares of common stock were outstanding and exercisable at a weighted-average exercise price of $16.43 per share.

Common Shares Reserved for Future Issuance

Shares of our common stock reserved for future issuance were as follows:

	AT DECEMBER 31, 2013	AT JUNE 30, 2014
		(unaudited)
Plan:
Outstanding	1,454,465	1,572,712
Reserved for future issuance	516,357	487,600
Warrants	146,320	115,835

Total	2,117,142	2,176,147

5. Borrowings

Bridge Promissory Note and Tier III Notes

In September 2013, we issued a bridge promissory note to one of our current stockholders for proceeds of $300,000. The bridge promissory note accrued interest at 12% per year and was due two years from the issuance date. In October 2013, the $300,000 bridge promissory note issued in September 2013 and accrued interest was converted to a new promissory note, the Tier III Note, and warrants to purchase shares of our common stock. The Tier III Note has a simple interest rate of 12% per year. The principal and accrued interest of the Tier III Note is due and payable in full the earlier of (1) July 1, 2015 and (2) the closing of one or more equity financings that generates gross aggregate proceeds to us in excess of $25.0 million (the accelerated repayment feature). For accounting purposes, the accelerated repayment feature represents a separate financial instrument primarily because the Tier III Note was issued at a significant discount to the principal amount of the note. We measure the accelerated repayment feature at fair value on a recurring basis with the change in fair value, if any, reflected as other income (expense) in the consolidated statement of operations. In connection with the issuance of the Tier III Note in exchange for the $300,000 bridge promissory note and $1,500 accrued interest, we also issued the noteholder warrants to purchase

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

3,632 shares of our common stock at an exercise price of $20.76 per share. The common stock warrants are immediately vested and exercisable and have a term of five years. During October and November 2013, we issued an additional $640,000 of Tier III Notes. In connection with the issuance of these additional Tier III Notes, we also issued the noteholders warrants to purchase an aggregate of 7,706 shares of our common stock at exercise prices ranging from $20.76 per share to $20.78 per share. The common stock warrants are immediately vested and exercisable and have a term of five years.

Upon issuance of the Tier III Notes during 2013, we allocated the value received to the common stock warrants, accelerated repayment features and promissory notes based on the estimated fair value of each financial instrument. In estimating the fair value of the common stock warrants, $159,653, we used the Black-Scholes option-pricing model (see Note 4, Stockholders (Deficit) Equity). In valuing the accelerated repayment features, we used a model that incorporated a number of assumptions including the likelihood and timing of an accelerated repayment event, discounted to the valuation date. The fair value of the accelerated repayment features at the date of issuance was estimated at $116,100 based on a 70% probability of the accelerated repayment occurring and a 23% discount rate. The remaining value was allocated to the promissory notes resulting in an aggregate discount of $275,753. The discount is being amortized to interest expense in the consolidated statements of operations on an effective interest rate method from the date of issuance through July 1, 2015. The amount of the discount amortized in 2013 and the six months ended June 30, 2014 was $26,178 and $74,376, respectively.

In January 2014, we issued an additional $200,000 Tier III Note. In connection with the issuance of this additional Tier III Note, we also issued the noteholder warrants to purchase an aggregate of 2,365 shares of our common stock at an exercise price of $21.15 per share. The common stock warrants are immediately vested and exercisable and have a term of five years.

Upon issuance of this Tier III Note in January 2014, we allocated the value received to the common stock warrants, accelerated repayment feature and promissory note based on the estimated fair value of each financial instrument. In estimating the fair value of the common stock warrants, $32,558, we used the Black-Scholes option-pricing model (see Note 4, Stockholders (Deficit) Equity). In valuing the accelerated repayment feature, we used a model that incorporated a number of assumptions including the likelihood and timing of an accelerated repayment event, discounted to the valuation date. The fair value of the accelerated repayment feature at the date of issuance was estimated at $23,100 based on a 70% probability of the accelerated repayment occurring and a 23% discount rate. The remaining value was allocated to the promissory note resulting in an aggregate discount of $55,658. The discount is being amortized to interest expense in the consolidated statements of operations on an effective interest rate method from the date of issuance through July 1, 2015. The amount of the discount amortized during the six months ended June 30, 2014 was $14,599.

As of December 31, 2013 and June 30, 2014, the assumptions used to estimate the value of the accelerated repayment features related to the Tier III Notes did not change significantly from those used as of the issuance dates except for the timing of an accelerated repayment event. As of June 30, 2014, the expected timing of the accelerated redemption event is closer to the stated maturity date of the related Tier III Notes and therefore the estimated value of the accelerated redemption features have decreased by $36,800, which has been recognized in other income in the accompanying consolidated statement of operations.

Promissory Notes and Tier IV Notes

On various dates between March 2013 and September 2013, we issued five separate promissory notes to the current chairman of our board of directors and major stockholder for aggregate proceeds of $1,400,000, of which $1,100,000 was due December 31, 2013 and $300,000 was due March 27, 2014. All five promissory notes had a simple interest rate of 5% per year. In November 2013, the $1,400,000 aggregate principal amount of promissory notes issued to this related party and outstanding, as well as the interest accrued of $27,507, was converted to a Tier IV Note and warrants to purchase shares of our common stock. The Tier IV Note has a simple interest rate of 12% and the principal and accrued interest is due July 1, 2015. However, the Tier IV Notes require us to pay

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

interest to the noteholder through July 1, 2015 regardless of whether the Tier IV Notes have been repaid prior to July 1, 2015. In connection with the issuance of the Tier IV Note to the related party, we also issued such noteholder warrants to purchase 17,196 shares of our common stock at an exercise price of $20.76 per share. The common stock warrants are immediately vested and exercisable and have a term of five years. In November 2013, we issued an additional Tier IV Note with a principal amount of $1,000,000 to an immediate family member of the current chairman of our board of directors. In connection with the issuance of this additional Tier IV Note, we also issued this noteholder warrants to purchase 12,046 shares of our common stock at an exercise price of $20.76 per share. The common stock warrants are immediately vested and exercisable and have a term of five years.

Upon issuance of the Tier IV Notes, we allocated the value received to the common stock warrants and promissory notes based on the estimated fair value of each financial instrument. In estimating the fair value of the common stock warrants, $411,644, (see Note 4, Stockholders (Deficit) Equity), we used the Black-Scholes option-pricing model. The remaining value was allocated to the promissory notes resulting in an aggregate discount of $411,644. The discount is being amortized to interest expense in the consolidated statements of operations on an effective interest rate method from the date of issuance through July 1, 2015. The amount of the discount amortized in 2013 and the six months ended June 30, 2014 was $31,824 and $118,825, respectively.

Tier V Note

In February 2014, we issued a new promissory note, the Tier V Note, with a principal amount of $1,000,000 to an affiliate of the current chairman of our board of directors and major stockholder. The Tier V Note has a simple interest rate of 12% per year. The principal amount of the Tier V Note plus the full interest amount computed through June 30, 2015 is due and payable in full the earlier of (1) July 1, 2015 and (2) the closing of one or more equity financings that generates gross aggregate proceeds to us in excess of $25.0 million (the accelerated repayment feature). In connection with the issuance of the Tier V Note to the related party, we also issued the noteholder warrants to purchase 11,829 shares of our common stock at an exercise price of $21.14 per share. The common stock warrants are immediately vested and exercisable and have a term of five years.

Upon issuance of the Tier V Note, we allocated the value received to the common stock warrants, accelerated repayment feature and promissory note based on the estimated fair value of each financial instrument. In estimating the fair value of the common stock warrants, $162,556, we used the Black-Scholes option-pricing model (see Note 4, Stockholders (Deficit) Equity). In valuing the accelerated repayment feature, we used a model that incorporated a number of assumptions including the likelihood and timing of an accelerated repayment event, discounted to the valuation date. The fair value of the accelerated repayment features at the date of issuance was estimated at $196,000 based on a 70% probability of the accelerated repayment occurring and a 23% discount rate. The remaining value was allocated to the promissory note resulting in an aggregate discount of $358,556. The discount is being amortized to interest expense in the consolidated statements of operations on an effective interest rate method from the date of issuance through July 1, 2015. The amount of the discount amortized during the six months ended June 30, 2014 was $75,470. As of June 30, 2014, the assumptions used to estimate the value of the accelerated repayment feature related to the Tier V Note did not change significantly from those used as of the issuance date except for the timing of an accelerated repayment event. As of June 30, 2014, the expected timing of the accelerated redemption event is closer to the stated maturity date of the related Tier V Note and therefore the estimated value of the accelerated redemption feature has decreased by $43,200, which has been recognized in other income in the accompanying consolidated statement of operations.

Convertible Promissory Note

In February 2014, we issued a promissory note with a principal amount of $2,000,000 to a new investor. The promissory note has a simple interest rate of 10% per year, with the principal and accrued interest due and payable upon the earlier of a change of control or on February 28, 2016. The terms of the promissory note include a provision that allows the noteholder to convert the principal and accrued interest into shares of our common stock upon the closing of the next equity financing in which we receive gross aggregate proceeds of not less than $50.0 million (Next Equity Financing), at a 20% discount to the price of our common stock in such financing (Beneficial Redemption Feature). If the holder does not elect to convert the promissory note upon the Next Equity Financing, the holder would no longer have the right to convert the principal and interest into shares of common

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

stock and thereafter we could prepay such principal and accrued interest at any time prior to the contractual maturity date of February 28, 2016. The beneficial redemption feature is not considered a conversion feature as the value that the holder would receive upon electing to convert does not vary with the value of the shares. Instead, this feature is considered a redemption feature. For accounting purposes, this beneficial redemption feature has been bifurcated from the promissory note and accounted for as a separate financial instrument. We measure the beneficial redemption feature at fair value on a recurring basis, with the change in fair value, if any, reflected as other income (expense) in the consolidated statement of operations. In estimating the fair value of the Beneficial Redemption Feature at issuance, we used a model that incorporated a number of assumptions including the likelihood and timing of the Next Equity Financing, discounted to the valuation date. The fair value of the Beneficial Redemption Feature at the date of issuance was estimated at $337,500 based on a 70% probability of the Next Equity Financing occurring and a 23% discount rate. The remaining value was allocated to the promissory notes resulting in an aggregate discount of $337,500. The discount is being amortized to interest expense in the consolidated statements of operations on an effective interest rate method from the date of issuance through February 28, 2016. The amount of the discount amortized in the six months ended June 30, 2014 was $52,153. As of June 30, 2014, the assumptions used to estimate the value of the beneficial redemption feature did not change significantly from those used as of the issuance date.

6. National Institutes of Health Grants

We have been awarded three grants from the NIH under the SBTTP. Under the terms of the grants, we are obligated to be in compliance with certain stipulations and regulations including, but not limited to, research and development protocols. Grant funds must be applied toward the research and development programs specified by the NIH, rather than for all of our programs generally. If any of the grant funds are improperly applied, the costs may not be reimbursed and any costs already reimbursed may have to be refunded. We have complied with all terms of the grants. The terms of each grant also require that the grant amounts be utilized by certain dates within the project period. If we do not utilize the grant amounts within the timeframe outlined in the grant, we are required to request approval to use such funds at a later date and could lose the availability of such grant amounts. To date, and as the table below indicates, we have requested and received approval to extend two grant amounts during a later time frame than required by the grant.

Information (six months ended June 30, 2014 (unaudited)) regarding our NIH grants is as follows:

DATE OF GRANT	PROJECT AREA	PROJECT PERIOD	GRANT AMOUNT	AMOUNT UTILIZED THROUGH JUNE 30, 2014	AMOUNT AVAILABLE AS OF JUNE 30, 2014
August 15, 2011—revised November 19, 2013	Preclinical Testing of a Novel Flow for Diverting Stent for the Treatment of Intracranial Aneurysms	August 15, 2011—April 30, 2013 (Note: Extended to April 30, 2014)	$682,537	$466,211	$216,326

August 16, 2011—revised July 8, 2013	Trigeminal Nerve Stimulation for Epilepsy	August 16, 2011—July 31, 2013 (Note: Extended to July 31, 2014)	$746,869	$713,143	$33,726

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

DATE OF GRANT	PROJECT AREA	PROJECT PERIOD	GRANT AMOUNT	AMOUNT UTILIZED THROUGH JUNE 30, 2014	AMOUNT AVAILABLE AS OF JUNE 30, 2014

January 30, 2013	Development of an Implantable Trigeminal Nerve Stimulation System for Drug Resistant Epilepsy	February 1, 2013—January 31, 2015	$618,603	$152,814	$465,789

For 2012 and 2013 and the six months ended June 30, 2013 and 2014, we recognized aggregate grant income of $513,905, $539,966, $251,130 and $213,531, respectively.

7. Related-Party Transactions

During 2013 and the six months ended June 30, 2014, we were a party to financing transactions with certain principal stockholders and certain of the principal stockholder’s immediate family members. We did not have any related party transactions in 2012. The financing transactions included proceeds from the issuance of promissory notes and the issuance of common stock warrants (see Note 5, Borrowings). Our related party transactions are presented in the accompanying consolidated financial statements. As of December 31, 2013 and June 30, 2014, the weighted-average interest rate stated on the promissory notes for related party borrowings outstanding was 12%.

8. Commitments and Contingencies

Operating Lease

We lease our office and warehouse space under an operating lease, which expires in October 2016. The lease includes initial lease abatement and is subject to fixed rate escalation. We recognize rent expense on a straight-line basis for the full amount of the commitment including the minimum rent increases over the life of the lease.

Future minimum annual lease commitments under the non-cancelable operating lease at December 31, 2013 are as follows:

OPERATING LEASE
2014	$159,762
2015	179,706
2016	153,886
Thereafter	—

Total minimum operating lease commitments	$493,354

Rent expense under our operating lease for 2012 and 2013 and the six months ended June 30, 2013 and 2014 was $66,665, $136,320, $58,843 and $80,288, respectively.

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

Contractual Disputes, Litigation Matters and Product Liability

As discussed in Note 4, Stockholders’ (Deficit) Equity, in April 2013, our board of directors determined that a doctor who was engaged to perform scientific advisory services never actually and physically rendered services to the Company and, pursuant to the terms of the Restricted Common Stock Purchase Agreement, we notified the doctor of the our intent to repurchase all of the 985,415 shares of common stock and unilaterally effected a repurchase at the original purchase price of $500. The doctor disputes our right to purchase such shares. In August 2013, we filed a claim in arbitration against the doctor in Los Angeles, California, requesting a declaratory decision that the doctor and the affiliate to which he had transferred the securities prior to our repurchase have no right to such shares, which we have cancelled. The doctor has filed a counterclaim seeking reissuance of the shares, actual damages if the shares cannot be re-issued and unspecified punitive and exemplary damages. Although it is reasonably possible that we may experience a loss, which could have a material impact on our consolidated financial condition, results of operations or cash flows, an estimate of the possible loss cannot be made.

During the ordinary course of business, we may become involved in various matters of contractual disputes or litigation. Other than the matter discussed above, we are not aware of any other contractual disputes or litigation matters for which the ultimate outcome could have a material impact on our consolidated financial condition, results of operations or cash flows.

The manufacture and marketing of medical devices carries significant risk of financial exposure to product liability claims. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. We are currently covered under a product liability insurance policy with coverage limits of $10.0 million per occurrence and $10.0 million per year in the aggregate, subject to typical self-insured retention amounts.

9. Income Taxes

We are required to file federal and California income tax returns. For 2012 and 2013, we filed the federal tax returns of NeuroSigma and NSVascular separately. The 2012 and 2013 California tax returns were filed on a combined basis. There is no provision for income taxes other than the state minimum tax because we have incurred operating losses since inception.

Due to our operating losses since inception, we are subject to income tax examinations since we began operations in 2008. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the “more likely than not” standard. Accordingly, there is no provision for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying consolidated financial statements.

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of our deferred tax assets and liabilities are as follows:

	DECEMBER 31
	2012	2013
Deferred tax assets and liabilities:
Net operating loss carryovers	$2,321,720	$3,570,242
Accrual adjustments	665,665	1,390,297
Research and development credit carryovers	144,257	258,334
Depreciation	(2,679)	(14,134)

Total net deferred tax assets	3,128,963	5,204,739
Less valuation allowance	(3,128,963)	(5,204,739)

Net deferred tax assets	$—	$—

As of December 31, 2013, NeuroSigma had net operating loss carryforwards for federal income tax purposes of $7,834,146, which, if not used, expire through 2033. As of December 31, 2013, we had net operating losses for state income tax purposes of $8,299,325, which, if not used, expire through 2033. NeuroSigma had a federal deferred tax asset from research and development credits of $69,924 and $114,719 as of December 31, 2012 and 2013, respectively, which, if not used, expire through 2032 and 2033, respectively. We had a state deferred tax asset from research and development credits of $70,315 and $128,795 as of December 31, 2012 and 2013, respectively. As of December 31, 2013, NSVascular had net operating losses for federal income tax purposes of $508,741, which, if not used, expire through 2033. NSVascular had a federal deferred tax asset from research and development credits of $4,019 and $14,820 at December 31, 2012 and 2013, respectively, which, if not used, expire through 2032 and 2033, respectively. The utilization of the net operating loss carryforwards is also subject to limitations based on past and future changes in ownership of the Company pursuant to Internal Revenue Code Section 382.

A reconciliation of the difference between the expense for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows :

	DECEMBER 31,
	2012	2013
Income tax benefit at statutory rate	$(1,769,025)	$(1,980,796)
State income taxes	(199,599)	(327,232)
Research and development credits	(41,997)	(55,597)
Return to provision adjustments	1,137,514	—
Permanent items	774,262	289,449
Valuation allowance	99,645	2,075,776

Income tax expense	$800	$1,600

There are no unrecognized tax benefits and accrued interest and penalties associated with uncertain tax positions as of December 31, 2012 and 2013.

NEUROSIGMA, INC.

Notes to Consolidated Financial Statements (Continued)

10. Subsequent Events (unaudited)

We have completed an evaluation of all subsequent events through the filing date of this Registration Statement on Form S-1 with the Securities and Exchange Commission to ensure that this filing includes appropriate disclosure of events both recognized in the accompanying consolidated financial statements as of June 30, 2014 and events which occurred subsequently but were not recognized in the accompanying consolidated financial statements. Except as described below, we have concluded that no subsequent event has occurred that requires disclosure.

Common Stock Warrants

In August and September 2014, as a result of the exercise of warrants to purchase common stock, we issued 37,403 shares of common stock for aggregate proceeds of $260,004, or $6.96 per share.

Tier IV Notes

In August 2014, we issued an additional Tier IV Note (see Note 5, Borrowings) with a principal amount of $699,987 to the current chairman of our board of directors and major stockholder. In connection with the issuance of this additional Tier IV Note, we also issued to this related party warrants to purchase 8,280 shares of our common stock at an exercise price of $21.14 per share. The common stock warrants are immediately vested and exercisable and have a term of five years.

Amended and Restated Certificate of Incorporation

In October 2014, our board of directors and stockholders approved an amendment to our amended and restated certificate of incorporation to increase the authorized number of shares of our common stock from 30,000,000 shares to 125,000,000 shares and to authorize the future issuance of 5,000,000 shares of preferred stock.

NeuroSigma, Inc. 2014 Performance Incentive Plan

In October 2014, our board of directors adopted and our stockholders approved the NeuroSigma, Inc. 2014 Performance Incentive Plan (the “2014 Plan”). A total of 2,067,600 shares of common stock are reserved for future issuance under the 2014 Plan.

NeuroSigma

Monarch™ eTNS™ System*

NeuroSigma
Monarch

*CAUTION: We have not received approval by the FDA to market our eTNS™ system, proposed Second Generation eTNS™ system or proposed sTNS™ system in the United States. Our eTNS™ system, proposed Second Generation eTNS™ system and proposed sTNS™ system are classified as investigational devices and are limited by Federal (or United States) law to investigational use only.

3,571,429 Shares

NeuroSigma, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Jefferies

BTIG

Craig-Hallum Capital Group

                    , 2014

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with this offering. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

EXPENSES	AMOUNT
SEC registration fee	$7,935
FINRA filing fee	6,000
Listing fee	50,000
Printing and engraving expenses	500,000
Legal fees and expenses	1,450,000
Accounting fees and expenses	1,050,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	198,505

Total	$3,267,440

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or were, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our amended and restated certificate of incorporation also provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Our amended and restated certificate of incorporation provides that, subject to certain limitations, we shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, and may advance expenses to any person who is or was a director or officer, or who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise from and against any and all of the expenses, liabilities or other matters referred to in or covered by such section. In addition, the proposed amendment would also provide clarification that we may provide indemnification to any such person and any other person who is or was an employee or agent, by agreement or otherwise, on such terms and conditions as our board of directors may approve and that any agreement for indemnification of any director, officer, employee or other person may provide indemnification rights that are broader or otherwise different from the rights set forth in the amendment.

Our amended and restated bylaws require us to indemnify and allow us to advance expenses to our current and former directors and officers, as well as certain persons serving, at our request, at another entity as a director, officer, employee or agent. These indemnification provisions are not effective until our stockholders approve the amendment to our amended and restated certificate of incorporation to provide for indemnification rights to our directors and officers.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation or amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain a general liability insurance policy that covers certain liabilities of our director and officers arising out of claims based on acts or omissions in the person’s capacity as a director or officer.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities issued and sold by us since January 1, 2011 through the date of the prospectus that forms a part of this registration statement, after giving effect to the 50-for-1 stock split effective in December 2011 and the 1-for-2.537 reverse stock split effected on October 1, 2014. There were no underwriters involved in any of the transactions set forth below and the certificates representing the securities issued and sold contain legends restricting transfer of the securities without registration under the Securities Act of 1933, as amended, or the Securities Act, or an applicable exemption from registration.

(a)	From January 1, 2011 through August 22, 2012, we granted to certain of our employees and consultants under our 2010 Stock Option/Stock Issuance Plan, or the 2010 Plan, options to purchase an aggregate of 404,015 shares of our common stock at an exercise price of $7.06 per share.

(b)	From January 1, 2011 through the date of the prospectus that forms a part of this registration statement, we issued and sold an aggregate of 344,996 shares of our common stock to a total of eight accredited investors at $6.96 per share for aggregate proceeds of $2,398,260.

(c)	In January 2011, we cancelled previously issued convertible promissory notes with an aggregate principal amount of $410,000, which were held by an accredited investor, and issued and sold to such investor a $500,000 principal amount convertible promissory note for net proceeds of $90,000. The convertible promissory note issued to such investor in January 2011 had warrant features, as described in (j) below.

(d)	In January 2011, we also issued and sold a $600,000 revolving promissory note to Lodwrick Cook, Chairman of our board of directors. For additional discussion of this note, see the section captioned “Certain Relationships and Related Party Transactions” in the prospectus that forms a part of this registration statement.

(e)	In February 2011, we cancelled previously issued convertible promissory notes with an aggregate principal amount of $300,000, which were held by two accredited investors, and issued and sold to such investors convertible promissory notes with an aggregate principal amount of $1,200,000 for net proceeds of $900,000. The convertible promissory notes issued to such investors in February 2011 had warrant features, as described in (j) below.

(f)	In February 2011, we also issued and sold a $50,000 principal amount convertible promissory note to an accredited investor.

(g)	In March 2011, we cancelled a previously issued $100,000 principal amount convertible promissory note, which was held by an accredited investor, and issued and sold to such investor a $500,000 principal amount convertible promissory note for net proceeds of $400,000. The convertible promissory note issued to such investor in March 2011 had warrant features, as described in (j) below.

(h)	In October 2011, we issued and sold a $50,000 principal amount convertible promissory note to an accredited investor.

(i)	In December 2011, we issued and sold convertible promissory notes with an aggregate principal amount of $500,000 to a total of seven accredited investors. Of such convertible promissory notes, $250,000 aggregate principal amount had warrant features, as described in (j) below.

(j)	In December 2011, we also issued an aggregate of 706,300 shares of our common stock to 17 accredited investors upon the automatic conversion of the outstanding principal balance of and unpaid accrued interest on an aggregate principal amount of $3,150,000 convertible promissory notes, including but not limited to those listed in Items 15(c) and (e) through (i). In connection with the conversion of these promissory notes, we issued warrants to purchase an aggregate of 105,734 shares of our common stock at an exercise price of $6.96 per share to such holders.

(k)	In August 2012, we granted an option to purchase 492,707 shares of our common stock at an exercise price of $7.06 per share to an employee who is an accredited investor. This option was granted under the 2010 Plan.

(l)	From March 2013 to September 2013, we issued and sold promissory notes with an aggregate principal amount of $1,400,000 to Mr. Cook. On November 13, 2013, these promissory notes were cancelled and replaced with a single $1,427,506.85 principal amount promissory note issued to Mr. Cook on November 13, 2013, which represented the aggregate principal amount of the five separate notes plus unpaid interest accrued thereon. In connection with this issuance, we issued Mr. Cook a warrant to purchase 17,196 shares of our common stock at an exercise price of $20.76 per share. For additional discussion of these notes and the warrant, see the section captioned “Certain Relationships and Related Party Transactions” in the prospectus that forms a part of this registration statement.

(m)	In October 2013, we issued and sold promissory notes with an aggregate principal amount of $591,500 to a total of five accredited investors. In connection with these issuances, we also issued warrants to purchase an aggregate of 7,123 shares of our common stock at exercise prices ranging from $20.76 to $20.78 per share to such accredited investors.

(n)	In November 2013, we issued and sold promissory notes with an aggregate principal amount of $1,350,000 to a total of three accredited investors. In connection with these issuances, we also issued warrants to purchase an aggregate of 16,261 shares of our common stock at exercise prices ranging from $20.76 to $20.77 per share to such accredited investors.

(o)	In December 2013, we issued and delivered 985,415 shares of our common stock to an independent third party in connection with a pending legal dispute. Such shares are to be held in escrow until the matter is resolved. See the section captioned “Business—Legal Proceedings; Product Liability” in the prospectus that forms a part of this registration statement.

(p)	In January 2014, we issued and sold a $200,000 principal amount promissory note to an accredited investor. In connection with this issuance, we also issued a warrant to purchase 2,365 shares of our common stock at an exercise price of $21.15 per share to such accredited investor.

(q)	In January 2014, we issued warrants to purchase an aggregate of 23,658 shares of our common stock at an exercise price of $21.14 per share to two accredited investors, one of whom was Mr. Cook, as consideration for providing a support letter to our independent registered public accounting firm indicating that they have the ability and intent to continue to provide additional funding to meet our future liquidity needs through at least December 31, 2014.

(r)	In February 2014, we issued options to purchase an aggregate of 118,247 shares of our common stock at an exercise price of $21.14 per share to certain of our employees and consultants. These common stock options were granted under the 2010 Plan.

(s)	In February 2014, we issued an aggregate of 275,107 restricted shares of common stock to certain of our employees and directors. These restricted shares were issued under the 2010 Plan.

(t)	In February 2014, we issued an aggregate of 729,206 restricted shares of our common stock to certain of our employees and a director, each of whom is an accredited investor. These restricted shares were issued under the 2010 Plan.

(u)	In February 2014, we issued and sold a $1,000,000 principal amount promissory note to an accredited investor. In connection with this issuance, we also issued a warrant to purchase 11,829 shares of our common stock at an exercise price of $21.14 per share to such accredited investor.

(v)	In February 2014, we issued and sold a $2,000,000 principal amount convertible promissory note to an accredited investor.

(w)	In March 2014, we issued 88,687 restricted shares of common stock to an employee under the 2010 Plan.

(x)	In March 2014, April 2014 and August 2014, we issued an aggregate of 94,973 shares of common stock for $6.96 per share, or aggregate proceeds of $660,222, upon the exercise of certain outstanding warrants disclosed in (j) above.

(y)	In August 2014, we issued a $699,986.56 promissory note to Mr. Cook. In connection with this issuance, we also issued a warrant to purchase 8,280 shares of our common stock at an exercise prise of $21.14 per share to Mr. Cook.

(z)	In September 2014, we issued 10,757 shares of common stock for $6.96 per share, or aggregate proceeds of $74,783, upon the exercise of the remaining outstanding warrants disclosed in (j) above.

The offers, sales and issuances of the securities described in Items 15(a), 15(r), 15(s) and 15(w) were exempt from registration under the Securities Act under Rule 701 in that the transactions were made pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, consultants or directors and received the securities under the 2010 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

The offers, sales, and issuances of the securities described in Items 15(b) through 15(q), 15(t) through (v) and 15(x) through (z) were exempt from registration under Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor and had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated by reference herein.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on October 7, 2014.

NEUROSIGMA, INC.

By:	*
Leon Ekchian President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated below:

SIGNATURE	TITLE	DATE

* Leon Ekchian	President, Chief Executive Officer and Director (Principal executive officer)	October 7, 2014

* Carl Adams	Chief Financial Officer (Principal financial and accounting officer)	October 7, 2014

* Lodwrick Cook	Chairman of the Board of Directors	October 7, 2014

* Kirk Calhoun	Director	October 7, 2014

* James Hindman	Director	October 7, 2014

* Aimee Weisner	Director	October 7, 2014

*By:	/s/ David L. Hayes
David L. Hayes Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of NeuroSigma, Inc.

3.2**	Amended and Restated Bylaws of NeuroSigma, Inc., as currently in effect.

4.1**	Specimen Stock Certificate of NeuroSigma, Inc.

4.2**	Promissory Note dated October 14, 2013, issued to Jerry E. Shea, Jr.

4.3**	Warrant to Purchase Shares dated October 14, 2013, issued to Jerry E. Shea, Jr.

4.4**	Promissory Note dated October 18, 2013, issued to Charlene D. McKinney.

4.5**	Warrant to Purchase Shares dated October 18, 2013, issued to Charlene D. McKinney.

4.6**	Promissory Note dated October 24, 2013, issued to William Pool.

4.7**	Warrant to Purchase Shares dated October 24, 2013, issued to William Pool.

4.8**	Promissory Note dated October 25, 2013, issued to Thomas D. Pyburn.

4.9**	Warrant to Purchase Shares dated October 25, 2013, issued to Thomas D. Pyburn.

4.10**	Promissory Note dated October 28, 2013, issued to Dr. Maurice Faugot.

4.11**	Warrant to Purchase Shares dated October 28, 2013, issued to Dr. Maurice Faugot.

4.12**	Promissory Note dated November 1, 2013, issued to Norman E. Witt, Jr. and Monica S. Witt, Joint Tenants with Right of Survivorship.

4.13**	Warrant to Purchase Shares dated November 1, 2013, issued to Norman E. Witt, Jr. and Monica S. Witt, Joint Tenants with Right of Survivorship.

4.14**	Promissory Note dated November 4, 2013, issued to Edward J. Faugot, Jr. and Christie M. Faugot.

4.15**	Warrant to Purchase Shares dated November 4, 2013, issued to Edward J. Faugot, Jr. and Christie M. Faugot.

4.16**	Promissory Note dated November 10, 2013, issued to Ricardo E. Chambi, M.D.

4.17**	Warrant to Purchase Shares dated November 10, 2013, issued to Ricardo E. Chambi, M.D.

4.18**	Promissory Note dated November 13, 2013, issued to Lodwrick M. Cook.

4.19**	Warrant to Purchase Shares dated November 13, 2013, issued to Lodwrick M. Cook.

4.20**	Warrant to Purchase Shares dated January 24, 2014, issued to Lodwrick M. Cook.

4.21**	Promissory Note dated January 28, 2014, issued to Norman E. Witt, Jr. and Monica S. Witt, Joint Tenants with Right of Survivorship.

4.22**	Warrant to Purchase Shares dated January 28, 2014, issued to Norman E. Witt, Jr. and Monica S. Witt, Joint Tenants with Right of Survivorship.

4.23**	Warrant to Purchase Shares dated January 29, 2014, issued to Norman E. Witt, Jr.

4.24**	Promissory Note dated February 28, 2014, issued to Ricardo E. Chambi, M.D.

4.25**	Warrant to Purchase Shares dated February 28, 2014, issued to Ricardo E. Chambi, M.D.

EXHIBIT NUMBER	DESCRIPTION

4.26**	Convertible Promissory Note dated February 28, 2014, issued to LSU Alumni Association.

4.27**	Promissory Note dated August 4, 2014, issued to Lodwrick M. Cook.

4.28**	Warrant to Purchase Shares dated August 4, 2014, issued to Lodwrick M. Cook.

5.1**	Opinion of Haynes and Boone, LLP.

10.1+**	NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan.

10.2+**	NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan Form of Notice of Grant of Stock Option.

10.3+**	NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan Form of Stock Option Agreement.

10.4+**	NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan Form of Addendum to Stock Option Agreement.

10.5+**	NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan Form of Stock Purchase Agreement.

10.6+**	NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan Form of Stock Issuance Agreement (Restricted Stock – Executive Officers).

10.7+**	NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan Form of Stock Issuance Agreement (Restricted Stock – Directors).

10.8+**	NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan Form of Stock Issuance Agreement (Restricted Stock – Employees).

10.9+**	NeuroSigma, Inc. 2010 Stock Option/Stock Issuance Plan Form of Stock Issuance Agreement (Restricted Stock – Chairman).

10.10+**	NeuroSigma, Inc. 2014 Performance Incentive Plan.

10.11**	Common Stock Purchase Agreement dated December 30, 2011, by and between NeuroSigma, Inc. and Norman E. Witt, Jr. and Monica S. Witt, Joint Tenants with Right of Survivorship.

10.12**	Common Stock Purchase Agreement dated April 12, 2012, by and between NeuroSigma, Inc. and Fred S. Beaton.

10.13**	Common Stock Purchase Agreement dated April 12, 2012, by and between NeuroSigma, Inc. and Ronald W. Beaton.

10.14**	Common Stock Purchase Agreement dated May 8, 2012, by and between NeuroSigma, Inc. and Maurice Faugot.

10.15**	Common Stock Purchase Agreement dated May 14, 2012, by and between NeuroSigma, Inc. and E. Stewart Shea III.

10.16**	Common Stock Purchase Agreement dated June 14, 2012, by and between NeuroSigma, Inc. and Charlene D. McKinney.

10.17**	Common Stock Purchase Agreement dated July 24, 2012, by and between NeuroSigma, Inc. and William Pool.

10.18**	Common Stock Purchase Agreement dated September 10, 2012, by and between NeuroSigma, Inc. and Norman E. Witt, Jr. and Monica S. Witt as Joint Tenants WROS.

10.19**	Common Stock Purchase Agreement dated September 10, 2012, by and between NeuroSigma, Inc. and Patricia Chambi.

EXHIBIT NUMBER	DESCRIPTION

10.20**	Common Stock Purchase Agreement dated October 23, 2012, by and between NeuroSigma, Inc. and PENSCO Trust Company Custodian FBO Monica S. Witt.

10.21**	Common Stock Purchase Agreement dated October 23, 2012, by and between NeuroSigma, Inc. and PENSCO Trust Company Custodian FBO Norman E. Witt, Jr.

10.22**	Common Stock Purchase Agreement dated November 12, 2012, by and between NeuroSigma, Inc. and Maurice Faugot.

10.23**	Common Stock Purchase Agreement dated November 14, 2012, by and between NeuroSigma, Inc. and William Pool.

10.24**	Common Stock Purchase Agreement dated January 11, 2013, by and between NeuroSigma, Inc. and Ron Beaton.

10.25**	Common Stock Purchase Agreement dated January 14, 2013, by and between NeuroSigma, Inc. and Fred Beaton.

10.26**	Note and Warrant Purchase Agreement dated October 14, 2013, by and between NeuroSigma, Inc. and Jerry E. Shea, Jr.

10.27**	Note and Warrant Purchase Agreement dated October 18, 2013, by and between NeuroSigma, Inc. and Charlene D. McKinney.

10.28**	Note and Warrant Purchase Agreement dated October 24, 2013, by and between NeuroSigma, Inc. and William Pool.

10.29**	Note and Warrant Purchase Agreement dated October 25, 2013, by and between NeuroSigma, Inc. and Thomas D. Pyburn.

10.30**	Note and Warrant Purchase Agreement dated October 28, 2013, by and between NeuroSigma, Inc. and Dr. Maurice Faugot.

10.31**	Note and Warrant Purchase Agreement dated November 1, 2013, by and between NeuroSigma, Inc. and Norman E. Witt, Jr. and Monica S. Witt, Joint Tenants with Right of Survivorship.

10.32**	Note and Warrant Purchase Agreement dated November 4, 2013, by and between NeuroSigma, Inc. and Edward J. Faugot, Jr. and Christie M. Faugot.

10.33**	Note and Warrant Purchase Agreement dated November 10, 2013, by and between NeuroSigma, Inc. and Ricardo E. Chambi, M.D.

10.34**	Note and Warrant Purchase Agreement dated November 13, 2013, by and between NeuroSigma, Inc. and Lodwrick M. Cook.

10.35**	Note and Warrant Purchase Agreement dated January 28, 2014, by and between NeuroSigma, Inc. and Norman E. Witt, Jr. and Monica S. Witt, Joint Tenants with Right of Survivorship.

10.36**	Note and Warrant Purchase Agreement dated February 28, 2014, by and between NeuroSigma, Inc. and Ricardo E. Chambi, M.D.

10.37**	Note Purchase Agreement dated February 28, 2014, by and between NeuroSigma, Inc. and LSU Alumni Association.

10.38**	Office Lease, dated as of May 27, 2010, by and between CA-10960 Wilshire Limited Partnership and NeuroSigma, Inc.

10.39**	First Amendment to Office Lease, dated December 26, 2012, by and between CA-10960 Wilshire Limited Partnership and NeuroSigma, Inc.

EXHIBIT NUMBER	DESCRIPTION

10.40†**	Exclusive License Agreement, dated July 26, 2010, between The Regents of the University of California and NeuroSigma, Inc.

10.41†**	First Amendment to the License Agreement, dated January 9, 2011, by and between The Regents of the University of California and NeuroSigma, Inc.

10.42†**	Second Amendment to the License Agreement, dated July 29, 2011, by and between The Regents of the University of California and NeuroSigma, Inc.

10.43†**	Third Amendment to the License Agreement, dated August 30, 2012, by and between The Regents of the University of California and NeuroSigma, Inc.

10.44**	Escrow Agreement, dated as of December 26, 2013, by and between Blackmore Escrow, Inc. and NeuroSigma, Inc.

10.45+**	Amended and Restated Employment Agreement, effective as of February 14, 2014, by and between NeuroSigma, Inc. and Gregory F. Brooks.

10.46+**	Amended and Restated Employment Agreement, effective as of February 14, 2014, by and between NeuroSigma, Inc. and David L. Hayes.

10.47+**	Employment Agreement, effective as of February 14, 2014, by and between NeuroSigma, Inc. and Leon Ekchian.

10.48+**	Employment Offer Letter, dated March 19, 2014, by and between Carl Adams and NeuroSigma, Inc.

10.49**	Form of Indemnification Agreement.

21.1**	Subsidiaries of NeuroSigma, Inc.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Haynes and Boone, LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

*	Filed herewith.
**	Previously filed.
+	Indicates a management contract or compensatory plan.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been be filed separately with the Securities and Exchange Commission.